     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 28, 1998
                           REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                                    FORM F-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                         ------------------------------

                                ALCATEL ALSTHOM
             (Exact name of Registrant as specified in its charter)

          REPUBLIC OF FRANCE                             4813                                INAPPLICABLE
   (State or other jurisdiction of           (Primary Standard Industrial                  (I.R.S. Employer
    incorporation or organization)           Classification Code Number)                 Identification No.)

                         ------------------------------

                               54, rue La Boetie
                                  75008 Paris
                                     France
                              011-331-40-76-10-10
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                         ------------------------------

                                  Krish Prabhu
                         Alcatel Network Systems, Inc.
                              1225 North Alma Road
                            Richardson, Texas 75081
                                      USA
                                 (972) 996-5000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

      ROGER S. AARON, ESQ.                 SERGE TCHURUK                    JAMES L. DONALD
Skadden, Arps, Slate, Meagher &      Chairman of the Board and           Chairman of the Board,
            Flom LLP                  Chief Executive Officer                President and
        919 Third Avenue                  Alcatel Alsthom               Chief Executive Officer
    New York, New York 10022             54, rue La Boetie           DSC Communications Corporation
              USA                           75008 Paris                      1000 Coit Road
         (212) 735-3000                        France                      Plano, Texas 75075
                                        011-331-40-76-10-10                       USA
                                                                             (972) 519-3000


                                       JOHN J. KENDRICK, JR.
                                     4680 Trammell Crow Center
                                          2001 Ross Avenue
                                        Dallas, Texas 75201
                                                USA
                                           (214) 871-2105


                       ----------------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                    AMOUNT         PROPOSED MAXIMUM    PROPOSED MAXIMUM         AMOUNT
     TITLE OF EACH CLASS OF SECURITIES              TO BE           OFFERING PRICE    AGGREGATE OFFERING   OF REGISTRATION
              TO BE REGISTERED                  REGISTERED(1)         PER SHARE            PRICE(2)              FEE
American Depositary Shares evidenced by          110,020,000             N/A            $4,758,365,000        $1,403,718
  American Depositary Receipts, each
  American Depositary Share evidencing
  Ordinary Shares, Nominal Value 40FF each
  of Alcatel Alsthom(3).....................

(1) Represents the maximum number of American Depositary Shares issuable upon consummation of the merger of Net Acquisition, Inc., a wholly owned subsidiary of Alcatel Alsthom ("Alcatel"), with and into DSC Communications Corporation (the "Merger"), such amount includes all exercisable options granted under employee stock option plans and rights to acquire Alcatel American Depositary Shares under DSC Communications Corporation's 7% Convertible Notes due August 1, 2004.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) promulgated under the Securities Act of 1933, as amended, on the basis of $43.25, the average of the high and low prices of the Alcatel American Depositary Shares on the New York Stock Exchange on July 23, 1998, multiplied by 110,020,000, the maximum number of Alcatel American Depositary Shares issuable upon and following the consummation of the Merger.

(3) These shares may be represented by the Registrant's American Depositary Shares, each of which represents one-fifth of an Ordinary Share. A separate
    Registration Statement on Form F-6 (Registration No. 333-      ) will be
    filed for the registration of American Depositary Shares evidenced by American Depositary Receipts issuable upon deposit of Ordinary Shares.

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     [LOGO]

                         DSC COMMUNICATIONS CORPORATION
                                 1000 Coit Road
                               Plano, Texas 75075
                                 (972) 519-3000

                                                                   July 28, 1998

Dear Fellow Stockholders:

    Enclosed are a Notice of Special Meeting, a Proxy Statement/Prospectus and a Proxy in connection with a special meeting of stockholders (the "Special Meeting") of DSC Communications Corporation ("DSC") to be held at 10:00 a.m. local time on August 27, 1998 at DSC Communications Corporation Building PB6, 3400 Plano Parkway, Plano, Texas 75075. At the Special Meeting you will be asked to consider and vote on a proposal to approve and adopt an Agreement and Plan of Merger, as amended (the "Merger Agreement"), by and among DSC, Alcatel Alsthom, a company organized under the laws of the Republic of France ("Alcatel"), and Net Acquisition, Inc., a direct wholly owned subsidiary of Alcatel ("Newco"), pursuant to which Newco will be merged with and into DSC (the "Merger"), and DSC will become a wholly owned subsidiary of Alcatel.

    The terms of the Merger Agreement provide that each issued and outstanding share of common stock, par value $.01 per share (the "Common Stock"), of DSC will, upon the terms and subject to the conditions set forth in the Merger Agreement, be converted into 0.815 of an Alcatel American Depositary Share (collectively, the "ADSs"). The closing price of the ADSs as reported on the NYSE Composite Tape on July 27, 1998 was $43. Outstanding options to acquire shares of Common Stock issued under DSC's stock option plans will generally be cancelled by DSC for cash in the case of optionees who have agreed to such cancellation, or in the case of certain optionees who have not agreed to such cancellation, may become options to purchase ADSs.

    Details of the matters to be considered at the Special Meeting are set forth in the accompanying Proxy Statement/Prospectus which you should read carefully in its entirety. The Board of Directors of DSC has established July 23, 1998 as the record date for determining holders of shares of Common Stock entitled to notice of, and to vote at, the Special Meeting, and only record holders of shares of Common Stock at the close of business on such record date are entitled to notice of, and to vote at, the Special Meeting. A complete list of stockholders entitled to vote at the Special Meeting will be available for examination by any of DSC's stockholders at the offices of Baker & McKenzie, 4500 Trammell Crow Center, 2001 Ross Avenue, Suite 4500, Dallas, Texas 75201, for purposes germane to the Special Meeting, during normal business hours for a period of 10 days prior to the Special Meeting.

    AFTER CAREFUL CONSIDERATION, THE BOARD OF DIRECTORS OF DSC HAS UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE MERGER, ARE FAIR TO AND IN THE BEST INTERESTS OF STOCKHOLDERS OF DSC, AND HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER AND RECOMMENDS THAT ALL STOCKHOLDERS VOTE IN FAVOR OF THE PROPOSAL TO ADOPT THE MERGER AGREEMENT AND APPROVE THE MERGER. IN ADDITION, THE BOARD OF DIRECTORS OF DSC HAS RECEIVED THE WRITTEN OPINION OF GOLDMAN, SACHS & CO. DATED JUNE 3, 1998 TO THE EFFECT THAT, AS OF SUCH DATE, THE EXCHANGE RATIO PURSUANT TO THE MERGER AGREEMENT WAS FAIR FROM A FINANCIAL POINT OF VIEW TO HOLDERS OF COMMON STOCK.

    To be certain that your shares are voted at the Special Meeting, whether or not you plan to attend in person, please sign, date and return the enclosed proxy as soon as possible. Your vote is important. You may attend the Special Meeting and vote in person if you wish, whether or not you have executed and returned your proxy. You may revoke your proxy at any time prior to its use.

                                          Sincerely,

                                                  [LOGO]

                                          JAMES L. DONALD
                                          CHAIRMAN OF THE BOARD,
                                          PRESIDENT AND CHIEF
                                          EXECUTIVE OFFICER

                            ------------------------

                           NOTICE OF SPECIAL MEETING
                         TO BE HELD ON AUGUST 27, 1998
                            ------------------------

To the Stockholders of DSC Communications Corporation:

    Notice is hereby given that a special meeting of stockholders (the "Special Meeting") of DSC Communications Corporation, a Delaware corporation ("DSC"), will be held at 10:00 a.m., local time, on August 27, 1998, at DSC Communications Corporation Building PB6, 3400 Plano Parkway, Plano, Texas 75075 for the following purposes:

    1. To consider and vote upon a proposal to (i) adopt the Agreement and Plan of Merger, dated as of June 3, 1998, as amended (the "Merger Agreement"), by and among DSC, Alcatel Alsthom, a corporation organized under the laws of the Republic of France ("Alcatel"), and Net Acquisition, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Alcatel ("Newco"), pursuant to which Newco will be merged with and into DSC, with DSC continuing as the surviving corporation in the merger (the "Merger") and (ii) approve the Merger.

    2. To transact such other business as may properly come before the Special Meeting or any adjournment or postponement thereof.

    The accompanying Proxy Statement/Prospectus contains information regarding the business to be considered at the Special Meeting. A copy of the Merger Agreement is attached as Annex A to the accompanying Proxy Statement/Prospectus and a copy of the amendment dated as of July 21, 1998 to the Merger Agreement is included as Annex B to the accompanying Proxy Statement/Prospectus.

    Only stockholders of record at the close of business on July 23, 1998, the record date established by the Board of Directors in connection with the Special Meeting, are entitled to notice of, and to vote at, the Special Meeting. A list of stockholders will be made available at the offices of Baker & McKenzie, located at 4500 Trammell Crow Center, 2001 Ross Avenue, Dallas, Texas 75201 at least 10 days prior to the date of the Special Meeting for examination by any stockholder for any purpose germane to the Special Meeting.

    You are cordially invited to attend the Special Meeting. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, YOU ARE REQUESTED TO SIGN AND DATE THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE. If you attend the Special Meeting, you may vote in person if you wish, whether or not you have executed and returned your proxy. A proxy may be revoked at any time prior to its use.

    THE BOARD OF DIRECTORS OF DSC HAS UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE MERGER, ARE FAIR TO AND IN THE BEST INTERESTS OF STOCKHOLDERS OF DSC, AND HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER. THE BOARD OF DIRECTORS OF DSC RECOMMENDS THAT YOU VOTE IN FAVOR OF THE PROPOSAL TO ADOPT THE MERGER AGREEMENT AND APPROVE THE MERGER. IN ORDER TO ASSURE YOUR REPRESENTATION AT THE SPECIAL MEETING, PLEASE COMPLETE, SIGN, DATE AND MAIL THE ENCLOSED PROXY WHICH IS BEING SOLICITED BY THE BOARD OF DIRECTORS OF DSC, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. YOUR COOPERATION IS APPRECIATED.

                                          By Order of the Board of Directors

                                                       [LOGO]
                                          GEORGE B. BRUNT
                                          Vice President, Secretary
                                          and General Counsel

Plano, Texas
July 28, 1998

                 DSC COMMUNICATIONS CORPORATION PROXY STATEMENT
                               ------------------

                           ALCATEL ALSTHOM PROSPECTUS
                               ------------------

    This Proxy Statement/Prospectus (the "Proxy Statement/Prospectus") is being furnished to holders of Common Stock, par value $.01 per share (the "Common Stock"), of DSC Communications Corporation, a Delaware corporation ("DSC"), in connection with the solicitation of proxies by the Board of Directors of DSC (the "DSC Board") for use at the special meeting of stockholders (the "Special Meeting") of DSC, including any adjournments or postponements thereof, scheduled to be held at 10:00 a.m. local time on August 27, 1998 at DSC Communications Corporation Building PB6, 3400 Plano Parkway, Plano, Texas 75075. At the Special Meeting, holders of Common Stock as of the close of business on July 23, 1998, the record date established by the DSC Board in connection with the Special Meeting (the "Record Date"), will be asked to consider and vote upon a proposal to (i) adopt the Agreement and Plan of Merger, dated as of June 3, 1998, as amended (the "Merger Agreement"), by and among DSC, Alcatel Alsthom, a corporation organized under the laws of the Republic of France ("Alcatel"), and Net Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Alcatel ("Newco"), pursuant to which Newco will be merged with and into DSC (the "Merger"), with DSC continuing as the surviving corporation (the "Surviving Corporation") in the Merger and (ii) approve the Merger. Only holders of record of Common Stock on the Record Date are entitled to notice of, and to vote at, the Special Meeting. As of the close of business on the Record Date, there were 119,067,374 shares of Common Stock outstanding held by 4,188 holders of record. The Merger requires the approval at the Special Meeting of the holders of not less than a majority of the shares of Common Stock outstanding and entitled to vote thereon. A copy of the Merger Agreement is attached hereto as Annex A and a copy of the first amendment, dated as of July 21, 1998, (the "First Amendment") to the Merger Agreement is attached hereto as Annex B, and each such document is incorporated herein by reference.

    In the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time") (other than shares of Common Stock held directly or indirectly by DSC or Newco) will be converted into 0.815 (the "Exchange Ratio") of an Alcatel American Depositary Share (collectively, the "ADSs"), each of which ADS represents one-fifth of an ordinary share, nominal value FF40 per share of Alcatel (the "Alcatel Shares"). In addition, in connection with the Merger, outstanding options to purchase shares of Common Stock issued under DSC stock option plans will generally be cancelled for cash by DSC in the case of optionees who have agreed to such cancellations, or in the case of certain optionees who have not agreed to such cancellation, may become options to purchase ADSs. See "THE MERGER--Form of the Merger; Consideration." Immediately following the Merger, the Surviving Corporation will be a wholly owned subsidiary of Alcatel.

    This Proxy Statement/Prospectus also constitutes the prospectus of Alcatel with respect to the ADSs to be issued in connection with the Merger. ADSs are listed for trading on the New York Stock Exchange, Inc. (the "NYSE") under the symbol "ALA." On July 27, 1998, the closing price per ADS was $43. The Common Stock is listed for trading on the Nasdaq National Market (the "NNM") under the symbol "DIGI." On July 27, 1998, the closing price of the Common Stock on the NNM was $33 13/32 per share. Holders of Common Stock should obtain current market quotations for the Common Stock and the ADSs. See "COMPARATIVE STOCK PRICES AND DIVIDENDS."

    This Proxy Statement/Prospectus, the accompanying form of proxy (the "Proxy") and the other enclosed documents are first being mailed to stockholders of DSC on or about July 28, 1998. Any stockholder who has given a Proxy may revoke such Proxy at any time prior to its use. See "THE SPECIAL
MEETING--Proxies."
                            ------------------------

    SEE "RISK FACTORS" BEGINNING ON PAGE 14 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY HOLDERS OF COMMON STOCK IN CONNECTION WITH THEIR CONSIDERATION OF THE MERGER.
                            ------------------------

    NEITHER THE MERGER NOR THE SECURITIES TO BE ISSUED IN THE MERGER PURSUANT TO THIS PROXY STATEMENT/PROSPECTUS HAVE BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") OR ANY STATE SECURITIES COMMISSION. NEITHER THE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS PASSED UPON THE FAIRNESS OR MERITS OF THE MERGER OR UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

         The date of this Proxy Statement/Prospectus is July 28, 1998.

    NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN AS CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS, IN CONNECTION WITH THE MERGER, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MAY NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY DSC, ALCATEL OR NEWCO. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES TO WHICH IT RELATES IN ANY JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF DSC OR ALCATEL SINCE THE DATE HEREOF. THE INFORMATION CONTAINED (OR INCORPORATED BY REFERENCE) HEREIN WITH RESPECT TO DSC AND ITS SUBSIDIARIES HAS BEEN PROVIDED BY DSC. THE INFORMATION CONTAINED (OR INCORPORATED BY REFERENCE) HEREIN WITH RESPECT TO ALCATEL AND ITS SUBSIDIARIES HAS BEEN PROVIDED BY ALCATEL.

                             AVAILABLE INFORMATION

    Alcatel and DSC are each subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, each files certain reports and other information with the Securities and Exchange Commission. Reports and other information filed by Alcatel or DSC with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 or at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains an Internet "website" that contains reports and other information regarding registrants that file electronically with the Commission at http://www.sec.gov. ADSs are listed on the NYSE under the symbol "ALA", and reports and other information concerning Alcatel may be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. The DSC Common Stock is listed on the NNM under the symbol "DIGI", and reports and other information concerning DSC may be inspected and copied at the offices of the Nasdaq Stock Market, Inc., 1735 K. Street, N.W., Washington, D.C. 20006.

    Alcatel has filed with the Commission a Registration Statement on Form F-4 (including all amendments and supplements thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, with respect to the ADSs to be issued pursuant to the Merger Agreement. This Proxy Statement/Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Reference is made to the Registration Statement and related exhibits for further information with respect to Alcatel and DSC and the securities offered hereby. For the complete text of any document, the material provisions of which are described herein, reference is made in each instance to the copy of the document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Statements contained herein, including in any document incorporated herein by reference, concerning the provisions of such documents are not necessarily complete, and in each instance, reference is made to the copy of the document so filed, each such statement being qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents previously filed with the Commission are incorporated in this Proxy Statement/Prospectus by reference:

    For DSC (Commission File No. 0-10018 ), its:

    (1) Annual Report on Form 10-K for the year ended December 31, 1997.

    (2) Proxy Statement, dated March 31, 1998, which was mailed to DSC's stockholders in connection with the Annual Meeting of Stockholders held on April 30, 1998.

    (3) Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

    (4) The description of Common Stock as set forth in DSC's Registration Statement on Form 8-A, dated October 27, 1981, including all amendments and reports filed for the purpose of updating such description.

    (5) The description of the Preferred Stock Purchase Rights as set forth in DSC's Registration Statement on Form 8-A, dated May 13, 1996, including all amendments and reports filed for the purpose of updating such description.

    (6) Current Report on Form 8-K dated June 4, 1998.

    (7) Current Report on Form 8-K dated April 3, 1998.

    (8) Current Report on Form 8-K dated April 1, 1998.

    For Alcatel (Commission File No. 1-11130 ), its:

    (1) Annual Report on Form 20-F for the year ended December 31, 1997.

    (2) Report of Foreign Private Issuer on Form 6-K for the month ended June 1998.

    All reports and other documents subsequently filed by DSC or Alcatel pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the date of the Special Meeting shall be deemed to be incorporated by reference herein and to be part hereof from the date of filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/ Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Proxy Statement/Prospectus.

    THIS PROXY STATEMENT/PROSPECTUS INCORPORATES BY REFERENCE DOCUMENTS WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF ANY SUCH DOCUMENTS, OTHER THAN EXHIBITS TO SUCH DOCUMENTS (UNLESS SUCH EXHIBITS SPECIFICALLY ARE INCORPORATED BY REFERENCE IN SUCH DOCUMENTS), ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, IN THE CASE OF DOCUMENTS RELATING TO DSC, FROM DSC COMMUNICATIONS CORPORATION, 1000 COIT ROAD, PLANO, TEXAS 75075, ATTENTION:
GENERAL COUNSEL, TELEPHONE (972) 519-3000, AND IN THE CASE OF DOCUMENTS RELATING TO ALCATEL, FROM ALCATEL

ALSTHOM, C/O ALCATEL NETWORK SYSTEMS, 1225 NORTH ALMA ROAD, RICHARDSON, TEXAS 75081, ATTENTION: GENERAL COUNSEL, TELEPHONE (972) 996-5000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS REQUESTED, ANY SUCH REQUEST SHOULD BE MADE BY AUGUST 20, 1998.

                           FORWARD-LOOKING STATEMENTS

    Certain information contained or incorporated by reference in this Proxy Statement/Prospectus consists of forward-looking statements. Without limitation of the foregoing, when used in this report, the words "aim(s)", "expect(s)", "feel(s)", "will", "may", "believes", "anticipate(s)", "should", "could", "would" and similar expressions are intended to identify certain forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the actual results to differ materially from those projected. Such factors include, among others, the risk factors set forth under "RISK FACTORS," as well as the following: general economic and business conditions; industry trends; overseas expansion; the loss of major customers or suppliers; the timing of orders received from customers; cost and availability of raw materials; changes in business strategy or development plans; availability and quality of management; and availability, terms and deployment of capital. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. Alcatel and DSC assume no obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking statements.

          ENFORCEABILITY OF CIVIL LIABILITIES AGAINST FOREIGN PERSONS

    Alcatel is a French SOCIETE ANONYME organized under the laws of the Republic of France. Most of Alcatel's directors and officers, as well as certain of the experts named herein, are not residents of the United States, and a substantial portion of the assets of Alcatel and its directors and officers are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon such persons or to realize against them upon judgments of courts of the United States predicated upon any civil liability provisions of the U.S. Federal securities laws. If an original action is brought in France, predicated solely upon the U.S. Federal securities laws, French courts may not have the requisite jurisdiction to grant the remedies sought and actions for enforcement in France of judgments of U.S. courts, rendered against French persons referred to in the second sentence of this paragraph, would require such French persons to waive their right under
Article 15 of the French Civil Code to be sued in France only. Alcatel believes that no such French persons have waived such right with respect to actions predicated solely upon U.S. Federal securities laws. In addition, actions in the United States under the U.S. Federal securities laws could be affected under certain circumstances by the French law of July 16, 1980, which may preclude or restrict the obtaining of evidence in France or from French persons in connection with such actions.

                    CURRENCY TRANSLATIONS AND EXCHANGE RATES

    In this Proxy Statement/Prospectus, unless otherwise indicated, all amounts are expressed in U.S. dollars ("dollars", "U.S. dollars", "$", USD or US$) or French francs ("francs" or "FF"). For the convenience of the reader, this Proxy Statement/Prospectus contains translations into U.S. dollars of certain franc amounts at the exchange rate on December 31, 1997 of 6.019 francs per dollar. This exchange rate differs, although not materially, from the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on July 27, 1998 of 5.98 francs per dollar.

    Fluctuations in the exchange rate between the dollar and the franc will affect the dollar equivalent of the franc price of Alcatel Shares traded on the Paris stock exchange (the "BOURSE") and, as a result, are likely to affect the market price of the ADSs on the NYSE. Such fluctuations will also affect the dollar amounts received by holders of ADSs on the conversion by the Depositary (as defined herein) into dollars of cash dividends, if applicable, paid in francs on the Alcatel Shares represented by ADSs.

    The following table sets forth, for the periods and dates indicated, the average, high, low and period-end Noon Buying Rates for dollars expressed in francs per dollar.

YEAR ENDED DECEMBER 31,                                                     AVERAGE(1)   HIGH        LOW     PERIOD-END
--------------------------------------------------------------------------  ---------  ---------  ---------  -----------
1993......................................................................    FF 5.69    FF 6.06    FF 5.30     FF 5.92
1994......................................................................       5.51       5.97       5.11        5.34
1995......................................................................       4.99       5.40       4.75        4.90
1996......................................................................       5.12       5.29       4.90        5.19
1997......................................................................       5.85       6.35       5.19        6.02
1998 (through July 27, 1998)..............................................       6.02       6.35       5.72        5.98

------------------------

(1) The average of the Noon Buying Rates on the last business day of each month during the relevant period.

                               TABLE OF CONTENTS

SUMMARY...............................................................................          1
    The Companies.....................................................................          1
    Recent Events.....................................................................          1
    The Special Meeting...............................................................          2
    The Merger........................................................................          3
SELECTED HISTORICAL AND SELECTED UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL
  DATA................................................................................          7
    Selected Historical Financial Data................................................          7
    Selected Unaudited Pro Forma Combined Condensed Financial Data Under U.S. GAAP....         10
COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA.........................         11
COMPARATIVE STOCK PRICES AND DIVIDENDS................................................         12

RISK FACTORS..........................................................................         14
    Fixed Exchange Ratio Despite Possible Change in Stock Prices......................         14
    Integration of DSC................................................................         14
    Telecommunications Industry and Technology; Regulation............................         14
    Competition.......................................................................         15
    Year 2000 Risks...................................................................         15
    International Operations..........................................................         15
    Exchange Rate Fluctuations........................................................         15

THE COMPANIES.........................................................................         16
    Alcatel...........................................................................         16
    DSC...............................................................................         17
    Newco.............................................................................         17

THE SPECIAL MEETING...................................................................         18
    Time and Place; Purpose...........................................................         18
    Record Date.......................................................................         18
    Proxies...........................................................................         18
    Required Vote; Quorum.............................................................         19
    Appraisal Rights..................................................................         19
    Availability of Independent Accountants...........................................         19

THE MERGER............................................................................         20
    Background of the Merger..........................................................         20
    Recommendation of the DSC Board; Reasons for the Merger...........................         22
    Opinion of DSC's Financial Advisor................................................         24
    Alcatel's Reasons for the Merger..................................................         27
    Form of the Merger; Consideration.................................................         28
    Effective Time....................................................................         28
    Conversion of Shares..............................................................         28
    Employee Stock Options and Employee Benefit Matters...............................         29
    Interests of Certain Persons in the Merger........................................         30

    Fractional Shares.................................................................         34
    Conditions to the Consummation of the Merger......................................         35
    Certain U.S. Federal Income Tax Consequences......................................         35
    Accounting Treatment..............................................................         37
    Certain Securities Laws Considerations............................................         37
    Stock Exchange Listing............................................................         37
    Rights Agreement..................................................................         37
    Merger Agreement Amendment........................................................         38
    Convertible Notes.................................................................         38

ALCATEL AND DSC UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS UNDER U.S. GAAP.....         39

DESCRIPTION OF ALCATEL SHARES.........................................................         47
    General...........................................................................         47
    Changes in Share Capital..........................................................         47
    Stockholders' Meeting and Voting Rights...........................................         47
    Dividend and Liquidation Rights...................................................         48
    Holding and Transfer of Alcatel Shares............................................         49

DESCRIPTION OF ALCATEL AMERICAN DEPOSITARY SHARES.....................................         50
    American Depositary Receipts......................................................         50
    Deposit and Withdrawal of Alcatel Shares..........................................         50
    Dividends, Other Distributions and Rights.........................................         51
    Record Dates......................................................................         52
    Voting of the Underlying Alcatel Shares...........................................         52
    Notices and Reports...............................................................         53
    Inspection of Transfer Books......................................................         53
    Amendment and Termination of the Deposit Agreement................................         53
    Charges of Depositary.............................................................         54
    Transfer of ADRs..................................................................         54

CERTAIN PROVISIONS OF THE MERGER AGREEMENT............................................         55
    Effective Time; Closing...........................................................         55
    Appraisal Rights..................................................................         55
    Merger Consideration..............................................................         55
    Exchange of Share Certificates....................................................         55
    Company Stock Options and Company Employee Stock Purchase Plans...................         56
    Representations and Warranties....................................................         56
    No Solicitation; Recommendation...................................................         57
    Rights Agreement..................................................................         58
    Regulatory Approvals..............................................................         58
    Conditions to the Consummation of the Merger......................................         58
    Termination and Fees..............................................................         59
    Expenses..........................................................................         61
    Conduct of Business Pending the Merger............................................         61
    Amendments; Modifications and Waiver..............................................         62

COMPARISON OF STOCKHOLDER RIGHTS......................................................         63
    Duties of Directors...............................................................         63
    Size and Classification of the Board of Directors.................................         64
    Removal of Directors; Filling Vacancies on the Board of Directors.................         64
    Stockholder Nominations...........................................................         65
    Action by Written Consent.........................................................         66
    Stockholder Meetings..............................................................         66
    Stockholder Proposals.............................................................         67
    Required Vote for Authorization of Certain Actions................................         67
    Appraisal Rights..................................................................         68
    Preemptive Rights.................................................................         68
    Stock Repurchases.................................................................         68
    Anti-Takeover Statutes............................................................         69
    Limitation on Directors' Liability................................................         69
    Indemnification of Officers and Directors.........................................         70
    Cumulative Voting.................................................................         70
    Conflict-of-Interest Transactions.................................................         71
    Dividends.........................................................................         71
    Loans to Directors................................................................         72
    Stockholder Suits.................................................................         72

REGULATORY APPROVALS..................................................................         73

SECURITY OWNERSHIP OF CERTAIN DSC BENEFICIAL OWNERS AND MANAGEMENT....................         74

LEGAL MATTERS AND EXPERTS.............................................................         76

OTHER INFORMATION AND STOCKHOLDER PROPOSALS...........................................         76

INDEX TO FINANCIAL STATEMENTS.........................................................        F-1
Annex A              Agreement and Plan of Merger                                             A-1
Annex B              First Amendment to the Agreement and Plan of Merger                      B-1
Annex C              Opinion of Goldman, Sachs & Co.                                          C-1

                             INDEX OF DEFINED TERMS

                                                                                                             PAGE
                                                                                                             -----
"Acceptable Confidentiality Agreement"..................................................................          57
"Accrued Benefit".......................................................................................          34
"Acquisition Proposal"..................................................................................          57
"ADRs"..................................................................................................           6
"ADSs"..................................................................................................           i
"Alcatel"...............................................................................................           i
"Alcatel Articles of Association".......................................................................          47
"Alcatel Board".........................................................................................          27
"Alcatel Shares"........................................................................................           i
"Alcatel Telecom".......................................................................................          16
"Alternative Termination Fee"...........................................................................          60
"ANS"...................................................................................................          14
"Antitrust Division"....................................................................................           4
"Antitrust Law".........................................................................................          58
"BOURSE"................................................................................................          iv
"Certificate of Merger".................................................................................          28
"Certificates"..........................................................................................          56
"Closing"...............................................................................................          55
"Closing Date"..........................................................................................          59
"Code"..................................................................................................           4
"Commission"............................................................................................           i
"Common Stock"..........................................................................................           i
"Confidentiality Agreement".............................................................................          57
"Convertible Notes".....................................................................................           3
"Custodian".............................................................................................          50
"Deposit Agreement".....................................................................................          50
"Depositary"............................................................................................          50
"Deposited Securities"..................................................................................          51
"DGCL"..................................................................................................           3
"Donald Agreement"......................................................................................          32
"DSC"...................................................................................................           i
"DSC Board".............................................................................................           i
"DSC Bylaws"............................................................................................          64
"DSC Certificate".......................................................................................          64
"EC Merger Regulations".................................................................................          59
"EBITDA"................................................................................................          25
"Effective Time"........................................................................................           i
"Engagement Letter".....................................................................................          27
"equivalent per share price"............................................................................          12
"ESPPs".................................................................................................          29
"Excess ADSs"...........................................................................................          34
"Exchange Act"..........................................................................................          ii
"Exchange Agent"........................................................................................           6
"Exchange Ratio"........................................................................................           i
"Executive Income Continuation Trust"...................................................................          34
"Fair market value".....................................................................................          29
"Financially Superior Proposal".........................................................................          57
"Floor Price"...........................................................................................           5

                                                                                                             PAGE
                                                                                                             -----
"French Corporation Law"................................................................................          47
"French GAAP"...........................................................................................           7
"FTC"...................................................................................................           4
"GEC"...................................................................................................           1
"GEC Alsthom"...........................................................................................           1
"Goldman Sachs".........................................................................................           4
"HSR Act"...............................................................................................           4
"Indemnified Party".....................................................................................          30
"Indemnifying Parties"..................................................................................          30
"Indenture".............................................................................................          38
"Lehman Brothers".......................................................................................          20
"LTIP"..................................................................................................          33
"LTM"...................................................................................................          25
"Material Adverse Consequence"..........................................................................          59
"Material Adverse Effect"...............................................................................          59
"Merger"................................................................................................           i
"Merger Agreement"......................................................................................           i
"Merger Proposal".......................................................................................           2
"Named Executive Officers"..............................................................................          29
"Newco".................................................................................................           i
"NNM"...................................................................................................           i
"Noon Buying Rate"......................................................................................          iv
"NYSE"..................................................................................................           i
"Option"................................................................................................          29
"P/E"...................................................................................................          25
"Pre-Release"...........................................................................................          50
"Pre-Releasee"..........................................................................................          50
"Principal Office"......................................................................................          50
"Proxy".................................................................................................           i
"Proxy Statement/Prospectus"............................................................................           i
"Record Date"...........................................................................................           i
"Registration Statement"................................................................................          ii
"RHCs"..................................................................................................           1
"Rights"................................................................................................          37
"Rights Agent"..........................................................................................           6
"Rights Agreement"......................................................................................           6
"Securities Act"........................................................................................          ii
"Selected Companies"....................................................................................          25
"Selected Focus Companies"..............................................................................          25
"Selected Transactions".................................................................................          26
"SERP"..................................................................................................          33
"Severance Agreements"..................................................................................          30
"Severance Plan"........................................................................................          31
"Special Meeting".......................................................................................           i
"Substitute Option".....................................................................................          29
"Surviving Corporation".................................................................................           i
"Termination Fee".......................................................................................          60
"T.I.N."................................................................................................          37
"U.S. GAAP".............................................................................................           7
"U.S. Holder"...........................................................................................          35
"Year 2000 Problems"....................................................................................          15

                                    SUMMARY

    The following is a summary of certain information contained elsewhere in this Proxy Statement/ Prospectus. Reference is made to the more detailed information contained or incorporated by reference in this Proxy Statement/Prospectus and the Annexes hereto. Stockholders of DSC are urged to read this Proxy Statement/Prospectus and the Annexes hereto in their entirety. FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY HOLDERS OF COMMON STOCK IN CONNECTION WITH THEIR CONSIDERATION OF THE MERGER, SEE "RISK FACTORS" BEGINNING ON PAGE 14.

THE COMPANIES

    ALCATEL

    Alcatel Alsthom, a French company headquartered in Paris, together with its consolidated subsidiaries and associated companies, is a world leader in providing equipment and systems for the telecommunications, energy and transport sectors. In 1997, Alcatel had consolidated net sales of FF 185.9 billion (approximately $31 billion). While Alcatel has operations in over 100 countries, it has a particularly strong market base in Europe, where it currently generates two-thirds of its consolidated net sales. Alcatel employs approximately 190,000 people, primarily in Europe. On the basis of market capitalization at December 31, 1997, Alcatel is one of the largest French companies listed on the Paris BOURSE. The address of Alcatel's principal executive office is 54, rue La Boetie, 75008 Paris, France, and its telephone number is 33 (1) 40-76-10-10.

    DSC

    DSC designs, develops, manufactures and markets digital switching, access, transport and private network system products for the worldwide telecommunications marketplace. These products allow telecommunications service providers to build and upgrade their networks to support a wide range of voice, data and video services. DSC offers a comprehensive product line including digital switching systems, intelligent network products, cellular switching systems, digital loop carrier products, digital cross-connect products and optical transmission systems and related advanced network management systems. DSC develops such systems to meet U.S. and international telecommunications standards and the specific requirements of the operating companies of the Regional Holding Companies ("RHCs"), independent telephone companies, long-distance carriers, private networks and companies operating public and private communications networks in other countries. In 1997, DSC had revenues of approximately $1.6 billion and as of December 31, 1997, employed approximately 6,681 persons. DSC's principal executive offices are located at 1000 Coit Road, Plano, Texas 75075, and its telephone number is (972) 519-3000.

RECENT EVENTS

    On June 22, 1998, Alcatel and General Electric Company, plc ("GEC") of the United Kingdom sold a portion of their interest in GEC Alsthom N.V. ("GEC Alsthom") in a global initial public offering of shares. Alcatel and GEC retain the rights to appoint an equal number of non-executive directors to the Board of Directors of GEC Alsthom, and for the first 12 months following the transaction, Alcatel and GEC will each retain an equal number of shares in GEC Alsthom. The transaction reduced Alcatel's former 50% interest in GEC Alsthom to approximately 24%. GEC Alsthom has been reorganized under a new French holding company, named "Alstom", and remains headquartered in Paris. Alstom is listed on the PREMIER MARCHE of the Paris BOURSE, the London Stock Exchange and the NYSE.

    On July 23, 1998, DSC announced its operating results for the second quarter and six-month period ended June 30, 1998. Revenue for the 1998 second quarter was $388.4 million compared to $382.9 million recorded in the second quarter of 1997. DSC incurred a net loss for the 1998 second quarter of $4.7 million, or $0.04 per diluted share, compared to net income of $41.8 million, or $0.35 per diluted share, for the 1997 second quarter. Second quarter 1998 results included a pre-tax gain of $10.0 million (after-tax gain of $6.3 million or $0.05 per diluted share) from the sale of DSC's remaining investment in Airspan Communications Corporation. Net income for the 1997 second quarter included a pre-tax gain of approximately $31.5 million (after-tax gain of $19.5 million or $0.16 per diluted share) from the sale of stock received from a litigation settlement. Excluding the effects of these special gains, the net loss for the 1998 second quarter was $11.0 million, or $0.09 per diluted share, compared to net income of $22.3 million, or $0.19 per diluted share, for the 1997 second quarter.

    For the six months ended June 30, 1998 DSC recorded revenue of $703.3 million compared to $729.1 million for the same time period in 1997. The net loss for the six months ended June 30, 1998 was $34.8 million, or $0.29 per diluted share, compared to net income of $58.2 million, or $0.49 per diluted share for the six months ended June 30, 1997. Excluding the effects of special gains, the net loss for the six months ended June 30, 1998 was $41.1 million, or $0.35 per diluted share, compared to net income of $36.2 million, or $0.31 per diluted share, for the six months ended June 30, 1997.

THE SPECIAL MEETING

    TIME AND PLACE; PURPOSE

    A Special Meeting of the stockholders of DSC will be held at 10:00 a.m. local time on August 27, 1998, at DSC Communications Corporation Building PB6, 3400 Plano Parkway, Plano, Texas 75075. At the Special Meeting, stockholders of record of DSC will be asked to (i) consider and vote upon a proposal to adopt the Merger Agreement and approve the Merger (the "Merger Proposal") and (ii) transact such other business as may properly come before the Special Meeting. See "THE SPECIAL MEETING--Time and Place; Purpose."

    RECORD DATE; QUORUM

    The Record Date established by the DSC Board for the Special Meeting is the close of business on July 23, 1998. Only holders of record of Common Stock at the close of business on the Record Date are entitled to notice of, and to vote at, the Special Meeting. As of the Record Date, there were 119,067,374 outstanding shares of Common Stock, held by 4,188 holders of record. Each holder of a share of Common Stock outstanding on the Record Date is entitled to cast one vote per share on the Merger Proposal. The presence at the Special Meeting, either in person or by proxy, of a majority of the issued and outstanding shares of Common Stock entitled to vote will constitute a quorum at the Special Meeting. See "THE SPECIAL MEETING--Record Date" and "THE SPECIAL MEETING--Required Vote; Quorum."

    REQUIRED VOTE

    Approval of the Merger Proposal requires the affirmative vote of stockholders holding a majority of shares of Common Stock outstanding and entitled to vote thereon. All of the directors and officers of DSC holding Common Stock are expected to vote their shares of Common Stock in favor of the Merger Proposal. As of the Record Date, members of the DSC Board, executive officers of DSC and their respective affiliates owned approximately 1.1% of the shares of Common Stock entitled to vote on the Merger Proposal. See "THE SPECIAL MEETING--Required Vote; Quorum."

    VOTING AND REVOCATION OF PROXIES

    Shares of Common Stock represented by a properly executed Proxy received in time for the Special Meeting will be voted in the manner specified in the Proxy. Proxies that do not contain any instruction to vote for or against or to abstain from voting on the Merger Proposal will be voted in favor of the Merger Proposal. See "THE SPECIAL MEETING--Required Vote; Quorum." It is not expected that any matter other than the Merger Proposal will be brought before the stockholders at the Special Meeting. If, however, other matters are properly presented, the persons appointed as proxies will vote in accordance with their best judgment with respect to such matters, unless authority to do so is withheld in the Proxy. Any person signing and mailing the enclosed proxy may revoke it at any time before it is voted by giving written notice of revocation to the Secretary of DSC, mailing to DSC, a later dated proxy which is received by DSC prior to the Special Meeting or by voting in person at the Special Meeting. See "THE SPECIAL MEETING--Proxies."

    SOLICITATION OF PROXIES

    The cost of soliciting Proxies will be borne by DSC. DSC may solicit Proxies and DSC's directors, officers and employees may also solicit Proxies by telephone, telegram or in person. These persons will receive no additional compensation for their services. Arrangements will be made to furnish copies of Proxy materials to fiduciaries, custodians and brokerage houses for forwarding to beneficial owners of shares of Common Stock. Such persons will be reimbursed for their reasonable out-of-pocket expense. Kissel-Blake, Inc. will assist in the solicitation of Proxies by DSC for a fee of $11,000, plus reasonable out-of-pocket expenses. See "THE SPECIAL MEETING--Proxies."

THE MERGER

    EFFECTS OF THE MERGER

    At the Effective Time, Newco will be merged with and into DSC, and DSC will continue as the Surviving Corporation and become a wholly owned subsidiary of Alcatel. Each share of Common Stock outstanding immediately prior to the Effective Time will be converted into 0.815 (the "Exchange Ratio") of an ADS. Outstanding options to purchase shares of Common Stock issued under DSC stock option plans will generally be cancelled by DSC for cash in the case of optionees who have agreed to such cancellation, or in the case of certain optionees who have not agreed to such cancellation, may become options to purchase ADSs. In addition, in connection with the Merger, the $400 million principal amount of outstanding 7% Convertible Subordinated Notes, due August 1, 2004 of DSC (the "Convertible Notes"), currently convertible into Common Stock will become convertible into ADSs. See "THE MERGER--Form of the Merger; Consideration."

    RECOMMENDATION OF THE DSC BOARD

    The DSC Board has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of DSC stockholders. Accordingly, the DSC Board has unanimously approved the Merger Proposal and recommends that DSC stockholders vote to approve and adopt the Merger Proposal. The DSC Board has determined that the restrictions on business combinations contained in Section 203 of the Delaware General Corporation Law ("DGCL") are inapplicable to the Merger Agreement. See "THE MERGER--Recommendation of the DSC Board; Reasons for the Merger." In considering the DSC Board's recommendation, stockholders should be aware that certain members of the DSC Board may be deemed to have interests in the Merger that are in addition to or different from the interests of DSC stockholders generally. See "THE MERGER--Interests of Certain Persons in the Merger."

    OPINION OF DSC'S FINANCIAL ADVISOR

    DSC has retained Goldman, Sachs & Co. ("Goldman Sachs") in connection with DSC's consideration of potential financial and strategic alternatives available to it. At a meeting of the DSC Board on June 3, 1998, Goldman Sachs delivered its oral opinion (which it subsequently confirmed in writing as of such date) that the Exchange Ratio pursuant to the Merger Agreement was fair from a financial point of view to holders of Common Stock. See "THE MERGER--Opinion of DSC's Financial Advisor." A copy of the full text of the written opinion of Goldman Sachs dated as of June 3, 1998, which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with such opinion, is attached hereto as Annex C and is incorporated herein by reference. Stockholders of DSC are urged to read the opinion in its entirety.

    CONDITIONS TO THE MERGER

    The obligations of DSC and Alcatel to consummate the Merger are subject to the satisfaction or waiver (where permissible) of various conditions, including, among others, (i) approval of the Merger Proposal by the holders of record of the outstanding shares of Common Stock, (ii) approval of the listing on the NYSE of the ADSs to be issued in the Merger, (iii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and (iv) receipt by DSC and Alcatel of opinions of their respective counsel to the effect that, for U.S. federal income tax purposes, the Merger will qualify as a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). See "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Conditions to the Consummation of the Merger."

    REGULATORY APPROVALS

    Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission ("FTC"), the Merger may not be consummated unless certain filings have been submitted to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. On June 18, 1998, DSC and Alcatel each submitted their respective HSR notifications to the FTC and the Antitrust Division. On July 17, 1998, DSC and Alcatel each received a request for additional information and other materials from the Antitrust Division.

    The Merger also requires filings with, and the approval of, certain governmental or regulatory bodies in the jurisdictions where each of DSC and Alcatel operates. In addition, DSC and Alcatel have agreed to seek material consents, approvals, orders and other governmental authorizations necessary or advisable to complete or effect the Merger, and to use their reasonable best efforts to resolve any objections to the Merger from any governmental body with respect to any antitrust considerations. While DSC and Alcatel believe that they will receive the requisite regulatory approvals for the Merger, there can be no assurance as to the timing of such approvals or the ability of the companies to obtain such approvals on satisfactory terms or otherwise. See "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Regulatory Approvals" and "REGULATORY APPROVALS."

    CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

    For United States federal income tax purposes, the parties intend that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and that, in general, DSC stockholders will not recognize any gain or loss pursuant to the Merger. DSC stockholders, however, are urged to consult their own tax advisors. See "THE MERGER--Certain U.S. Federal Income Tax Consequences."

    ACCOUNTING TREATMENT

    The Merger will be accounted for using the purchase method of accounting. See "THE MERGER-- Accounting Treatment" and "ALCATEL AND DSC UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS UNDER U.S. GAAP."

    TERMINATION OF THE MERGER AGREEMENT

    The Merger Agreement may be terminated by DSC or Alcatel under certain circumstances. Under certain of these circumstances, DSC may be required to reimburse Alcatel for expenses incurred in connection with the Merger not in excess of $10 million. If termination occurs under certain other circumstances, DSC may be required to pay Alcatel a termination fee of $120 million and under certain other circumstances, $60 million. DSC may terminate the Merger Agreement if the average of the daily closing prices per ADS as reported on the NYSE Composite Tape for the twenty consecutive full NYSE trading days immediately preceding the second full NYSE trading day prior to the Special Meeting shall be less than the Floor Price. "Floor Price" shall mean $37 unless the average of the Standard & Poor's 500 Index for such 20 consecutive day period is less than or equal to 92% of the Standard & Poor's 500 Index immediately following the close of business on June 3, 1998, in which event the Floor Price shall be $35. See "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Termination and Fees."

    APPRAISAL RIGHTS

    Stockholders of DSC will not be entitled to appraisal rights under Section 262 of the DGCL or any other statute in connection with the Merger. See "THE SPECIAL MEETING--Appraisal Rights", "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Appraisal Rights" and "COMPARISON OF STOCKHOLDER RIGHTS--Appraisal Rights."

    INTERESTS OF CERTAIN PERSONS IN THE MERGER

    Stockholders of DSC should be aware that certain directors and officers of DSC have interests in the Merger that may be deemed to be different from or in addition to their interests solely as stockholders of DSC. See "THE MERGER--Interests of Certain Persons in the Merger."

    COMPARATIVE RIGHTS OF STOCKHOLDERS OF ALCATEL AND DSC

    As a result of the Merger, shares of Common Stock, which are issued by a Delaware corporation, will be converted into the right to receive ADSs representing shares of a corporation organized under the laws of the Republic of France. There are differences between the rights of Alcatel stockholders and holders of ADSs, and the rights of DSC stockholders. For a discussion of certain differences between the rights of DSC stockholders and the rights of Alcatel stockholders and holders of ADSs, see "COMPARISON OF STOCKHOLDER RIGHTS," "DESCRIPTION OF ALCATEL SHARES" and "DESCRIPTION OF ALCATEL AMERICAN DEPOSITARY SHARES."

    EXCHANGE PROCEDURES

    If the Merger Proposal is approved and the Merger is consummated, promptly after the Effective Time, a letter of transmittal will be mailed to each holder of Common Stock. After receipt of such letter of transmittal, each holder of certificates formerly representing shares of Common Stock should surrender such certificates to The Bank of New York (the "Exchange Agent") in accordance with the instructions accompanying the letter of transmittal, and each holder will receive in exchange thereof certificates of American Depositary Receipts ("ADRs") representing whole ADSs and any cash which may be payable in lieu of fractional interests. See "THE MERGER--Conversion of Shares."

    RIGHTS AGREEMENT AMENDMENT

    In connection with the execution of the Merger Agreement, DSC and Harris Trust Savings Bank (the "Rights Agent") have entered into an amendment, dated as of June 3, 1998, to the Rights Agreement, dated as of April 25, 1996, between DSC and the Rights Agent (the "Rights Agreement"). The amendment to the Rights Agreement provides that neither the Merger Agreement nor the transactions contemplated thereby will result in a distribution of the rights provided for thereunder. See "THE MERGER-- Rights Agreement."

    MERGER AGREEMENT AMENDMENT

    On July 21, 1998, the First Amendment to the Merger Agreement was executed and provides, among other things, that holders of options to purchase shares of Common Stock under DSC stock option plans may cancel such options and receive a cash payment in consideration for such cancellation. In addition, the amendment eliminated certain provisions of the Merger Agreement relating to the parties' obligations in seeking pooling-of-interest accounting treatment. See "THE MERGER--Merger Agreement Amendment."

    SELECTED HISTORICAL AND SELECTED UNAUDITED PRO FORMA COMBINED CONDENSED
                                 FINANCIAL DATA

                       SELECTED HISTORICAL FINANCIAL DATA

ALCATEL

    The following Selected Historical Financial Data for the periods indicated have been derived from the audited consolidated financial statements of Alcatel. Accounting practices used by Alcatel in preparing its financial statement conform with generally accepted accounting principles in France ("French GAAP"), but do not conform with accounting principles generally accepted in the United States ("U.S. GAAP"). A description of these differences is set forth in Notes 30 and 31 of the Alcatel "Notes to Consolidated Financial Statements," included elsewhere herein. The balance sheet data as of December 31, 1995, 1996 and 1997, and the income statement data for each of the years in the three-year period ended December 31, 1997 have been derived from Alcatel's audited consolidated financial statements for such years and should be read in conjunction with such consolidated financial statements and the notes thereto that are contained herein. See "INDEX TO FINANCIAL STATEMENTS." The balance sheet data as of December 31, 1993 and 1994, and the income statement data for the years ended December 31, 1993 and 1994, have been derived from Alcatel's audited consolidated financial statements, which are not included or incorporated in this Proxy Statement/Prospectus.

            (IN MILLIONS, EXCEPT PER ALCATEL SHARE AND PER ADS DATA)

                                                                             YEAR ENDED DECEMBER 31,
                                                        ------------------------------------------------------------------
                                                          1997(1)      1997       1996       1995       1994       1993
                                                        -----------  ---------  ---------  ---------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
AMOUNTS IN ACCORDANCE WITH FRENCH GAAP
Net sales.............................................   $  30,880   FF185,868  FF162,102  FF160,416  FF167,643  FF156,334
Income from operations................................       1,329       8,000      2,903        634      8,042     11,559
Restructuring costs...................................        (202)     (1,218)      (466)   (13,422)    (2,898)    (2,488)
Amortization of goodwill..............................        (388)     (2,338)    (2,222)   (13,464)    (2,557)    (2,053)
Other revenue (2).....................................         329       1,980      3,190      1,757        759        874
Gains on disposal of Alcatel
Shares owned by group subsidiaries (after tax)........          40         238     --         --              5         75
Net income (loss).....................................         775       4,665      2,725    (25,583)     3,620      7,062
Income (loss) per Alcatel Share:
  Net income (loss)--Basic (3)........................        4.94       29.73      17.48    (177.79)     25.74      49.61
  Net income (loss)--Diluted (4)......................        4.84       29.13      17.45    (177.79)     25.74      48.88
Dividends per Alcatel Share (5).......................        1.91       11.50      10.00       8.00      15.00      15.00
Dividends per ADS (5) (6).............................        0.38        2.30       2.00       1.60       3.00       3.00

AMOUNTS IN ACCORDANCE WITH U.S. GAAP (7)
Net sales.............................................   $  30,880   FF185,868  FF162,636  FF160,525  FF167,496  FF156,307
Net income (loss).....................................         486       2,924     (1,198)   (21,352)     4,751      7,796
Basic income (loss) per Alcatel Share:
  Income (loss) before extraordinary items............        3.10       18.63      (7.68)   (148.39)     35.54      49.15
  Net income (loss)...................................        3.10       18.63      (7.68)   (148.39)     33.78      54.76
Diluted income (loss) per Alcatel Share : (4)
  Income (loss) before extraordinary items............        3.06       18.42     --         --          35.04      48.46
  Net income (loss)...................................        3.06       18.42     --         --          33.42      53.75
Basic income (loss) per ADS: (6)
  Income (loss) before extraordinary items............        0.62        3.73      (1.54)    (29.68)      7.11       9.83
  Net income (loss)...................................        0.62        3.73      (1.54)    (29.68)      6.76      10.95
Diluted income (loss) per ADS :
  Income (loss) before extraordinary items............        0.61        3.68     --         --           7.01       9.69
  Net income (loss)...................................        0.61        3.68     --         --           6.68      10.75

                                                                                AS OF DECEMBER 31,
                                                        ------------------------------------------------------------------
                                                          1997(1)      1997       1996       1995       1994       1993
                                                        -----------  ---------  ---------  ---------  ---------  ---------
BALANCE SHEET DATA (AT PERIOD END):
AMOUNTS IN ACCORDANCE WITH FRENCH GAAP
Total assets..........................................   $  41,830   FF251,772  FF248,265  FF255,675  FF273,942  FF260,071
Short-term investments and cash equivalents...........       4,622      27,819     29,331     34,940     39,558     41,782
Short-term debt.......................................       2,958      17,805     19,055     26,804     20,294     24,218
Long-term debt........................................       3,641      21,916     23,422     28,125     31,377     24,813
Minority interests....................................         295       1,777      1,488      3,213      5,860      5,116
Shareholders' equity..................................       7,303      43,954     39,170     32,993     59,784     57,884
AMOUNTS IN ACCORDANCE WITH U.S. GAAP (7)
Shareholders' equity..................................   $   9,206    FF55,413   FF51,788   FF49,525   FF72,712   FF68,653
Total assets (8)......................................      44,286     266,559    269,482    274,889    293,002    273,421
Long-term debt........................................       3,669      22,084     24,500     28,264     31,518     24,939

------------------------

(1) French franc amounts have been translated into U.S. dollars solely for the convenience of the reader at the Noon Buying Rate of FF 6.019 per $1.00 on December 31, 1997.

(2) Other revenue consists primarily of net capital gains on disposal of fixed assets.

(3) Based on the weighted average number of Alcatel Shares issued after deduction of the weighted average number of Alcatel Shares owned by consolidated subsidiaries, without adjustment for any share equivalents:
    156,937,952 in 1997, 155,902,458 in 1996, 143,890,505 in 1995, 140,665,635
    in 1994 and 142,357,809 in 1993.

(4) Diluted earnings per share take into account share equivalents having a dilutive effect after deduction of the weighted average number of share equivalents owned by group subsidiaries. Net income is adjusted for after tax interest expense of related convertible bonds. The dilutive effect of stock option plans is calculated using the treasury stock method. The number of shares taken into account is as follows:

   French GAAP: 171,489,939 in 1997, 157,431,310 in 1996, 143,890,505 in 1995,
    140,665,635 in 1994 and 151,046,630 in 1993. U.S. GAAP: 159,244,088 in 1997,
    153,152,678 in 1994 and 151,046,630 in 1993. Not applicable in 1996 and 1995 due to loss position.

(5) Year to which dividend relates. Under French Corporation Law, payment of annual dividends must be made within nine months following the end of the fiscal year to which they relate.

(6) Adjusted for the one-to-five ratio of Alcatel Shares to ADSs. Alcatel first issued Alcatel Shares represented by ADSs in 1990.

(7) For information concerning the differences between French GAAP and U.S. GAAP, see Notes 30 and 31 of the Alcatel "Notes to Consolidated Financial Statements," included elsewhere herein.

(8) Advance payments received from customers are not deducted from the amount of total assets. See Note 30(k) of the Alcatel "Notes to Consolidated Financial Statements" included elsewhere herein.

DSC

    The following Selected Historical Financial Data for the periods indicated have been derived from the consolidated financial statements of DSC. The balance sheet data as of December 31, 1996 and 1997, and the statement of operations data for each of the years in the three-year period ended December 31, 1997 have been derived from DSC's audited consolidated financial statements for such years and should be read in conjunction with such consolidated financial statements and the notes thereto that are contained herein. See "INDEX TO FINANCIAL STATEMENTS." The balance sheet data as of December 31, 1993, 1994 and 1995, and the statement of operations data for the years ended December 31, 1993 and 1994, have been derived from DSC's audited consolidated financial statements, which are not included or incorporated in this Proxy Statement/Prospectus. The selected historical financial data for the three months ended March 31, 1997 and 1998 have been derived from DSC's unaudited condensed financial statements incorporated herein by reference and reflect, in the opinion of management of DSC, all adjustments necessary to present fairly DSC's financial position and results of operations. Such adjustments are of a recurring nature unless otherwise disclosed therein. Interim results are not necessarily indicative of results which may be expected for any other period or the full fiscal year.

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                       THREE MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,                      MARCH 31,
                                               -----------------------------------------------------  --------------------
                                                1997(1)    1996(2)     1995       1994       1993       1998       1997
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                                                                          (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues.....................................  $1,575,479 $1,380,891 $1,422,018 $1,003,125 $ 730,774  $ 314,838  $ 346,203
Gross profit.................................    662,272    455,144    685,899    490,392    317,969     91,014    139,275
Operating income (loss)......................     10,033    (12,043)   279,418    213,999    110,176    (41,272)    23,971
Net income (loss)............................  $  48,863  $  (7,555) $ 192,680  $ 162,626  $  81,660  $ (30,104) $  16,360
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
Basic income (loss) per share(3).............  $    0.42  $   (0.07) $    1.68  $    1.45  $    0.83  $   (0.25) $    0.14
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
Diluted income (loss) per share(3)...........  $    0.41  $   (0.07) $    1.63  $    1.39  $    0.77  $   (0.25) $    0.14
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
Average shares used in per share computation:
Basic........................................    117,358    116,108    114,557    111,906     98,884    118,212    117,020
Diluted......................................    119,496    116,108    118,214    116,891    105,851    118,212    119,075

                                                             AS OF DECEMBER 31,                      AS OF MARCH 31,
                                            -----------------------------------------------------  --------------------
                                              1997       1996       1995       1994       1993       1998       1997
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                                                                       (UNAUDITED)
BALANCE SHEET DATA:
Cash and marketable securities............  $ 617,842  $ 334,039  $ 569,264  $ 271,322  $ 313,808  $ 564,687  $ 377,942
Working capital...........................  1,122,713    769,956    738,965    393,034    406,752  1,098,917    784,538
Property and equipment, net...............    443,610    403,596    370,522    282,963    179,783    449,064    407,879
Total assets..............................  2,439,515  1,925,655  1,865,275  1,268,536    900,417  2,380,465  1,957,374
Long-term debt, including current
  maturities(4)...........................    661,808    307,674    243,539     42,578     70,412    658,491    298,917
Shareholders' equity......................  1,215,820  1,147,636  1,124,079    851,100    617,800  1,189,355  1,172,572

------------------------

(1) Operating results for 1997 included a $135.0 million write-off of in-process research and development related to the December 1997 acquisition of Celcore Inc. for which there was no tax benefit, an asset write-down of $22.0 million in connection with the January 1998 disposition of DSC's fixed wireless local loop business and net gains of $161.5 million from litigation settlements.

(2) For the year ended December 31, 1996, DSC recorded non-cash special charges totaling $96.0 million ($82.5 million reduced gross profit and $13.5 million was charged to operating costs and expenses) related primarily to a reduction in the carrying value of certain assets for several of DSC's products.

(3) In April 1994, the DSC Board declared a two-for-one stock split, effected in the form of a 100% stock dividend, for shareholders of record on May 11, 1994. All per share amounts prior to 1994 have been restated to retroactively reflect the stock split.

(4) Long-term debt, including current maturities included $400 million of 7% convertible subordinated notes issued in August 1997. Net proceeds were invested in cash equivalents and marketable securities.

                     SELECTED UNAUDITED PRO FORMA COMBINED
                    CONDENSED FINANCIAL DATA UNDER U.S. GAAP

    The following Selected Unaudited Pro Forma Combined Condensed Income Statement Data combines Alcatel's and DSC's historical consolidated income statement data for the year ended December 31, 1997 giving effect to the Merger as if it had occurred on January 1, 1997. The following Selected Unaudited Pro Forma Combined Condensed Balance Sheet Data combines Alcatel's and DSC's historical consolidated balance sheet data on December 31, 1997, giving effect to the Merger as if it had occurred on December 31, 1997. The Unaudited Pro Forma Combined Condensed Financial Information is presented for informational purposes only and does not purport to be indicative of the financial position or results of operations as they would have been if Alcatel and DSC had been a single entity during the period presented, nor is it necessarily indicative of the results of operations which may occur in the future. The amount of any anticipated efficiencies from the consolidation of Alcatel and DSC is not fully determinable and the potential effect of such efficiencies has not been included in the pro forma amounts presented below. See "ALCATEL AND DSC UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS UNDER U.S. GAAP" and accompanying notes thereto.

                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                                                 YEAR ENDED
                                                                                             DECEMBER 31, 1997
                                                                                            --------------------
                                                                                               FF         USD
                                                                                            ---------  ---------
UNAUDITED PRO FORMA COMBINED CONDENSED
  INCOME STATEMENT DATA:
    Revenue...............................................................................    140,770     23,388
    Gross profit..........................................................................     37,169      6,176
    Operating income......................................................................      3,037        506
    Net income............................................................................      2,685        449
    Basic income per share................................................................      15.26       2.55
    Diluted income per share..............................................................      15.13       2.57
    Average shares used in per share computation:
      Basic...............................................................................        176        176
      Diluted.............................................................................        178        178

                                                                                                   AS OF
                                                                                             DECEMBER 31, 1997
                                                                                            --------------------
                                                                                               FF         USD
                                                                                            ---------  ---------
UNAUDITED PRO FORMA COMBINED CONDENSED
  BALANCE SHEET DATA:
    Cash and marketable securities........................................................     46,876      7,788
    Working capital.......................................................................     30,552      5,076
    Property and equipment, net...........................................................     23,922      3,974
    Total assets..........................................................................    229,456     38,122
    Short-term and long-term debt.........................................................     49,081      8,154
    Shareholders' equity..................................................................     80,473     13,369

See "Alcatel and DSC Unaudited Pro Forma Combined Financial Statements under U.S. GAAP."

         COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

    The following table sets forth certain historical per share data of Alcatel and DSC and combined per share data on an unaudited pro forma basis after giving effect to the Merger based on the purchase method of accounting assuming that
0.815 of an ADS is issued in exchange for each share of Common Stock. This data should be read in conjunction with the selected historical financial data and the historical financial statements of Alcatel and DSC and the notes thereto that are included elsewhere herein. The Selected Unaudited Pro Forma Combined Financial Information of Alcatel and DSC is derived from the Unaudited Pro Forma Combined Financial Statements and should be read in conjunction with such pro forma statements and notes thereto included elsewhere herein. See "ALCATEL AND DSC UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS UNDER U.S. GAAP." The pro forma information is presented for informational purposes only and does not purport to be indicative of the financial position or results of operations as they would have been if Alcatel and DSC had been a single entity during the periods presented nor is it necessarily indicative of the results of operations which may occur in the future. The amount of any anticipated efficiencies from the consolidation of Alcatel and DSC is not fully determinable and the potential effect of such efficiencies has not been included in the pro forma amounts presented below.

                                                                ALCATEL        ALCATEL       COMBINED        COMBINED
                                                              HISTORICAL      PRO-FORMA      PRO-FORMA       PRO-FORMA
                                                                 (FF)          (FF)(3)         (FF)          (USD) (1)
                                                             -------------  -------------  -------------  ---------------
                                                                         FISCAL YEAR ENDED DECEMBER 31, 1997
U.S. GAAP
Basic earnings per share
  Net income...............................................        18.63          18.20          15.26            2.55

Diluted earnings per share
  Net income...............................................        18.42          17.97          15.13            2.57
  Cash dividends...........................................        11.50          11.50          11.50            1.91
  Book value (2)...........................................       348.51         445.04         452.10           75.11

------------------------

(1) French franc amounts have been translated into U.S. dollars solely for convenience of the reader at the Noon Buying Rate of FF 6.019 per $1.00 on December 31, 1997.

(2) Computed by dividing total stockholders' equity by the number of shares of common stock outstanding at the end of the periods on an historical and pro forma combined basis, as applicable.

(3) Alcatel pro forma per share data reflects the sale of a portion of GEC Alsthom effective June 22, 1998. See "Notes to Unaudited Pro Forma Combined Financial Statements of Alcatel and DSC."

                     COMPARATIVE STOCK PRICES AND DIVIDENDS

    The following table sets forth, for the periods indicated, the high and low closing prices of Alcatel ADSs and DSC Common Stock per share, each as reported on the NYSE Composite Tape and NNM, respectively, and dividends declared for the same periods.

                                                                ALCATEL                 DSC                  DIVIDENDS PAID
                                                                  ADSS              COMMON STOCK             PER ADS/SHARE
                                                           ------------------    ------------------   ----------------------------
                                                            HIGH        LOW       HIGH        LOW      ALCATEL(1)(2)     DSC(3)
                                                           -------    -------    -------    -------   ---------------  -----------
1995
  First Quarter.........................................   $18 3/8    $15 3/8    $39        $31 5/8      $       0      $       0
  Second Quarter........................................    19 3/4     16 5/8     46 1/2     31 3/4              0              0
  Third Quarter.........................................    22 1/8     16 3/4     63         45 5/8            .49              0
  Fourth Quarter........................................    18 5/8     16 3/8     58 3/4     31                  0              0

1996
  First Quarter.........................................   $18 5/8    $16 7/8    $37 1/8    $22 7/8      $       0      $       0
  Second Quarter........................................    19 1/8     16 7/8     35 1/4     24 3/8              0              0
  Third Quarter.........................................    17 7/8     14 1/2     32 3/4     25 1/8            .51              0
  Fourth Quarter........................................    18 1/2     15 7/8     23 1/8     12 7/8              0              0

1997
  First Quarter.........................................   $23 3/4    $15 3/4    $24 1/4    $18          $       0      $       0
  Second Quarter........................................    25 3/4     21 3/8     26 7/16    18 5/8              0              0
  Third Quarter.........................................    28 1/4     24 3/8     32 1/8     21 11/16          .57              0
  Fourth Quarter........................................    27 15/16   22 3/4     30 11/16   20 23/32            0              0

1998
  First Quarter.........................................   $38        $24        $26 1/8    $16 1/2      $       0      $       0
  Second Quarter........................................    43 3/4     35         30         16 7/8              0              0
  Third Quarter (through July 27, 1998).................    47 1/16    41         35 1/2     30 3/8            .38              0

------------------------

(1) Payment equivalent to the French AVOIR FISCAL or tax credit, less applicable French withholding tax, will be made by the French State only after receipt of a claim for such payment and, in any event, not before January 15 of the year following the calendar year in which the dividend is paid. Certain U.S. tax-exempt holders of ADRs will not be entitled to full payments of AVOIR FISCAL.

(2) French franc amounts have been translated into dollars solely for convenience of the reader at the Noon Buying Rates on the respective dividend payment dates, or on the following business day if such date was not a business day in the United States. For the 1997 dividend, the rate used was the Noon Buying Rate of FF 6.0190 per $1.00 on December 31, 1997. AVOIR FISCAL amounts have been converted into dollars at the Noon Buying Rates on such dates although such amounts are paid subsequent to such payment dates. The Noon Buying Rate may differ from the rate that may be used by the Depositary to convert francs to dollars for purposes of making payments to holders of ADRs.

(3) Since its inception, DSC has not declared or paid a cash dividend.

    Set forth below is a table containing the closing price per ADS and the closing price per share of Common Stock, each as reported on the NYSE Composite Tape and NNM, respectively, and the "equivalent per share price" (as defined) of Common Stock as of: (i) June 3, 1998, the date preceding public announcement of the Merger; and (ii) July 27, 1998, the last practicable trading day prior to the effective date of the Registration Statement of which this Proxy Statement/Prospectus forms a part. The "equivalent per share price" of Common Stock as of any date equals the closing price per share of ADRs on such date multiplied by the Exchange Ratio.

                                                                                   DSC
                                                                      ALCATEL    COMMON      EQUIVALENT PER
MARKET PRICE PER SHARE AS OF                                           ADSS       STOCK        SHARE PRICE
-------------------------------------------------------------------   -------    -------   -------------------
June 3, 1998.......................................................   $42 5/16   $18 13/16      $   34.48
July 27, 1998......................................................    43         33 13/32          35.05

    Because the Exchange Ratio is fixed, a change in the market price of ADSs before the Effective Time will affect the market value of the ADSs to be received in the Merger in exchange for the Common Stock. THERE CAN BE NO ASSURANCE AS TO THE MARKET PRICE OF THE ADSS AT ANY TIME BEFORE, AT OR AFTER THE EFFECTIVE TIME. DSC STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR BOTH ADSS AND COMMON STOCK.

    Following the Merger, the Common Stock will no longer be listed on the NNM. The ADSs to be issued in connection with the Merger are expected to be listed on the NYSE. See "THE MERGER-- Stock Exchange Listing."

                                  RISK FACTORS

    Holders of Common Stock should carefully consider the following factors in connection with their consideration of the Merger. See also "FORWARD-LOOKING STATEMENTS" elsewhere in this Proxy Statement/Prospectus.

FIXED EXCHANGE RATIO DESPITE POSSIBLE CHANGE IN STOCK PRICES

    The Exchange Ratio is expressed in the Merger Agreement as a fixed ratio. Accordingly, the Exchange Ratio will not be adjusted in the event of an increase or decrease in the price of either ADSs or Common Stock. The prices of either ADSs or Common Stock at the Effective Time may vary from their prices at the date of this Proxy Statement/Prospectus and at the date of the Special Meeting, possibly by a material amount. Such variations may be the result of changes in the business, operations or prospects of Alcatel or DSC, market assessments of the likelihood that the Merger will be consummated and the timing thereof, regulatory considerations, general market and economic conditions, factors affecting the telecommunications industry in general and other factors. Because the Effective Time may occur at a date later than the Special Meeting, there can be no assurance that the price of ADSs or Common Stock on the date of the Special Meeting will be indicative of their price at the Effective Time. There can be no assurance that the market price of ADSs on and after the Effective Time will not be lower than such prices. Stockholders of DSC are urged to obtain current market quotations. See "COMPARATIVE STOCK PRICES AND DIVIDENDS." DSC may terminate the Merger Agreement if the average of the daily closing prices per ADS as reported on the NYSE Composite Tape for the twenty consecutive full NYSE trading days immediately preceding the second full NYSE trading day prior to the Special Meeting shall be less than the Floor Price (as defined herein).

INTEGRATION OF DSC

    Alcatel has entered into the Merger Agreement with the expectation that the Merger would result in certain benefits to Alcatel. Achieving the benefits of the Merger will depend in part upon the integration of the businesses of DSC with those of Alcatel, including Alcatel Network Systems, Inc. ("ANS"), Alcatel's major North American subsidiary, in an efficient manner, and there can be no assurance that this will occur. This integration will require substantial attention from, and pose challenges to, management. The integration process could cause the interruption of, or a disruption in, the companies' businesses, which could have a material adverse effect on their combined operations. There can be no assurance that the combined company will realize any of the anticipated benefits of the Merger.

TELECOMMUNICATIONS INDUSTRY AND TECHNOLOGY; REGULATION

    The telecommunications industry is subject to rapid and significant changes in technology. While Alcatel does not believe that these changes will materially affect its ability to acquire necessary technologies, the effect of technological changes, including changes relating to emerging wireline and wireless transmission and switching technologies, on the businesses of Alcatel cannot be predicted. The success of Alcatel and ANS in marketing its products to business and government users requires that it provide superior reliability, capacity and security via its technological infrastructure. In addition, Alcatel cannot predict the effect of recent merger and acquisition transactions in the telecommunications industry.

    Alcatel derives substantial revenues by providing international telecommunications equipment and other services to customers headquartered in the United States and around the world. Such operations are subject to certain risks such as changes in government regulations and telecommunications standards, licensing requirements, tariffs or taxes and other trade barriers and political and economic instability. In addition, such revenues and cost of sales are sensitive to changes in international settlement rates. Operations or investment may be adversely affected by local political and economic developments, exchange controls, currency fluctuations, royalty and tax increases and other laws or policies. There can be no assurance that laws or administration practice relating to taxation, foreign exchange or other matters of countries within which Alcatel operates or will operate will not change. Any such change could have a material adverse effect on the business, financial condition and results of operations of Alcatel.

COMPETITION

    Alcatel operates in a market which is highly competitive. Alcatel's competitors include other manufacturers and distributors as well as a large number of suppliers that develop their own products for sale directly to customers. Some of these competitors are larger and may have greater resources than Alcatel. Most of Alcatel's arrangements with large customers do not provide Alcatel with guarantees that customer purchase commitments will be maintained at any level. In addition, technological development efforts by certain of Alcatel's customers of their own products, manufacture of products similar to those of Alcatel by competitors or further consolidations in the telecommunications industry involving Alcatel's customers could lead such customers to reduce or cease their use of Alcatel's products and services which could have a material adverse effect on Alcatel and the value of the Alcatel Shares and its other securities.

YEAR 2000 RISKS

    Certain of Alcatel's older computer programs identify years with two digits instead of four. This is likely to cause problems because the programs may recognize the year 2000 as the year 1900. These problems (the "Year 2000 Problems") could result in a system failure or miscalculations disrupting operations, including a temporary inability to process transactions, send invoices or engage in similar normal business activities. Updating the current software to be year 2000-compliant is scheduled to be completed prior to any anticipated impact on operating systems. Although Alcatel does not expect Year 2000 Problems to have a material adverse effect on its internal operations, it is possible that Year 2000 Problems could have a material adverse effect not only directly on Alcatel, but also indirectly through an effect on (i) Alcatel's resellers and distributors and their ability to service Alcatel, to accurately invoice for services rendered and to accurately process payments received; and
(ii) Alcatel's customers and their ability to continue to utilize Alcatel's services and products, to collect from their customers and to pay Alcatel for services received. The cumulative result of such problems, if they occur, could have a material adverse effect on Alcatel and the value of the Alcatel Shares.

INTERNATIONAL OPERATIONS

    Alcatel conducts international operations through a variety of wholly owned subsidiaries, majority-owned subsidiaries, joint ventures, equity interests, agents and independent contractors located in North and South America, Europe, the Far East, the Middle East and Africa. Alcatel is also exploring the possibility of expansion into other international markets. Any international operations established by Alcatel will be subject to risks similar to those affecting its North American operations in addition to other potential risks, including lack of complete operating control, lack of local business experience, foreign currency fluctuations, difficulty in enforcing intellectual property rights, language and other cultural barriers and political and economic instability.

EXCHANGE RATE FLUCTUATIONS

    Alcatel's revenues and expenses are incurred in several international currencies, since it is headquartered in France and owns properties and conducts operations in non-U.S. facilities throughout the world. Alcatel's financial statements are denominated in French francs, and, consequently, fluctuations in currency exchange rates could have an adverse effect on Alcatel's reported results.

                                 THE COMPANIES

ALCATEL

    Alcatel Alsthom, a French company headquartered in Paris, together with its consolidated subsidiaries and associated companies, is a world leader in providing equipment and systems for the telecommunications, energy and transport sectors. In 1997, Alcatel had consolidated net sales of FF 185.9 billion (approximately $31 billion). While Alcatel has operations in over 100 countries, it has a particularly strong market base in Europe, where it currently generates two-thirds of its consolidated net sales. Alcatel employs approximately 190,000 people, primarily in Europe. On the basis of market capitalization at December 31, 1997, Alcatel is one of the largest French companies listed on the Paris BOURSE.

    Alcatel was established in 1898 as a publicly-owned company, under its former name Compagnie Generale Electricite--CGE. Alcatel was nationalized by the French government in 1982 and was then privatized in May 1987. On January 1, 1991, Alcatel changed its official name to Alcatel Alsthom Compagnie Generale Electricite, or Alcatel Alsthom. In connection with the proposed sale of a portion of Alcatel's Energy and Transport segment operations conducted through GEC Alsthom, a 50/50 joint venture between Alcatel and the power systems division of GEC, the stockholders at an extraordinary general meeting of stockholders decided on June 18, 1998 to change the name of the corporation to Alcatel as of September 1, 1998.

    Alcatel's operations are organized by product lines into four principal segments, each acting as a separate worldwide profit center with responsibility for strategy, research and development, manufacturing and marketing:

    - The Telecom segment designs, produces, sells and services telecommunications equipment and systems for public network, business and residential use. Telecom segment operations, conducted through Compagnie Financiere Alcatel ("Alcatel Telecom"), accounted for 44.3% of Alcatel's 1997 consolidated net sales.

    - The Cables and Components segment manufactures cables for both telecommunications and power transmission applications and batteries for telecommunications, industrial and advanced technology applications. Cables and Components segment operations, conducted through Alcatel Cable, accounted for 22.8% of Alcatel's 1997 consolidated net sales.

    - The Energy and Transport segment manufactures equipment for power generation, transmission and distribution and railway transport. Energy and Transport segment operations, conducted through GEC Alsthom, accounted for 18.4% of Alcatel's 1997 consolidated net sales.

    - The Engineering and Systems segment provides electrical contracting, industrial control systems and technical assistance for telecommunications turnkey projects internationally. Engineering and Systems segment operations, conducted primarily through Cegelec and Alcatel Contracting, accounted for 14.1% of Alcatel's 1997 consolidated net sales. In May 1998, Alcatel Alsthom sold substantially all of the Cegelec businesses to GEC Alsthom.

    Alcatel is also engaged in certain other activities, principally administrative and service-oriented activities supplying support to the parent company and to other parties, which are grouped under "Others" and accounted for 0.4% of Alcatel's 1997 consolidated net sales. Alcatel also owns approximately 44% of Framatome, a manufacturer of equipment for nuclear power stations and specialized electronic connectors, in which French state-owned entities hold the majority interest. Since July 1, 1990, Framatome has been accounted for under the equity method.

    On June 22, 1998, Alcatel and GEC of the United Kingdom sold a portion of their interest in GEC Alsthom in a global initial public offering of shares. Alcatel and GEC retain the rights to appoint an equal number of non-executive directors to the Board of Directors of GEC Alsthom and, for the first twelve months following the transaction, Alcatel and GEC will each retain an equal number of shares in GEC Alsthom. The transaction reduced Alcatel's former 50% interest in GEC Alsthom to approximately 24%.

GEC Alsthom has been reorganized under a new French holding company, named "Alstom", and remains headquartered in Paris. Alstom is listed on the PREMIER MARCHE of the Paris BOURSE, the London Stock Exchange, and the NYSE.

    The address of Alcatel's principal executive office is 54, rue La Boetie, 75008 Paris, France, and its telephone number is 33 (1) 40-76-10-10.

DSC

    DSC designs, develops, manufactures and markets digital switching, access, transport and private network system products for the worldwide telecommunications marketplace. These products allow telecommunications service providers to build and upgrade their networks to support a wide range of voice, data and video services. DSC offers a comprehensive product line including digital switching systems, intelligent network products, cellular switching systems, digital loop carrier products, digital cross-connect products and optical transmission systems and related advanced network management systems. DSC develops such systems to meet U.S. and international telecommunications standards and the specific requirements of the operating companies of the RHCs, independent telephone companies, long-distance carriers, private networks and companies operating public and private communications networks in other countries. In 1997, DSC had revenues of approximately $1.6 billion and as of December 31, 1997 employed 6,681 persons.

    DSC supplies products to a domestic and international customer base, including local exchange telephone companies, long-distance carriers, cellular telephone companies, international telephone companies, various Fortune 1000 companies and utility companies. Its domestic customers include the RHCs and most major domestic independent telephone and long-distance companies, including MCI Communications Corporation, U.S. Sprint Communications Company L.P., GTE Communications Systems Corporation and WorldCom, Inc. DSC is also a major manufacturer of high-capacity cellular switches for Motorola, Inc., a leading supplier of wireless communication systems throughout the world.

    On July 23, 1998, DSC announced its operating results for the second quarter and six-month period ended June 30, 1998. Revenue for the 1998 second quarter was $388.4 million compared to $382.9 million recorded in the second quarter of 1997. DSC incurred a net loss for the 1998 second quarter of $4.7 million, or $0.04 per diluted share, compared to net income of $41.8 million, or $0.35 per diluted share, for the 1997 second quarter. Second quarter 1998 results included a pre-tax gain of $10.0 million (after-tax gain of $6.3 million or $0.05 per diluted share) from the sale of DSC's remaining investment in Airspan Communications Corporation. Net income for the 1997 second quarter included a pre-tax gain of approximately $31.5 million (after-tax gain of $19.5 million or $0.16 per diluted share) from the sale of stock received from a litigation settlement. Excluding the effects of these special gains, the net loss for the 1998 second quarter was $11.0 million, or $0.09 per diluted share, compared to net income of $22.3 million, or $0.19 per diluted share, for the 1997 second quarter.

    For the six months ended June 30, 1998 DSC recorded revenue of $703.3 million compared to $729.1 million for the same time period in 1997. The net loss for the six months ended June 30, 1998 was $34.8 million, or $0.29 per diluted share, compared to net income of $58.2 million, or $0.49 per diluted share for the six months ended June 30, 1997. Excluding the effects of special gains, the net loss for the six months ended June 30, 1998 was $41.1 million, or $0.35 per diluted share, compared to net income of $36.2 million, or $0.31 per diluted share, for the six months ended June 30, 1997.

    DSC's executive offices are located at 1000 Coit Road, Plano, Texas 75075. Its telephone number is (972) 519-3000.

NEWCO

    Newco was incorporated in the State of Delaware in May 1998 for the purpose of consummating the Merger. Newco has limited assets, has no operations and has not carried on any activities other than those which are related to its formation and its execution of the Merger Agreement.

                              THE SPECIAL MEETING

TIME AND PLACE; PURPOSE

    The enclosed Proxy is solicited by and on behalf of the DSC Board for use at the Special Meeting which will be held at 10:00 a.m., local time, on August 27, 1998 at DSC Communications Corporation Building PB6, 3400 Plano Parkway, Plano, Texas 75075. At the Special Meeting, stockholders of record of DSC will be asked to (i) consider and vote upon the Merger Proposal and (ii) transact such other business as may properly come before the Special Meeting.

RECORD DATE

    The DSC Board has fixed the close of business on July 23, 1998 as the Record Date for the determination of stockholders entitled to notice of, and to vote at, the Special Meeting. Only holders of record of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting. As of the Record Date, there were 119,067,374 outstanding shares of Common Stock held by 4,188 holders of record. As of the Record Date, directors and executive officers of DSC and their affiliates owned 1,324,308 shares of Common Stock (approximately 1.1% of the Common Stock outstanding). DSC expects that all of such directors and executive officers will vote their shares in favor of the Merger Proposal.

PROXIES

    Shares of Common Stock represented by properly executed Proxies received in time for the Special Meeting will be voted at the Special Meeting in the manner specified on the Proxy. Proxies that are properly executed but do not contain instructions will be voted "FOR" approval and adoption of the Merger Proposal. It is not expected that any matter other than approval and adoption of the Merger Proposal will be brought before the Special Meeting, but, if other matters are properly presented, the persons named in such Proxy will have authority, unless authority to do so is withheld in the Proxy, to vote in accordance with their judgment on any other matter, including without limitation, any proposal to adjourn or postpone the Special Meeting or otherwise concerning the conduct of the Special Meeting. A stockholder may revoke a Proxy at any time prior to its exercise by (i) delivering, prior to the Special Meeting, to the Secretary, DSC Communications Corporation, 1000 Coit Road, Plano, Texas 75075, a written notice of revocation bearing a later date or time than the Proxy; (ii) delivering to the Secretary of DSC a duly executed Proxy bearing a later date or time than the revoked Proxy; or (iii) attending the Special Meeting and voting in person. Attendance at the Special Meeting will not by itself constitute revocation of a Proxy.

    DSC will bear the cost of the solicitation of Proxies from its stockholders and the cost of printing and mailing this Proxy Statement/Prospectus. In addition to solicitation by mail, the directors, officers and employees of DSC and its subsidiaries may solicit Proxies from DSC stockholders in person or by telephone, telegram or electronically. Such directors, officers and employees will not be additionally compensated for such solicitation but may be reimbursed for out-of-pocket expenses in connection therewith. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of shares held of record by such persons. DSC will reimburse such custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in connection therewith.

    Kissel-Blake, Inc. will assist in the solicitation of Proxies by DSC for a fee of $11,000 plus reasonable out-of-pocket expenses.

REQUIRED VOTE; QUORUM

    All voting rights at the Special Meeting are vested exclusively in the holders of Common Stock. Each holder of a share of Common Stock outstanding on the Record Date is entitled to cast one vote per share of Common Stock on any matter which may properly come before the Special Meeting. The affirmative vote of stockholders holding a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is required to approve the Merger Proposal. Brokers and nominees are precluded from exercising their voting discretion on the Merger Proposal and, for this reason, absent specific instructions from the beneficial owner of the shares, are not permitted to vote such shares thereon. Because the affirmative vote of stockholders holding a majority of the outstanding shares of Common Stock on the Record Date is required for approval of the Merger Proposal, an abstention or broker non-vote will have the effect of a vote against the approval and adoption of the Merger Proposal. THE DSC BOARD RECOMMENDS THAT THE DSC STOCKHOLDERS VOTE FOR APPROVAL AND ADOPTION OF THE MERGER PROPOSAL.

    The DGCL, the Certificate of Incorporation of DSC, the Bylaws of DSC and the Exchange Act contain requirements governing the actions of DSC at the Special Meeting. Holders of a majority of the shares of Common Stock outstanding on the Record Date must be present in person or by proxy at the Special Meeting to constitute a quorum. Abstentions and broker non-votes are counted as present or represented for purposes of determining a quorum for the Special Meeting.

APPRAISAL RIGHTS

    Under the DGCL, the DSC stockholders are not entitled to appraisal rights in the event the Merger is consummated.

AVAILABILITY OF INDEPENDENT ACCOUNTANTS

    Representatives of Ernst & Young LLP, independent auditors of DSC, will be present at the Special Meeting, will have the opportunity to make a statement should they desire to do so and are expected to be available to respond to appropriate questions.

                                   THE MERGER

BACKGROUND OF THE MERGER

    Alcatel regularly reviews potential candidates for merger, acquisition and other strategic transactions. During the summer of 1997, representatives of Alcatel contacted representatives of DSC to discuss the possibility of meeting to discuss strategic business opportunities. On September 25, 1997, Mr. Serge Tchuruk, Alcatel's Chairman and Chief Executive Officer, met with Mr. James L. Donald, DSC's Chairman of the Board, President and Chief Executive Officer, to discuss strategic business opportunities between DSC and Alcatel. Messrs. Tchuruk and Donald agreed that the companies should explore strategic business opportunities and arranged a subsequent meeting of representatives of DSC and Alcatel. On October 1, 1997, DSC and Alcatel entered into a confidentiality agreement, which was subsequently amended to include a standstill provision.

    On October 10, 1997, representatives of each of DSC and Alcatel met to discuss their respective businesses and a possible structure for combining DSC with the businesses of ANS, which is the entity through which Alcatel principally conducts its North American telecommunications equipment business. The representatives of DSC and Alcatel agreed that the business synergies that would result from combining the companies, as well as potential combination structures, would need to be further analyzed. From November through December 1997, there were various meetings held between representatives of DSC and ANS to analyze potential business synergies from the possible combination of DSC and ANS.

    On January 9, 1998, Messrs. Donald and Tchuruk met to discuss the results of the various meetings between the respective representatives of DSC and Alcatel. Mr. Tchuruk again stated Alcatel's desire to combine DSC with ANS and obtain a controlling interest in DSC.

    On January 15, 1998, Mr. Jean-Pierre Halbron, Senior Executive Vice President of Alcatel, outlined for Mr. Gerald F. Montry, DSC's Senior Vice President and Chief Financial Officer, a possible structure for a transaction in which DSC would be combined with ANS. This structure contemplated a merger of ANS into DSC (with Alcatel receiving shares of Common Stock in exchange for the shares of ANS), together with a cash tender offer by Alcatel for additional shares of the Common Stock, so that after consummation of the merger and the tender offer Alcatel would own at least fifty-one percent of the outstanding shares of Common Stock. Under this structure, DSC would remain a publicly traded corporation following the merger and the tender offer, although Alcatel would have the right to appoint a majority of the DSC Board. It was contemplated that in connection with such a transaction, Alcatel and DSC would obtain access to each other's research and development, and distribution arrangements would be established whereby DSC would serve as the primary distribution channel for certain Alcatel products in North America while outside North America, Alcatel would be the primary distributor for DSC's products. On February 2, 1998, a representative of Goldman Sachs, DSC's financial advisor, contacted a representative from Lehman Brothers, Inc. ("Lehman Brothers"), Alcatel's financial advisor, to advise Alcatel that DSC would only pursue such a transaction if all of DSC's stockholders received a premium over the market price for all Common Stock, although DSC would be willing to consider alternative transaction structures in which Alcatel would receive a minority interest in DSC as a result of the merger.

    A meeting was held on February 27, 1998 among representatives of DSC and Alcatel, and their respective financial and legal advisors, at which Alcatel outlined a possible transaction providing for a cash tender offer of $31.25 per share for a majority of the shares of Common Stock and a merger of DSC and ANS. In the merger, Alcatel would receive additional shares of Common Stock so that after the merger and cash tender offer Alcatel would own approximately seventy-three percent of the outstanding Common Stock. Alcatel also proposed the issuance of contingent value rights to the remaining public holders of Common Stock providing for protection in the event that the share price of the Common Stock three years after the closing of the merger was below $27.00 per share, with such protection only applying down to a minimum price level. On March 5, 1998, representatives of Goldman Sachs contacted representatives of Lehman Brothers to advise them that DSC was unwilling to pursue the February 27, 1998 proposal.

    On March 12, 1998, representatives of DSC and Alcatel, and their respective financial advisors, met to discuss DSC's business. Subsequent meetings were held in April and May to discuss DSC's business, and during such period Alcatel conducted legal and financial due diligence of DSC, and DSC conducted legal and financial due diligence of ANS and Alcatel.

    On April 1, 1998, DSC issued a press release indicating that, based upon preliminary estimates, operating results for the 1998 first quarter were expected to be lower than analysts' estimates. On April 3, 1998, DSC issued a press release announcing Mr. Donald's intention to retire from the posts of President and Chief Executive Officer.

    On April 8, 1998, representatives of DSC and Alcatel, and their respective financial advisors, met to discuss DSC's first quarter financial results.

    On April 14, 1998, Alcatel outlined to DSC a revised transaction structure under which Alcatel would acquire approximately sixty percent of the outstanding Common Stock in exchange for ADSs at an exchange ratio of 0.842 of an ADS for each share of Common Stock (or a value of $32.21 per share of Common Stock based on the closing price of the ADSs on April 14, 1998). DSC and ANS would then merge and in this merger Alcatel would receive additional shares of Common Stock, so that after the two transactions, Alcatel would own approximately eighty percent of the outstanding Common Stock and the public stockholders would own the remaining Common Stock. DSC would remain a publicly traded corporation. On April 24, 1998, Alcatel provided DSC with an initial draft of a merger agreement which incorporated the material terms of the April 14, 1998 proposal.

    On April 29, 1998, DSC held a special meeting of its Board of Directors to discuss Alcatel's proposal. All of the members of the DSC Board were in attendance and representatives of Goldman Sachs and legal counsel for DSC were present during the meeting. Presentations were made by DSC management, Goldman Sachs and legal counsel. After such presentations, the DSC Board authorized DSC's management to continue discussions with Alcatel and directed management and the advisors to negotiate several matters, including the exchange ratio, intercompany arrangements with Alcatel with respect to the use of intellectual property and distribution channels, and corporate governance protection for minority stockholders of the combined entity.

    On May 7 and 8, 1998, meetings were held among representatives of DSC and Alcatel and their respective financial and legal advisors to discuss the Alcatel proposal. DSC's representatives discussed the position of the DSC Board on each of the matters as to which it had given directions at its April 29 meeting. On May 8, 1998, Alcatel proposed to restructure the transaction so that Alcatel would acquire all of the outstanding Common Stock for ADSs. The Alcatel representatives indicated that Alcatel would be prepared to offer 0.765 of an ADS in exchange for each share of Common Stock (or a value of approximately $30.45 per share Common Stock based on the closing price of the ADSs on May 8,
1998). This structure would eliminate the issues between the parties with respect to intellectual property and distribution arrangements, and corporate governance of the surviving company since DSC would become a wholly owned subsidiary of Alcatel. The DSC representatives advised the Alcatel representatives that they would discuss the proposal with the DSC Board, but they did not believe the DSC Board would be willing to proceed at that exchange ratio.

    At a regularly scheduled meeting of the Alcatel Board held on May 14, 1998, management of Alcatel reviewed the status of discussions with DSC.

    On May 24, 1998, Mr. Tchuruk telephoned Mr. Donald and indicated that Alcatel was prepared to increase the exchange ratio to 0.815 of an ADS for each share of Common Stock (or a value of $35.35 per share of Common Stock based on the closing price of the ADSs on May 22, 1998). From May 24 through June 2, 1998, DSC and Alcatel negotiated the terms of a definitive merger agreement. On May 26, 1998, the DSC Board met by conference telephone and were updated with respect to the discussions with Alcatel and authorized management to continue negotiations.

    The DSC Board met on June 3, 1998, and presentations with respect to the Merger Agreement were made by management of DSC, Goldman Sachs and DSC's legal counsel. The DSC Board determined that the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of DSC's stockholders and unanimously approved the Merger Agreement, and unanimously resolved to recommend that the stockholders adopt the Merger Agreement and approve the Merger.

    At a meeting of the Alcatel Board of Directors held on June 3, 1998, the Alcatel Board received presentations from management regarding DSC and its businesses, the proposed terms of the Merger Agreement and other matters. At that meeting, the Alcatel Board approved the Merger Agreement. Also on June 3, 1998, the Newco Board of Directors approved the terms of the Merger Agreement.

RECOMMENDATION OF THE DSC BOARD; REASONS FOR THE MERGER

    The DSC Board has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of DSC stockholders. ACCORDINGLY, THE DSC BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER, AND THE DSC BOARD RECOMMENDS THAT HOLDERS OF COMMON STOCK VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER PROPOSAL.

    In the course of reaching its decision to approve the Merger Agreement and the Merger, the DSC Board consulted with DSC's management, as well as its outside legal counsel and financial advisor, and considered the following factors:

    (a) The DSC Board considered the results of operations and prospects of DSC and the nature of its industry.

    (b) The DSC Board considered possible alternatives to the Merger, including, without limitation, continuing to operate DSC as an independent entity, and the risks associated therewith. The DSC Board also considered that continuing to operate DSC as an independent entity would involve the risk that DSC's financial performance may not improve, which could have an adverse effect on stockholder value.

    (c) The DSC Board considered that the industry in which DSC operates is characterized by rapidly changing technological and market conditions, which result in shorter product life cycles and require substantial investments in research and development. The DSC Board noted that DSC may be materially adversely affected if it is unable to develop and produce on a timely basis new products to meet existing and future industry demands, if substantial delays in the availability of new products occur or if any of DSC's existing or new products are not commercially successful and DSC is therefore required to adjust the carrying value of or discontinue such products.

    (d) The DSC Board considered DSC's existing and future competition, the relative sizes of other participants in the industry in which it operates and the available capital and other resources of such other participants as compared to the available capital and other resources of DSC. The DSC Board noted that DSC currently faces significant competition in its markets and expects that the level of price and product competition will increase. In addition, as a result of both the trend toward global expansion by foreign and domestic competitors and technological and public policy changes, the DSC Board anticipates that new and different competitors will enter DSC's markets. These competitors may include entrants from the telecommunications, software and data networking industries. The DSC Board considered that many of DSC's existing foreign and domestic competitors have substantially greater financial resources than DSC which allows them a competitive advantage in funding research and development activities, which are essential to develop products in today's competitive environment.

    (e) The DSC Board considered that a large portion of DSC's revenue is concentrated among several of DSC's larger customers, and that, although DSC expects these customer relationships to continue to generate substantial revenue in the near term, there can be no assurance that any of these customers will continue to purchase products, or continue to purchase products at historical levels. The DSC Board noted that there has recently been a substantial increase in mergers and acquisitions among its customers which could adversely affect DSC's customer relationships.

    (f) The DSC Board considered the strategic fit between DSC and Alcatel. The DSC Board noted that the strong position of DSC in access and switching, fixed and mobile, coupled with Alcatel's leading position in transmission, will create a major company in the U.S. capable of providing turnkey systems to the incumbent telecommunications operators as well as new domestic carriers. The DSC Board also noted that certain of Alcatel's technologies will complement DSC's products and facilitate the development of new products and services. The DSC Board also considered that the combined operations of DSC and Alcatel in the U.S. should benefit from DSC's established relationships with the RHCs, which provide an enhanced platform for future growth.

    (g) The DSC Board considered that Mr. James L. Donald had recently announced his intention to retire as the President and Chief Executive Officer of DSC. The DSC Board has initiated a process to find a replacement for Mr. Donald. The DSC Board considered the prospects of finding a suitable replacement for Mr. Donald and the risks for DSC and its stockholders that might result from a change in the senior management team of DSC.

    (h) The DSC Board considered that, upon consummation of the Merger, DSC's stockholders will have an ongoing equity interest in a much larger company with the prospects for improved long-term growth potential and investment liquidity.

    (i) The DSC Board considered that the Merger has an implied value of approximately $4.4 billion based on the approximately 125 million fully diluted shares of DSC's Common Stock outstanding and the ADS closing price of $43 7/16 on June 3, 1998. The DSC Board noted that this represented a premium of approximately eighty percent over the closing price per share of Common Stock on June 3, 1998.

    (j) The DSC Board considered that DSC had some contacts with other companies that could be interested in a business combination with DSC, and that none of them, in the judgment of the DSC Board, had indicated a high enough level of interest to justify suspending discussions with Alcatel, thereby creating a risk that DSC would lose the opportunity to enter into the Merger Agreement.

    (k) The DSC Board considered the financial and other terms and conditions of the Merger Agreement. In addition to the merger consideration, the primary factors considered by the DSC Board were the contingencies to successfully closing a transaction. The DSC Board noted that the Merger Agreement had no significant condition to closing, such as a financing condition or other similar significant condition.

    (l) The DSC Board considered the analyses and presentation prepared by Goldman Sachs and its written opinion to the effect that, as of June 3, 1998, the Exchange Ratio pursuant to the Merger Agreement was fair from a financial point of view to the holders of Common Stock.

    (m) The DSC Board considered that the Merger Agreement provided that Alcatel would dispose of a certain portion of its businesses to the extent necessary to satisfy the conditions of the Merger Agreement with respect to approvals under any Antitrust Law (as defined herein). See "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Regulatory Approvals."

    (n) The DSC Board considered the fact that the terms of the Merger Agreement should not unduly discourage other third parties from making bona fide proposals to acquire DSC subsequent to the execution of the Merger Agreement and, if any such proposals were made, the DSC Board, in the exercise of its fiduciary duties, could determine to provide information to and engage in negotiations with any such third party subject to the terms and conditions of the Merger Agreement.

    In view of the wide variety of factors considered by the DSC Board in connection with its evaluation of the Merger and the complexity of such matters, the DSC Board did not consider it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. The DSC Board relied on the experience and expertise of its financial advisors for quantitative analysis of the financial terms of the Merger. See "--Opinion of DSC's Financial Advisor." In addition, the DSC Board did not assign any particular weight to any factor, but rather conducted a discussion of the factors described above, including asking questions of DSC's management and legal and financial advisor, and reached a general consensus that the Merger was advisable and in the best interests of DSC and its stockholders and other constituencies. In considering the factors described above, individual members of the DSC Board may have given different weight to different factors.

    THE DSC BOARD, AT A MEETING DULY CALLED AND HELD, HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER, AND HAS UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE MERGER, ARE FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF DSC. ACCORDINGLY THE DSC BOARD RECOMMENDS THAT THE STOCKHOLDERS OF DSC APPROVE AND ADOPT THE MERGER PROPOSAL.

OPINION OF DSC'S FINANCIAL ADVISOR

    DSC retained Goldman Sachs in connection with its consideration of the potential financial and strategic alternatives available to DSC. At the June 3, 1998 meeting of the DSC Board, Goldman Sachs delivered its oral opinion (which it subsequently confirmed in writing as of such date) that, based upon and subject to various qualifications and assumptions described therein, the Exchange Ratio was fair from a financial point of view to holders of Common Stock.

    THE FULL TEXT OF THE WRITTEN OPINION OF GOLDMAN SACHS DATED JUNE 3, 1998, WHICH SETS FORTH ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THE SCOPE OF REVIEW UNDERTAKEN, IS ATTACHED AS ANNEX C TO THIS PROXY STATEMENT/PROSPECTUS. THE GOLDMAN SACHS OPINION, WHICH IS ADDRESSED TO THE DSC BOARD, IS DIRECTED ONLY TO THE FAIRNESS OF THE EXCHANGE RATIO AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY DSC STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE SPECIAL MEETING. THE SUMMARY OF THE GOLDMAN SACHS OPINION SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION. STOCKHOLDERS OF DSC ARE URGED TO READ THE OPINION IN ITS ENTIRETY.

    In connection with its opinion, Goldman Sachs reviewed, among other things, the Merger Agreement; Annual Reports to stockholders and Annual Reports on Form 10-K of DSC for the five years ended December 31, 1997; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of DSC; Annual Reports to stockholders and Annual Reports on Form 20-F of Alcatel for the four years ended December 31, 1996; certain interim reports to stockholders and Quarterly Reports on Form 6-K of Alcatel; certain internal financial analyses and forecasts for DSC prepared by its management and certain interim financial analyses and forecasts for certain United States operations of Alcatel prepared by its management. Goldman Sachs did not review internal financial analyses or forecasts for Alcatel on a consolidated basis. Goldman Sachs also held discussions with members of the senior management of DSC and Alcatel regarding the strategic rationale for, and potential benefits of, the Merger and the past and current business operations, financial condition and future prospects of their respective companies. In addition, Goldman Sachs reviewed the reported price and trading activity for the Common Stock and the ADSs, compared certain financial and stock market information for DSC and Alcatel with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the communications equipment industry specifically and in other industries generally and performed such other studies and analyses as Goldman Sachs considered appropriate.

    Goldman Sachs relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by it for purposes of its opinion. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities of DSC or Alcatel or any of their subsidiaries, and Goldman Sachs was not furnished with any such evaluation or appraisal.

    The following is a summary of certain of the financial analyses used by Goldman Sachs in its presentation of its opinion to the DSC Board on June 3, 1998.

    HISTORICAL STOCK TRADING ANALYSIS. Goldman Sachs reviewed the historical trading prices and volumes for the Common Stock. In addition, Goldman Sachs analyzed the consideration to be received by holders of Common Stock pursuant to the Merger Agreement based on the closing market price of the ADSs on June 1, 1998 of $42.94 in relation to the closing market price per share of Common Stock on June 1, 1998 and the average closing market price per share of Common Stock for the latest one month, six months and twelve months. Such analysis indicated that the price per share of Common Stock to be paid pursuant to the Merger Agreement represented a premium of 106%, 98%, 82% and 51%, respectively, based on the closing market price of Common Stock on June 1, 1998 and the average closing market prices for the latest one month, six months and twelve months, respectively.

    SELECTED COMPANIES ANALYSIS. Goldman Sachs reviewed and compared certain financial information relating to DSC to corresponding financial information, ratios and public market multiples for thirty-seven publicly traded corporations (the "Selected Companies"). The Selected Companies were chosen because they are publicly-traded companies with operations and products that for purposes of analysis may be considered similar to DSC in certain respects. Goldman Sachs focused particularly on a subset of the Selected Companies consisting of ADC Telecommunications, Inc., Advanced Fibre Communications, Ciena Corporation, ECI Telecommunications Ltd., Premisys Communications, Inc., Reltec Corporation, Tellabs, Inc., Alcatel Alsthom, Lucent Technologies, Inc, Northern Telecom Ltd. and Siemens AG (the "Selected Focus Companies"). The Selected Focus Companies were identified as particularly comparable to DSC because of the similarity of products and operations. Goldman Sachs calculated and compared various financial multiples and ratios. The multiples of DSC were calculated using a price of $17.00 per share, the closing price of the Common Stock on June 1, 1998. The multiples and ratios for DSC were based on information provided by DSC's management and on the most recent publicly available information, including median analyst estimates provided by IBES. Multiples and ratios for the Selected Companies were based on the most recent publicly available information, including median analyst estimates provided by IBES. With respect to the Selected Companies and Selected Focus Companies, Goldman Sachs considered the price-to-earnings ("P/E") multiples for 1997, 1998 and 1999. Goldman Sachs analyses of the Selected Focus Companies indicated P/E multiples of 17.8x to 80.6x for 1997, 15.5x to 47.3x for 1998, and 13.1x to 33.6x for 1999. For 1997,
1998 and 1999, the Selected Companies had median P/E multiples of 35.3x, 29.4x and 24.5x, respectively, and mean P/E multiples of 36.9x, 31.6x and 24.8x, respectively. Goldman Sachs analyses of DSC indicated a 1997 P/E multiple of 20.0x and, based on analyst median estimates available from IBES, of 20.0x for 1999. The analyst median estimates for DSC's 1998 EPS, as reported by IBES, was for a loss, and accordingly, no P/E multiple could be calculated. Goldman Sachs analyses indicated estimated P/E multiples for DSC of 32.1x and 9.0x for 1998 and 1999, respectively, based on DSC management's base case projections. Goldman Sachs also considered the levered market capitalization (i.e. market value of common equity plus long-term debt less cash and cash equivalents) of DSC and the Selected Companies and Selected Focus Companies. Goldman Sachs analyses of the Selected Focus Companies indicated levered market capitalization multiples of latest twelve month ("LTM") revenue of 0.5x to 10.8x compared to 1.3x for DSC, and of LTM earnings before interest, taxes, depreciation and amortization ("EBITDA") for the Selected Focus Companies of 5.4x to 48.9x, compared to 7.1x for DSC. The Selected Companies had median and mean levered market capitalization multiples of LTM revenue of 3.2x and 5.1x, respectively, and median and mean levered market capitalization multiples of LTM EBITDA of 17.2x and 19.6x, respectively. Goldman Sachs analyses of the Selected Focus Companies indicated a five-year estimated EPS growth rate of between 13% and 43%. The Selected Companies had median and mean five-year estimated EPS growth rates of 26% and 27%, respectively. The median analyst projection for DSC's five-year EPS growth rate, as reported by IBES, was 20%.

    PRESENT VALUE OF IMPLIED FUTURE SHARE PRICES ANALYSIS. Goldman Sachs performed an analysis to determine the present value of implied future DSC stock prices based on management's projections of earnings per share for 1999 and 2000. Goldman Sachs calculated implied future prices for shares of Common Stock for 1999 and 2000 using estimated P/E multiples ranging from 15x to 30x. These implied future DSC share prices were then discounted to present value using discount rates ranging from 15.0% to 25.0%. Using this analysis, the present value of the implied future DSC share price based on projected earnings for 1999 ranged from $12.33 to $45.86 and based on projected earnings for 2000 ranged from $17.18 to $54.81. In conjunction with this analysis, Goldman Sachs considered that analysts consensus estimates as reported by IBES were substantially lower than management's projections for both 1999 and 2000, and that, based on similar P/E multiples and discount rates, the present value of the implied future DSC share prices based on such IBES projected earnings for 1999 and 2000 were less than $21.00 and $22.00, respectively.

    SELECTED TRANSACTIONS ANALYSIS. Goldman Sachs analyzed certain information relating to approximately 189 selected transactions in the communications equipment industry since 1987 (the "Selected Transactions"), including the acquisition of Octel Communications Corp. by Lucent Technologies, Inc., the acquisition of Cascade Communications by Ascend Communications and the acquisition of US Robotics by 3COM. Such analysis indicated that for the Selected Transactions for which relevant data was available (i) levered aggregate consideration as a multiple of LTM revenue ranged from 0.3x to 86.2x, with a mean of 7.0x and a median of 2.3x, as compared to 2.8x for the consideration to be received in the Merger as a multiple of DSC's 1997 revenue,
(ii) aggregate equity consideration as a multiple of LTM net income ranged from 4.1x to 120.6x, with a mean of 32.9x and a median of 21.8x, as compared to 43.7x for the equity consideration to be received in the Merger as a multiple of DSC's 1997 normalized net income, and (iii) aggregate equity consideration as a multiple of the next year's estimated earnings ranged from 2.5x to 55.6x, with a mean of 24.0x and a median of 19.9x, as compared to 43.6x for the equity consideration to be received in the Merger.

    PRO FORMA MERGER ANALYSIS. Goldman Sachs prepared pro forma analyses of the financial impact of the Merger. Using earnings estimates for DSC provided by DSC management for the calendar years 1999 and 2000 and for Alcatel provided by IBES for the calendar year 1999, and extrapolated to calendar year 2000 based on analysts' median long term earnings growth rate as reported by IBES, Goldman Sachs estimated the EPS of the common stock of the combined company on a pro forma basis, by making several assumptions. Goldman Sachs performed this analysis based on a price of $17.00 per share of Common Stock (the per share price of Common Stock on June 1, 1998) and $42.94 per ADS (the price per ADS on June 1, 1998). Goldman Sachs did not incorporate projected synergies or cost-savings associated with the Merger. Based on such analyses and assumptions, the proposed transaction would be modestly dilutive to Alcatel's stockholders on an EPS basis in the calendar year 1999 and modestly accretive to Alcatel's stockholders on an EPS basis in the calendar year 2000.

    COMPARISON OF EARNINGS AND DIVIDENDS. Goldman Sachs compared the earnings attributable to one share of Common Stock for 1997, 1998, and 1999 using historical financials (for 1997) and DSC management's projections (for 1998 and 1999) with the earnings attributable to 0.815 of an ADS for that same period, as reported by Alcatel for 1997 and as estimated by analysts and reported by IBES for 1998 and 1999. Based on such a comparison, one share of Common Stock had more earnings attributable to it in 1997 than 0.815 of an ADS, but is expected to have less earnings in 1998. In 1999, one share of Common Stock would have either more or less earnings attributable to it than 0.815 of an ADS, depending upon whether DSC's management base case or downside financial projection was used. Goldman Sachs also compared the dividend policies of DSC and Alcatel and the dividends that were likely to be paid per share of Common Stock and per
0.815 of an ADS. Goldman Sachs noted that DSC has never paid dividends on its common equity and that Alcatel has paid dividends to holders of its ADSs.

    Goldman Sachs also undertook an analysis of the stock price premiums paid by acquirors in 40 recent acquisition transactions involving communications equipment companies. These premiums compare the equity consideration in an acquisition transaction on a per share basis to the acquired company's stock price one week before announcement of the acquisition (the "week-ago price"). Based on this sample, the lowest premium was 25.8% below the week-ago price and the highest premium was 141.6% over the week-ago price, with a mean of 36.8% and a median of 34.5%. As of the close of business on June 1, 1998, Goldman Sachs analysis indicated that the equity consideration to be received in the Merger constituted a 102% premium over the week-ago price. However, Goldman Sachs did not consider this analysis to be material to the overall financial analysis performed by Goldman Sachs in rendering its fairness opinion because the premium paid in any transaction is dependent on many variables specific to that transaction.

    The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all such analyses. No company or transaction used in the above analyses as a comparison is directly comparable to DSC or Alcatel or the contemplated transaction. The analyses were prepared solely for purposes of Goldman Sachs' providing its opinion to the DSC Board as to the fairness of the Exchange Ratio from a financial point of view pursuant to the Merger Agreement and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of DSC, Alcatel, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast. As described above, Goldman Sachs' opinion to the DSC Board was one of many factors taken into consideration by the DSC Board in making its determination to approve the Merger Agreement and the Merger. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs and is qualified by reference to the written opinion of Goldman Sachs set forth as Annex C hereto.

    Goldman Sachs, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Goldman Sachs has served as an underwriter for DSC, including as an underwriter for DSC's equity and for its offering of Convertible Notes. Goldman Sachs has also acted as DSC's financial advisor in connection with, and participated in certain of the negotiations leading to, the Merger Agreement. Goldman Sachs is also familiar with the markets for Alcatel's securities, and has acted, from time to time, as a financial advisor and underwriter on behalf of Alcatel for both equity and debt. At the time it delivered its opinion, Goldman Sachs was serving as global coordinator and co-book runner for the initial public offering of Alstom, an affiliate of Alcatel. In addition, Goldman Sachs is a full service securities firm and in the course of its trading activities it may from time to time effect transactions, for its own account or the account of customers, and hold positions in securities or options on securities of DSC and Alcatel.

    Pursuant to a letter agreement dated April 29, 1998 (the "Engagement Letter"), DSC engaged Goldman Sachs to act as its financial advisor in connection with the potential financial and strategic alternatives available to DSC. Pursuant to the terms of the Engagement Letter, DSC has agreed to pay Goldman Sachs upon consummation of the Merger, a transaction fee of 0.40% of the aggregate consideration paid in the Merger (including amounts paid to holders of options and warrants). DSC also has agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including attorneys' fees, and to indemnify Goldman Sachs against certain liabilities.

ALCATEL'S REASONS FOR THE MERGER

    In reaching its decision to approve the Merger Agreement, the Alcatel Board of Directors (the "Alcatel Board") considered a number of factors, including, without limitation, the following: (a) a review of the advice of management regarding the terms of the Merger Agreement; (b) the structure of the transaction and the terms of the Merger Agreement; (c) the financial condition, cash flow and results of operations of Alcatel and DSC on both an historical and estimated prospective basis; (d) current industry, economic, and market conditions; (e) the changing regulatory environment in the domestic and international telecommunications industry; (f) the historical market prices and recent trading patterns of Alcatel Shares, ADSs and Common Stock; (g) the opportunity for Alcatel to create a combined enterprise which would increase Alcatel's marketing resources and enhance Alcatel's competitive position in the U.S. and financial performance over time; (h) the strength of DSC in an industry segment, which, together with Alcatel technology, will afford growth opportunities to Alcatel; (i) the complementary nature and degree of compatibility of the businesses of Alcatel and DSC; (j) the potential for operational and financial synergies as a result of the integration of the resources of Alcatel and DSC; and (k) that the addition of DSC's retail customer relationships in new geographic regions and markets should improve Alcatel's ability to pursue the retail market and strategic acquisitions and to form partnerships and communications alliances with enhanced operating and purchasing efficiencies. The foregoing discussion of factors is not intended to be exhaustive. In light of the wide variety of factors considered by the Alcatel Board, the Alcatel Board did not find it practical to and did not quantify or otherwise assign any relative weight to the specific factors under its consideration. The Merger is not subject to the approval of the stockholders of Alcatel.

FORM OF THE MERGER; CONSIDERATION

    In the Merger, Newco, a newly organized and wholly owned subsidiary of Alcatel, will be merged with and into DSC, with DSC continuing as the Surviving Corporation. Each share of Common Stock outstanding immediately prior to the Effective Time shall be converted into 0.815 of an ADS; provided, however, that each DSC stockholder entitled to receive a fractional share of an ADS shall receive cash in lieu of such fractional interest. See "--Fractional Shares." Outstanding options to purchase shares of Common Stock issued under DSC stock option plans will generally be cancelled by DSC for cash in the case of optionees who have agreed to such cancellation, or in the case of certain optionees who have not agreed to such cancellation, may become options to purchase ADSs. In addition, in connection with the Merger, outstanding Convertible Notes currently convertible into Common Stock will become convertible into ADSs.

EFFECTIVE TIME

    The Merger will become effective upon the filing of a certificate of merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware or such other date as is specified in such Certificate of Merger in accordance with the DGCL. Subject to certain limitations, the Merger Agreement may be terminated by either party if, among other reasons, the Merger has not been consummated on or before March 31, 1999. See "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Conditions to the Consummation of the Merger" and "--Termination and Fees."

CONVERSION OF SHARES

    At the Effective Time, each outstanding share of Common Stock will be converted into the right to receive 0.815 of an ADS. As soon as practicable following the Effective Time, The Bank of New York (the "Exchange Agent") will send a letter of transmittal to each holder of Common Stock which will contain instructions with respect to the surrender of a certificate or certificates representing shares of Common Stock to be exchanged for a certificate or certificates of ADRs representing whole ADSs, or the amount of cash in lieu of any fractional interest in a share of Common Stock for which the shares represented by the certificates so surrendered are exchangeable pursuant to the Merger Agreement.

    The Exchange Agent will accept such certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. After the Effective Time, there will be no further transfer on the records of DSC or its transfer agent of certificates representing shares of Common Stock which have been converted, in whole or in part, pursuant to the Merger Agreement into ADSs, and if such certificates are presented to DSC for transfer, they will be canceled against delivery of ADSs. Until surrendered as contemplated by the Merger Agreement, each certificate representing shares of Common Stock will be deemed at any time after the Effective Time to represent only the right to receive upon such surrender ADSs. No interest will be paid or will accrue on any cash payable in lieu of any fractional ADSs.

    No dividends or other distributions with respect to the Alcatel Shares with a record date after the Effective Time will be paid to the holder of any unsurrendered certificate representing shares of Common Stock with respect to the ADSs represented thereby, and no cash payment in lieu of a fractional share shall be paid to any such holder pursuant to the Merger Agreement until the surrender of such certificate in accordance with the Merger Agreement. Subject to the effect of applicable laws, following surrender of any such certificate, there shall be paid to the holder of the certificate representing ADSs issued in connection therewith, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional ADS to which such holder is entitled pursuant to the Merger Agreement and the proportionate amount of dividends or other distributions, if any, with a record date after the Effective Time theretofore paid with respect to ADSs, and (ii) at the appropriate payment date, the proportionate amount of dividends or other distributions, if any, with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such ADSs.

EMPLOYEE STOCK OPTIONS AND EMPLOYEE BENEFIT MATTERS

    The Merger Agreement provides that DSC will use its reasonable best efforts to cause each option (other than options granted under DSC's 1990 Employee Stock Purchase Plan and DSC's International Employee Stock Purchase Plan, described below) granted to an employee, consultant or director of DSC or any of its subsidiaries to acquire shares of Common Stock, which is outstanding immediately prior to the Effective Time (each, an "Option"), to be cancelled immediately prior to the Effective Time. As of July 23, 1998, holders of approximately 37% of the outstanding Options (including the Chief Executive Officer and the four other most highly compensated executive officers (the "Named Executive Officers")), have consented to such cancellation. Immediately upon such cancellation, each holder of an Option so cancelled, in exchange for the cancellation thereof, will receive from DSC an amount in cash equal to the product of (1) the number of shares of Common Stock subject to such Option and
(2) the excess, if any, of the fair market value of an ADS multiplied by the Exchange Ratio over the per share exercise price of such Option. "Fair market value" shall mean the closing price of the ADSs on the NYSE on the business day immediately preceding the Effective Time.

    Each Option which is not cancelled as described above (other than any Options granted under the 1990 Stock Option and Cash Payment Plan or the Special Celcore Incentive Plan, which Options shall terminate at the Effective Time) shall become and represent an option to purchase a number of ADSs (a "Substitute Option"), determined by multiplying (i) the number of shares of Common Stock subject to such Option immediately prior to the Effective Time by (ii) the Exchange Ratio, at an exercise price per ADS (increased to the nearest whole cent) equal to the exercise price per share of Common Stock immediately prior to the Effective Time divided by the Exchange Ratio; provided, however, that in the case of an Option to which Section 421 of the Code applies by reason of its qualification as an incentive stock option under Section 422 of the Code, the conversion formula will be adjusted if necessary to comply with Section 424(a) of the Code. After the Effective Time, each Substitute Option shall be exercisable upon the same terms and conditions as were applicable to the related Option prior to the Effective Time subject to accelerated vesting if and to the extent provided in the applicable plans.

    Pursuant to the Merger Agreement, DSC's 1990 Employee Stock Purchase Plan and DSC's International Employee Stock Purchase Plan (the "ESPPs") shall be terminated as of July 31, 1998.

    The Merger Agreement provides that for a period of one year following the Effective Time, Alcatel will cause the Surviving Corporation and its subsidiaries to provide DSC's employees who are actively employed as of the Effective Time with employee benefit plans and arrangements that are, in the aggregate, substantially similar to those provided by DSC immediately prior to the Effective Time other than stock option or other equity-based plans and other than employment, severance or similar plans and agreements.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

    Certain members of DSC's management and the DSC Board may be deemed to have certain interests in the Merger that are different from, or in addition to, the interests of DSC stockholders generally. The DSC Board was aware of these interests of management and the DSC Board considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. These interests are summarized below.

    DIRECTORS' AND OFFICERS' INSURANCE; LIMITATION OF LIABILITY OF DSC DIRECTORS AND OFFICERS. The Merger Agreement provides that Alcatel will or will cause the Surviving Corporation (the "Indemnifying Parties") after the Effective Date, to indemnify, defend and hold harmless, as and to the fullest extent permitted by law, each present and former director or officer of DSC and its subsidiaries (each an "Indemnified Party") against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys' fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law upon receipt of an undertaking from such Indemnified Party to repay such advanced expenses if it is finally and unappealably determined that such Indemnified Party was not entitled to such indemnification), judgments, fines and amounts paid in settlement in connection with any such claim, action, suit, proceeding or investigation arising in whole or in part out of (i) his or her actions as such a director or officer or (ii) the Merger Agreement or the transactions contemplated thereby. In the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Date), the Indemnified Parties may retain counsel reasonably satisfactory to the Indemnifying Parties. The charter of DSC also provides for the indemnification of DSC directors and officers to the fullest extent permitted by law. The Merger Agreement requires Alcatel to keep in effect and guarantee performance of all indemnification provisions contained in the charter, bylaws and the Director and Officer Indemnification Agreements and related Trust Agreement of DSC and its subsidiaries.

    The Merger Agreement provides that Alcatel will, or will cause the Surviving Corporation to, to the extent such insurance is available, cause the persons serving as officers and directors of DSC immediately prior to the Effective Time to be covered for a period of six years from the Effective Time by the directors' and officers' liability insurance policy maintained by DSC (provided that Alcatel or the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are not less advantageous to such directors and officers of DSC than the terms and conditions of such existing policy) with respect to acts or omissions occurring prior to the Effective Time which were committed by such officers and directors in their capacity as such; provided, however, that the Surviving Corporation will not be obligated to make annual premium payments for such insurance paid in excess of 200% of the current annual premiums paid by DSC for such insurance.

    EMPLOYEE BENEFIT PLANS. The approval of the Merger Agreement by DSC stockholders or the consummation of the Merger will constitute a change in control of DSC for purposes of certain DSC benefit and Stock Option plans. Accordingly, provisions of certain DSC benefit and stock option plans will cause the acceleration of vesting and/or payment or potential payment of certain equity-based and cash-based incentives and supplemental retirement benefits.

    SEVERANCE AGREEMENTS. DSC has in effect Severance Compensation Agreements ("Severance Agreements") with 12 executive officers, including the Named Executive Officers. An executive becomes entitled to severance benefits as described below if, within two years following a change in control (for the purpose of the Severance Agreements, stockholder approval of the Merger will constitute a change in control), the executive's employment is terminated by DSC (other than by reason of death, disability, retirement or termination by DSC for cause, as defined in the Severance Agreements) or by the executive for Good Reason. Under the Severance Agreements, "Good Reason" means circumstances which generally include (a) significant diminution of duties; (b) reduction in compensation or benefits; (c) forced relocation; (d) DSC or its successor no longer is required to have its Common Stock registered pursuant to Section 12(b) or 12(g) of the Exchange Act; and (e) the failure by DSC or its successor to enter into an agreement with the executive that is substantially similar to the Severance Agreement with respect to a change in control of DSC or its successor occurring thereafter. Under each Severance Agreement, upon a termination as described above, the terminated executive would receive a cash severance payment of (a) an amount equal to the higher of (x) three times the executive's average annual compensation for the most recent five taxable years or (y) three times the executive's annual rate of base salary at the higher of the annual rate in effect (i) immediately prior to the date of termination or (ii) on the date six months prior to the date of termination; (b) a pro rata annual incentive award (calculated by reference to the greater of the executive's most recent bonus or the average of the executive's most recent three bonuses); (c) payment of a "deferred vested benefit" under DSC's Supplemental Executive Retirement Plan (described below), calculated as if the executive had accumulated three additional years of service and earnings under such plan; (d) a "gross-up" payment to reimburse the executive for income and employment taxes payable on the amounts payable to the executive under (c) above; and (e) a "gross-up" payment to reimburse the executive for excise taxes on "excess parachute payments." The Severance Agreements also provide for the continuation for up to two years of health care and life insurance and certain other benefits (or, if such continuation is precluded by the terms of the applicable plans, an after-tax economic equivalent of such benefits). Upon a change of control, DSC will also immediately fully vest all unvested awards, units and benefits which have been awarded or allocated to the executive under DSC's incentive compensation plans.

    The Merger will result in an executive being entitled to terminate for Good Reason because DSC will no longer be required to have its Common Stock registered pursuant to Section 12(b) or 12(g) of the Exchange Act. If the employment of any executive is terminated under circumstances entitling him to severance benefits under a Severance Agreement, such officer will be entitled to the following approximate amounts (which amounts are estimated based on a date of termination on or after the date of the Special Meeting, and certain actuarial, compensation and other assumptions, and which amounts do not include the after-tax economic equivalent, if any, of health care and life insurance and certain other benefits discussed in the preceding paragraph and estimates for possible tax gross-up payments which may be payable to the executive and are otherwise subject to change, which could materially increase the amounts payable): Mr. Montry, $13,635,000; Mr. Basham, $4,488,000; Mr. Adams,
$4,330,000; Mr. Pisterzi $1,533,000; and all executive officers as a group (7 persons in total) $31,420,000.

    SEVERANCE PLAN. In addition, DSC has in effect the Executive Severance Compensation Plan (the "Severance Plan") which covers 51 DSC executives. An executive becomes entitled to the severance benefits described below if within two years following a change in control (for purposes of the Severance Plan, stockholder approval of the Merger will constitute a change in control), the executive's employment is terminated either by DSC (other than as result of death, disability, retirement or termination by DSC for cause (as defined in the Severance Plan)) or by the executive for Good Reason (which includes demotion, reduction in base salary or benefits or forced relocation). Under the Severance Plan, upon a termination described above, the terminated participant is entitled to receive: (a) a lump sum payment equal to the sum of (i) annual base salary and (ii) the most recent annual incentive award; (b) payment of a "deferred vested benefit" under DSC's Supplemental Executive Retirement Plan; (c) full vesting under DSC's Savings and Retirement Plan, plus one year of employer retirement and matching contributions; (d) one year of employer-paid health coverage; (e) pro rata bonus for the year of termination; (f) outplacement benefits of up to $15,000; and (g) a lump sum payment equal to the after-tax economic equivalent of the cost of the life insurance benefit provided under the group plan in which the participant participated immediately prior to the participant's termination of employment. Upon a change in control, DSC will also immediately and fully vest all unvested awards of securities of DSC, accelerate, vest and make immediately exercisable all installments of options to acquire DSC securities, and waive all resale or other restrictions applicable to securities underlying options or awards, in each case, which are held by the participant.

    DONALD AGREEMENT. DSC has in effect an employment agreement with James L. Donald (the "Donald Agreement"), pursuant to which, if within two years following a change in control (stockholder approval of the Merger will constitute a change in control for purposes of the Donald Agreement), Mr. Donald's employment is terminated by DSC without cause or there is a "Constructive Termination Without Cause," Mr. Donald will receive a severance benefit. A "Constructive Termination Without Cause" generally includes (a) reduction in salary or benefits; (b) diminution in duties; (c) certain relocations; and (d) unreasonable interference, in the good-faith judgment of Mr. Donald, by the DSC Board or a substantial stockholder of DSC, in Mr. Donald's carrying out his duties and responsibilities under the Donald Agreement. The severance benefit under the Donald Agreement includes (a) a lump sum cash payment equal to the sum of (i) his base salary ($1,000,000) for the remainder of his term of employment (6 1/2 years) and (ii) annual bonus for the remainder of the term of employment (based on the average of the three highest annual incentive awards awarded during the last ten years); (b) lifetime medical coverage for Mr. Donald and his spouse, and coverage until age 23 for his children; and (c) benefit plan continuation until the earlier of (1) the expiration of his term of employment or (2) the date upon which Mr. Donald obtains equivalent coverage from a subsequent employer (or, if such continuation is precluded by the terms of the applicable plans, an after-tax economic equivalent of such benefits). Mr. Donald will receive a "gross-up payment" in order to reimburse him for excise taxes on excess parachute payments imposed on any amounts or benefits received from DSC (whether under the Donald Agreement or otherwise). If Mr. Donald's employment terminates under circumstances entitling him to severance benefits under the Donald Agreement, he would be entitled to approximately $15,697,000 (which amount is estimated based on a date of termination which is on or near the date of the Special Meeting, and certain actuarial, compensation and other assumptions, and which amount does not include the after-tax economic equivalent, if any, of health care and life insurance and certain other benefits discussed in the preceding paragraph and estimates for possible tax gross-up payments which may be payable to Mr. Donald and is otherwise subject to change, which could materially increase the amount payable).

    EQUITY INCENTIVE AWARDS. With respect to all of the DSC equity incentive plans, in accordance with the terms of such plans, all restrictions and conditions applicable to awards of restricted stock, stock options or other awards granted under such plans will be deemed to have been satisfied as of the date of the Merger and all such awards shall become fully vested and, if applicable, exercisable, as of such date. Based upon awards outstanding as of July 23, 1998, the vesting of 157,753 restricted shares of Common Stock, valued at $35.25, based upon the per share closing price on July 23, 1998 of an ADS multiplied by the Exchange Ratio, and held by directors and executive officers of DSC, would be accelerated upon the Merger. Each of the directors and executive officers of DSC listed below holds restricted stock awards which will become vested as a result of the Merger with respect to the following number of shares of Common Stock and corresponding aggregate values:

                                                                                    RESTRICTED       AGGREGATE
DIRECTORS AND NAMED EXECUTIVE OFFICERS                                                 STOCK           VALUE
--------------------------------------------------------------------------------  ---------------  --------------
James L. Donald
  Chairman of the Board,
  President and
  Chief Executive Officer.......................................................          84,390    $  2,974,748
Gerald F. Montry
  Senior Vice President and
  Chief Financial Officer.......................................................           9,345         329,411
Wylie D. Basham
  Senior Vice President.........................................................          26,825         945,581
Allen R. Adams
  Senior Vice President.........................................................           6,125         215,906
Michael J. Pisterzi
  Vice President................................................................          15,556         548,349
All executive officers as a group (8 persons)...................................         150,253       5,296,418
All directors and executive officers as a group (13 persons)....................         157,753    $  5,560,793

    Based upon awards outstanding as of July 23, 1998, the vesting of options relating to 2,580,360 shares of Common Stock, valued at $35.25, based upon the per share closing price on July 23, 1998 of an ADS multiplied by the Exchange Ratio, less the exercise price of the options, and held by directors and executive officers of DSC, would be accelerated upon the Merger. Each of the directors and executive officers of DSC listed below holds stock options which will become vested as a result of the Merger with respect to the following number of shares of Common Stock and corresponding values:

DIRECTORS AND NAMED EXECUTIVE OFFICERS                                                 OPTIONS          VALUE
-----------------------------------------------------------------------------------  ------------  ---------------
James L. Donald
  Chairman of the Board,
  President and
  Chief Executive Officer..........................................................     2,000,000  $     3,000,000
Gerald F. Montry
  Senior Vice President and
  Chief Financial Officer..........................................................        91,668        1,439,179
Wylie D. Basham
  Senior Vice President............................................................       136,000        1,911,500
Allen R. Adams
  Senior Vice President............................................................        58,334          895,836
Michael J. Pisterzi
  Vice President...................................................................       136,534        2,106,265
All executive officers as a group (8 persons)......................................     2,562,860       11,489,628
All directors and executive officers as a group (13 persons).......................     2,580,360  $    11,791,503

    CERTAIN CASH-BASED INCENTIVE PLANS. DSC has in effect the 1994 Long-Term Incentive Compensation Plan (the "LTIP") for senior executives and others providing for cash and stock incentive payments upon the achievement of business performance objectives expressed in terms of DSC's earnings per share. The LTIP provides that upon a change in control awards under the LTIP become fully vested. Stockholder approval of the Merger constitutes a change of control for purposes of the LTIP. The amount of the awards which will become vested as a result of the Merger under the LTIP are as follows: Mr. Donald, $378,600; Mr. Montry, $54,000 and Mr. Adams, $40,800. Under the terms of Section 11.1 of the LTIP and assuming the employment of a participant in the LTIP is terminated under certain circumstances (including termination by DSC without cause and retirement on or after age 65), the awards shall continue for a period of 14 months from the date of the employee's termination.

    SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN. DSC has in effect a Supplemental Executive Retirement Plan ("SERP") which provides for supplemental retirement income benefits for certain eligible employees in consideration for such employees' agreement to be bound by certain non-competition and non-solicitation provisions. In addition, the SERP provides that, if a participant's employment is terminated by DSC for any reason other than "just cause" (as defined in the SERP), death, disability or retirement, or if a participant terminates his employment for "good reason" (as defined in the SERP), within 24 months after a change in control (the Merger would constitute a change in control under the SERP), the participant will be entitled to receive the lump sum actuarial equivalent of his accrued benefit under the SERP. Potential amounts payable to executive officers under the SERP upon a change of control are included in the severance benefits under "--Severance Agreements" above. The participant will receive a "gross-up" payment to reimburse him for excise taxes on excess parachute payments imposed on any amounts received under the SERP. DSC also has in effect a rabbi trust providing for the funding of a portion of the potential amounts payable under the SERP within 30 days of a change in control.

    EXECUTIVE INCOME CONTINUATION PLAN. DSC has in effect the Executive Income Continuation Plan which provides payments (the "Accrued Benefit") to Mr. Donald in the event of the termination of his employment, and to his surviving spouse in the event of his death. The Accrued Benefit is paid in the form of monthly installments for the life of Mr. Donald or, at Mr. Donald's election, as a ten-year certain and life annuity. The Accrued Benefit is an annual benefit equal to (a) 3% of the average compensation received by Mr. Donald for his three most highly compensated years (up to a maximum of $3,000,000) multiplied by Mr. Donald's years of service, minus any amount payable under a qualified defined benefit plan. Mr. Donald's Accrued Benefit under the Executive Income Continuation Plan as of August 31 , 1998 will be approximately $1,170,000. The trust underlying the Executive Income Continuation Plan (the "Executive Income Continuation Trust") provides that upon any change in control (as defined in the Donald Agreement), DSC will contribute to the Executive Income Continuation Trust an amount necessary to fund fully the present value of the Accrued Benefit.

    CERTAIN LITIGATION. On July 2, 1998, C.L. Grimes, a stockholder of DSC, filed a suit in Delaware Chancery Court, purportedly on behalf of a class of all holders of Common Stock (except directors of DSC), seeking to enjoin payments due to Mr. Donald upon the consummation of the Merger under his employment agreement, the LTIP, and the executive income continuation plan, and the cash value of certain previously granted stock option awards. Grimes contends that the aggregate amount of the prospective payments is excessive, and resulted in Alcatel offering holders of Common Stock less than they would have otherwise received in the Merger. Grimes does not seek to enjoin the Merger itself. Defendants in the suit are DSC, Mr. Donald and all current non-employee directors of DSC. DSC believes Grimes' complaint to be without merit and all defendants intend to file a motion to dismiss Grimes' complaint, and to otherwise vigorously resist Grimes' complaint.

FRACTIONAL SHARES

    No certificates or scrip representing a fraction of an ADS will be issued in connection with the Merger, and such fractional interests will not entitle the owner thereof to vote or to any rights of a stockholder of Alcatel after the Merger. Each holder of shares of Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of an ADS will receive, in lieu thereof, a cash payment (without interest) equal to such holder's proportionate interest in the net proceeds from a sale (on the NYSE) by the Exchange Agent on behalf of the holders of the aggregate of the fraction of ADSs which would otherwise be issued ("Excess ADSs"). Until the net proceeds from the sale of Excess ADSs have been distributed to the holders of Common Stock, the Exchange Agent will hold such proceeds in trust for the benefit of such holders. In connection with the sale of Excess ADSs on the NYSE, Alcatel will pay commissions, transfer taxes and other out-of-pocket transaction costs of the Exchange Agent incurred in connection with the sale of the Excess ADSs.

CONDITIONS TO THE CONSUMMATION OF THE MERGER

    The obligation of DSC and Alcatel to consummate the Merger is subject to various conditions, including, without limitation, obtaining requisite stockholder approval, the termination or expiration of the relevant waiting period under the HSR Act and the absence of any injunction or other legal restraint or prohibition preventing the consummation of the Merger. See "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Conditions to the Consummation of the Merger" and "REGULATORY APPROVALS."

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

    The following discussion is intended only as a description of certain U.S. federal income tax consequences of the Merger and does not purport to be a complete analysis or description of all potential tax effects of the Merger. The discussion only applies to U.S. Holders (as defined below) that hold Common Stock as capital assets within the meaning of Section 1221 of the Code and does not address all potential tax consequences that may be relevant to particular DSC stockholders or to DSC stockholders subject to special treatment under the Code, including, without limitation, foreign persons or entities, insurance companies, financial institutions, dealers in securities, tax-exempt organizations, persons who hold shares of Common Stock as part of a "straddle" or a "conversion transaction" for U.S. federal income tax purposes, and individuals who received shares of Common Stock pursuant to the exercise of employee stock options or otherwise as compensation.

    A "U.S. Holder" means a holder of Common Stock who is (i) an individual citizen or resident of the U.S., (ii) a corporation created or organized in or under the laws of the U.S., any political subdivision thereof, or the District of Columbia or (iii) a partnership, trust or estate treated, for U.S. federal income tax purposes, as a domestic partnership, trust or estate.

    No information is provided herein with respect to the tax consequences, if any, of the Merger under applicable foreign, state, local and other tax laws. The following discussion is based on the provisions of the Code, applicable Treasury Regulations thereunder, Internal Revenue Service rulings, judicial decisions and other administrative pronouncements, all in effect as of the date hereof. There can be no assurance that future legislative, administrative or judicial changes or interpretations will not affect the accuracy of the statements or conclusions set forth herein. Any such future change or interpretation could apply retroactively and could affect the accuracy of the following discussion.

    EACH U.S. HOLDER IS STRONGLY ADVISED TO CONSULT HIS OR HER TAX ADVISORS AS TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER, INCLUDING THE PARTICULAR FACTS AND CIRCUMSTANCES THAT MAY BE UNIQUE TO SUCH U.S. HOLDER, AND AS TO ANY ESTATE, GIFT, STATE, LOCAL OR NON-U.S. TAX CONSEQUENCES, INCLUDING FRENCH TAX CONSEQUENCES, ARISING OUT OF THE MERGER AND THE OWNERSHIP OF THE ADSs.

    CERTAIN CONSEQUENCES OF THE MERGER. U.S. Holders of ADSs received pursuant to the Merger evidenced by ADRs will be treated as owners of the Alcatel Shares underlying such ADSs for purposes of the Code and for purposes of the Convention Between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994 entered into force on December 30, 1995.

    The obligation of DSC to consummate the Merger is conditioned upon the receipt by DSC from Baker & McKenzie of an opinion, in form and substance reasonably satisfactory to DSC, that on the basis of certain facts, representations and assumptions the Merger will constitute a reorganization for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. The obligation of Alcatel to consummate the Merger is conditioned upon the receipt by Alcatel from Skadden, Arps, Slate, Meagher &

Flom LLP of an opinion, in form and substance reasonably satisfactory to Alcatel, that on the basis of certain facts, representations and assumptions the Merger will constitute a reorganization for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code.

    A U.S. Holder who receives ADSs in exchange for Common Stock will not recognize gain or loss upon such exchange (except with respect to cash received in lieu of a fractional interest in an ADS and with respect to certain "5% shareholders" of Alcatel). Accordingly, (i) the aggregate tax basis of the ADSs received by a U.S. Holder will be the same as the aggregate tax basis of the Common Stock surrendered in exchange therefor pursuant to the Merger (adjusted to take account of fractional interests) and (ii) the holding period of the ADSs will include the holding period of the Common Stock surrendered in exchange therefor pursuant to the Merger. A U.S. Holder which is or following the Merger will become a "5% shareholder" of Alcatel within the meaning of applicable Treasury Regulations under Section 367 of the Code (in general, a person that owns, actually or constructively under attribution rules, at least five percent of either total voting power or total value of the stock of Alcatel immediately after the Merger) will, however, only qualify for the treatment described in this paragraph if such U.S. Holder files a "gain recognition agreement" with the Internal Revenue Service.

    A U.S. Holder who receives cash in lieu of a fractional interest in an ADS will be treated as having received such fractional interest pursuant to the Merger and as having sold it for cash. The amount of any capital gain or loss attributable to such sale will be equal to the difference between the cash received with respect to the fractional interest and the ratable portion of the tax basis of the Common Stock surrendered that is allocated to such fractional interest. Under the Internal Revenue Service Restructuring and Reform Act of 1998, in the case of an individual U.S. Holder, any such gain will be subject to U.S. federal income tax at a maximum rate of 20% if such U.S. Holder's holding period in the Common Stock is more than 12 months at the Effective Time.

    The tax opinions are not binding on the Internal Revenue Service or any court and do not preclude the Internal Revenue Service or a court from reaching a contrary conclusion. Moreover, no rulings have been or will be sought from the Internal Revenue Service concerning the tax consequences of the Merger. If the Merger is not treated as a reorganization under Section 368 of the Code, a U.S. Holder would recognize capital gain or loss equal to the difference between the aggregate fair market value of the ADSs received and the aggregate tax basis of the Common Stock surrendered in exchange therefor.

    CERTAIN U.S. INFORMATION REPORTING REQUIREMENTS. Treasury Regulations promulgated pursuant to Section 6038B of the Code require each U.S. Holder of Common Stock who is or will become a "5% shareholder" of Alcatel (in general, a person that owns, actually or constructively under the attribution rules, at least five percent of either the total voting power or total value of the stock of Alcatel immediately after the Merger) to file an IRS Form 926 and attach a statement setting forth certain information concerning the exchange of Common Stock for ADSs pursuant to the Merger, unless such 5% shareholder (i) has properly entered into a gain recognition agreement with the Internal Revenue Service, (ii) is a tax-exempt entity and the income from the Merger is not unrelated business income, or (iii) will report the income from the Merger on its timely-filed U.S. federal income tax return for the taxable year that includes the date of the Merger. The penalty for failing to comply with this requirement is equal to 10% of the fair market value at the time of the Merger of the Common Stock owned by such 5% shareholder (subject to a $100,000 limit, unless the failure is due to intentional disregard).

    CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF HOLDING ADSS. A description of certain U.S. federal income tax consequences of holding ADSs, including the treatment of the payment of dividends by Alcatel with respect to such ADSs, is set forth in the Alcatel Annual Report on Form 20-F for the year ended December 31, 1997. However, the description contained therein should be considered only as a summary and does not purport to be a complete analysis of all potential tax effects of the ownership of the ADSs. Because this summary does not discuss all possible tax implications (such as tax consequences for holders of ADSs who are dealers, or whose functional currency is not the U.S. dollar, or who are otherwise subject to special treatment under U.S. Federal tax law), prospective owners of ADSs are advised to consult their own tax advisors concerning the complete U.S. Federal, state and local tax consequences, as well as the French tax consequences, of their ownership of the ADSs.

    U.S. BACKUP WITHHOLDING AND INFORMATION REPORTING. A holder of ADSs may, under certain circumstances, be subject to certain information reporting requirements and a backup withholding tax at the rate of 31% with respect to dividends paid on the ADSs or the proceeds of sale of the ADSs, unless such holder (i) is a corporation or comes within certain other exempt categories, and when required, demonstrates this fact or (ii) provides a correct taxpayer identification number ("T.I.N."), certifies that such holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A holder of ADSs who does not provide a correct T.I.N. may be subject to penalties imposed by the Internal Revenue Service.

ACCOUNTING TREATMENT

    The Merger will be accounted for using the purchase method of accounting. In general, the purchase method accounts for a business combination as the acquisition of one company by another. Purchase accounting requires that the purchase price and costs of the acquisition be allocated to all of the assets acquired, including in-process research and development, and liabilities assumed, based on their fair value. If the purchase price exceeds the fair value of the purchased company's net assets and the amount allocated to in-process research and development and developed technology, the excess is recorded as goodwill, and the developed technology and goodwill will be amortized over their respective estimated lives. Earnings or losses of the purchased company are included in the buyer's financial statements prospectively from the consummation date of the acquisition. See "ALCATEL AND DSC UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS UNDER U.S. GAAP."

CERTAIN SECURITIES LAWS CONSIDERATIONS

    The ADSs issued in connection with the Merger will have been registered under the Securities Act. Such ADSs will be freely transferable, except that ADSs issued to all former holders of Common Stock (or Options or Convertible Notes, as the case may be) who are deemed to be "affiliates" of DSC at the time of the Special Meeting (as "affiliates" is defined for purposes of Rule 145 under the Securities Act) may not be resold except in transactions permitted by Rule 145 or as otherwise permitted under the Securities Act.

    Pursuant to the Merger Agreement, DSC will deliver to Alcatel a list of names and addresses of those persons who were, in DSC's reasonable judgment, affiliates of DSC. DSC has agreed to provide Alcatel with such information and documents as Alcatel shall reasonably request for purposes of reviewing such list. DSC is obligated under the Merger Agreement to use its reasonable best efforts to cause to be executed at least 30 days prior to the Special Meeting, a letter substantially in the form attached as an exhibit to the Merger Agreement, by each of the affiliates of DSC identified in such list.

STOCK EXCHANGE LISTING

    The ADSs are listed on the NYSE, and the principal trading market for the Alcatel Shares is the Paris Bourse. The Alcatel Shares are also listed on the Amsterdam, Antwerp, Brussels, Frankfurt, Stockholm, Tokyo and Swiss stock exchanges and are quoted on SEAQ International. Alcatel expects that the ADSs to be issued in the Merger or upon exercise of Substitute Options will be approved for listing on the NYSE prior to the Effective Time.

RIGHTS AGREEMENT

    Pursuant to the Merger Agreement, DSC has agreed that, prior to the earlier of (i) the vote of the DSC stockholders at the Special Meeting or (ii) October 31, 1998, DSC will not (a) redeem its rights issued under the Rights Agreement (the "Rights") or amend or terminate the Rights Agreement, or (b) permit the Rights to become non-redeemable at the redemption price currently in effect. Notwithstanding the foregoing, immediately prior to the Effective Time, DSC has agreed to redeem the Rights. DSC has entered into an Amendment to the Rights Agreement which provides that neither the Merger Agreement nor the transactions contemplated thereby will result in a distribution of the Rights provided for thereunder or the occurrence of a Distribution Date (as defined in the Rights Agreement) or a "flip-in" or "flip-over" event (as such events are described in the Rights Agreement).

MERGER AGREEMENT AMENDMENT

    On July 21, 1998, the First Amendment to the Merger Agreement was executed and provides, among other things, that holders of options to purchase shares of Common Stock under DSC stock option plans may cancel such options and receive a cash payment rather than ADSs in consideration for such cancellation. In addition, First Amendment eliminated certain provisions of the Merger Agreement relating to the parties' obligations in seeking pooling-of-interest accounting treatment. The First Amendment to the Merger Agreement is attached hereto as Annex B and incorporated herein by reference.

CONVERTIBLE NOTES

    DSC has outstanding approximately $400,000,000 principal amount of 7% Convertible Notes due August 1, 2004 pursuant to an Indenture between DSC and the Bank of New York, dated as of August 12, 1997 (the "Indenture"). The Convertible Notes are not currently redeemable, and it is anticipated that such notes will remain outstanding following the Effective Time. The Convertible Notes (each of which has a face amount of $1,000) are convertible into shares of Common Stock at a conversion price of $49.725 per share of Common Stock, subject to adjustment under certain circumstances. As of December 31, 1997, DSC had reserved approximately 8,044,000 shares of Common Stock for issuance upon conversion of the Convertible Notes. The Indenture governing the Convertible Notes provides that upon the occurrence of a transaction such as the Merger, the resultant entity will execute a supplemental indenture providing that holders of Convertible Notes can thereafter (as long as the Notes remain convertible) convert their Notes only into the type and amount of consideration receivable upon the Merger by a holder of the number of shares of Common Stock into which such Notes were convertible immediately prior to the Merger.

    Pursuant to the Merger Agreement, DSC, The Bank of New York (as trustee) and Alcatel have agreed to execute a supplemental indenture to the Indenture to provide that, following the Effective Time, holders of Convertible Notes may convert such notes into ADSs on the terms and ratios set forth in the Indenture. It is currently contemplated that some or all of the ADSs to be issued upon conversion of the Convertible Notes would be purchased on the market or in negotiated transactions by the Surviving Corporation.

                                ALCATEL AND DSC
       UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS UNDER U.S. GAAP

    The following Unaudited Pro Forma Combined Income Statement combines Alcatel's and DSC's historical consolidated income statements for the year ended December 31, 1997, giving effect to the Merger as if it had occurred on January 1, 1997. The Unaudited Pro Forma Combined Balance Sheet combines Alcatel's and DSC's historical consolidated balance sheets as of December 31, 1997, giving effect to the Merger as if it had occurred on December 31, 1997. Of the total purchase price, 14.4 billion francs (US$2.4 billion) represented the value of in-process research and development. The excess of the purchase price of DSC (exclusive of the amount allocated to in-process research and development) over the net identifiable assets and liabilities of DSC is reported as developed technology and goodwill (included in Intangibles in the Unaudited Pro Forma Combined Balance Sheet). The carrying values of DSC's net assets are assumed to equal their fair values for purposes of these Unaudited Pro Forma Combined Financial Statements, unless indicated otherwise in the Notes to Unaudited Pro Forma Combined Financial Statements. These values are subject to revision. However, management believes that any resulting adjustments from purchase price allocation (other than the potential adjustments described in Note 6 to the Unaudited Pro Forma Combined Financial Statements) will not have a material effect on Alcatel's financial position or its results of operations.

    The historical financial information of Alcatel has been derived from the audited consolidated financial statements for the year ended December 31, 1997 which are included elsewhere herein and should be read in conjunction with such financial information and the notes thereto. The Unaudited Pro Forma Combined Financial Statements reflect the disposition of GEC Alsthom (See Note 2 to the Unaudited Pro Forma Combined Financial Statements) by Alcatel and the acquisition of DSC and have been prepared applying U.S. GAAP. Alcatel's consolidated financial statements for the year ended December 31, 1997 have been converted from French GAAP to U.S. GAAP and translated into U.S. dollars for purposes of this presentation. French GAAP differs in certain significant respects from U.S. GAAP. A French GAAP to U.S. GAAP reconciliation has been provided for Alcatel on pages 43 to 45 as of and for the year ended December 31, 1997. For further information concerning the differences between French GAAP and U.S. GAAP, see Notes 30 and 31 of the Alcatel "Notes to Consolidated Financial Statements," included elsewhere herein.

    The historical financial information of DSC has been derived from the audited financial statements for the year ended December 31, 1997 which are included elsewhere herein and should be read in conjunction with such financial information and the notes thereto.

    The Unaudited Pro Forma Combined Balance Sheet and Unaudited Pro Forma Combined Income Statement were prepared assuming the consummation of the Merger, which is accounted for under the purchase method of accounting. The unaudited pro forma adjustments are described in the accompanying notes. The unaudited pro forma adjustments represent Alcatel's preliminary determination of the necessary adjustments and are based upon certain assumptions Alcatel considers reasonable under the circumstances. Final amounts may differ from those set forth below.

    The unaudited pro forma financial information presented herein may not be indicative of the results of operations as they would have been if Alcatel and DSC had been a single entity during 1997, nor is it necessarily indicative of the results of operations which may occur in the future. Anticipated efficiencies from the consolidation of Alcatel and DSC are not fully determinable and have been excluded from the amounts included in the pro forma amounts presented herein.

                        ALCATEL ALSTHOM AND SUBSIDIARIES

         UNAUDITED PRO FORMA COMBINED INCOME STATEMENT UNDER U.S. GAAP

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                          ALCATEL
                                       ----------------------------------------------                             PRO FORMA
                                                  PRO FORMA ADJUSTMENTS                                          ADJUSTMENTS
                                                  ----------------------                                       ---------------
                                                      DISPOSITION OF                            DSC            ACQUISITION OF
                                                       GEC ALSTHOM         PRO FORMA   ----------------------        DSC
                                         (FF)              (FF)              (FF)         (USD)       (FF)          (FF)
                                       ---------  ----------------------  -----------  -----------  ---------  ---------------
Revenue..............................    185,868           (54,312)          131,556        1,575       9,214
Cost of revenue......................    140,804           (42,544)           98,260          913       5,341
                                       ---------           -------        -----------       -----   ---------         -----
  Gross profit.......................     45,064           (11,768)           33,296          662       3,873        --
                                       ---------           -------        -----------       -----   ---------         -----
Operating costs and expenses:
  Research and product development...     11,642            (1,761)            9,881          252       1,474
  Selling, general and
    administrative...................     26,023            (8,460)           17,563          232       1,357
  In-process research and
    development......................     --                --                --              135         790
  Restructuring costs................      1,694              (803)              891       --          --
  Asset write-down...................     --                --                --               22         129
  Other operating costs..............      1,404            --                 1,404           11          64           579(e)
                                       ---------           -------        -----------       -----   ---------         -----
    Total operating costs and
      expenses.......................     40,763           (11,024)           29,739          652       3,814           579
                                       ---------           -------        -----------       -----   ---------         -----
  Operating income...................      4,301              (744)            3,557           10          59          (579)
Interest income......................      5,585              (918)            4,667           27         158
Interest expense.....................     (6,839)              285            (6,554)         (34)       (199)
Gain on sale of stock in
  subsidiaries.......................      2,176            --                 2,176       --          --
Other income (expense), net..........       (191)              (11)             (202)         159         930
                                       ---------           -------        -----------       -----   ---------         -----
  Income before income taxes.........      5,032            (1,388)            3,644          162         948          (579)
Share in net income of equity
  affiliates.........................        569               290               859       --          --
Provision for income taxes...........     (2,529)            1,025            (1,504)        (113)       (661)           89(e)
Minority interests...................       (148)               37              (111)      --          --
                                       ---------           -------        -----------       -----   ---------         -----
  Net income.........................      2,924               (36)            2,888           49         287          (490)
                                       ---------           -------        -----------       -----   ---------         -----
                                       ---------           -------        -----------       -----   ---------         -----
Basic income per share...............      18.63                               18.20
                                       ---------                          -----------
                                       ---------                          -----------
Diluted income per share.............      18.42                               17.97
                                       ---------                          -----------
                                       ---------                          -----------
Average shares used in per share
  computation:
  Basic..............................        157                                 157
  Diluted............................        159                                 159


                                               COMBINED
                                       ------------------------
                                        PRO FORMA    PRO FORMA
                                          (FF)         (USD)
                                       -----------  -----------
Revenue..............................     140,770       23,388
Cost of revenue......................     103,601       17,212
                                       -----------  -----------
  Gross profit.......................      37,169        6,176
                                       -----------  -----------
Operating costs and expenses:
  Research and product development...      11,355        1,887
  Selling, general and
    administrative...................      18,920        3,143
  In-process research and
    development......................         790          131
  Restructuring costs................         891          148
  Asset write-down...................         129           21
  Other operating costs..............       2,047          340
                                       -----------  -----------
    Total operating costs and
      expenses.......................      34,132        5,670
                                       -----------  -----------
  Operating income...................       3,037          506
Interest income......................       4,825          802
Interest expense.....................      (6,753)      (1,122)
Gain on sale of stock in
  subsidiaries.......................       2,176          362
Other income (expense), net..........         728          121
                                       -----------  -----------
  Income before income taxes.........       4,013          669
Share in net income of equity
  affiliates.........................         859          143
Provision for income taxes...........      (2,076)        (345)
Minority interests...................        (111)         (18)
                                       -----------  -----------
  Net income.........................       2,685          449
                                       -----------  -----------
                                       -----------  -----------
Basic income per share...............       15.26         2.55
                                       -----------  -----------
                                       -----------  -----------
Diluted income per share.............       15.13         2.57
                                       -----------  -----------
                                       -----------  -----------
Average shares used in per share
  computation:
  Basic..............................         176          176
  Diluted............................         178          178

See the accompanying Notes to Unaudited Pro Forma Combined Financial Statements.

                        ALCATEL ALSTHOM AND SUBSIDIARIES
           UNAUDITED PRO FORMA COMBINED BALANCE SHEET UNDER U.S. GAAP
                            AS OF DECEMBER 31, 1997
                                 (IN MILLIONS)

                                                        ALCATEL                                              PRO FORMA
                                     ----------------------------------------------                         ADJUSTMENTS
                                                PRO FORMA ADJUSTMENTS                                      -------------
                                                ----------------------                                      ACQUISITION
                                                    DISPOSITION OF                           DSC                OF
                                                     GEC ALSTHOM         PRO FORMA   --------------------       DSC
                                       (FF)              (FF)              (FF)        (USD)      (FF)         (FF)
                                     ---------  ----------------------  -----------  ---------  ---------  -------------
Assets
Current Assets
  Cash and cash equivalents........     18,593            20,911            39,504         277      1,667       (1,047)(a)
                                                                                                                (1,631)(d)
  Marketable securities............      9,481            (3,150)            6,331         341      2,052       --
  Receivables......................     76,465           (32,719)           43,746         436      2,624       --
  Inventories......................     43,627           (20,805)           22,822         374      2,251       --
  Other current assets.............     23,531            (8,442)           15,089         167      1,005          (12)(f)
                                     ---------           -------        -----------  ---------  ---------  -------------
    Total current assets...........    171,697           (44,205)          127,492       1,595      9,599       (2,690)
                                     ---------           -------        -----------  ---------  ---------  -------------
Property and Equipment, Net........     27,898            (6,648)           21,250         444      2,672       --
Intangibles, Including Goodwill....     36,807            (3,368)           33,439         178      1,071        6,055(b)
Other Noncurrent Assets............     30,157              (841)           29,316         223      1,342          (90)(f)
                                     ---------           -------        -----------  ---------  ---------  -------------
    Total assets...................    266,559           (55,062)          211,497       2,440     14,684        3,275
                                     ---------           -------        -----------  ---------  ---------  -------------
                                     ---------           -------        -----------  ---------  ---------  -------------
Liabilities and Shareholders'
  Equity
Current Liabilities
  Short-term debt..................     11,952             7,040            18,992      --         --           --
  Accounts payable.................     29,327           (11,064)           18,263         110        662       --
  Accrued liabilities..............    117,857           (60,763)           57,094         330      1,986          265(c)
                                                                                                                   728(f)
  Current portion of long-term
    debt...........................      5,853            --                 5,853          33        199         (193)(d)
                                     ---------           -------        -----------  ---------  ---------  -------------
    Total current liabilities......    164,989           (64,787)          100,202         473      2,847          800
                                     ---------           -------        -----------  ---------  ---------  -------------
Long-term Debt, net of current
  portion..........................     22,084              (262)           21,822         629      3,786       (1,378)(d)
Other Noncurrent Liabilities.......     24,073            (4,360)           19,713         122        734          457(f)
Commitments and Contingencies
Shareholders' Equity
  Capital stock....................      6,527            --                 6,527           1          6          776(a)
  Additional capital...............     44,582            --                44,582         756      4,550       19,827(a)
  Accumulated translation
    adjustment.....................     (6,179)              162            (6,017)          3         18          (18)(a)
  Retained earnings................     13,472            14,185            27,657         499      3,002      (17,448)(a)
                                     ---------           -------        -----------  ---------  ---------  -------------
                                        58,402            14,347            72,749       1,259      7,576        3,137
  Treasury stock, at cost..........     (2,989)           --                (2,989)        (43)      (259)         259
                                     ---------           -------        -----------  ---------  ---------  -------------
    Total shareholders' equity.....     55,413            14,347            69,760       1,216      7,317        3,396
                                     ---------           -------        -----------  ---------  ---------  -------------
    Total liabilities and
      shareholders' equity.........    266,559           (55,062)          211,497       2,440     14,684        3,275
                                     ---------           -------        -----------  ---------  ---------  -------------
                                     ---------           -------        -----------  ---------  ---------  -------------


                                             COMBINED
                                     ------------------------
                                      PRO FORMA    PRO FORMA
                                        (FF)         (USD)
                                     -----------  -----------
Assets
Current Assets
  Cash and cash equivalents........      38,493        6,395

  Marketable securities............       8,383        1,393
  Receivables......................      46,370        7,704
  Inventories......................      25,073        4,166
  Other current assets.............      16,082        2,672
                                     -----------  -----------
    Total current assets...........     134,401       22,330
                                     -----------  -----------
Property and Equipment, Net........      23,922        3,974
Intangibles, Including Goodwill....      40,565        6,739
Other Noncurrent Assets............      30,568        5,079
                                     -----------  -----------
    Total assets...................     229,456       38,122
                                     -----------  -----------
                                     -----------  -----------
Liabilities and Shareholders'
  Equity
Current Liabilities
  Short-term debt..................      18,992        3,155
  Accounts payable.................      18,925        3,144
  Accrued liabilities..............      60,073        9,982

  Current portion of long-term
    debt...........................       5,859          973
                                     -----------  -----------
    Total current liabilities......     103,849       17,254
                                     -----------  -----------
Long-term Debt, net of current
  portion..........................      24,230        4,026
Other Noncurrent Liabilities.......      20,904        3,473
Commitments and Contingencies
Shareholders' Equity
  Capital stock....................       7,309        1,214
  Additional capital...............      68,959       11,457
  Accumulated translation
    adjustment.....................      (6,017)      (1,000)
  Retained earnings................      13,211        2,195
                                     -----------  -----------
                                         83,462       13,866
  Treasury stock, at cost..........      (2,989)        (497)
                                     -----------  -----------
    Total shareholders' equity.....      80,473       13,369
                                     -----------  -----------
    Total liabilities and
      shareholders' equity.........     229,456       38,122
                                     -----------  -----------
                                     -----------  -----------

      See the accompanying Notes to Unaudited Pro Forma Combined Financial Statements.

                     NOTES TO UNAUDITED PRO FORMA COMBINED
            FINANCIAL STATEMENTS OF ALCATEL AND DSC UNDER U.S. GAAP

NOTE 1. BASIS OF PRESENTATION

    The Unaudited Pro Forma Combined Income Statement for the year ended December 31, 1997 and the Unaudited Pro Forma Combined Balance Sheet at December 31, 1997 of Alcatel and DSC have been prepared under U.S. GAAP based upon the purchase method of accounting. The DSC Balance Sheet was translated from U.S. dollars to French francs at the year end exchange rate of 6.019. The DSC Income Statement was translated from U.S. dollars to French francs at the average exchange rate for 1997 of 5.85. The exchange rate used to translate the combined unaudited pro forma amounts from French francs to U.S. dollars was 6.019 and has been made solely for the convenience of the reader. Certain DSC historical financial statement amounts have been reclassified for pro forma presentation.

NOTE 2. PRO FORMA ADJUSTMENTS--DISPOSITION OF GEC ALSTHOM

    On June 22, 1998, Alcatel and GEC of the United Kingdom sold a portion of their interest in GEC Alsthom in a global initial public offering of shares. The transaction reduced Alcatel's former 50% interest to approximately 24%. Adjustments to reflect the elimination of all assets and liabilities of GEC Alsthom, which are replaced with a 24% equity investment in GEC Alsthom, have been made to the Unaudited Pro Forma Combined Balance Sheet. A 14.2 billion francs (US$2.4 billion) gain on the disposition of the interest in GEC Alsthom, has been reflected in equity but not in the Unaudited Pro Forma Combined Income Statement. Adjustments to reflect the elimination of all revenues and expenses of GEC Alsthom, which are replaced with a 24% equity interest in the net income of GEC Alsthom, have been made to the Unaudited Pro Forma Combined Income Statement.

NOTE 3. PURCHASE PRICE OF DSC

    The estimated purchase price of the Merger is approximately 26.5 billion francs (US$4.4 billion), including estimated transaction costs of approximately
0.3 billion francs (US$44 million). The estimated purchase price includes the conversion of all the outstanding Common Stock into approximately 97.3 million ADSs (19.5 million Alcatel Shares) using the Exchange Ratio of 0.815 with an estimated value of 25.2 billion francs (US$4.2 billion) and estimated cash payments related to all unexercised DSC stock options of 1.0 billion francs (US$174 million). Both the value of the shares and the cash payments assume a value of $35 per share of Common Stock.

NOTE 4. PRO FORMA ADJUSTMENTS--ACQUISITION OF DSC

    Adjustments included in the Unaudited Pro Forma Combined Financial Statements are as follows:

    a) Reflects the elimination of Common Stock, additional paid-in-capital, accumulated translation adjustment and retained earnings, the expected issuance of 97.3 million ADSs (19.5 million Alcatel Shares) using the Exchange Ratio of 0.815 and cash payments for all unexercised DSC stock options. Also reflects the write-off of in-process research and development, as discussed in Note 5, which has been excluded from the Unaudited Pro Forma Income Statement as it was considered a non-recurring charge.

    b) Reflects the remaining excess of the purchase price of DSC over its net book value and the elimination of DSC's pre-existing goodwill. See Notes 5 and 6.

    c)  Reflects Alcatel's estimate of transaction costs.

    d) Reflects Alcatel's intention to pay off approximately 1.6 billion francs (US$261 million) of DSC's outstanding debt, including a make-whole provision of approximately 60 million francs (US$10.0 million) as a result of the early retirement of debt, using existing cash balances.

    e) Reflects an increase in net intangible amortization related to the Merger, including the deferred income tax effect related to the amortization of developed technology. See Note 5.

    f) Reflects preliminary fair value adjustments to DSC's assets and liabilities, as well as the liability for deferred taxes and special severance arrangements for certain DSC management personnel.

                     NOTES TO UNAUDITED PRO FORMA COMBINED
      FINANCIAL STATEMENTS OF ALCATEL AND DSC UNDER U.S. GAAP (CONTINUED)

NOTE 4. PRO FORMA ADJUSTMENTS--ACQUISITION OF DSC (CONTINUED)
    The net pro forma impact on interest expense/income of the above cash transactions is immaterial.

NOTE 5. IN-PROCESS RESEARCH AND DEVELOPMENT

    A preliminary estimate of the intangible assets acquired aggregated approximately 21.1 billion francs (US$3.6 billion). Alcatel received a preliminary independent appraisal of the intangible assets which indicated that approximately 14.4 billion francs (US$2.4 billion) of the acquired intangible assets consisted of in-process research and development. Through the acquisition of DSC, Alcatel will add new in-process and existing technology capabilities. The development of the next generation of products will involve certain risks due to the complexity and uncertainty inherent in research and development efforts. As a result, the amount identified as in-process research and development will be expensed as a non-recurring, non-tax deductible charge by Alcatel when the Merger is consummated. Of the remaining intangible assets of
7.1 billion francs (US$1.2 billion), 1.2 billion francs (US$200.0 million) will be assigned to developed technology and 5.9 billion francs (US$1.0 billion) will be assigned to goodwill. The developed technology and goodwill will be amortized on a straight-line basis over five and fifteen years, respectively, in accordance with their respective estimated useful lives. Management believes that the unamortized balance is recoverable through future operating results. These estimates could change as the estimates of the fair value of assets acquired and liabilities assumed are finalized and the appraisal of in-process research and development is completed.

NOTE 6. RESTRUCTURING AND INTEGRATION

    No adjustments have been reflected in the Unaudited Pro Forma Combined Income Statement for the costs or benefits that Alcatel management anticipates will result from the restructuring and integration of DSC's operations with those of Alcatel and its affiliates. In addition, no adjustments have been reflected in the Unaudited Pro Forma Combined Balance Sheet for the costs to restructure and integrate the operations of DSC with those of Alcatel and its affiliates. At this time, Alcatel management has not had sufficient time to complete its plans relative to this restructuring and integration. Alcatel management expects that the complete formulation of its restructuring and integration plan will be completed in September 1998. Alcatel management believes the restructuring and integration plan, when completed, will include the costs and benefits associated with rationalizing duplicate and overlapping personnel, facilities and product lines. The completion of the restructuring and integration plan will impact the final allocation of the purchase price and, to the extent the plan relates to Alcatel's operations, will result in a one time restructuring charge to operations. Alcatel management currently estimates that the restructuring and integration plan could increase the amount of goodwill reflected on the Unaudited Pro Forma Combined Balance Sheet by approximately 2.4 billion francs (US$400 million) to 3.0 billion francs (US$500 million), resulting in additional annual goodwill amortization of approximately 160.7 million francs (US$27 million) to 200.0 million francs (US$33 million). Additionally, the restructuring and integration plan could result in a one time restructuring charge to operations of approximately 0.6 billion francs (US$100 million) to 1.2 billion francs (US$200 million).

NOTE 7. PRO FORMA NET INCOME PER SHARE

    The pro forma combined basic and diluted net income per share is based on the weighted average number of common and dilutive equivalent shares outstanding of Alcatel and for pro forma basic and diluted earnings per share, the average shares include the 97.3 million ADSs (19.5 million Alcatel Shares) expected to be issued to holders of Common Stock in the Merger using the Exchange Ratio of 0.815.

                       FRENCH GAAP/US GAAP RECONCILIATION
                        ALCATEL ALSTHOM AND SUBSIDIARIES
                         CONSOLIDATED INCOME STATEMENT
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                       UNDER
                                                    FRENCH GAAP       A           B           C           D            E
                                                       (FF)         (FF)        (FF)        (FF)        (FF)         (FF)
                                                   -------------  ---------      ---      ---------      ---          ---
Revenue..........................................      185,868       --          --          --          --           --
Cost of revenue..................................      140,303          563      --          --          --           --
                                                                                                                          --
                                                   -------------  ---------         ---   ---------         ---
  Gross profit...................................       45,565         (563)     --          --          --           --
                                                                                                                          --
                                                   -------------  ---------         ---   ---------         ---
Operating costs and expenses:
  Research and product development...............       11,642       --          --          --          --           --
  Selling, general and administrative............       25,923       --          --          --          --           --
  Restructuring costs............................        1,218       --          --          --          --           --
  Other operating costs..........................       --           --          --           1,209         112           83
                                                                                                                          --
                                                   -------------  ---------         ---   ---------         ---
    Total operating costs and expenses...........       38,783       --          --           1,209         112           83
                                                                                                                          --
                                                   -------------  ---------         ---   ---------         ---
  Operating income (loss)........................        6,782         (563)     --          (1,209)       (112)         (83)
Interest income..................................        5,757       --            (113)     --          --           --
Interest expense.................................       (6,825)      --          --          --          --           --
Gain on sale of stock in subsidiaries............        2,193                   --             (18)     --           --
Other income (expense), net......................       (2,313)      --            (238)      2,338      --           --
                                                                                                                          --
                                                   -------------  ---------         ---   ---------         ---
  Income (loss) before income taxes..............        5,594         (563)       (351)      1,111        (112)         (83)
Share in net income of equity affiliates.........          577       --          --          --          --           --
Provision for Income taxes.......................       (1,353)      --          --          --          --           --
Minority interests...............................         (153)      --          --          --          --           --
                                                                                                                          --
                                                   -------------  ---------         ---   ---------         ---
  Net income (loss)..............................        4,665         (563)       (351)      1,111        (112)         (83)
                                                                                                                          --
                                                                                                                          --
                                                   -------------  ---------         ---   ---------         ---
                                                   -------------  ---------         ---   ---------         ---
Basic income (loss) per share....................        29.73
                                                   -------------
                                                   -------------
Diluted income (loss) per share..................        29.13
                                                   -------------
                                                   -------------
Average shares used in per share computation:
  Basic..........................................          157
  Diluted........................................          171

                                                                                                          OTHER          UNDER

                                                        F            G            H           I        ADJUSTMENT       US GAAP

                                                      (FF)         (FF)         (FF)        (FF)          (FF)           (FF)

                                                       ---          ---          ---      ---------  ---------------  -----------

Revenue..........................................      --           --           --          --            --            185,868

Cost of revenue..................................      --           --           --          --               (62)       140,804

                                                           --                        --
                                                                       ---                ---------           ---     -----------

  Gross profit...................................      --           --           --          --                62         45,064

                                                           --                        --
                                                                       ---                ---------           ---     -----------

Operating costs and expenses:
  Research and product development...............      --           --           --          --            --             11,642

  Selling, general and administrative............      --           --           --          --               100         26,023

  Restructuring costs............................      --              476       --          --            --              1,694

  Other operating costs..........................      --           --           --          --            --              1,404

                                                           --                        --
                                                                       ---                ---------           ---     -----------

    Total operating costs and expenses...........      --              476       --          --               100         40,763

                                                           --                        --
                                                                       ---                ---------           ---     -----------

  Operating income (loss)........................      --             (476)      --          --               (38)         4,301

Interest income..................................           1       --           --          --               (60)         5,585

Interest expense.................................      --           --           --          --               (14)        (6,839)

Gain on sale of stock in subsidiaries............      --           --           --          --                 1          2,176

Other income (expense), net......................           1            4            9           4             4           (191)

                                                           --                        --
                                                                       ---                ---------           ---     -----------

  Income (loss) before income taxes..............           2         (472)           9           4          (107)         5,032

Share in net income of equity affiliates.........      --           --           --          --                (8)           569

Provision for Income taxes.......................         (13)      --           --          (1,158)           (5)        (2,529)

Minority interests...............................      --           --           --               3             2           (148)

                                                           --                        --
                                                                       ---                ---------           ---     -----------

  Net income (loss)..............................         (11)        (472)           9      (1,151)         (118)         2,924

                                                           --                        --
                                                           --                        --
                                                                       ---                ---------           ---     -----------

                                                                       ---                ---------           ---     -----------

Basic income (loss) per share....................                                                                          18.63

                                                                                                                      -----------

                                                                                                                      -----------

Diluted income (loss) per share..................                                                                          18.42

                                                                                                                      -----------

                                                                                                                      -----------

Average shares used in per share computation:
  Basic..........................................                                                                            157

  Diluted........................................                                                                            159


                      FRENCH GAAP/U.S. GAAP RECONCILIATION
                        ALCATEL ALSTHOM AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                            AS OF DECEMBER 31, 1997
                                 (IN MILLIONS)

                                                          UNDER
                                                         FRENCH
                                                          GAAP           B          C          D          E          F
                                                          (FF)         (FF)       (FF)       (FF)       (FF)       (FF)
                                                      -------------  ---------  ---------  ---------  ---------  ---------
Assets
Current Assets
  Cash and cash equivalents.........................       18,593                  --                    --         --
  Marketable securities.............................        9,226                  --                    --            255
  Receivables.......................................       76,465                  --                    --         --
  Inventories.......................................       43,627                  --                    --         --
  Other current assets..............................       22,959                  --                    --         --
                                                      -------------  ---------  ---------  ---------  ---------  ---------
    Total current assets............................      170,870       --         --         --         --            255
                                                      -------------  ---------  ---------  ---------  ---------  ---------
Property and Equipment, at cost.....................       77,901       --         --                    --         --
  Less accumulated depreciation and amortization....      (49,360)      --         --                    --         --
                                                           28,541       --         --         --         --         --
Goodwill............................................       29,896       --          1,893      3,570      2,869        (30)
Other Noncurrent Assets.............................       22,465       --             68                --          2,695
                                                      -------------  ---------  ---------  ---------  ---------  ---------
    Total assets....................................      251,772       --          1,961      3,570      2,869      2,920
                                                      -------------  ---------  ---------  ---------  ---------  ---------
                                                      -------------  ---------  ---------  ---------  ---------  ---------
Liabilities and Shareholders' Equity
Current Liabilities
  Short-term debt...................................       11,952       --         --                    --         --
  Accounts payable..................................       29,327       --         --                    --         --
  Accrued liabilities...............................       88,141       --         --                    --         --
  Current portion of long-term debt.................        5,853       --         --                    --         --
                                                      -------------  ---------  ---------  ---------  ---------  ---------
    Total current liabilities.......................      135,273       --         --         --         --         --
                                                      -------------  ---------  ---------  ---------  ---------  ---------
Long-term Debt, net of current portion..............       21,916       --         --                    --         --
Other Noncurrent Liabilities........................       50,629       --         --                    --         --
Commitments and Contingencies
Shareholders' Equity
  Capital stock.....................................        6,527       --         --                    --         --
  Additional capital................................       35,772        2,882     --          4,915     --         --
  Accumulated translation adjustment................       (5,607)      --           (530)               --         --
  Retained earnings.................................        9,846       (2,477)     2,491     (1,345)     2,869      2,920
                                                      -------------  ---------  ---------  ---------  ---------  ---------
                                                           46,538          405      1,961      3,570      2,869      2,920
  Treasury stock, at cost...........................       (2,584)        (405)    --                    --         --
                                                      -------------  ---------  ---------  ---------  ---------  ---------
    Total shareholders' equity......................       43,954       --          1,961      3,570      2,869      2,920
                                                      -------------  ---------  ---------  ---------  ---------  ---------
      Total liabilities and shareholders' equity....      251,772       --          1,961      3,570      2,869      2,920
                                                      -------------  ---------  ---------  ---------  ---------  ---------
                                                      -------------  ---------  ---------  ---------  ---------  ---------

                                                                                                         UNDER
                                                                                                          US
                                                          G           H           I           J          GAAP
                                                        (FF)        (FF)        (FF)        (FF)         (FF)
                                                      ---------      ---      ---------  -----------  -----------
Assets
Current Assets
  Cash and cash equivalents.........................     --          --          --          --           18,593
  Marketable securities.............................     --          --          --          --            9,481
  Receivables.......................................     --          --          --          --           76,465
  Inventories.......................................     --          --          --          --           43,627
  Other current assets..............................     --          --          --             572       23,531
                                                      ---------         ---   ---------  -----------  -----------
    Total current assets............................     --          --          --             572      171,697
                                                      ---------         ---   ---------  -----------  -----------
Property and Equipment, at cost.....................     --          --          --             257       78,158
                                                         --
  Less accumulated depreciation and amortization....     --                      --            (900)     (50,260)
                                                         --          --          --            (643)      27,898
Goodwill............................................       (144)       (311)       (467)       (469)      36,807
Other Noncurrent Assets.............................     --          --           4,252         677       30,157
                                                      ---------         ---   ---------  -----------  -----------
    Total assets....................................       (144)       (311)      3,785         137      266,559
                                                      ---------         ---   ---------  -----------  -----------
                                                      ---------         ---   ---------  -----------  -----------
Liabilities and Shareholders' Equity
Current Liabilities
  Short-term debt...................................     --          --          --          --           11,952
  Accounts payable..................................     --          --          --          --           29,327
  Accrued liabilities...............................     (1,053)     --             210      30,559      117,857
  Current portion of long-term debt.................     --          --          --          --            5,853
                                                      ---------         ---   ---------  -----------  -----------
    Total current liabilities.......................     (1,053)     --             210      30,559      164,989
                                                      ---------         ---   ---------  -----------  -----------
Long-term Debt, net of current portion..............     --          --          --             168       22,084
Other Noncurrent Liabilities........................       (805)     --           2,513     (28,264)      24,073
Commitments and Contingencies
Shareholders' Equity
  Capital stock.....................................     --          --          --          --            6,527
  Additional capital................................     --          --          --           1,013       44,582
  Accumulated translation adjustment................       (122)     --              34          46       (6,179)
  Retained earnings.................................      1,836        (311)      1,028      (3,385)      13,472
                                                      ---------         ---   ---------  -----------  -----------
                                                          1,714        (311)      1,062      (2,326)      58,402
  Treasury stock, at cost...........................     --          --          --          --           (2,989)
                                                      ---------         ---   ---------  -----------  -----------
    Total shareholders' equity......................      1,714        (311)      1,062      (2,326)      55,413
                                                      ---------         ---   ---------  -----------  -----------
      Total liabilities and shareholders' equity....       (144)       (311)      3,785         137      266,559
                                                      ---------         ---   ---------  -----------  -----------
                                                      ---------         ---   ---------  -----------  -----------

               NOTES TO THE FRENCH GAAP/U.S. GAAP RECONCILIATION

A ACCOUNTING FOR LONG-TERM CONTRACTS

    In the Engineering and Systems segment, revenue and margins of long-term contracts were previously recorded upon completion. From January 1, 1997, the Engineering and Systems segment recognized revenue and margins of long-term contracts using the percentage of completion method. The adjustment shown in the income statement results from a change in accounting estimates relating to the use of the percentage of completion method.

B ACCOUNTING FOR GAINS ON SALES OF TREASURY STOCK

    Alcatel includes gains on its own shares sold by its subsidiaries in the determination of its income. Under U.S. GAAP, such gains are credited directly to equity.

C AMORTIZATION OF ACQUISITION GOODWILL

    In France, goodwill is generally amortized over 20 years and the amortization expense is not considered a component of operating income. Under U.S. GAAP, goodwill must be amortized against income over its estimated life not to exceed 40 years and the amortization expense must be included in operating income. Alcatel has concluded that the goodwill has an indeterminate life and, as a result, has used a 40-year life in preparing the U.S. GAAP reconciliation. In addition, goodwill amortization expense has been reclassified to other operating costs, a component of operating income.

D FAIR VALUE ACCOUNTING FOR THE MERGERS WITH COMPAGNIE FINANCIERE ALCATEL,
  ALSTHOM AND GENERALE OCCIDENTALE

    Alcatel accounted for the mergers with Compagnie Financiere Alcatel, Alsthom and Generale Occidentale, paid for with its own newly-issued shares, on the basis of the historical value of the net assets transferred to the group. Under U.S. GAAP, the net assets acquired by issuing shares are recorded at the fair value of the shares issued using the purchase accounting method. Accordingly, additional goodwill amortization has been reflected in the U.S. GAAP reconciliation.

E ACQUISITION GOODWILL CHARGED AGAINST SHAREHOLDERS' EQUITY

    A portion of the goodwill related to the acquisition of a majority interest in Telettra (1991), Alcatel SEL (1992) and of the 30% stake in Alcatel N.V.
(1992) was directly charged against shareholders' equity. Under U.S. GAAP, acquisition goodwill is classified as an intangible asset. For reconciliation purposes, Alcatel has amortized acquisition goodwill over a 40-year life.

F ACCOUNTING FOR MARKETABLE SECURITIES AND MARKETABLE EQUITY SECURITIES

    Alcatel accounts for its investments at the lower of historical cost or fair value, assessed investment by investment. Under U.S. GAAP, certain investments in equity securities are stated at fair value. Changes in fair value related to trading securities are included in net income while those relating to available-for-sale securities are included directly in shareholders' equity.

G LIABILITY RECOGNITION FOR CERTAIN EMPLOYEE TERMINATION BENEFIT AND OTHER COSTS

    Alcatel accounts for such liabilities when restructuring programs have been finalized and approved by group management. The group has applied EITF 94-3, SFAS 88 and SFAS 112 in preparing the U.S. GAAP reconciliation. Under such requirements, the conditions to be met in order to record a restructuring reserve in the balance sheet are more stringent than under Alcatel policy.

H ACCOUNTING FOR THE ACQUISITION OF THE 30% STAKE IN ALCATEL N.V.

    In connection with this transaction, Alcatel used forward exchange contracts to reduce its foreign currency exposure relative to the cash payments in 1993 and 1994. The premium on these contracts was charged to expenses in 1992 net income. Under U.S. GAAP, the premium should be included in net income over the life of the contracts.

I INCOME TAXES

    Income taxes have been accounted for in accordance with the Financial Accounting Standard Board's Statement No. 109 "Accounting for Income Taxes" The main reconciling differences arise from the recognition of more deferred tax assets (and subsequent adjustment to the valuation allowance) under U.S. GAAP than under French GAAP.

J OTHER ADJUSTMENT

    The short term portion of accrued pensions, retirement obligations, accrued contract costs and other reserves is reclassified from non current liabilities to current liabilities under U.S. GAAP (35,240 million francs at December 31, 1997).

                         DESCRIPTION OF ALCATEL SHARES

    Set forth below is certain information concerning Alcatel Shares and related summary information concerning certain provisions of Alcatel's Articles of Association and By-laws (the "Alcatel Articles of Association") and applicable provisions of the LOI SUR LES SOCIETES COMMERCIALES (the "French Corporation Law"). Such summary information and the description of Alcatel Shares do not purport to be complete and are qualified in their entirety by reference in the full charter of Alcatel. The English translation of the Alcatel Articles of Association is incorporated by reference in this Proxy Statement/Prospectus.

GENERAL

    Alcatel presently has only one class of capital stock outstanding, consisting of the Alcatel Shares, nominal value FF40 per share. Pursuant to the Alcatel Articles of Association, such shares may be held in registered or bearer form, at the option of the shareholder, provided that a holder of 3% or more of the Alcatel Shares must apply to register all of such holder's shares. This registration requirement will apply to all the Alcatel Shares as may be acquired subsequently, in excess of the 3% threshhold. At June 12, 1998, there were 167,529,898 Alcatel Shares outstanding. All of the Alcatel Shares are fully-paid and nonassessable.

    The principal characteristics of the Alcatel Shares, as provided in the Alcatel Articles of Association and French Corporation Law, are described below.

CHANGES IN SHARE CAPITAL

    The share capital of Alcatel may be increased only with the approval of the stockholders at an extraordinary general meeting. See "--Stockholders' Meeting and Voting Rights." The stockholders may delegate to the Alcatel Board the power required to effect, in one or more stages, any increases in share capital previously approved by the stockholders. Increases in share capital may be made either by the issuance of additional shares or by increases in the nominal value of existing shares. Additional Alcatel Shares may be issued for cash or in satisfaction of indebtedness by Alcatel, for assets contributed in kind or upon the conversion of debt securities previously issued by Alcatel. The share capital may also be increased through the capitalization of existing reserves, in which case the voting and quorum procedures of an ordinary general meeting of stockholders will apply. Stock dividends may be distributed by approval of the stockholders at an ordinary general meeting in lieu of payment of cash dividends, as described under
"--Dividend and Liquidation Rights."

    The share capital of Alcatel may be decreased only with the approval of the Alcatel stockholders at an extraordinary general meeting. Reductions in share capital can be made either by decreasing the nominal value of Alcatel Shares or by reducing the number of such shares. A reduction in the number of Alcatel Shares can be made either by an exchange of Alcatel Shares or by the repurchase and cancellation by Alcatel of its shares. The procedures for reduction of share capital are different depending on whether the reduction is motivated by losses or by other reasons.

STOCKHOLDERS' MEETING AND VOTING RIGHTS

    In accordance with French Corporation Law, there are two types of general meetings of stockholders: ordinary and extraordinary.

    Ordinary general meetings of stockholders are required for matters such as the election of directors, appointment of the statutory auditors, approval of the annual accounts and determination of dividends.

    Extraordinary general meetings of stockholders are required for all matters requiring amendment of the Alcatel Articles of Association, approval of mergers, the creation of a new class of shares, an increase or decrease in share capital, a waiver of preemptive subscription rights and authorization of the issuance of investment certificates and notes convertible or exchangeable into Alcatel Shares.

    A meeting of the stockholders of Alcatel may be called by the Alcatel Board or, in the event the Alcatel Board does not call the meeting, by the statutory auditors of Alcatel or by an agent appointed by the President of the Commercial Court (PRESIDENT DU TRIBUNAL DE COMMERCE) at the request of (i) any interested party, in case of an emergency, (ii) stockholders representing 10% or more of the capital, or (iii) certain qualifying orgainized groups of stockholders meeting certain specific conditions pursuant to French Corporation Law. The right to attend and vote at a stockholders' meeting is only accorded to those stockholders whose shares have been registered in their name five days prior to the meeting, or with respect to bearer shares, to those who deposit with Alcatel at least five days prior to the date of the meeting a certificate from an accredited intermediary (a French broker, bank or authorized financial institution registered as such in France) evidencing the holding of the shares until the time fixed for the meeting. A quorum for an ordinary general stockholders' meeting consists of the holders of shares constituting one-fourth of the voting power of the outstanding shares of Alcatel entitled to vote. A quorum for an extraordinary stockholders' meeting consists of the holders of shares constituting one-third of the voting power of the outstanding shares of Alcatel entitled to vote. A majority of the vote cast is required for actions taken at an ordinary stockholders' meeting and a qualified majority of 66.66% of the vote cast is required for actions taken at an extraordinary stockholders' meeting, provided that unanimity is required to increase liabilities of stockholders.

    Each Alcatel Share entitles the holder thereof to one vote at ordinary general meetings of the stockholders of Alcatel. However, double voting rights (or two votes per share) are assigned to all fully paid, registered Alcatel Shares which the holder has held for three years. These double voting rights expire when registered Alcatel Shares are converted to bearer Alcatel Shares or when ownership of such shares is transferred. Under French Corporation Law, shares held directly or indirectly by Alcatel are not entitled to voting rights. In addition, a stockholder may not cast, as single votes, in his own name or as a proxy, more than 8% of the votes to which such stockholder is entitled for any motion at a stockholders' meeting, provided that, if the stockholder also has the right to exercise double voting rights in its own name or by proxy, the 8% limitation may be exceeded solely to take into account such double voting rights. In no case, however, may a stockholder exercise voting rights exceeding 16% of the total number of the votes to which Alcatel Shares present or represented at general stockholders' meeting are entitled.

    Amendments of the Alcatel Articles of Association require the approval of the holders of a qualified majority of at least 66.66% of the shares entitled to vote, provided that unanimity is required to increase liabilities of stockholders.

DIVIDEND AND LIQUIDATION RIGHTS

    Dividends are declared at ordinary general meetings of stockholders, and are paid once a year unless the Alcatel Board approves an interim dividend and distributes such dividend in accordance with French Corporation Law. Qualifying stockholders receive an initial dividend of 5% per annum on the amount in which their shares are fully paid.

    For each financial year, the Alcatel Board examines the financial statements and recommends the disposition of all unappropriated profits, including the amount of net profits of Alcatel which will be distributed by way of dividends among the holders of Alcatel Shares to the extent that stockholders do not specify any other use by action at the ordinary general meeting. At its own discretion, the Alcatel Board may propose to make a dividend available in Alcatel Shares in addition to cash. If the Alcatel Board has proposed, and the stockholders have approved, a dividend also payable in Alcatel Shares, a stockholder may elect to receive such dividend entirely in cash or entirely in such shares, plus or minus cash for fractional amounts. The value of the Alcatel Shares is determined by reference to the price of the shares on the Paris BOURSE and cannot be less than their nominal value. In both 1996 and 1997, the Alcatel Board proposed and the stockholders approved that dividends be payable in Alcatel Shares in addition to cash. Accordingly in 1996, 1,337,022 Alcatel Shares were issued as dividends. In 1997 and 1998, no dividends were paid in Alcatel Shares.

    Under French Corporation Law, the ordinary general meeting at which annual dividends may be declared must be held within six months after the end of the company's financial year (unless otherwise authorized by court order). Annual dividends must be paid within nine months of the end of the company's financial year, unless otherwise authorized by court order, and are payable to persons holding shares on the date of payment. Dividends not claimed within five years of the date of payment become the property of the French government-owned CAISSE DES DEPOTS ET CONSIGNATIONS.

    If earnings are sufficient, the Alcatel Board has the authority, without the approval of stockholders, to declare and pay interim dividends on the basis of audited accounts. French Corporation Law requires that interim dividends amount to at least five francs per share. Interim dividends may also be paid in the form of stock in lieu of cash. Alcatel has historically not paid interim dividends.

    Upon a liquidation of Alcatel, any liquidation proceeds remaining after paying off all of Alcatel's liabilities would be distributed PARI PASSU among the holders of Alcatel Shares in proportion to the total nominal value of the shares held by each holder.

HOLDING AND TRANSFER OF ALCATEL SHARES

    Pursuant to the Alcatel Articles of Association, Alcatel Shares may be held in registered or in bearer form. The two forms are interchangeable upon request of the holder. Any stockholder owning 3% of the total number of Alcatel Shares, or other securities convertible into Alcatel Shares, must request, within five trading days of reaching such ownership level, that all such shares, as well as any shares subsequently acquired in excess of such amount, be in registered form.

    Pursuant to French Corporation Law concerning "dematerialization" of securities, ownership rights in securities, including the Alcatel Shares (whether in registered or bearer form), are not represented by share certificates. In the case of registered securities, Alcatel maintains an account in the name of the holder of such securities, or appoints an agent to maintain such account on its behalf.

    The holder of registered securities may manage its own securities (in which case such securities are called TITRES NOMINATIFS PURS) or appoint an "accredited intermediary" to do so (in which case such securities are called TITRES NOMINATIFS ADMINISTRES). In the case of securities in bearer form, the securities are held on the stockholder's behalf by an accredited intermediary and recorded in its books in an account opened in the name of the stockholder by such accredited intermediary.

    Transferring ownership of Alcatel Shares is generally effected by an entry recorded in the transfer account maintained by or on behalf of Alcatel for this purpose. However, in certain circumstances, including those in which the Alcatel Shares are held in bearer form by a beneficial owner who is not a resident of France, the custodian may, in its discretion, issue physical certificates (CERTIFICATS REPRESENTATIFS) representing Alcatel Shares held in bearer form, PROVIDED THAT such shares are held and, if traded, traded outside of France. Such securities are transferable by delivery of such certificates. In determining whether or not to issue CERTIFICATS REPRESENTATIFS in these circumstances, the custodian considers certification practices in foreign markets and may consult with Alcatel.

               DESCRIPTION OF ALCATEL AMERICAN DEPOSITARY SHARES

    Upon issuance in connection with the consummation of the Merger, the ADSs representing Alcatel Shares will be evidenced by ADRs and will be issuable pursuant to the Amended and Restated Deposit Agreement (the "Deposit Agreement"), dated as of March 10, 1997, between Alcatel and The Bank of New York (the "Depositary") and all holders of ADRs issued from time to time thereunder. The following is a summary of material provisions of the Deposit Agreement. It does not purport to be a complete statement of all of the terms and conditions of the Deposit Agreement and is therefore qualified in its entirety by reference to the Deposit Agreement, a copy of which has been filed as an exhibit to the Registration Statement. Additional copies of the Deposit Agreement are available for inspection at the principal office of the Depositary (the "Principal Office") which is located at 101 Barclay Street, New York, New York 10286 and at the principal office of Electro Banque, the custodian under the Deposit Agreement (the "Custodian"), which is located at 44 rue Washington, 75008 Paris, France.

AMERICAN DEPOSITARY RECEIPTS

    ADRs evidencing ADSs are issuable by the Depositary pursuant to the Deposit Agreement. Each ADS represents one-fifth of an Alcatel Share (or evidence of a right to receive one-fifth of such share) deposited under the Deposit Agreement with the Custodian or any successor custodian. An ADR may evidence any whole number of ADSs.

DEPOSIT AND WITHDRAWAL OF ALCATEL SHARES

    As used herein, "Deposited Securities" means Alcatel Shares deposited under the Deposit Agreement and any and all other securities, property and cash received by the Depositary or the Custodian in respect or in lieu of such Alcatel Shares.

    Subject to the terms of the Deposit Agreement, the Depositary has agreed that upon deposit with the Custodian or with the Depositary at its Principal Office for forwarding to the Custodian of Alcatel Shares accompanied by all certifications required (including agreements or assignment of dividends to be paid in the future on such Alcatel Shares or appropriate evidence thereof or evidence of rights to receive such Alcatel Shares by subscription), it will, upon payment of all taxes, charges and fees provided in the Deposit Agreement, execute and deliver at its Principal Office to or upon the order of the person or persons specified by the depositor an ADR or ADRs registered in the name or names of such person or persons for the whole number of ADSs issuable in respect of such deposit. Pursuant to the Deposit Agreement, no Alcatel Shares will be accepted for deposit unless accompanied by evidence satisfactory to the Depositary (which may be an opinion of counsel) that any necessary approval has been granted by (i) the governmental agency in the Republic of France, if any, that is regulating the currency exchange and (ii) the governmental authority in the Republic of France, if any, that is regulating foreign ownership of French companies, and Alcatel agrees that it will not, and will not permit any of its subsidiaries to, deposit Alcatel Shares of which any necessary approval has not been granted.

    Pursuant to the Deposit Agreement, the Depositary may, unless it receives written instructions to the contrary, (i) issue ADRs prior to the receipt of Alcatel Shares ("Pre-Release") and (ii) deliver Alcatel Shares prior to the receipt and cancellation of ADRs, including ADRs which were issued under (i) above but for which Alcatel Shares may not have been received. The Depositary may receive ADRs in lieu of Alcatel Shares in satisfaction of a Pre-Release. Each such transaction shall be (a) preceded or accompanied by a written representation by the person or entity (the "Pre-Releasee") to whom ADRs or Alcatel Shares are delivered that the Pre-Releasee or its customer beneficially owns the Alcatel Shares or ADRs to be delivered to the Depositary, or a written representation from the Pre-Releasee that it will hold such Alcatel Shares or ADRs in trust for the Depositary until their delivery to the Depositary or Custodian, reflect on its records the Depositary as the owner of such Alcatel Shares or ADRs and deliver such Alcatel Shares or ADRs upon the Depositary's request, (b) at all times fully collateralized (marked to market daily) with cash, United States government securities or other collateral of comparable safety and liquidity, (c) terminable by the Depositary on not more than five business days' notice and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The Depositary will generally limit the number of Alcatel Shares represented by ADRs issued and outstanding at any time under clause (i) above to 30% of the Alcatel Shares on deposit with the Custodian under the Deposit Agreement.

    Upon surrender of ADRs at the Principal Office of the Depositary, and upon payment of the charges provided in the Deposit Agreement, ADR holders are entitled to delivery of the whole number of Alcatel Shares deposited under the Deposit Agreement ("Deposited Securities") represented by the ADSs evidenced by such ADRs. Delivery of certificates and other documents of title for the Deposited Securities and such other property represented by the ADSs evidenced by the surrendered ADRs may be made at the Principal Office of the Depositary at the risk and expense of the ADR holder.

DIVIDENDS, OTHER DISTRIBUTIONS AND RIGHTS

    Pursuant to the Deposit Agreement, the Depositary is obligated to convert as promptly as practicable any dividends and other distributions by Alcatel and to take all actions which are necessary or appropriate to ensure that the Custodian or the Depositary, as the case may be, receives all such dividends and distributions on all Deposited Securities.

    The Depositary is required, to the extent that in its reasonable judgment it can convert francs (or any other foreign currency) on a reasonable basis into dollars and transfer the resulting dollars to the United States within one day of receipt, to convert all cash dividends and other cash distributions which it or the Custodian receives on the underlying Alcatel Shares into dollars, and to distribute, after deduction of any customary charges incurred in connection with such conversion, the amount thus received to the holders of ADRs. Such distribution may be made upon an averaged or other practicable basis without regard to any distinctions among the holders entitled to such distribution because of the application of exchange restrictions or otherwise. The amount distributed will be reduced by any amounts required to be withheld by Alcatel, the Custodian or the Depositary on account of taxes or other governmental charges. If the Depositary determines in its judgment any foreign currency received by it cannot be so converted and transferred on a reasonable basis, the Depositary may distribute the foreign currency (or an appropriate document evidencing the right to receive such currency) received by it or in its discretion hold such foreign currency uninvested and without liability (with interest thereon) for the respective accounts of the ADR holders entitled to receive the same.

    If a distribution by Alcatel consists of a dividend in, or distribution other than, cash or Alcatel Shares, the Depositary shall distribute to the holders of outstanding ADRs, in proportion to their holdings, the property or securities received by the Custodian. If, in the judgment of the Depositary, it cannot make an effective distribution of such property or securities proportionately among the holders of ADRs, then after consultation with Alcatel, the Depositary shall sell the securities or property it received, and distribute the net proceeds of such sale to the holders entitled to such distribution.

    In the event that the Depositary determines that any distribution in cash or property is subject to any tax or governmental charges which the Depositary or the Custodian is obligated to withhold, the Depositary may use such cash or dispose, including by public or private sale, of all or a portion of such property in such amounts and in such manner as the Depositary deems necessary and practicable to pay such taxes or governmental charges, and the Depositary shall distribute the net proceeds of any such sale or the balance of any such cash or property after deduction of such taxes or governmental charges to the ADR holders entitled thereto in proportion to their holdings.

    If Alcatel offers or causes to be offered to the holders of Deposited Securities any rights to subscribe for additional Alcatel Shares or any rights of any other nature, the Depositary will, if requested by Alcatel:

        (a) make such rights available to all or certain holders of ADRs by means of warrants or otherwise, if lawful and feasible, or

        (b) if making such rights available is not lawful or not feasible, or if the rights represented by such warrants or other instruments are not exercised and appear to be about to lapse, use its best efforts to sell such rights or warrants or other instruments at public or private sale, at such place or places and upon such terms as the Depositary may deem reasonable and proper, and allocate the net proceeds of such sales (net of all taxes and governmental charges payable in connection with such rights) for the account of the holders of ADRs otherwise entitled thereto upon an averaged or other practicable basis without regard to any distinctions among such holders because of the application of exchange restrictions with regard to a particular holder or otherwise.

    If registration under the Securities Act is required with respect to the securities to which any such rights relate in order for ADR holders to be offered or sold the securities represented by such rights, the Depositary will not make available to holders of ADRs any right to subscribe for or to purchase any securities unless a registration statement is in effect. Alcatel does not, however, have any obligation to file such a registration statement or to have such a registration statement declared effective. If the Depositary can neither make such rights available to such holders nor dispose of such rights and make the net proceeds available to such holders, then the Depositary will allow the rights to lapse.

RECORD DATES

    Whenever any cash dividend or other cash distribution is to be declared and paid or any distribution other than cash is to be declared and made, or whenever rights are issued with respect to the Deposited Securities, or whenever the Depositary receives notice of any meeting of holders of Deposited Securities, the Depositary will fix a record date (which will be the same date that holders of Alcatel Shares will be entitled to such rights) for the determination of the holders of ADRs who shall be entitled to receive such dividend, distribution or rights, or the net proceeds of the sale thereof or to give instructions for the exercise of voting rights, if any, at any such meeting.

VOTING OF THE UNDERLYING ALCATEL SHARES

    Upon receipt of notice of any meeting of holders of Alcatel Shares or other Deposited Securities, the Depositary will, as soon as practicable thereafter, mail to the holders of ADRs a summary in English of the notice containing the information set forth in such notice of meeting. The holders of ADRs are entitled under the Deposit Agreement, subject to any applicable provisions of French law and of the Alcatel Articles of Association and the ADRs, to exercise the voting rights, if any, pertaining to the whole number of Deposited Securities represented by their respective ADSs and will receive from the Depositary summaries in English of any materials or documents provided by Alcatel for the purpose of exercising such voting rights. Voting rights may be exercised only in respect of five ADSs or integral multiples thereof (subject to appropriate proportional adjustment in the event of a stock split, reclassification or other similar event).

    According to French Corporation Law and the Alcatel Articles of Association, only holders of Alcatel Shares who hold their Alcatel Shares in registered form for at least three years will be entitled to double voting rights. Thus, holders of ADRs representing Alcatel Shares in bearer form will not be entitled to double voting rights. A stockholder may not exercise, in respect of single votes that it may cast in its own name or by proxy, more than 8% of the votes to which the shares present or represented at a general stockholders' meeting are entitled; PROVIDED THAT, if the stockholder also has the right to exercise double voting rights in its own name or by proxy, the 8% limitation may be exceeded solely to take into account such double voting rights. In no case, however, may a stockholder exercise voting rights exceeding 16% of the total number of votes to which shares present or represented at a general stockholders' meeting are entitled. These double voting rights expire when registered Alcatel Shares are converted to bearer shares or when ownership of Alcatel Shares is transferred.

    Upon receipt by the Depositary of properly completed voting instructions, the Depositary will either, in its discretion, vote such Deposited Securities in accordance with such instructions or forward such instructions to the Custodian, and the Custodian shall endeavor, insofar as practicable and permitted under any applicable provisions of French law, the Alcatel Articles of Association and the Deposited Securities, to vote or cause to be voted the Deposited Securities in accordance with any nondiscretionary instructions set forth in such request. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the Alcatel Shares or other Deposited Securities other than in accordance with such instructions or in accordance with the statement above as to the manner in which Alcatel Shares with respect to which the Depositary does not receive properly completed voting instructions or receives a blank proxy will be voted.

    The Depositary will not charge holders for taking any of the foregoing actions in connection with meetings of stockholders.

NOTICES AND REPORTS

    On or before the first date on which Alcatel gives notice, by publication or otherwise, of any meeting of holders of Alcatel Shares or other Deposited Securities or any adjourned meeting of such holders, or of the taking of any action in respect of any cash or other distributions or the offering of any rights, Alcatel will transmit to the Custodian a copy of the notice thereof in the form given or to be given to holders of Deposited Securities. The Depositary will arrange for the prompt mailing of copies of such notices and other reports and communications which are received by the Custodian as the holder of Deposited Securities to all ADR holders to the extent not previously mailed.

INSPECTION OF TRANSFER BOOKS

    The Depositary will keep books at its Principal Office in New York City for the registration and transfer of ADRs that at all reasonable times will be open for inspection by the holders of ADRs, PROVIDED that such inspection shall not be for the purpose of communicating with holders of ADRs in the interest of a business or object other than the business of Alcatel or a matter related to the Deposit Agreement or the ADRs.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

    The form of the ADRs and the Deposit Agreement may at any time be amended by agreement between Alcatel and the Depositary. Any amendment which imposes or increases any fees or charges (other than taxes or other governmental charges), or which otherwise prejudices any substantial existing right of ADR holders, will not take effect as to outstanding ADRs until the expiration of three months after written notice of such amendment has been given by the Depositary to the record holders of outstanding ADRs. Every holder of an ADR at the expiration of such three months period will be deemed, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the Deposit Agreement as so amended. In no event may any amendment impair the right of any ADR holder to surrender his ADR and receive the Alcatel Shares and any other property represented thereby, except in order to comply with mandatory provisions of applicable law.

    Whenever so directed by Alcatel, the Depositary will terminate the Deposit Agreement by mailing notice of such termination to the record holders of all ADRs then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Deposit Agreement if 90 days shall have expired after the Depositary shall have delivered to Alcatel a written notice of its election to resign and a successor Depositary shall not have been appointed and accepted its appointment. If any ADRs remain outstanding after the date of termination, the Depositary thereafter will discontinue the registration of transfers of ADRs, will suspend the distribution of dividends to the holders thereof, will not accept deposits of Alcatel Shares and will not give any further notices or perform any further acts under the Deposit Agreement, except that the Depositary will continue to collect dividends and other distributions pertaining to Deposited Securities, will sell property and rights and convert Deposited Securities into cash as provided in the Deposit Agreement and will continue to deliver Deposited Securities together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property in exchange for surrendered ADRs. At any time after the expiration of one year from the date of termination, the Depositary may sell the underlying Alcatel Shares and any other property and hold the net proceeds, together with any other cash then held, without liability for interest, for the pro rata benefit of the holders of ADRs which have not theretofore been surrendered.

CHARGES OF DEPOSITARY

    The Depositary will charge the party to whom ADRs are delivered against deposits of Alcatel Shares, and the party surrendering ADRs for delivery of Alcatel Shares or other underlying securities, up to $5.00 for each 100 ADSs (or portion thereof) represented by the ADRs issued or surrendered. Taxes and other governmental charges, any applicable transfer or registration fees on the deposit or withdrawal of Alcatel Shares and certain cable, telex and facsimile transmission expenses are payable by persons depositing or withdrawing Alcatel Shares, as well as reasonable expenses which are incurred by the Depositary in the conversion of foreign currency into dollars.

    All other charges and expenses of the Depositary will be borne by the Depositary or paid by Alcatel in accordance with agreements in writing to be entered into between Alcatel and the Depositary. All charges and expenses of any custodian are for the sole account of the Depositary.

TRANSFER OF ADRS

    The ADRs are transferable on the books of the Depositary upon surrender of such ADRs by the holder, provided that the ADRs are properly endorsed and accompanied by the proper instruments of transfer. The Depositary will execute and deliver a new ADR to the person entitled thereto. As a condition precedent to the execution and delivery, registration of transfer or surrender of any ADR, or the delivery of any distribution in respect thereof or withdrawal of any Deposited Securities, the Custodian may require payment of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto and payment of any applicable charges payable by the holders of ADRs. Notwithstanding any other provision of the Deposit Agreement or the ADRs, the surrender of outstanding ADRs and withdrawal of Deposited Securities may not be suspended, except as required in connection with (i) temporary delays caused by closing the transfer books of the Depositary, the deposit of Alcatel Shares in connection with voting at a stockholders' meeting or the payment of dividends, (ii) the payment of fees, taxes and similar charges, and (iii) compliance with any United States or foreign laws or governmental regulations relating to the ADRs or the withdrawal of Deposited Securities.

    The execution and delivery, registration of transfer and surrender of ADRs may be suspended or withheld, during any period when the transfer books of the Depositary are closed, or if any such action is deemed necessary or advisable by the Depositary or Alcatel at any time or from time to time because of any requirement of law or of any government or governmental authority, body or commission, or under any provision of the Deposit Agreement or the Alcatel Articles of Association or for any other reason.

                   CERTAIN PROVISIONS OF THE MERGER AGREEMENT

    The Merger Agreement contemplates the merger of Newco into DSC, with DSC surviving the Merger as a wholly owned subsidiary of Alcatel. This section of the Proxy Statement/Prospectus describes certain aspects of the proposed Merger, including certain provisions of the Merger Agreement. The description of the Merger Agreement contained in this Proxy Statement/Prospectus does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Annex A, and a copy of the First Amendment dated as of July 21, 1998 to the Merger Agreement is included as Annex B to this Proxy Statement/Prospectus, each of which is incorporated herein by reference. All holders of Common Stock are urged to read carefully the Merger Agreement in its entirety.

EFFECTIVE TIME; CLOSING

    The Merger Agreement provides that the Merger shall become effective on the date and time at which the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such other date and time as is agreed between the parties and specified in the Certificate of Merger. It is anticipated that such filing will occur concurrently with the closing of the Merger (the "Closing"), which Closing, in turn, will, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, take place at 10:00 a.m., New York City time, on a date to be specified by the parties, no later than the second business day after the satisfaction or waiver of the conditions set forth in the Merger Agreement, unless another time or date is agreed to in writing by the parties.

APPRAISAL RIGHTS

    There are no appraisal rights available in connection with the Merger. See "COMPARISON OF STOCKHOLDER RIGHTS--Appraisal Rights."

MERGER CONSIDERATION

    Pursuant to the Merger Agreement, as of the Effective Time (i) each share of Common Stock held by DSC as treasury stock and each share of Common Stock owned by Newco immediately prior to the Effective Time will automatically be cancelled and retired and will cease to exist, and no consideration or payment shall be delivered therefor or in respect thereto and (ii) each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled in accordance with clause (i)) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into 0.815 of an ADS. All shares of Common Stock to be converted into ADSs shall, by virtue of the Merger and without any action on the part of the holders thereof, cease to be outstanding, be cancelled and retired and cease to exist, and each holder of a certificate representing prior to the Effective Time any such shares of Common Stock shall thereafter cease to have any rights with respect thereto, except the right to receive (i) the ADSs representing Alcatel Shares into which such shares of Common Stock have been converted, (ii) at the appropriate payment date or as promptly as practicable thereafter, the proportionate amount of dividends or other distributions with a record date after the Effective Time but prior to surrender of the holder's certificate formerly representing shares of Common Stock and a payment date subsequent to such surrender payable with respect to the ADSs and (iii) any cash, without interest, to be paid in lieu of any fraction of an ADS.

EXCHANGE OF SHARE CERTIFICATES

    At or promptly following the Effective Time, Alcatel shall deposit, or cause to be deposited, with the Exchange Agent the ADRs, representing ADSs, for the benefit of the holders of shares of Common Stock which are converted into ADSs. As of or promptly following the Effective Time, DSC shall cause the Exchange Agent to mail (and make available for collection by hand) to each holder of record of a certificate or certificates, which immediately prior to the Effective Time represented outstanding shares of

Common Stock (the "Certificates"), a letter of transmittal and instructions for surrendering the Certificates in exchange for ADSs. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the fraction of an ADS for each share of Common Stock formerly represented by such Certificate, and the Certificate so surrendered shall be forthwith cancelled.

    No fraction of an ADS will be issued in the Merger and no dividend or other distribution, stock split or interest with respect to Alcatel Shares shall relate to any fractional ADS, and such fractional interest shall not entitle the owner thereof to vote or to any rights as a security holder of the ADSs. In lieu of any such fractional security, each holder of shares of Common Stock otherwise entitled to a fraction of an ADS will be entitled to receive from the Exchange Agent a cash payment representing such holder's proportionate interest in the net proceeds from the sale by the Exchange Agent on behalf of all such holders of the Excess ADSs. The sale of the Excess ADSs by the Exchange Agent shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent practicable.

COMPANY STOCK OPTIONS AND COMPANY EMPLOYEE STOCK PURCHASE PLANS

    The Merger Agreement provides that DSC shall use its reasonable best efforts to cause each Option (other than any option granted under the ESPPs) which is outstanding immediately prior to the Effective Time to be cancelled immediately prior to the Effective Time. Immediately upon cancellation, each holder of an Option so cancelled, in exchange for such cancellation, shall receive an amount in cash equal to the product of (1) the number of shares of Common Stock subject to such Option and (2) the excess, if any, of the fair market value of an ADS multiplied by the Exchange Ratio over the per share exercise price of such Option. For purposes of the foregoing, "fair market value" shall mean the closing price of the ADSs on the NYSE on the business day immediately preceding the Effective Time.

    Each Option which is not cancelled as provided in the preceding paragraph as of the Effective Time (other than any Options granted under the 1990 Stock Option and Cash Payment Plan or the Special Celcore Incentive Plan, which Options shall terminate at the Effective Time) shall become and represent a Substitute Option to purchase a number of ADSs determined by multiplying (i) the number of shares of Common Stock subject to such Option immediately prior to the Effective Time by (ii) the Exchange Ratio, at an exercise price per ADS (increased to the nearest whole cent) equal to the exercise price per share of Common Stock immediately prior to the Effective Time divided by the Exchange Ratio. After the Effective Time, each Substitute Option shall be exercisable upon the same terms and conditions as were applicable to the related Option prior to the Effective Time subject to accelerated vesting if and to the extent provided in the applicable plans as of the date hereof.

    As of July 31, 1998, DSC's ESPPs shall be terminated.

REPRESENTATIONS AND WARRANTIES

    The Merger Agreement contains customary representations and warranties of each of DSC and Alcatel relating to, among other things, (i) corporate existence and power; (ii) corporate authorization; (iii) required consents, approvals, orders and authorizations of governmental authorities relating to the Merger Agreement and noncontravention of certain agreements as a result of the Merger Agreement; (iv) capitalization; (v) documents filed by each of DSC and Alcatel with the Commission and the accuracy of information contained therein; (vi) financial statements; (vii) the accuracy of information supplied by each of DSC and Alcatel in connection with the Registration Statement of which this Proxy Statement/ Prospectus is a part; (viii) absence of material adverse changes;
(ix) tax treatment and (x) finder's fees. DSC also made representations and warranties to Alcatel relating to (i) absence of undisclosed liabilities; (ii) taxes; (iii) employee benefit plans; (iv) litigation and compliance with applicable laws; (v) labor matters; (vi) certain material contracts; (vii) environmental matters; (viii) intellectual property; (ix) opinion of financial advisors; (x) recommendation of the DSC Board; and (xi) amendment of the Rights Agreement of DSC.

NO SOLICITATION; RECOMMENDATION

    The Merger Agreement provides that DSC shall not (whether directly or indirectly through advisors, agents or other intermediaries), and shall cause its officers, directors, advisors, representatives or other agents not to, directly or indirectly, (i) solicit, initiate or encourage any Acquisition Proposal (as defined below) or (ii) engage in discussions or negotiations with, or disclose any non-public information relating to DSC or its subsidiaries or afford access to the properties, books or records of DSC or its subsidiaries to, any person that has made an Acquisition Proposal or has advised DSC that it is interested in making an Acquisition Proposal; PROVIDED THAT, if and only if (i) the DSC Board believes in good faith, based on such matters as it deems relevant, including the advice of DSC's financial advisor, that such Acquisition Proposal is a Financially Superior Proposal (as defined below) or that there is a reasonable likelihood that such person will make a Financially Superior Proposal and (ii) the DSC Board determines in good faith, based on such matters as it deems relevant, including the advice of DSC's outside legal counsel, that the failure to engage in such negotiations or discussions or provide such information is reasonably likely to result in a breach of the fiduciary duties of the DSC Board under applicable law, then DSC may furnish information with respect to itself and its subsidiaries and participate in negotiations regarding such Acquisition Proposal; PROVIDED THAT DSC will not disclose any information to such person without entering into a confidentiality agreement (an "Acceptable Confidentiality Agreement") that is substantially similar to the confidentiality agreement between Alcatel and DSC (the "Confidentiality Agreement"). For purposes of the Merger Agreement, "Acquisition Proposal" means any offer or proposal for a merger, consolidation, recapitalization, liquidation or other business combination involving DSC or any of its material subsidiaries (as defined in the Merger Agreement) or the acquisition or purchase of over 30% or more of any class of equity securities of DSC or any of its material subsidiaries, or any tender offer (including self-tenders) or exchange offer that if consummated would result in any person beneficially owning 30% or more of any class of equity securities of DSC or any of its material subsidiaries, or a substantial portion of the assets of DSC or any of its subsidiaries, taken as a whole, other than transactions contemplated by the Merger Agreement. For purposes of the Merger Agreement, a "Financially Superior Proposal" means an Acquisition Proposal which in the reasonable judgment of the DSC Board, based on such matters as it deems relevant, including the advice of DSC's financial advisor, (i) is likely to result in a transaction providing aggregate value greater than that provided pursuant to the Merger Agreement and (ii) is reasonably capable of being financed by the person making such Proposal. In the event that an executed Acceptable Confidentiality Agreement does not contain any standstill restrictions or contains standstill restrictions less restrictive than those in the Confidentiality Agreement or contains standstill restrictions which are then waived or not enforced by DSC then Alcatel shall similarly be released from the standstill restrictions in the Confidentiality Agreement or the standstill restrictions in the Confidentiality Agreement shall automatically be modified to be no more restrictive than those contained in the executed Acceptable Confidentiality Agreement or DSC shall waive and not enforce the standstill restrictions in the Confidentiality Agreement.

    The Merger Agreement provides that the DSC Board shall recommend approval and adoption of the Merger Agreement and the Merger by DSC's stockholders; except that it may withdraw, modify or change such recommendation if but only if
(i) it believes in good faith, based on such matters as it deems relevant, including the advice of DSC's financial advisors, that a Financially Superior Proposal has been made and (ii) it has determined in good faith, based on the advice of outside counsel, that the failure to withdraw, modify or change such recommendation is reasonably likely to result in a breach of the fiduciary duties of the DSC Board under applicable law.

RIGHTS AGREEMENT

    The Merger Agreement provides that prior to the earlier of (i) the vote of the stockholders of DSC at the Special Meeting or (ii) October 31, 1998, without the consent of Alcatel, DSC shall not (a) redeem the Rights or amend or modify or terminate the Rights Agreement other than to delay the Distribution Date (as defined therein) or to render the Rights inapplicable to the execution, delivery and performance of the Merger Agreement and the Merger or (b) permit the Rights to become non-redeemable at the redemption price currently in effect. The Merger Agreement also provides that, notwithstanding the foregoing, immediately prior to the Closing, DSC shall redeem the Rights.

REGULATORY APPROVALS

    The Merger Agreement provides that DSC and Alcatel shall cooperate with one another in seeking any such actions, consents, approvals or waivers or making any such filings and furnishing information required in connection with this Proxy Statement/Prospectus. Without limitation, each of DSC and Alcatel will use its reasonable best efforts to take or cause to be taken all actions necessary to obtain any clearance, waiver, approval or authorization relating to the HSR Act from regulatory Governmental Entities (as defined in the Merger Agreement). The Merger Agreement also provides that DSC and Alcatel will use their reasonable best efforts to resolve such objections, if any, as may be asserted with respect to the Merger or any other transaction contemplated thereby under any Antitrust Law (as defined below). To the extent necessary to satisfy certain conditions to the parties' obligations under the Merger Agreement insofar as Antitrust Laws are concerned, Alcatel has agreed to, and if so directed by Alcatel, DSC has agreed to and shall hold separate and/or divest certain assets or operations of DSC with net revenues not greater than $175 million for the year ended December 31, 1997. For purposes of the Merger Agreement, "Antitrust Law" means the Sherman Act, as amended, the Clayton Act, as amended, EC Merger Regulations and all other Federal, state and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate competition or actions having the purpose or effect of monopolization or restraint of trade. See "REGULATORY APPROVALS."

CONDITIONS TO THE CONSUMMATION OF THE MERGER

    Each party's obligation to consummate the Merger is subject to the satisfaction (or, to the extent permitted by applicable law, the waiver on or prior to the Effective Time) of the following conditions: (i) the Merger Agreement shall have been adopted, and the Merger approved, by the stockholders of DSC in accordance with applicable law; (ii) any applicable waiting periods under the HSR Act and the EC Merger Regulation (as defined below) relating to the Merger shall have expired or been terminated; (iii) no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the Merger or the other transactions contemplated by the Merger Agreement; (iv) the Form F-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order, and any material "Blue Sky" and other state securities laws applicable to the registration and qualification of the ADSs following the Closing shall have been complied with; (v) the ADSs issuable in accordance with the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance; (vi) the other party to the Merger Agreement having performed in all material respects its respective agreements and covenants contained in or contemplated by the Merger Agreement that are required to be performed by it at or prior to the Effective Time; (vii) the representations and warranties of the other party to the Merger Agreement set forth in the Merger Agreement, without giving effect to any materiality qualifications or limitations therein or any references therein to a Material Adverse Effect (as defined below), being true and correct in all respects as of the Effective Time (or to the extent such representations and warranties speak as of an earlier date, being true in all respect as of such earlier date, except (A) as otherwise contemplated by the Merger Agreement and (B) for such failures to be true and correct which in the aggregate would not have a

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Material Adverse Effect (as defined below); (viii) the receipt of an officer's certificate from an officer of the other party, dated as of the date of the Closing (the "Closing Date"), to the effect that to such officer's knowledge, the conditions set forth in (vi) and (vii), as they relate to each party respectively, have been satisfied or waived; and (ix) DSC and Alcatel each having received a tax opinion from their tax counsel, Baker & McKenzie and Skadden, Arps, Slate, Meagher & Flom LLP, respectively, in form and substance reasonably satisfactory to such party, dated the Closing Date, to the effect that the Merger will constitute a reorganization for United States federal income tax purposes within the meaning of Section 368(a) of the Code.

    For purposes of the Merger Agreement, "EC Merger Regulations" mean Council Regulation (EEC) No. 4064/89 of December 21, 1989 on the Control of Concentrations Between Undertakings, OJ (1989) L 395/1 (as amended) and the regulations and decisions of the Commission of the European Community or other organs of the European Union or European Community implementing such regulations.

    A "Material Adverse Effect" means, when used in connection with DSC or Alcatel, a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of such party and their respective subsidiaries, taken as a whole, that is not a result of general changes in the economy in which such entities operate.

    Additionally, Alcatel's obligations to consummate the Merger are further subject to the satisfaction (or to the extent permitted by applicable law, the waiver on or prior to the Effective Time) of the following conditions: (i) all foreign laws regulating competition, antitrust, investment or exchange control shall have been complied with, and all approvals required under such foreign laws shall have been received; (ii) certain third party consents, approvals and waivers shall have been obtained and DSC's representation regarding non-contravention of agreements shall be true and correct in all respects as of the closing without giving effect to the disclosure schedule provided by DSC in connection with the Merger Agreement; (iii) no suit, action, proceeding or investigation by any governmental entity, including the European Commission or any organ of the European Union, shall have been commenced (and be pending) against Alcatel, DSC or Newco or any of their respective affiliates, partners, associates, officers or directors, or any officers or directors of such partners, seeking (A) to prevent or delay the transactions contemplated by the Merger Agreement, (B) material damages in connection therewith, (C) any other remedy which would materially impair the intended benefits to Alcatel of the Merger or otherwise have a Material Adverse Effect on either DSC or Alcatel or
(D) to impose criminal liability on any of the foregoing entities or persons (each of (A)-(D), a "Material Adverse Consequence") and in each case, other than
(D), which Alcatel reasonably believes is reasonably likely to result in a Material Adverse Consequence; and (iv) Alcatel shall have received certain affiliate agreements from certain officers and directors of DSC.

TERMINATION AND FEES

    The Merger Agreement may be terminated and the transactions contemplated by the Merger Agreement may be abandoned at any time prior to the Closing Date, whether before or after DSC has obtained stockholder approval: (a) by the mutual written consent of DSC and Alcatel; (b) by either DSC or Alcatel, if the Merger has not been consummated by March 31, 1999, or such other date, if any, as DSC and Alcatel shall agree upon; PROVIDED THAT the party seeking to terminate pursuant to this provision shall not have breached in any material respect its obligations under the Merger Agreement; (c) by either DSC or Alcatel, if there shall be any law or regulation that makes consummation of the transactions contemplated by the Merger Agreement illegal or if any judgment, injunction, order or decree enjoining Alcatel, Newco or DSC from consummating the transactions contemplated by the Merger Agreement is entered and such judgment, injunction, order or decree shall have become final and nonappealable; (d) by Alcatel, if (i) the DSC Board shall have withdrawn or modified or amended in any respect adverse to Alcatel or Newco its approval or recommendation of the Merger or (ii) the DSC Board shall have recommended to the stockholders of DSC any Acquisition Proposal or shall have resolved or announced an intention to do so, or (iii) a tender offer or exchange offer for 30% or more of the outstanding shares of Common Stock is

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
announced or commenced and either (A) the DSC Board recommends acceptance of such tender offer or exchange offer by its stockholders or (B) within 10 business days thereof, the DSC Board shall have failed to recommend against acceptance of such tender offer or exchange offer by its stockholders or (iv) DSC shall have otherwise breached (A) its obligations relating to the holding of the Special Meeting, (B) its agreement to not solicit any Acquisition Proposal or (C) its obligations relating to the Rights Agreement; (e) by either DSC or Alcatel, if the approval of the stockholders of DSC of the Merger and the adoption of the Merger Agreement shall not have been obtained at a duly held meeting of stockholders of DSC or any adjournment thereof; (f) by DSC, if the average of the daily closing prices per ADS as reported on the NYSE Composite Tape for the twenty consecutive full NYSE trading days immediately preceding the second full NYSE trading day prior to the Special Meeting shall be less than the Floor Price (as herein defined). As used in the Merger Agreement, the term "Floor Price" shall mean $37 unless the average of the Standard & Poor's 500 Index for such 20 consecutive day period is less than or equal to 92% of the Standard & Poor's 500 Index immediately following the close of business on June 3, 1998, in which event the Floor Price shall be $35; (g) by DSC, after October 31, 1998, for the purpose of accepting a Financially Superior Proposal, so long as the adoption of the Merger Agreement and the approval of the Merger by DSC's stockholders at the Special Meeting shall not have been obtained prior to such termination; or (h) by DSC, if the Closing does not occur as a result of the nonfulfillment of the condition set forth in clause (iii) of Alcatel' s conditions under "--Conditions to the Consummation of the Merger" and all other conditions necessary for the Closing have been satisfied or waived sixty days after the Closing would otherwise have been required to occur had clause (iii) of Alcatel's conditions under "-- Conditions to the Consummation of the Merger" been satisfied or waived.

    TERMINATION FEE. DSC will pay Alcatel in immediately available funds by wire transfer an amount equal to $120 million (the "Termination Fee") (less in the case of (ii) below any amount previously paid pursuant to the Alternative Termination Fee (as defined below)) if:

        (i) the Merger Agreement is terminated by Alcatel pursuant to clause (d) under "-- Termination and Fees;"

        (ii) the Merger Agreement is terminated by either DSC or Alcatel pursuant to clause (e) under "--Termination and Fees" and an Acquisition Proposal had been commenced, proposed or disclosed, and had not been irrevocably withdrawn, prior to the vote of stockholders of DSC and, within one year of such termination, DSC accepts a written offer or enters into an agreement to consummate (or there is actually consummated) (A) an Acquisition Proposal with such party or any affiliate thereof, or (B) an Acquisition Proposal providing for consideration in excess of either that contained in the initial Acquisition Proposal or the consideration provided for pursuant to the Merger Agreement; PROVIDED THAT for purposes of determination of the termination fee, an Acquisition Proposal shall not be deemed to be irrevocably withdrawn if the offeror or any related party thereto or affiliate thereof shall have indicated any intent or evidenced any reasonable likelihood of resubmitting (or, within one year after termination of the Merger Agreement, actually makes or proposes) such proposal or any amended or substitute proposal (or enters into substantive negotiations with DSC with respect thereto);

       (iii) the Merger Agreement is (A) terminated by either DSC or Alcatel pursuant to clause (b) under "--Termination and Fees," (B) the Special Meeting had not been held prior to such termination and (C) an Acquisition Proposal had been commenced, proposed or disclosed, and, at least 60 days prior to such termination had not been irrevocably withdrawn; or

        (iv) the Merger Agreement is terminated by DSC pursuant to clause (g) under "-- Termination and Fees."

    ALTERNATIVE TERMINATION FEE. DSC will pay Alcatel in immediately available funds by wire transfer an amount equal to $60 million (the "Alternative Termination Fee") if the Merger Agreement is terminated by either DSC or Alcatel pursuant to clause (e) under "-- Termination and Fees" and an Acquisition

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Proposal had been commenced, proposed or disclosed and had not been irrevocably withdrawn, prior to the vote of the stockholders of DSC.

    The Merger Agreement provides that DSC shall pay the Termination Fee or Alternative Termination Fee required to be paid (if all conditions thereto have been satisfied) (x) prior to the termination of the Merger Agreement by DSC, (y) not later than one business day after the termination of the Merger Agreement by Alcatel or (z) in the case of clause (ii), one business day after such fee becomes due; PROVIDED THAT in the case of an Alternative Termination Fee, if the Acquisition Proposal is determined not to have been irrevocably withdrawn by reason of an Acquisition Proposal having been made or proposed after termination of the Merger Agreement, then such fee will be payable not later than one business day after such event. Notwithstanding the foregoing, Alcatel shall have the right to treat any termination by DSC of the Merger Agreement as invalid, and the right to so terminate as waived, if DSC fails to pay to Alcatel, at the appropriate time specified above, any Termination Fee required to be paid.

    For purposes of the "Termination and Fees" section only, "Acquisition Proposal" means any bona fide offer or proposal for a merger, consolidation, recapitalization, liquidation or other business combination involving DSC or the acquisition or purchase of over 30% or more of any class of equity securities of DSC, or any tender offer (including self-tenders) or exchange offer that if consummated would result in any person beneficially owning 30% or more of any class of equity securities of DSC or 30% of the assets of DSC and its subsidiaries, taken as a whole, other than the Merger, in each case providing for a specific amount, range of amounts or formula for determination of amount, of consideration to be paid to DSC or its stockholders; PROVIDED, HOWEVER, that an offer or proposal made prior to the termination of the Merger Agreement shall not for purposes of the Alternative Termination Fee be deemed an "Acquisition Proposal" if there is no reasonable basis to conclude that it is capable of being financed by the person making such proposal; PROVIDED FURTHER that the preceding proviso shall not apply in the event that DSC entered into negotiations with such person or furnished information to such person pursuant to "--No Solicitation; Recommendation."

EXPENSES

    The Merger Agreement provides that if the Merger Agreement is (i) terminated and the representations and warranties of DSC are not true in all material respects at the time of termination, (ii) terminated and there had been a Material Adverse Effect on DSC prior to the time of termination or (iii) terminated (A) pursuant to clause (b) under "--Termination and Fees" and the Special Meeting had not been held prior to such termination or (B) pursuant to clause (e) under "--Termination and Fees," DSC will pay Alcatel in immediately available funds an amount equal to Alcatel's reasonable out-of-pocket expenses, but in any event not to exceed $10 million, including expenses of financial advisors, outside legal counsel and accountants, incurred in connection with the transactions contemplated by the Merger Agreement. In no event shall DSC be liable for the payment of any Alcatel expenses if it has paid the Termination Fee or the Alternative Termination Fee.

CONDUCT OF BUSINESS PENDING THE MERGER

    The Merger Agreement provides that, until the Closing Date, DSC and its subsidiaries will conduct their businesses in the ordinary course consistent with past practice and will use their reasonable best efforts to preserve intact their business organizations and relationships with third parties and to keep available the services of their present officers and employees. The Merger Agreement also provides that until the Closing Date, each party to the Merger Agreement will not (and will not permit any of its subsidiaries to) take any action or knowingly omit to take any action that would make any of its representations and warranties contained in the Merger Agreement false in any material respect as of the Closing Date.

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AMENDMENTS; MODIFICATIONS AND WAIVER

    Except as otherwise provided in the Merger Agreement, any provision of the Merger Agreement may be amended, modified or waived by the parties thereto, by action taken by or authorized by their respective Boards of Directors, prior to the Closing Date if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by DSC and Alcatel or, in the case of a waiver, by the party against whom the waiver is to be effective; PROVIDED THAT, after the adoption of the Merger Agreement by the DSC stockholders, no such amendment shall be made except as allowed under applicable law. The Merger Agreement also provides that no failure or delay by any party in exercising any right, power or privilege thereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies contained in the Merger Agreement are cumulative and not exclusive of any rights or remedies provided by law.

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
                        COMPARISON OF STOCKHOLDER RIGHTS

DUTIES OF DIRECTORS

    ALCATEL

    As required by the Articles of Association (STATUTS) of Alcatel, Alcatel is managed by a Board of Directors (CONSEIL D'ADMINISTRATION) which must consist of no less than six and no more than 18 members (ADMINISTRATEURS), except in the event of a merger of Alcatel with another corporation (SOCIETE ANONYME), in which case such number can be increased to 30 for a maximum period of three years following the merger and subject to other specific conditions provided by French Corporation Law. The Board of Directors of Alcatel currently consists of 15 members. French Corporation Law requires that each member of the Board of Directors of a SOCIETE ANONYME be a stockholder thereof and hold a minimum number of shares specified in the Articles of Association. In that respect, the Alcatel Articles of Association require that each member of the Alcatel Board own at least 10 Alcatel Shares.

    The Alcatel Articles of Association provide that the Alcatel Board has the broadest powers to act in all circumstances on behalf of Alcatel within the scope of Alcatel's corporate purpose and without prejudice to the powers expressly granted to the stockholders of Alcatel as a matter of law. However, the limitation for the Alcatel Board to act within the scope of the corporate purpose is not enforceable against third parties who rely on any ULTRA VIRES act of the Alcatel Board, unless Alcatel is able to show that such third parties knew, or should have known given the circumstances, that such act was beyond the corporate purpose of Alcatel.

    The members of the Alcatel Board owe a duty of loyalty and care to Alcatel. Members of the Alcatel Board may be subject to civil and/or criminal liability in case of a breach of such duty of loyalty and care which can result from either a violation of the provisions of French Corporation Law or the Alcatel Articles of Association, or acts of mismanagement. Actions against one or several members of the Alcatel Board may be brought by any individual acting on his/her own behalf as a third party or as a stockholder of Alcatel suffering actual damage, or by stockholders of Alcatel acting, individually or collectively, for and on behalf of Alcatel (ACTION SOCIALE "UT SINGULI"). Except where liability arises out of acts taken by, and entrusted with, a specific member of the Alcatel Board (in which case liability is limited to such member of the Alcatel Board), all members of the Alcatel Board may be jointly and severally liable to Alcatel, its stockholders or third parties suffering damages.

    DSC

    Delaware law provides that the Board of Directors has the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of Delaware corporations owe fiduciary duties of care and loyalty to the corporations for which they serve as directors. Directors of Delaware corporations also owe fiduciary duties of care and loyalty to stockholders. Delaware courts have held that the directors of a Delaware corporation are required to exercise an informed business judgment in the performance of their duties. An informed business judgment means that the directors have informed themselves of all material information reasonably available to them.

    A director of a Delaware corporation, in the performance of such director's duties, is fully protected in relying, in good faith, upon the records of the corporation and upon such information, opinions, reports or statements presented to the corporation by any of the corporation's officers or employees, or committees of the board of directors, or by any other person as to matters the director reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the corporation.

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
    The DGCL does not contain any statutory provision permitting the board of directors, committees of the board and individual directors, when discharging the duties of their respective positions, to consider the interests of any constituencies other than the corporation or its stockholders. It is unclear under the current state of development of the Delaware law the extent to which the board of directors, committees of the board and individual directors of a Delaware corporation may, in considering what is in the corporation's best interests or the effects of any action on the corporation, take into account the interests of any constituency other than the stockholders of the corporation. In addition, the duty of the board of directors, committees of the board and individual directors of a Delaware corporation may be enforced directly by the corporation or may be enforced by a stockholder, as such, by an action in the right of the corporation, or may, in certain circumstances, be enforced directly by a stockholder or by any other person or group.

SIZE AND CLASSIFICATION OF THE BOARD OF DIRECTORS

    ALCATEL

    The Alcatel Board currently consists of 15 members. The Chairman of the Board of Directors (PRESIDENT DU CONSEIL D'ADMINISTRATION) is selected from the members of the Board of Directors appointed by the stockholders at an ordinary general meeting of stockholders (ASSEMBLEE GENERALE ORDINAIRE DES ACTIONNAIRES) and has a casting (tie-breaking) vote. The Alcatel Articles of Association provide that two members of the Alcatel Board must, at the time of their appointment, be both employees of Alcatel or an affiliate thereof (i.e. pursuant to the Alcatel Articles of Association, any company in which Alcatel holds, directly or indirectly, at least 50% of the voting rights or any company in which a company in the Alcatel Group holds, directly or indirectly, at least 50% of the voting rights), and members of a mutual fund formed as a result of a company shareholding scheme in which Alcatel or an affiliate thereof is a participant and which holds at least 75% of its portfolio in Alcatel Shares. In the event that any of these two members of the Alcatel Board fail to comply with the double condition stated above, such member is automatically deemed to have retired one calendar month after such non-compliance.

    The maximum term of office for members of the Alcatel Board cannot exceed six years. Pursuant to French Corporation Law, such members may be re-elected for additional terms, and there is no limit on the number of such additional terms, PROVIDED, HOWEVER, that, the maximum ages for holding a position as the Chairman of the Board, Chief Executive Officer and a member of the Alcatel Board are 68, 65 and 70, respectively, according to the Alcatel Articles of Association.

    DSC

    The DSC Amended and Restated Bylaws (the "DSC Bylaws") provide that the DSC Board shall consist of not less than seven, nor more than 15 members. Such number may be increased by the DSC Board. The DSC Restated Certificate of Incorporation (the "DSC Certificate") and the DSC Bylaws provide that the DSC Board be divided into three classes and for directors to be elected to serve staggered three-year terms with each class to consist as nearly as possible of one-third of the directors. The DSC Board currently consists of seven members.

REMOVAL OF DIRECTORS; FILLING VACANCIES ON THE BOARD OF DIRECTORS

    ALCATEL

    The members of the Alcatel Board may be removed, with or without cause (REVOCATION "AD NUTUM") prior to the expiration of their terms by a majority vote of the stockholders. Under French Corporation Law, removal of a member of the Alcatel Board will not subject Alcatel to liability unless the removed director shows that such director's removal was made in an injurious and vexatious manner (CIRCONSTANCES INJURIEUSES OU VEXATOIRES).

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
    As required by French Corporation Law and the Alcatel Articles of Association, in the case of vacancies resulting from the resignation or death of a member of the Alcatel Board, if the number of remaining members of the Alcatel Board exceeds three, such remaining members may fill the vacancy by appointing a new member of the Alcatel Board, such appointment being subject, however, to the ratification thereof by the stockholders at their next general meeting. In the event that the employment contract of an employee member of the Alcatel Board is terminated, or such member of the Alcatel Board resigns, dies or is removed from office, or such director's office becomes vacant for any other reason, such vacancy is filled for the remaining term of office by the new employee of Alcatel determined at the time of appointment and complying with the conditions stated above.

    Under French Corporation Law, any change in the structure of the Board of Directors of a SOCIETE ANONYME as a result of the removal, resignation or death of one or several of its members must be disclosed to the public within one month of such change.

    DSC

    The stockholders of DSC may remove any director for cause upon the affirmative vote of the holders of a majority of the voting power of all voting stock then outstanding. In the case of vacancies created by such removals or otherwise, the DSC Bylaws provide that the vacancy be filled by the vote of a majority of the directors remaining in office, although less than a quorum, and not by the stockholders.

STOCKHOLDER NOMINATIONS

    ALCATEL

    Under French Corporation Law, stockholders can nominate individuals for the Alcatel Board at a stockholders' meeting, provided that such nomination is part of the agenda of the stockholders' meeting. The nomination must contain the name, age, professional references, professional activity for the past five years of the candidate and the number of Alcatel shares owned by such candidate, if any. Such information must be made available to the stockholders by the Alcatel Board no less than five days before the meeting. In addition, if the agenda for the stockholders' meeting includes the election of members of the Alcatel Board, any stockholder may propose his/her election to the Alcatel Board at the stockholders' meeting, even if he/she has not availed himself/herself of the procedures to make such nomination in advance of the stockholders' meeting and to have the Alcatel Board notify the Stockholders of such nomination in advance of the stockholders' meeting.

    DSC

    The DSC Bylaws establish procedures that must be followed for stockholders to nominate individuals for election to the DSC Board. Nominations by stockholders of individuals for election to the DSC Board must be made by delivering written notice of such nomination to the Secretary of DSC not less than 70 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting at which directors will be elected, provided, however, that if the annual meeting is advanced by more than 20 days or delayed by more than 70 days from such anniversary date, notice by the stockholder must be delivered not earlier than the ninetieth day prior to such annual meeting and not later than the close of business on the later of the seventieth day prior to such annual meeting or the tenth day following the day on which public announcement of the date of the meeting is first made. The nomination notice must set forth certain information about the stockholder making the nomination, including name and address and class and number of shares of capital stock of DSC beneficially owned by such stockholder. The nomination notice must set forth certain information about the persons to be nominated, including information concerning the nominees' principal occupations or employment and the class and number of shares of DSC that are beneficially owned by each such person and must include the written consent of the nominee.

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
ACTION BY WRITTEN CONSENT

    ALCATEL

    French Corporation Law does not permit stockholders to act by written consent outside a general stockholders' meeting.

    DSC

    The DGCL provides that unless otherwise specified in the certificate of incorporation, stockholders may take action by written consent in lieu of a meeting; provided that consents in writing are signed by the HOLDERS of outstanding stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting and the other requirements of
Section 228 of the DGCL are complied with. The DSC Certificate does not restrict stockholder action by written consent.

STOCKHOLDER MEETINGS

    ALCATEL

    As required by the Alcatel Articles of Association, an annual ordinary general meeting of the stockholders (ASSEMBLEE GENERALE ORDINAIRE ANNUELLE) must be held annually during the first six months of the year in order, among other things, to elect the members of the Alcatel Board, to ratify agreements between Alcatel and the management, to receive the written report of the Chairman and the statutory auditor on the operations of the corporation for the past fiscal year and to approve the financial statements therefor.

    All stockholders' meetings, whether ordinary or extraordinary, are held pursuant to a notice sent by the Alcatel Board. In the event the Alcatel Board fails to send such notice, stockholders representing 10% of the registered capital of Alcatel may petition the President of the Commercial Court (PRESIDENT DU TRIBUNAL DE COMMERCE) to order the calling of a stockholders' meeting. A notice calling (CONVOCATION) for the stockholders' meeting must be published in a legal newspaper (BULLETIN D'ANNONCES LEGALES OFFICIEL) at least 15 days before the stockholders' meeting is held.

    A quorum for an ordinary general stockholders' meeting consists of the holders of shares constituting one-fourth of the voting power of the outstanding shares of Alcatel entitled to vote. A quorum for an extraordinary stockholders' meeting consists of the holders of shares constituting one-third of the voting power of the outstanding shares of Alcatel entitled to vote. A majority of the vote cast is required for actions taken at an ordinary stockholders' meeting and a qualified majority equal to 66.66% of the vote cast is required for actions taken at an extraordinary stockholders' meeting, provided that unanimity is required to increase liabilities of stockholders.

    DSC

    Under the DGCL, if the annual meeting for the election of directors is not held on a designated date, the directors are required to cause such meeting to be held as soon thereafter as may be convenient. If they fail to do so for a period of 30 days after the designated date, or if no date has been designated for a period of 13 months after the organization of the corporation or after its last annual meeting, the Court of Chancery may summarily order a meeting to be held upon application of any stockholder or director.

    A special meeting of stockholders of DSC may be called only by a majority of the DSC Board or the Chairman of the Board. A quorum for a meeting of the stockholders of DSC generally consists of the holders of shares constituting a majority of the voting power of the outstanding shares of DSC entitled to vote. A majority of the votes cast is generally required for an action by the stockholders of DSC.

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STOCKHOLDER PROPOSALS

    ALCATEL

    Under French Corporation Law, stockholders representing, individually or collectively, a portion of the capital of Alcatel equal to at least FF 33,964,816 (based on the current share capital of Alcatel) may request that a resolution that they proposed for adoption at such meeting be included in the agenda. Such request must be made within 10 days of the publication of the notice (AVIS DE REUNION) of the stockholders' meeting in a legal newspaper (BULLETIN D'ANNONCES LEGALES OFFICIEL) and must specify the reasons for such resolution. In addition, French Corporation Law requires that the Alcatel Board respond during such meeting to any questions submitted in writing by any stockholder.

    DSC

    The DSC Bylaws establish procedures that must be followed for a stockholder to submit a proposal at an annual meeting of stockholders (other than a proposal submitted under the Commission's stockholder proposal rules). No proposal for a vote may be submitted to the stockholders by a stockholder unless such submitting stockholder has timely filed with the Secretary of DSC a written statement setting forth specified information, including a brief description of the proposal and the reasons for bringing such business before the annual meeting, the name and address of the person making the proposal, the class and number of shares of capital stock of DSC beneficially owned by such person, and any material interest of the stockholder in such business.

REQUIRED VOTE FOR AUTHORIZATION OF CERTAIN ACTIONS

    ALCATEL

    Under French Corporation Law, the following fundamental transactions require the approval of the holders of a qualified majority of at least 66.66% of the shares entitled to vote: amendments to the Articles of Association, transfer of the registered office to a non-neighboring DEPARTEMENT, increase or decrease of the registered capital, exclusion of the stockholders' preemptive rights, issuance of debentures convertible into new or already issued stock, authorization of employee stock purchase plans and authorizations of mergers, spinoffs, partial contribution of assets, dissolution of the corporation and disposition of all or substantially all of the assets of Alcatel. In addition, the transformation of the corporation into another type of legal entity requires, depending on the new type of entity, either a unanimous vote of the stockholders or the approval of the holders of a qualified majority of at least 75% or 66% of the shares entitled to vote.

    DSC

    Under the DGCL, fundamental corporate transactions (such as mergers, sales of all or substantially all of the corporation's assets and dissolutions) require the approval of the holders of a majority of the shares entitled to vote. The DSC Certificate, however, imposes a super-majority provision requiring that at least three-fourths of the holders of shares entitled to vote, approve any merger, consolidation or disposition of substantially all of the assets to or with another person or entity, if on the date of such vote, the other person or entity owns 5% or more of the shares of DSC capital stock. The DGCL permits a corporation to increase the minimum percentage vote required. Under the DGCL, amendment of the certificate of incorporation requires the approval of the Board of Directors and the holders of a majority of each class of shares entitled to vote. Under the DGCL, a corporation's bylaws may also be amended by the stockholders.

APPRAISAL RIGHTS

    ALCATEL

    A valuation award proceeding is available to Alcatel's stockholders under French Corporation Law and the rules and regulations of the French securities regulatory authority that evaluates a tender offer (REGLEMENT DU CONSEIL DES MARCHES FINANCIERS) in the event of a voluntary or forced withdrawal of minority stockholders from a corporation as a consequence of a squeeze-out triggered by stockholders owning at least 95% of the voting rights of the stock of the corporation. Rights of appraisal are not available to Alcatel Stockholders in connection with the Merger.

    DSC

    The rights of stockholders to demand payment in cash by a corporation of the fair value of their shares under certain circumstances are called appraisal rights under the DGCL. The DGCL does not afford appraisal rights to holders of shares which are either listed on a national securities exchange, quoted on the NNM or held of record by more than 2,000 stockholders when the plan of merger or consolidation converts such shares solely into stock of the surviving corporation or stock of another corporation (or cash in lieu of fractional shares) which is either listed on a national securities exchange, quoted on the NNM or held of record by more than 2,000 stockholders. In addition, Delaware law denies appraisal rights to the stockholders of the surviving corporation in a merger if such merger did not require for its approval the vote of the stockholders of such surviving corporation. Thus, rights of appraisal are not available to DSC stockholders in connection with the Merger.

PREEMPTIVE RIGHTS

    ALCATEL

    Under French Corporation Law, an existing stockholder of a SOCIETE ANONYME has a preemptive right (DROIT PREFERENTIEL DE SOUSCRIPTION) to subscribe for any shares, debt instruments convertible into shares and participating debt instruments issued by such SOCIETE ANONYME in proportion to the shares already held by such stockholder (SOUSCRIPTION A TITRE IRREDUCTIBLE), unless such right is excluded at an extraordinary general stockholders' meeting. Under certain conditions, unexercised preemptive rights may be transferred to third parties. If expressly authorized at the extraordinary general Stockholders' meeting approving the capital increase, the stockholders or the third parties to whom preemptive rights were transferred may subscribe for the shares subject to the capital increase above and beyond their pro rata interest in the share capital of the corporation (SOUSCRIPTION A TITRE IRREDUCTIBLE) by purchasing the stock reserved for stockholders who neither exercised nor transferred their preemptive rights.

    DSC

    Under the DGCL, stockholders have no preemptive rights to subscribe for additional issues of stock or for any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation. The DSC Certificate does not provide for preemptive rights.

STOCK REPURCHASES

    ALCATEL

    Under French Corporation Law, a SOCIETE ANONYME may acquire, subject to certain limitations set forth at the stockholder's ordinary general meeting, up to 10% its own shares only in connection with: (i) a capital decrease not resulting from corporate losses (REDUCTION DU CAPITAL NON MOTIVEE PAR DES PERTES), (ii) stock option plans (ATTRIBUTION D'OPTIONS D'ACHAT D'ACTIONS AUX SALARIES), (iii) the improvement of its financial situation, (iv) the orderly trading of the corporation's shares on the stock markets and (iv) a merger or similar transactions.

    DSC

    Under the DGCL, a corporation may purchase or redeem its own shares unless the capital of the corporation is impaired or when such purchase or redemption would cause an impairment of the capital of the corporation. A Delaware corporation may, however, purchase or redeem out of capital any of its preferred shares if such shares will be retired upon acquisition, thereby reducing the capital of the corporation.

ANTI-TAKEOVER STATUTES

    ALCATEL

    French law does not contain any anti-takeover statutes. However, a number of provisions are available to a SOCIETE ANONYME under the French Corporation Law that may have certain anti-takeover effects. These provisions include, among other things, the repurchase by the corporation of its own shares in connection with a decrease of its share capital, the issuance of shares with double voting rights (ACTIONS A DROIT DE VOTE DOUBLE), limitations of the voting power of each stockholder and stockholders agreements providing for preemptive rights in case of a sale of shares by a stockholder.

    DSC

    Section 203 of the DGCL contains certain "anti-takeover" provisions that apply to a Delaware corporation, unless the corporation elects not to be governed by such provision in its certificate of incorporation or bylaws. Neither the DSC Certificate nor the DSC Bylaws contain such an election. Thus, DSC is governed by Section 203 of the DGCL, which precludes a corporation from engaging in any "business combination" (I.E., mergers, consolidations, sales of substantially all assets, etc.) with any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that owns 15% or more of the outstanding voting stock of the corporation (except for any such person whose ownership of shares in excess of the 15% limitation is the result of action taken solely by the corporation) for a period of three years following the time that such stockholder obtained ownership of more than 15% of the outstanding voting stock of the corporation. The three-year waiting period does not apply, however, if (i) prior to the time such person obtained ownership of more than 15% of the outstanding voting stock of the corporation, the board of directors of the corporation approved either the business combination or the transaction which resulted in such stockholder owning in excess of 15% of such stock, (ii) upon consummation of the transaction which resulted in the stockholder owning in excess of 15% of the outstanding voting stock of the corporation, such stockholder owned at least 85% of the voting stock of the corporation outstanding at the time that the transaction commenced, or (iii) at or subsequent to such time as the stockholder obtained more than 15% of the outstanding voting stock of the corporation, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the acquiring stockholder.

LIMITATION ON DIRECTORS' LIABILITY

    ALCATEL

    French Corporation Law prohibits any limitation, exclusion or waiver of the personal liability of the members of the Board of Directors for damages due to breach of duty in their official capacity.

    DSC

    The DGCL permits a corporation to limit a director's personal liability, with certain specified exemptions. Such a limitation must be set forth in the corporation's certificate of incorporation. The DSC Certificate currently eliminates a director's personal liability for monetary damages to the fullest extent permitted by Delaware law. As a result, a DSC director presently has no monetary liability except for liability for (i) breach of the duty of loyalty,
(ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) declaration of an improper dividend or an improper redemption of stock or (iv) any transaction from which the director derived an improper personal benefit.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

    ALCATEL

    Under French Corporation Law, members of the Board of Directors of a SOCIETE ANONYME are liable for their management as a matter of public policy and as a consequence, the Articles of Association cannot restrict such liability. However, if a director sued by a third party finally prevails in a litigation on all counts (i.e., is not found at fault) but is nevertheless required to bear attorneys' fees and costs, the company could validly reimburse such fees and costs pursuant to a contract. If the indemnification arrangement is concluded after the adoption of the Articles of Association, it would require stockholder approval.

    DSC

    The DSC Bylaws require indemnification of its directors and officers to the fullest extent permitted under Delaware law. The DGCL permits a corporation to indemnify any person involved in a third party action by reason of his agreeing to serve, serving or formerly serving as an officer or director of the corporation, against expenses, judgments, fines and settlement amounts paid in such third party action (and against expenses incurred in any derivative action), if such person acted in good faith and reasonably believed that his actions were in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. Furthermore, the DGCL provides that a corporation may advance expenses incurred by officers and directors in defending any action upon receipt of an undertaking by the person to repay the amount advanced if it is ultimately determined that such person is not entitled to indemnification.

    In general, no indemnification for expenses in derivative actions is permitted under the DGCL where the person has been adjudged liable to the corporation, unless a court finds him entitled to such indemnification. If, however, the person has been successful in defending a third party or derivative action, indemnification for expenses incurred is mandatory under the DGCL.

    Under the DGCL, the statutory provisions for indemnification are nonexclusive with respect to any other rights, such as contractual rights, to which a person seeking indemnification may be entitled. Delaware law does not expressly permit such contractual or other rights to provide for indemnification against judgments and settlements paid in a derivative action.

CUMULATIVE VOTING

    ALCATEL

    The French Corporation Law does not allow cumulative voting in the election of members of the Board of Directors. Under French Corporation Law, as a general rule, each stockholder is entitled to one vote per share of stock. In addition, the Alcatel Articles of Association provide for double voting rights which are attached to all fully paid-up registered shares registered in the name of the same stockholder for a period of at least three years. The Alcatel Articles of Association further provide that, regardless of the number of Alcatel Shares that a stockholder possesses directly or indirectly, no stockholder may cast more than 8% of the votes attached to the shares present or represented when any resolution at any Stockholders' meeting is put to the vote. However, this limit may be increased up to 16% if such stockholder is further entitled to double vote.

    DSC

    Under the DGCL, each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. In addition, under the DGCL, cumulative voting in the election of directors is only permitted if expressly authorized in a corporation's certificate of incorporation. The DSC Certificate does not expressly authorize cumulative voting.

CONFLICT-OF-INTEREST TRANSACTIONS

    ALCATEL

    Under French Corporation Law, transactions involving a SOCIETE ANONYME and a member of the Board of Directors which are not at arm's length are subject to the Board of Directors' prior consent (CONVENTIONS REGLEMENTEES). The statutory auditor must be informed of the transaction within one month following its consummation and must prepare a report to be submitted to the stockholders for approval at their next meeting. In the event the transaction is not approved by the stockholders, it will remain enforceable by third parties as against the corporation, but the latter may in turn hold the interested member of the Board of Directors liable for any damages it may suffer as a result thereof.

    DSC

    The DGCL generally permits transactions involving a Delaware corporation and an interested director of that corporation if (a) the material facts as to the director's relationship or interest are disclosed and a majority of disinterested directors consent, (b) the material facts are disclosed as to the director's relationship or interest and holders of a majority of shares entitled to vote thereon consent or (c) the transaction is fair to the corporation at the time it is authorized by the Board of Directors, a committee of the Board of Directors or the stockholders.

DIVIDENDS

    ALCATEL

    Under French Corporation Law, dividends may only be declared out of distributable profits (BENEFICE DISTRIBUABLE) which are equal to net profits minus any losses carried forward (REPORTS A NOUVEAU DEFICITAIRES) or reserves allocations plus any profits carried forward (REPORTS A NOUVEAU BENEFICIARIES) and special reserves created by the stockholders, as the case may be. Dividends may be declared only after the stockholders have approved the financial statements of Alcatel for the past fiscal year and have determined the amount of distributable profits. However, interim dividends (ACOMPTES SUR DIVIDENDES) may be declared from time to time during the fiscal year by the Alcatel Board if Alcatel shows net profits, as reflected in an interim balance sheet duly certified by its statutory auditor, in an amount sufficient to pay the proposed interim dividends.

    DSC

    The DGCL permits dividends to be paid out of (i) surplus (the excess of net assets of the corporation over capital), or (ii) if the corporation does not have adequate surplus, net profits for the current or immediately preceding fiscal year, unless the net assets are less than the capital of any outstanding preferred stock. In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the Board of Directors, without regard to their historical book value.

LOANS TO DIRECTORS

    ALCATEL

    French Corporation Law strictly prohibits the granting of loans by a SOCIETE ANONYME to any member of the Board of Directors who is an individual and their dependents. The granting of loans by a SOCIETE ANONYME to a member of the Board of Directors that is a company is permissible; provided that the conditions under the conflict-of-interest transaction procedures are satisfied.

    DSC

    Under the DGCL, loans can generally be made to officers and directors upon approval by the Board of Directors.

STOCKHOLDER SUITS

    ALCATEL

    Under French Corporation Law, stockholders representing, individually or collectively, a portion of the capital of Alcatel equal to at least FF 33,964,816 (based on the current share capital of Alcatel) may bring an action for and on behalf Alcatel (ACTION SOCIALE "UT SINGULI") to allow Alcatel to recover any damages suffered by it.

    DSC

    Under the DGCL, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on his or her own behalf and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if such person was a stockholder at the time of the transaction which is the subject of the suit or his or her stock thereafter devolved upon him or her by operation of law. Additionally, under Delaware case law, the plaintiff generally must be a stockholder not only at the time of the transaction which is the subject of the suit, but also through the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile.

                              REGULATORY APPROVALS

    The Merger is subject to the expiration or termination of the applicable waiting period under the HSR Act. Certain aspects of the Merger will require notification to, and filings with, certain authorities in certain states and non-U.S. jurisdictions, including foreign jurisdictions where DSC and Alcatel currently operate. Under the HSR Act and the rules promulgated thereunder by the FTC, the Merger may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division and the applicable waiting period has expired or been terminated. On June 18, 1998, DSC and Alcatel filed Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division. On July 17, 1998, DSC and Alcatel each received a request for additional information and other materials from the Antitrust Division. At any time before or after the Effective Time, and notwithstanding expiration of the waiting period under the HSR Act, any state could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the consummation of the Merger or seeking divestiture of substantial assets of DSC. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

    The antitrust and competition laws of certain other foreign jurisdictions require (or, in some instances, provide for on a voluntary basis) notification of certain transactions and the observance of pre-consummation waiting periods. Alcatel and DSC will make any such required filings (and, if deemed in Alcatel's and DSC's interests, any such voluntary filings) with the appropriate antitrust and competition authorities as promptly as practicable. There can be no assurance that a challenge to the Merger will not be made on antitrust or competition grounds or, if such a challenge were to be made, what the outcome would be.

       SECURITY OWNERSHIP OF CERTAIN DSC BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth information with respect to the shares of Common Stock owned of record and beneficially as of July 15, 1998 (unless otherwise noted), by (i) each current director of DSC, (ii) each named executive officer of DSC, (iii) all directors and executive officers of DSC as a group, and (iv) each person known to DSC who is a beneficial holder of more than five percent of the shares of Common Stock.

                                                                           AMOUNT AND NATURE OF
                                                                           BENEFICIAL OWNERSHIP   PERCENT OF CLASS
NAME AND BENEFICIAL OWNER                                                          (1)                   (2)
------------------------------------------------------------------------  ----------------------  -----------------
AXA Assurances I.A.R.D. Mutuelle (3)....................................         11,672,225                9.47%
  21, rue de Chareaudon,
  75009 Paris, France

FMR Corp. (4)...........................................................          7,908,656                6.42%
  82 Devonshire Street
  Boston, Massachusetts 92109

George Soros(5).........................................................          6,203,500                5.03%

Allen R. Adams..........................................................            193,591                   *

Wylie D. Basham.........................................................            224,825                   *

Raymond J. Dempsey......................................................             49,000                   *

James L. Donald.........................................................          3,868,412                3.17%

Sir John Fairclough.....................................................             69,000                   *

James L. Fischer........................................................             63,000                   *

Robert S. Folsom (6)....................................................            125,000                   *

William O. Hunt.........................................................              9,000                   *

Gerald F. Montry (7)....................................................            510,956                   *

Michael J. Pisterzi.....................................................            165,056                   *

All directors and current executive officers as a group (13 persons)....          5,517,975                4.48%

------------------------

*   Ownership of less than 1% of the outstanding Common Stock.

(1) Each individual, unless otherwise noted, has sole voting and investment power with respect to all shares owned by such individual. Includes shares that a person has a right to acquire if such right is exercisable within 60 days as follows: Allen R. Adams, 178,846 shares; Wylie D. Basham, 198,000 shares; Raymond J. Dempsey, 37,000 shares; James L. Donald 2,820,000 shares; Sir John Fairclough, 47,000 shares; James L. Fischer, 47,000 shares; Robert
    S. Folsom, 37,000 shares; William O.Hunt, 7,000 shares; Gerald F. Montry, 385,000 shares (directly) and 70,000 shares (indirectly); Michael J. Pisterzi, 149,500 shares; and all directors and current executive officers as a group (13 persons), 4,193,667 shares.

(2) Based upon 119,067,374 shares of Common Stock outstanding as of July 23, 1998, plus any shares of Common Stock under options of the particular director, executive officer or stockholder, or, in the case of all directors and current executive officers as a group, under options of all directors and current executive officers as a group.

(3) According to the Schedule 13G filed February 13, 1998, at December 31, 1997, AXA Assurances I.A.R.D. Mutuelle; AXA Assurances Vie Mutuelle; Alpha Assurances Vie Mutuelle; AXA Courtage Assurance Mutuelle; AXA-UAP; and The Equitable Companies Incorporated, as a group, had sole voting power with respect to 2,643,975 shares, shared voting power with respect to 8,780,900 shares, sole dispositive power with respect to 11,671,025 shares and shared dispositive power with respect to 1,200 shares. Other members of the group are The Equitable Life Assurance Society of the United States; Alliance Capital Management L.P.; Donaldson Lufkin Jenrette Securities Corporation; and Wood, Struthers &Winthrop Management Corp., each of which is a subsidiary of The Equitable Companies Incorporated.

(4) According to the Schedule 13G filed February 10, 1998, at December 31, 1997, FMR Corp., Edward C. Johnson 3d, and Abigail P. Johnson, as a group, were the beneficial owners of 7,908,656 shares of Common Stock. FMR Corp., a member of the above group, had sole voting power with respect to 226,681 shares and sole dispositive power with respect to 7,908,656 shares, and each of Edward C. Johnson 3d, and Abigail P. Johnson, also members of the above group, had sole dispositive power with respect to 7,908,656 shares.

(5) According to the Schedule 13G filed June 22, 1998, at June 19, 1998 Quantum Industrial Partners LDC ("QIP"), QIH Management Investor, L.P. ("QIHMI"), QIH Management, Inc. ("QIHM"), Soros Fund Management LLC ("SFM"), George Soros ("Soros"), Stanley F. Druckenmiller ("Druckenmiller"), Winston Partners, L.P. ("Winston L.P."), Chatterjee Fund Management, L.P. ("CFM"), Winston Partners II LDC ("Winston LDC"), Winston Partners II LLC ("Winston LLC"), Chatterjee Advisors LLC ("Chatterjee LLC"), Chatterjee Management Company ("CMC") and Dr. Purnendu Chatterjee ("Chatterjee"), as a group were the owners of 6,203,500 shares of Common Stock. QIP, QIHMI and QIHM, as a group, had shared voting power and shared dispositive power with respect to 1,578,500 shares. SFM had sole voting power and sole dispositive power with respect to 2,708,300 shares, and shared voting power and shared dispositive power with respect to 1,578,500 shares. Soros had sole voting power and sole dispositive power with respect to 676,500 shares, and shared voting power and shared dispositive power with respect to 4,286,800 shares. Druckenmiller had shared voting power and shared dispositive power with respect to 4,286,800 shares. Each of Winston L.P. and CFM had sole voting power and sole dispositive power with respect to 201,000 shares. Winston LDC had sole voting power and sole dispositive power with respect to 686,000 shares. Winston LLC had sole voting power and sole dispositive power with respect to 353,200 shares. Each of Chatterjee LLC and CMC had sole voting power and sole dispositive power with respect to 1,039,200 shares. Chatterjee had sole voting power and sole dispositive power with respect to 1,240,200 shares, and shared voting power and shared dispositive power with respect to 1,578,500 shares.

(6) Includes 14,000 shares held indirectly by Mr. Folsom.

(7) Include 6,000 shares held indirectly by Mr. Montry.

                           LEGAL MATTERS AND EXPERTS

    The validity of the Alcatel Shares, including those underlying the ADSs offered hereby will be passed upon by Pascal Durand-Barthez, general counsel of Alcatel.

    The consolidated financial statements of DSC incorporated by reference in its Annual Report (Form 10-K) for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and included herein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The consolidated financial statements of Alcatel incorporated in this Proxy Statement/Prospectus have been audited by Arthur Andersen, LLP, independent auditors, as stated in their report which has been given upon their authority as experts in accounting and auditing.

                  OTHER INFORMATION AND STOCKHOLDER PROPOSALS

    Management of DSC knows of no other matters that may properly be, or which are likely to be, brought before the Special Meeting. However, if any other matters are properly brought before the Special Meeting, the persons named in the enclosed Proxy or their substitutes will vote the Proxies in accordance with their judgment with respect to such matters, unless authority to do so is withheld in the Proxy.

    Proposals which stockholders intend to present at DSC's 1999 Annual Meeting of Stockholders and wish to have included in DSC's proxy materials must be received by DSC no later than December 1, 1998. No such meeting will be held if the Merger is consummated prior to the date thereof.

                                          By Order of the Board of Directors

                                                       [LOGO]

                                          George B. Brunt
                                          Vice President, Secretary and General
                                          Counsel

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                          PAGE
                                                                                                        ---------
DSC COMMUNICATIONS CORPORATION

    Report of Independent Auditors....................................................................        F-2

    Consolidated Statements of Operations for the years ended December 31, 1997, 1996 and 1995........        F-3

    Consolidated Balance Sheets at December 31, 1997 and 1996.........................................        F-4

    Consolidated Statements of Cash Flows for the years ended December 31, 1997, 1996 and 1995........        F-5

    Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 1997,
      1996 and 1995...................................................................................        F-6

    Notes to Consolidated Financial Statements........................................................        F-7

ALCATEL ALSTHOM

    Report of Independent Auditors....................................................................       F-28

    Consolidated Income Statements for the years ended December 31, 1997, 1996 and 1995...............       F-29

    Consolidated Balance Sheets at December 31, 1997, 1996 and 1995...................................       F-30

    Consolidated Statements of Cash Flows for the years ended December 31, 1997, 1996 and 1995........       F-31

    Consolidated Statement of Changes in Shareholders' Equity for the years ended December 31, 1997,
      1996 and 1995...................................................................................       F-32

    Information by:

    - Business segment................................................................................       F-33

    - Geographical segment............................................................................       F-35

    Notes to Consolidated Financial Statements:

    - Summary of accounting policies..................................................................       F-36

    - Summary of differences between accounting principles followed by the Company and United States
      generally accepted accounting principles ("U.S. GAAP")..........................................       F-71

    All schedules have been omitted since they are not required under the applicable instructions or the substance of the required information is shown in the financial statements.

                         REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF DSC COMMUNICATIONS CORPORATION:

    We have audited the accompanying consolidated balance sheets of DSC Communications Corporation and subsidiaries (the "Company") as of December 31, 1997 and 1996 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                                               ERNST & YOUNG LLP

Dallas, Texas
January 26, 1998

                DSC COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                  YEARS ENDED DECEMBER 31,
                                                                          ----------------------------------------
                                                                              1997          1996          1995
                                                                          ------------  ------------  ------------
Revenue.................................................................  $  1,575,479  $  1,380,891  $  1,422,018
Cost of revenue:
  Special charges related to inventories and associated assets..........       --             82,500       --
  Other.................................................................       913,207       843,247       736,119
                                                                          ------------  ------------  ------------
    Total cost of revenue...............................................       913,207       925,747       736,119
                                                                          ------------  ------------  ------------
  Gross profit..........................................................       662,272       455,144       685,899
                                                                          ------------  ------------  ------------
Operating costs and expenses:
  Research and product development......................................       252,089       210,091       189,751
  Selling, general and administrative...................................       232,220       233,576       207,188
  In-process research and development...................................       135,000       --            --
  Asset write-down......................................................        22,000       --            --
  Special charges for excess facilities and equipment...................       --             13,500       --
  Other operating costs.................................................        10,930        10,020         9,542
                                                                          ------------  ------------  ------------
    Total operating costs and expenses..................................       652,239       467,187       406,481
                                                                          ------------  ------------  ------------

Operating income (loss).................................................        10,033       (12,043)      279,418

Interest income.........................................................        27,148        24,146        27,147
Interest expense........................................................       (34,068)      (26,355)      (18,599)
Other income, net.......................................................       159,053         2,066         1,984
                                                                          ------------  ------------  ------------
  Income (loss) before income taxes.....................................       162,166       (12,186)      289,950
Income tax expense (benefit)............................................       113,303        (4,631)       97,270
                                                                          ------------  ------------  ------------
  Net income (loss).....................................................  $     48,863  $     (7,555) $    192,680
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
Basic income (loss) per share...........................................  $       0.42  $      (0.07) $       1.68
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
Diluted income (loss) per share.........................................  $       0.41  $      (0.07) $       1.63
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
Average shares used in per share computation:
  Basic.................................................................       117,358       116,108       114,557
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
  Diluted...............................................................       119,496       116,108       118,214
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

See accompanying Notes to Consolidated Financial Statements.

                DSC COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)

                                                                                                DECEMBER 31,
                                                                                          ------------------------
                                                                                             1997         1996
                                                                                          -----------  -----------
Assets
CURRENT ASSETS
  Cash and cash equivalents.............................................................  $   277,200  $   155,101
  Marketable securities.................................................................      340,642      178,938
  Receivables...........................................................................      436,093      411,947
  Inventories...........................................................................      374,247      343,566
  Deferred income taxes.................................................................       79,879       61,086
  Other current assets..................................................................       86,969       52,240
                                                                                          -----------  -----------
    Total current assets................................................................    1,595,030    1,202,878
                                                                                          -----------  -----------
PROPERTY AND EQUIPMENT, NET.............................................................      443,610      403,596
CAPITALIZED SOFTWARE DEVELOPMENT COSTS..................................................       72,341       51,634
COST IN EXCESS OF NET ASSETS OF BUSINESSES ACQUIRED, NET................................      159,594      146,025
OTHER...................................................................................      168,940      121,522
                                                                                          -----------  -----------
    Total assets........................................................................  $ 2,439,515  $ 1,925,655
                                                                                          -----------  -----------
                                                                                          -----------  -----------
Liabilities and Shareholders' Equity
CURRENT LIABILITIES
  Accounts payable......................................................................  $   110,135  $   100,730
  Accrued liabilities...................................................................      301,044      297,101
  Income taxes payable..................................................................       28,536        2,019
  Current portion of long-term debt.....................................................       32,602       33,072
                                                                                          -----------  -----------
    Total current liabilities...........................................................      472,317      432,922
                                                                                          -----------  -----------
LONG-TERM DEBT, NET OF CURRENT PORTION..................................................      629,206      274,602
NONCURRENT INCOME TAXES AND OTHER LIABILITIES...........................................      122,172       70,495

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
  Common stock, $0.01 par value, issued--123,050 in 1997 and 122,241 in 1996;
    outstanding--118,061 in 1997 and 117,252 in 1996....................................        1,231        1,222
  Additional capital....................................................................      755,963      730,743
  Unrealized gains (losses) on securities, net of income taxes..........................          194         (147)
  Accumulated translation adjustment....................................................        2,494        8,743
  Retained earnings.....................................................................      499,049      450,186
                                                                                          -----------  -----------
                                                                                            1,258,931    1,190,747
  Treasury stock, at cost, 4,989 shares in 1997 and 1996................................      (43,111)     (43,111)
                                                                                          -----------  -----------
    Total shareholders' equity..........................................................    1,215,820    1,147,636
                                                                                          -----------  -----------
      Total liabilities and shareholders' equity........................................  $ 2,439,515  $ 1,925,655
                                                                                          -----------  -----------
                                                                                          -----------  -----------

See accompanying Notes to Consolidated Financial Statements.

                DSC COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                      YEARS ENDED DECEMBER 31,
                                                                                   -------------------------------
                                                                                     1997       1996       1995
                                                                                   ---------  ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)..............................................................  $  48,863  $  (7,555) $ 192,680
  Adjustments to reconcile net income (loss) to net cash provided by (used for)
    operating activities:
    In-process research and development..........................................    135,000         --         --
    Asset write-down.............................................................     22,000         --         --
    Special charges..............................................................         --     96,000         --
    Depreciation and amortization................................................    102,092     93,982     81,218
    Amortization of capitalized software development costs.......................     29,328     24,193     21,591
    Deferred income taxes........................................................     (9,491)   (50,359)   (31,888)
    Income tax benefit related to stock options..................................         --      6,872     49,987
    Gain from the sales of stock received from 1996 litigation settlement........    (35,494)        --         --
    Other........................................................................      8,671      4,955        938
Changes in operating assets and liabilities (net of acquisition and disposition):
    Increase in current and long-term receivables................................    (19,409)  (159,747)   (33,149)
    Increase in inventories......................................................    (35,556)   (95,705)  (129,234)
    Increase in other assets.....................................................    (47,852)   (20,908)    (1,603)
    Increase in current payables and accruals....................................     14,176     23,766     67,178
Increase in noncurrent income taxes and other liabilities........................     18,689     19,726     10,241
                                                                                   ---------  ---------  ---------
      NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES.......................    231,017    (64,780)   227,959
                                                                                   ---------  ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Business acquisition, net of acquired cash.....................................   (150,468)        --         --
  Purchases of property and equipment............................................   (143,056)  (122,419)  (154,748)
  Additions to capitalized software development costs............................    (50,035)   (37,006)   (26,829)
  Purchases of marketable securities.............................................   (685,887) (1,100,142) (1,014,304)
  Proceeds from sales and maturities of marketable securities....................    525,096  1,233,847    927,234
  Purchase of long-term investment security......................................         --         --    (17,500)
  Proceeds from sales of stock received from 1996 litigation settlement..........     35,494         --         --
  Other..........................................................................    (11,618)    (6,581)      (341)
                                                                                   ---------  ---------  ---------

      NET CASH USED FOR INVESTING ACTIVITIES.....................................   (480,474)   (32,301)  (286,488)
                                                                                   ---------  ---------  ---------

CASH FLOWS FROM FINANCING ACTIVITIES
  Increase (decrease) in short-term debt.........................................         --    (82,532)    43,647
  Proceeds from sale of convertible notes........................................    389,237         --         --
  Borrowings under long-term debt arrangements...................................         --     95,709    241,019
  Payments on long-term debt.....................................................    (32,701)   (33,065)   (42,249)
  Proceeds from the sale of common stock under stock programs....................     14,817     12,458     20,481
  Other..........................................................................        203      1,047      1,254
                                                                                   ---------  ---------  ---------

          NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES...................    371,556     (6,383)   264,152
                                                                                   ---------  ---------  ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.............................    122,099   (103,464)   205,623
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD.................................    155,101    258,565     52,942
                                                                                   ---------  ---------  ---------

CASH AND CASH EQUIVALENTS AT END OF PERIOD.......................................  $ 277,200  $ 155,101  $ 258,565
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------
SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid..................................................................  $  18,201  $  23,018  $  12,691
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------
  Income taxes paid..............................................................  $  79,179  $  57,912  $  64,289
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

See accompanying Notes to Consolidated Financial Statements.

                DSC COMMUNICATIONS CORPORATION AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                   COMMON STOCK
                                                             ------------------------               UNREALIZED
                                                                               PAR                     GAINS      ACCUMULATED
                                                                SHARES        VALUE    ADDITIONAL   (LOSSES) ON   TRANSLATION
                                                              OUTSTANDING     $0.01      CAPITAL    SECURITIES    ADJUSTMENT
                                                             -------------  ---------  -----------  -----------  -------------
Balances, December 31, 1994................................      113,525    $   1,185   $ 631,729    $  (3,764)    $  --
  Shares issued upon exercise of options...................        1,500           15      10,283       --            --
  Shares issued under stock purchase plans.................          467            5      10,178       --            --
  Income tax benefit related to stock options..............       --           --          49,987       --            --
  Restricted shares issued to employees, net of unearned
    compensation...........................................          110            1       1,271       --            --
  Net change in unrealized gains (losses) on securities,
    net of income taxes....................................       --           --          --            4,155        --
  Translation adjustment...................................       --           --          --           --             4,404
  Net income...............................................       --           --          --           --            --
                                                             -------------  ---------  -----------  -----------  -------------
Balances, December 31, 1995................................      115,602        1,206     703,448          391         4,404
  Shares issued upon exercise of options...................        1,068           10       7,484       --            --
  Shares issued under stock purchase plans.................          262            3       6,691       --            --
  Income tax benefit related to stock options..............       --           --           6,872       --            --
  Restricted shares issued to employees, net of unearned
    compensation and forfeitures...........................          320            3       6,248       --            --
  Net change in unrealized gains (losses) on securities,
    net of income taxes....................................       --           --          --             (538)       --
  Translation adjustment...................................       --           --          --           --             4,339
  Net loss.................................................       --           --          --           --            --
                                                             -------------  ---------  -----------  -----------  -------------
Balances, December 31, 1996................................      117,252        1,222     730,743         (147)        8,743
  Shares issued upon exercise of options...................          390            4       3,729       --            --
  Shares issued under stock purchase plans.................          441            5      11,079       --            --
  Valuation of stock options assumed in acquisition........       --           --           4,800       --            --
  Restricted shares issued to employees, net of unearned
    compensation and forfeitures...........................          (22)      --           5,612       --            --
  Net change in unrealized gains (losses) on securities,
    net of income taxes....................................       --           --          --              341        --
  Translation adjustment...................................       --           --          --           --            (6,249)
  Net income...............................................       --           --          --           --            --
                                                             -------------  ---------  -----------  -----------  -------------
Balances, December 31, 1997................................      118,061    $   1,231   $ 755,963    $     194     $   2,494
                                                             -------------  ---------  -----------  -----------  -------------
                                                             -------------  ---------  -----------  -----------  -------------


                                                                            COST OF
                                                              RETAINED     TREASURY
                                                              EARNINGS      SHARES       TOTAL
                                                             -----------  -----------  ---------
Balances, December 31, 1994................................   $ 265,061    $ (43,111)  $ 851,100
  Shares issued upon exercise of options...................      --           --          10,298
  Shares issued under stock purchase plans.................      --           --          10,183
  Income tax benefit related to stock options..............      --           --          49,987
  Restricted shares issued to employees, net of unearned
    compensation...........................................      --           --           1,272
  Net change in unrealized gains (losses) on securities,
    net of income taxes....................................      --           --           4,155
  Translation adjustment...................................      --           --           4,404
  Net income...............................................     192,680       --         192,680
                                                             -----------  -----------  ---------
Balances, December 31, 1995................................     457,741      (43,111)  1,124,079
  Shares issued upon exercise of options...................      --           --           7,494
  Shares issued under stock purchase plans.................      --           --           6,694
  Income tax benefit related to stock options..............      --           --           6,872
  Restricted shares issued to employees, net of unearned
    compensation and forfeitures...........................      --           --           6,251
  Net change in unrealized gains (losses) on securities,
    net of income taxes....................................      --           --            (538)
  Translation adjustment...................................      --           --           4,339
  Net loss.................................................      (7,555)      --          (7,555)
                                                             -----------  -----------  ---------
Balances, December 31, 1996................................     450,186      (43,111)  1,147,636
  Shares issued upon exercise of options...................      --           --           3,733
  Shares issued under stock purchase plans.................      --           --          11,084
  Valuation of stock options assumed in acquisition........      --           --           4,800
  Restricted shares issued to employees, net of unearned
    compensation and forfeitures...........................      --           --           5,612
  Net change in unrealized gains (losses) on securities,
    net of income taxes....................................      --           --             341
  Translation adjustment...................................      --           --          (6,249)
  Net income...............................................      48,863       --          48,863
                                                             -----------  -----------  ---------
Balances, December 31, 1997................................   $ 499,049    $ (43,111)  $1,215,820
                                                             -----------  -----------  ---------
                                                             -----------  -----------  ---------

See accompanying Notes to Consolidated Financial Statements.

                DSC COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    DSC Communications Corporation (the "Company") is a leading designer, developer, manufacturer and marketer of digital switching, transport, access and private network system products for the worldwide telecommunications marketplace.

    Certain prior years' financial statement information has been reclassified to conform with the current year financial statement presentation.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements of the Company include the accounts of the Company and all its majority-owned entities. All significant intercompany transactions and balances are eliminated.

REVENUE RECOGNITION

    Revenue is generally recognized when the Company has completed substantially all manufacturing and/or software development to customer specifications, factory testing has been completed and the product has been shipped. Additionally, for systems where installation requirements are the responsibility of the Company and payment terms are related to installation completion, revenue is generally recognized when the system has been shipped to the customer's final site for installation.

    Revenue under contracts with customers for development and customization of software and for certain installation projects is accounted for using the percentage-of-completion method as certain contractual milestones are completed. Revenue from technical assistance service contracts is recognized ratably over the period the services are performed.

WARRANTY COSTS

    The Company provides for estimated future warranty costs at the time revenue is recognized.

CASH AND CASH EQUIVALENTS

    Cash equivalents are primarily short-term, interest bearing, high-credit quality investments with major financial institutions and are subject to minimal risk. These investments have maturities at the date of purchase of three months or less.

INVESTMENTS IN DEBT AND EQUITY SECURITIES

    Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Held to maturity securities are stated at amortized cost. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available for sale, along with any investments in equity securities. Securities available for sale are carried at fair value, with the unrealized gains and losses, net of income taxes, reported as a separate component of Shareholders' Equity. The Company has had no investments that qualify as trading.

    The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity or, in the case of asset-backed securities, over the estimated life of the security. Such

                DSC COMMUNICATIONS CORPORATION AND SUBSIDIARIES amortization and accretion as well as interest are included in Interest Income. Realized gains and losses are included in Other Income, Net in the Consolidated Statements of Operations. The cost of securities sold is based on the specific identification method.

    The Company's investments in debt and equity securities are diversified among high-credit quality securities in accordance with the Company's investment policy.

INVENTORIES

    Inventories are valued at the lower of average cost or market. Inventories consisted of the following (in thousands):

                                                                             DECEMBER 31,
                                                                        ----------------------
                                                                           1997        1996
                                                                        ----------  ----------
Raw Material..........................................................  $   88,796  $  127,495
Work in Process.......................................................      17,840      25,724
Finished Goods........................................................     267,611     190,347
                                                                        ----------  ----------
                                                                        $  374,247  $  343,566
                                                                        ----------  ----------
                                                                        ----------  ----------

PROPERTY AND EQUIPMENT

    Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives as follows:

Buildings.................................................  20-40 Years
Leasehold improvements....................................  1-20 Years
Manufacturing, development and test equipment.............  3-10 Years
Computer equipment and software, office furniture and
  other...................................................  3-10 Years

    Capital leases and equipment leased to customers under operating leases are amortized on a straight-line basis over the term of the lease. Amortization of these leases is included in depreciation expense.

COST IN EXCESS OF NET ASSETS OF BUSINESSES ACQUIRED, NET

    Cost in excess of net assets of businesses acquired generally is amortized on a straight-line basis over 10 to 20 years. Cost in Excess of Net Assets of Businesses Acquired, Net was $159.6 million and $146.0 million at December 31, 1997 and 1996, respectively. This represents the excess of the cost of acquiring businesses over the fair value of net assets received at the date of acquisition, net of accumulated amortization of $43.4 million and $34.0 million at December 31, 1997 and 1996, respectively. See "Business Acquisition" for further discussion.

IMPAIRMENT OF LONG-LIVED ASSETS

    When indications of a possible impairment in the carrying values of the Company's long-lived assets are present, the Company reviews the original assumptions and rationale utilized in the establishment of the carrying values and estimated lives. The carrying values would be adjusted to fair value if significant facts and circumstances altered the Company's original assumptions and rationale.

RESEARCH AND DEVELOPMENT EXPENDITURES

    Certain software development costs are capitalized when incurred. Capitalization of software development costs begins upon the establishment of technological feasibility. The establishment of technological

                DSC COMMUNICATIONS CORPORATION AND SUBSIDIARIES feasibility and the ongoing assessment of recoverability of capitalized software development costs require considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future revenues, estimated economic life and changes in software and hardware technologies. Unamortized capitalized software development costs determined to be in excess of the net realizable value of the product are expensed immediately.

    Amortization of capitalized software development costs is provided on a product-by-product basis at the greater of the amount computed using (a) the ratio of current revenues for a product to the total of current and anticipated future revenues or (b) the straight-line method over the remaining estimated economic life of the product. Generally, an original estimated economic life of two years is assigned to capitalized software development costs. Capitalized Software Development Costs were $72.3 million and $51.6 million at December 31, 1997 and 1996, respectively, net of accumulated amortization costs of $45.5 million and $33.4 million, respectively.

    All other research and development expenditures are charged to research and development expense in the period incurred, including costs of in-process technology related to business acquisitions acquired prior to the establishment of technological feasibility.

INCOME TAXES

    The liability method as prescribed by Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" ("FAS 109"), is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

    Income tax benefits related to stock option exercises are credited to Additional Capital when recognized.

    Provision is made for U.S. income taxes, net of available credits, on the earnings of foreign subsidiaries which are in excess of amounts being held for reinvestment in overseas operations.

FOREIGN CURRENCY TRANSLATION

    For those foreign subsidiaries which have a functional currency other than the U.S. dollar, assets and liabilities are translated using year-end exchange rates, and revenue and expense items are translated at the average exchange rates in effect during the year. The resulting translation adjustments for these subsidiaries are included in Shareholders' Equity.

    For the Company's foreign subsidiaries which have the U.S. dollar as their functional currency, monetary assets and liabilities are translated at year-end exchange rates while non-monetary items are translated at historical rates. Revenue and expense items are translated at the average exchange rates in effect during the year, except for depreciation and cost of revenue, which are translated at historical rates. The resulting translation adjustments are included in Other Income, Net in the Consolidated Statements of Operations and were not material in 1997, 1996 or 1995.

FORWARD FOREIGN EXCHANGE CONTRACTS

    The Company is exposed to foreign currency exchange rate risk when the Company or its majority-owned entities enter into transactions denominated in currencies other than their functional currency. The Company, in management of this exposure, enters into forward foreign exchange contracts for firm purchase commitments denominated in a foreign currency. The forward contracts are not held for trading purposes.

    The contracts generally have maturities of one year or less and contain an element of risk that the counterparty may be unable to meet the terms of the agreement. However, the Company minimizes such

                DSC COMMUNICATIONS CORPORATION AND SUBSIDIARIES risk by limiting the counterparty to major financial institutions. Management believes the risk of incurring such losses is remote, and any losses therefrom would not be material.

    Gains and losses on forward contracts are deferred and included as part of the value of the underlying transaction being hedged. If the underlying transaction being hedged fails to occur prior to the maturity of the financial instrument, the Company immediately recognizes the gain or loss on the associated financial instrument.

INCOME (LOSS) PER SHARE

    In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share" ("FAS 128"), which replaces the presentation of primary and fully diluted earnings per share with the presentation of basic and diluted earnings per share. Basic income (loss) per share is computed by dividing net income available to common shareholders by the weighted average common shares outstanding for the period. Diluted income (loss) per share is computed giving effect to all potentially dilutive common shares. Potentially dilutive common shares may consist of incremental shares issuable upon the exercise of stock options adjusted for the assumed repurchase of the Company's common stock, at the average market price, from the exercise proceeds and also may include incremental shares issuable in connection with convertible securities. In periods in which a net loss has been incurred, all potentially dilutive common shares are considered antidilutive and thus excluded from the calculation. All income (loss) per share computation amounts for all prior periods have been restated to conform to the requirements of FAS 128.

EMPLOYEE STOCK-BASED COMPENSATION

    The Company accounts for employee stock-based compensation under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Accounting for the issuance of stock options under the provisions of APB 25 typically does not result in compensation expense for the Company as the exercise price of options are normally established at the market price of the Company's common stock on the date of award.

BUSINESS ACQUISITION

    In December 1997, the Company acquired all of the outstanding stock of Celcore, Inc. ("Celcore"), a manufacturer of GSM and AMPS wireless switch systems. The purchase price of approximately $166.7 million included cash, the value of assumed stock options and acquisition costs. Prior to consummation of the acquisition, the Company had loaned Celcore $6.2 million, which would have been repayable had the acquisition not occurred. The Company's 1997 consolidated results include the operations of Celcore from the date of acquisition.

    The acquisition was accounted for using the purchase method of accounting. The fair market value of Celcore's assets and liabilities has been included in the Consolidated Balance Sheet at December 31, 1997. The purchase price was allocated as follows (in thousands):

Cost in excess of net assets of business acquired.................  $  20,233
Acquired technology...............................................     12,200
Other liabilities, net............................................       (720)
In-process research and development...............................    135,000
                                                                    ---------
    Total.........................................................  $ 166,713
                                                                    ---------
                                                                    ---------

    The acquired in-process research and development was charged to expense at the acquisition date since the technology has not reached technological feasibility and was determined to have no alternative

                DSC COMMUNICATIONS CORPORATION AND SUBSIDIARIES use. The valuation of the intangible assets was made by applying the income approach which considers the present value of future cash flows. The weighted-average expected life of the cost in excess of net assets of business acquired and acquired technology is approximately twelve years.

    The following unaudited pro forma summary combines the consolidated results of operations of the Company and Celcore as if the acquisition had occurred at the beginning of 1997 and 1996 after giving effect to certain pro forma adjustments, including the amortization of cost in excess of net assets of business acquired and acquired technology, a reduction in interest income related to the cash used in the acquisition and the estimated income tax effects of these adjustments. This pro forma financial information is presented for informational purposes only and may not be indicative of the results of operations as they would have been if the Company and Celcore had been a single entity during 1997 and 1996, nor is it necessarily indicative of the results of operations which may occur in the future. Anticipated efficiencies from the consolidation of Celcore and the Company are not fully determinable and therefore have been excluded from the amounts presented below.

                                                                  YEAR ENDED DECEMBER 31,
                                                                 --------------------------
                                                                     1997          1996
                                                                 ------------  ------------

                                                                       (IN THOUSANDS,
                                                                   EXCEPT PER SHARE DATA)
                                                                        (UNAUDITED)
Revenue........................................................  $  1,585,401  $  1,384,571
Net income (loss)..............................................        23,045       (30,516)
Basic income (loss) per share..................................  $       0.20  $      (0.26)
Diluted income (loss) per share................................  $       0.19  $      (0.26)

ASSET WRITE-DOWN

    On January 30, 1998, the Company completed the sale of its fixed wireless local loop business to a syndicate of venture capitalists for a minority ownership interest in a newly formed company, Airspan Communications Corporation ("Airspan"), and a promissory note issued by Airspan. Due to the uncertainty regarding the ultimate recovery of the investment and the note, the Company recorded a $22.0 million asset write-down in 1997. This business incurred an after-tax loss of approximately $19.6 million, or $0.16 per diluted share, which is included in the Company's consolidated results of operations in 1997.

INVESTMENTS IN DEBT AND EQUITY SECURITIES

    The following is a summary of the investments in debt securities classified as current assets (in thousands):

                                                                             DECEMBER 31,
                                                                        ----------------------
                                                                           1997        1996
                                                                        ----------  ----------
Available for sale securities:
  U.S. Treasury securities and obligations of
    U.S. government agencies..........................................  $  166,901  $   90,114
  Certificates of deposits............................................     116,939      28,996
  Corporate debt securities...........................................      50,340      45,680
  Asset-backed securities.............................................       6,462      14,148
                                                                        ----------  ----------
                                                                        $  340,642  $  178,938
                                                                        ----------  ----------
                                                                        ----------  ----------

    The amortized cost of available for sale securities approximated their fair value at both December 31, 1997 and 1996. Gross realized gains and losses on sales of available for sale securities were immaterial in

                DSC COMMUNICATIONS CORPORATION AND SUBSIDIARIES

1997, 1996 and 1995. The estimated fair value of available for sale securities by contractual maturity at December 31, 1997 is as follows (in thousands):

Due in one year or less...........................................  $ 276,679
Due after one year through three years............................     47,539
Due after three years.............................................     16,424
                                                                    ---------
                                                                    $ 340,642
                                                                    ---------
                                                                    ---------

    Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

    Investments in debt securities classified as held to maturity consisted of collateralized bank obligations with an amortized cost of $30.0 million at both December 31, 1997 and 1996. The amortized cost of these investments, which mature in March 1999 and December 2000, approximated their fair market value. These investments are included in other noncurrent assets on the Consolidated Balance Sheets.

RECEIVABLES

    Receivables consisted of the following (in thousands):

                                                                             DECEMBER 31,
                                                                        ----------------------
                                                                           1997        1996
                                                                        ----------  ----------
Current:
    Trade.............................................................  $  433,690  $  402,906
    Leases and notes..................................................       8,524      14,356
                                                                        ----------  ----------
                                                                           442,214     417,262
    Allowance for doubtful accounts...................................      (6,121)     (5,315)
                                                                        ----------  ----------
                                                                        $  436,093  $  411,947
                                                                        ----------  ----------
                                                                        ----------  ----------
Long-term:
    Leases, notes and other...........................................  $   40,929  $   44,711
    Allowance for doubtful accounts...................................      (7,846)     (1,746)
                                                                        ----------  ----------
                                                                        $   33,083  $   42,965
                                                                        ----------  ----------
                                                                        ----------  ----------

    To meet market competition, the Company finances sales of equipment to certain of its customers through sales-type and operating leases and notes receivable. The repayment terms vary from one to seven years.

    The components of the receivables from sales-type leases and notes receivable are as follows (in thousands):

                                                                              DECEMBER 31,
                                                                          --------------------
                                                                            1997       1996
                                                                          ---------  ---------
Total minimum lease payments receivable.................................  $  42,338  $  73,403
Less: Unearned income...................................................     (6,468)   (14,390)
                                                                          ---------  ---------
Total receivables.......................................................     35,870     59,013
Less: Current receivables...............................................     (8,524)   (14,356)
                                                                          ---------  ---------
Total long-term receivables.............................................  $  27,346  $  44,657
                                                                          ---------  ---------
                                                                          ---------  ---------

                DSC COMMUNICATIONS CORPORATION AND SUBSIDIARIES

    Future minimum lease payments to be received on sales-type leases and notes receivable are as follows (in thousands):

1998...............................................................  $  10,633
1999...............................................................     12,823
2000...............................................................      8,921
2001...............................................................      6,264
2002...............................................................      2,821
Thereafter.........................................................        876
                                                                     ---------
                                                                     $  42,338
                                                                     ---------
                                                                     ---------

PROPERTY AND EQUIPMENT

    The Company's property and equipment consisted of the following (in thousands):

                                                                             DECEMBER 31,
                                                                        ----------------------
                                                                           1997        1996
                                                                        ----------  ----------
Land..................................................................  $   49,457  $   49,052
Buildings and leasehold improvements..................................     211,060     190,731
Manufacturing, development and test equipment.........................     354,192     301,576
Computer equipment and software, office furniture and other...........     256,234     223,312
                                                                        ----------  ----------
                                                                           870,943     764,671
Less: Accumulated depreciation and amortization.......................    (427,333)   (361,075)
                                                                        ----------  ----------
                                                                        $  443,610  $  403,596
                                                                        ----------  ----------
                                                                        ----------  ----------

ACCRUED LIABILITIES

    Accrued liabilities consisted of the following (in thousands):

                                                                             DECEMBER 31,
                                                                        ----------------------
                                                                           1997        1996
                                                                        ----------  ----------
Warranty and related..................................................  $   77,099  $   76,739
Payroll and related...................................................      47,926      49,137
Taxes other than income...............................................      37,135      31,277
Customer prepayments and advances.....................................      21,102      42,489
Other.................................................................     117,782      97,459
                                                                        ----------  ----------
                                                                        $  301,044  $  297,101
                                                                        ----------  ----------
                                                                        ----------  ----------

SUPPLEMENTAL EMPLOYEE RETIREMENT PLAN

    In 1997, the Company adopted a Supplemental Executive Retirement Plan ("SERP") for certain key executives. A participant's eligibility for, and amount of, benefits payable under the plan are based on years of service and average annual earnings, as defined. At December 31, 1997, the actuarial present value of accumulated benefit obligations related to the SERP was $9.4 million, which is included in Noncurrent Income Taxes and Other Liabilities on the Consolidated Balance Sheet. Approximately $1.4 million was charged to operations in 1997.

                DSC COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CREDIT AGREEMENTS

    The Company has an unsecured $160.0 million revolving credit facility with several banks which expires in May 2001. This facility provides for borrowings and issuances of letters of credit in various currencies. Borrowings under this facility bear interest at various rates, including the prime rate or 0.25% to 0.70% above the LIBOR rate. A commitment fee of 0.10% to 0.23% on the daily average unused portion of the facility is also assessed. The maximum borrowings available under the facility are reduced by the value of outstanding letters of credit issued by the banks on behalf of the Company. The letters of credit issued under this agreement at December 31, 1997 were $7.7 million, including $4.7 million issued to support various foreign subsidiary credit agreements. This facility contains various financial covenants and there have been no borrowings under this agreement. Two of the Company's foreign subsidiaries also have credit agreements providing for short-term borrowings of up to $8.7 million.

LONG-TERM DEBT

    Total long-term debt consisted of the following (in thousands):

                                                                             DECEMBER 31,
                                                                        ----------------------
                                                                           1997        1996
                                                                        ----------  ----------
Senior debt:
  Fixed rate:
    Unsecured 9.0% notes, due 1996-2003...............................  $  168,750  $  196,875
    Unsecured 8.75% note, due 1995-2000...............................       8,254      11,988
  Variable rate:
    Unsecured note, due 2000-2001.....................................      43,808      50,649
    Unsecured note, due 1999-2011.....................................      36,507      42,208
Subordinated debt:
    Convertible 7.0% notes, due 2004..................................     400,000      --
Other debt............................................................       4,489       5,954
                                                                        ----------  ----------
    Total.............................................................     661,808     307,674
Less: current maturities..............................................      32,602      33,072
                                                                        ----------  ----------
    Total long-term debt..............................................  $  629,206  $  274,602
                                                                        ----------  ----------
                                                                        ----------  ----------

    During 1997, the Company issued $400.0 million principal amount of 7.0% convertible subordinated notes (the "Convertible Notes") due August 1, 2004. Interest on the Convertible Notes is payable semi-annually on February 1 and August 1 of each year, commencing in February 1998. The Convertible Notes are convertible into approximately 8.0 million shares of the Company's common stock, at the option of the holder, at a conversion price of $49.73 per share. The Convertible Notes are redeemable at the Company's option, in whole or in part, at any time on or after August 1, 2000 at a premium of 104% of par value which declines annually to par value at the maturity date.

    The variable rate notes are denominated in Danish Kroner and bear interest, at the Company's option, at either the lender's base rate or at current market rates in Denmark plus 0.56% to 0.69%. The interest rates are adjusted to market rates at the end of each interest period, as defined. At December 31, 1997, these rates ranged from 4.3% to 4.7%.

    The aggregate maturities of long-term debt are as follows: 1998--$32.6 million; 1999--$33.2 million; 2000--$55.3 million; 2001--$53.2 million;
2002--$30.5 million; thereafter--$457.0 million.

    The majority of the Company's senior debt agreements contains various financial covenants, including among other things, minimum net worth, maintenance of certain fixed charge ratios and maximum allowable indebtedness to net worth.

                DSC COMMUNICATIONS CORPORATION AND SUBSIDIARIES

INCOME TAXES

    Income tax expense (benefit) consisted of the following (in thousands):

                                                                 YEARS ENDED DECEMBER 31,
                                                             ---------------------------------
                                                                1997       1996        1995
                                                             ----------  ---------  ----------
Current:
    Federal................................................  $  106,914  $  35,169  $  115,193
    Puerto Rico and State..................................       6,161      5,656       9,057
    Foreign................................................       9,719      4,903       4,908
                                                             ----------  ---------  ----------
      Total current........................................     122,794     45,728     129,158
                                                             ----------  ---------  ----------
Deferred:
    Federal................................................       4,915    (33,766)    (27,202)
    Foreign................................................     (14,406)   (16,593)     (4,686)
                                                             ----------  ---------  ----------
      Total deferred.......................................      (9,491)   (50,359)    (31,888)
                                                             ----------  ---------  ----------
      Total tax expense (benefit)..........................  $  113,303  $  (4,631) $   97,270
                                                             ----------  ---------  ----------
                                                             ----------  ---------  ----------

    The income tax benefits related to the exercise of stock options of $6.9 million and $50.0 million in 1996 and 1995, respectively, reduced taxes currently payable and were credited to Additional Capital. The income tax benefit related to the exercise of stock options was not material in 1997.

    Income (loss) before income taxes for the years ending December 31, 1997 and 1996, included U.S. pretax income of $183.3 million and $34.9 million and foreign pretax losses of $21.1 million and $47.1 million, respectively. Foreign pretax earnings in 1995 were not material.

    The effective income tax rate on pretax income (loss) differed from the federal income tax statutory rate for the following reasons (in thousands):

                                                                YEARS ENDED DECEMBER 31,
                                                           ----------------------------------
                                                              1997        1996        1995
                                                           ----------  ----------  ----------
Income tax charge (credit):
    At statutory rate....................................  $   56,758  $   (4,265) $  101,483
    Foreign and U.S. tax effects attributable to foreign
      operations.........................................       4,930      (1,135)      1,363
    Tax credit utilization...............................      --          --          (4,606)
    Net operating losses utilized........................      --          --          (3,500)
    State income taxes, net of federal tax effect........       2,340         769       2,530
    Nondeductible in-process research and development
      expense............................................      49,275      --          --
                                                           ----------  ----------  ----------
                                                           $  113,303  $   (4,631) $   97,270
                                                           ----------  ----------  ----------
                                                           ----------  ----------  ----------

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax

                DSC COMMUNICATIONS CORPORATION AND SUBSIDIARIES purposes. Significant components of the Company's net deferred tax asset as of December 31, 1997 and 1996 were as follows (in thousands):

                                                                              DECEMBER 31,
                                                                          --------------------
                                                                            1997       1996
                                                                          ---------  ---------
Deferred Tax Assets:
    Asset valuation reserves not yet deductible for tax.................  $  54,905  $  46,752
    Accrued liabilities not yet deductible for tax......................     56,355     54,384
    Federal and foreign loss carryforward...............................     33,849     19,185
    Tax credit carryforward.............................................     --          4,749
    Other...............................................................     11,308      3,093
                                                                          ---------  ---------
        Deferred asset..................................................    156,417    128,163
                                                                          ---------  ---------
Deferred Tax Liabilities:
    Capitalized software development costs..............................    (34,329)   (25,138)
    Deferred revenue....................................................     (4,431)    (4,955)
    Depreciation........................................................     (8,653)    (6,580)
    Other...............................................................     (6,466)    (9,243)
                                                                          ---------  ---------
        Deferred liability..............................................    (53,879)   (45,916)
                                                                          ---------  ---------
Deferred tax asset, net of deferred liability...........................    102,538     82,247
    Less valuation allowance............................................    (10,800)    --
                                                                          ---------  ---------
        Net deferred tax asset..........................................  $  91,738  $  82,247
                                                                          ---------  ---------
                                                                          ---------  ---------

    Of the Company's $91.7 million and $82.2 million net deferred tax asset at December 31, 1997 and 1996, $79.9 million and $61.1 million are shown separately as part of current assets in the Consolidated Balance Sheets at December 31, 1997 and 1996, respectively. The remaining balance is included in other noncurrent assets and liabilities for both years. The Company believes it will have sufficient taxable earnings in the future to realize its net deferred tax asset at December 31, 1997 and, as a result, with the exception of Celcore's deferred tax asset discussed below, the Company believes that a deferred tax asset valuation allowance is not required.

    Celcore, which was acquired in December 1997, had approximately $28.0 million of preacquisition net operating loss carryforwards and $2.8 million of book expenses that will be deductible in the future. Realization of the deferred tax asset associated with these tax loss carryforwards is dependent upon Celcore generating sufficient taxable income prior to their expiration. Although the Company believes Celcore will generate taxable earnings in the future to fully utilize the net operating loss carryforwards, FAS 109 requires that a valuation allowance be established if it is more likely than not that the realization of the tax benefits will not occur. Celcore has had cumulative losses in recent years which FAS 109 indicates is significant evidence that a valuation allowance could be required for Celcore's deferred tax asset. Accordingly, the Company has established a valuation allowance for this asset.

    Due to the change of ownership requirements in Federal tax law, utilization of the Celcore net operating loss carryforwards is limited to approximately $8.5 million a year beginning in 1998. These loss carryforwards expire between the years 2010 and 2013 if not used. Utilization of the $28.0 million of loss carryforwards from Celcore will reduce the excess of purchase price over net assets acquired.

    Included in Noncurrent Income Taxes and Other Liabilities at December 31, 1997 and 1996 are $51.4 million and $45.9 million, respectively, for noncurrent taxes related primarily to foreign jurisdictions.

    At December 31, 1997, the Company had foreign net operating loss carryforwards of approximately $70.7 million which expire in the years 2000 through 2002.

                DSC COMMUNICATIONS CORPORATION AND SUBSIDIARIES

    Certain of the Company's subsidiaries operating in non-U.S. jurisdictions have been granted specific tax exemptions from local income taxes. These exemptions vary in amount and expire beginning in the year 2005 through 2008. Undistributed earnings of foreign subsidiaries are not material.

INCENTIVE COMPENSATION

    The Company has incentive awards plans administered by the Compensation Committee of the Board of Directors which provide for payment of cash and stock awards to officers and key employees based upon achievement of specific goals by the Company and the participating employees. For 1997, cash of $2.3 million and approximately 387,000 shares of restricted stock (valued at $7.0 million and vesting over two years) were awarded under the plans. No payments were made under the plans in 1996. In 1995, cash of $6.4 million and approximately 74,000 shares of restricted stock (valued at $2.5 million and vesting over two years) were awarded under the plans. The cash awards are expensed in the year of award and the value of the restricted shares are expensed ratably over the vesting period. During 1995 and early 1996, 177,000 units were awarded by the Compensation Committee of the Board of Directors to certain key executives under the Company's 1994 Long-Term Incentive Compensation Plan ("LTIP"). The units vest to the officers over five years beginning in 1996, and the value of a unit is determined annually based on the Company's operating performance, as defined in the plan. The value of these units at December 31, 1997 was $0.8 million which was charged to operations in 1997. Under a previous LTIP which terminated at the end of 1995, approximately $7.2 million payable in cash was charged to operations in 1995 and approximately 146,000 shares of restricted stock were issued in January 1996. The restricted shares, which vested in equal annual increments over two years, were valued at $5.4 million at the date of award, of which $2.7 million was charged to operations in both 1997 and 1996.

                DSC COMMUNICATIONS CORPORATION AND SUBSIDIARIES

COMMON AND PREFERRED STOCK

DESCRIPTION AND DIVIDENDS

    At December 31, 1997, the Company was authorized to issue 500,000,000 shares of common stock, $0.01 par value, and 5,000,000 shares of preferred stock, $1.00 par value. Since inception, the Company has not declared or paid a cash dividend.

    On April 25, 1996, the Board of Directors declared a dividend of one preferred stock purchase right on each outstanding share and each subsequently issued share of the Company's common stock. The rights will become exercisable only on the close of business ten days following a public announcement that a person or group has acquired 15% or more of the common stock of the Company or a public announcement or commencement of a tender or exchange offer which would result in the offeror's acquiring 15% or more of the outstanding shares of common stock of the Company. Once exercisable, each right would entitle a holder to buy 1/1000 of a share of the Company's Series B Junior Participating Preferred Stock at an exercise price of $175.00. The Company may redeem the rights, which expire on April 25, 2006, for $0.01 per right prior to the rights becoming exercisable. These rights replaced the existing stock purchase rights which expired during 1996.

STOCK PURCHASE PLANS

    Under provisions of the Company's employee stock purchase plans, employees can purchase the Company's common stock at a specified price through payroll deductions during an offering period, currently established on an annual basis. In August 1997, approximately 441,000 shares were issued to employees under the employee stock purchase plans. At December 31, 1997, approximately $4.8 million had been contributed by employees that will be used to purchase shares at the end of the offering period in August 1998. At December 31, 1997, the Company could issue up to 6,979,000 shares under the employee stock purchase plans of which approximately 5,159,000 shares had been purchased and issued and approximately 522,000 shares were subscribed for issuance in August 1998 assuming no further withdrawals from the plans.

STOCK OPTIONS

    The Company has stock option plans that provide for the issuance of up to 31,642,000 shares of common stock to employees and directors, including 6,150,000 shares approved by the shareholders in April 1997 and approximately 1,247,000 shares in connection with the 1997 Celcore acquisition. The Company's plans provide for the issuance of both incentive stock options and nonqualified stock options exercisable for a period of ten years, as well as restricted stock issuances. At December 31, 1997, plan options covering 9,909,000 shares had been granted and were outstanding, options granted under the plans covering 11,812,000 shares had been exercised, 1,056,000 restricted shares had been issued (net of forfeitures), 901,000 shares had expired and options covering 7,964,000 shares were available for grant. With the exception of the options assumed in the Celcore acquisition, the exercise prices of stock options granted were at the market value of the Company's common stock at the date of grant or issuance. Options issued under these plans allow optionees the ability to exercise at any time subsequent to grant. Restricted stock is issued for any such exercises of stock options prior to their vesting date.

    In the event of discontinuation of service by the optionees, all or a portion of the shares acquired pursuant to these options can be repurchased by the Company, at its option, based on the vesting terms in the option agreements.

                DSC COMMUNICATIONS CORPORATION AND SUBSIDIARIES

    In connection with the acquisition of Celcore, the Company assumed all of Celcore's outstanding stock options, converted using the acquisition exchange ratio, which resulted in exercise prices ranging from $1.44 to $15.74 per share.

    On October 28, 1996, the Board of Directors approved a plan to reprice a portion of the Company's outstanding stock options, excluding options held by certain executive officers. As a result, 2,957,000 options with exercise prices ranging from $23.88 to $52.25 per share were repriced at $13.50 per share, the fair market value on the date of repricing. For any unvested options included in this repricing, the vesting schedule was amended to coincide with the stock option repricing date. This repricing has been reflected in the table below as part of the options granted and canceled during 1996.

    Outstanding options are summarized as follows:

                                                            OPTIONS
                                                     ----------------------
                                                        PLANS       OTHER
                                                     -----------  ---------
December 31, 1994--
  Shares issuable upon exercise....................   5,262,000    20,000
  Price per share..................................  $0.01-$33.50   $8.50
  Average price per share..........................    $10.02       $8.50
  Expiration.......................................   1995-2004     1997
1995 Transactions
  Issuances and grants.............................   3,380,000      --
  Price per share..................................  $29.25-$52.25    --
  Exercises and forfeitures........................   1,577,000      --
  Price per share..................................  $0.01-$52.25    --
December 31, 1995--
  Shares issuable upon exercise....................   7,065,000    20,000
  Price per share..................................  $0.01-$52.25   $8.50
  Weighted-average exercise price per share........    $22.44       $8.50
  Expiration.......................................   1996-2005     1997
1996 Transactions
  Issuances and grants.............................   7,248,000      --
    Price per share................................  $13.50-$37.13    --
    Weighted-average exercise price per share......    $21.67        --
  Exercises........................................   1,048,000    20,000
    Price per share................................  $0.01-$28.63   $8.50
    Weighted-average exercise price per share......     $5.34       $8.50
  Forfeitures and expirations......................   3,915,000      --
    Price per share................................  $0.01-$37.88    --
    Weighted-average exercise price per share......    $29.38        --
December 31, 1996--
  Shares issuable upon exercise....................   9,350,000      --
  Price per share..................................  $2.31-$52.25    --
  Weighted-average exercise price per share........    $20.85        --
  Expiration.......................................   1997-2006      --
1997 Transactions
  Issuances and grants.............................   1,799,000      --
    Price per share................................  $1.44-$31.63    --
    Weighted-average exercise price per share......    $16.43        --
  Exercises........................................    390,000       --
    Price per share................................  $2.31-$16.19    --
    Weighted-average exercise price per share......     $9.87        --
  Forfeitures and expirations......................    850,000       --
    Price per share................................  $6.46-$52.25    --
    Weighted-average exercise price per share......    $20.02        --
December 31, 1997--
  Shares issuable upon exercise....................   9,909,000      --
  Price per share..................................  $1.44-$52.25    --
  Weighted-average exercise price per share........    $20.59        --
  Expiration.......................................   1998-2007      --

                DSC COMMUNICATIONS CORPORATION AND SUBSIDIARIES

RESTRICTED STOCK

    The Company's Board of Directors authorized the issuance of restricted shares of the Company's common stock to certain key employees and directors under its 1997, 1993, 1988 and 1984 employee stock option plans. Holders of restricted stock retain all rights of a shareholder, except the shares cannot be sold until they are vested. Upon employee termination other than retirement, all unvested shares are forfeited to the Company. The shares vest annually through 2000.

    The Company issued 31,000, 338,000 and 110,000 shares of restricted stock to employees and directors in 1997, 1996 and 1995, respectively, and increased common stock and additional capital by the fair market value of the stock at the date of issuance ($0.7 million, $11.3 million and $3.8 million in 1997, 1996 and 1995, respectively), net of unearned compensation. At December 31, 1997, 1996 and 1995, unearned compensation related to the restricted shares was $2.2 million, $8.7 million and $4.3 million, respectively. The unearned compensation will be charged to expense ratably over the vesting period. Approximately 53,000, 18,000 and 2,000 restricted shares were forfeited in 1997, 1996 and 1995, respectively, totaling $1.6 million, $0.5 million and $0.03 million, respectively.

RESERVED STOCK

    Common stock has been reserved for the following purposes (in thousands):

                                                                                 DECEMBER 31,
                                                                             --------------------
                                                                               1997       1996
                                                                             ---------  ---------
Options outstanding........................................................      9,909      9,350
Options available for grant under the stock option plans...................      7,964      1,492
Convertible subordinated notes.............................................      8,044     --
Stock purchase plans.......................................................      1,820      2,261
Other......................................................................        112     --
                                                                             ---------  ---------
                                                                                27,849     13,103
                                                                             ---------  ---------
                                                                             ---------  ---------

STOCK-BASED COMPENSATION PRO FORMA DISCLOSURES

    Although the Company has elected to continue to apply the provisions of APB 25 for expense recognition purposes, SFAS No. 123, "Accounting for Stock-Based Compensation", ("FAS 123") requires disclosure of pro forma information which provides the effects on Net Income (Loss) and Income (Loss) Per Share as if the Company had accounted for its employee stock awards under the fair value method prescribed by FAS 123. The fair value of the Company's employee stock awards was estimated using a Black-Scholes option pricing model with the following weighted-average assumptions for 1997, 1996 and 1995: risk-free interest rates of 5.8%, 5.9% and 6.5%, respectively; stock price volatility factors of 60%, 56% and 61%, respectively; and expected option lives of 2, 3 and 7 years, respectively. The Company does not have a history of paying dividends, and none have been assumed in estimating the fair value of the options. The weighted-average fair value per share of options granted in 1997 and 1996 was $8.84 and $8.94, respectively.

    Options assumed in the Celcore acquisition were not included in the FAS 123 valuation assumptions listed above nor were they included in the pro forma calculation below as the value of these options were included in the purchase price of Celcore.

                DSC COMMUNICATIONS CORPORATION AND SUBSIDIARIES

    The Company does not believe that the pro forma disclosures required by FAS 123 provide meaningful or useful information to financial statement users. In addition, the Company does not believe that the impact on net income (loss) shown in the pro forma disclosures below is indicative of operating performance of the Company.

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. Option valuation models also require the input of highly subjective assumptions such as expected option life and expected stock price volatility. Because the Company's employee stock-based compensation plans have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, the Company believes that the existing option valuation models do not necessarily provide a reliable measure of the fair value of awards from those plans.

    Pro Forma Required Disclosures:

                                                                   1997       1996       1995
                                                                 ---------  ---------  ---------
                                                                  (IN MILLIONS, OTHER THAN PER
                                                                           SHARE DATA)
Net income (loss)..............................................  $    23.6  $   (25.9) $   187.4
Basic income (loss) per share..................................  $    0.20  $   (0.22) $    1.64
Diluted income (loss) per share................................  $    0.20  $   (0.22) $    1.60

    At December 31, 1997, approximately 6,009,000 of the Company's outstanding stock options with exercise prices ranging from $1.44 to $24.125 per share had a weighted-average exercise price per share of $12.79 and a weighted-average remaining contractual life of 8 years. The remaining options outstanding had a weighted-average exercise price of $32.60 per share with a weighted-average remaining contractual life of 8 years.

OTHER INCOME, NET

    Other Income, Net for the year ended December 31, 1997 included approximately $126.0 million in proceeds related to the final judgment in favor of the Company in a lawsuit against Next Level Communications, net of litigation expenses and associated costs. Also included in Other Income, Net for the year ended December 31, 1997 was a net gain of approximately $35.5 million related to the sale of shares of common stock received in the litigation settlement with Advanced Fibre Communications, Inc. ("AFC").

    Included in Other Income, Net for the year ended December 31, 1996 was approximately $10.0 million in proceeds related to the AFC settlement. Other Income, Net also included the litigation expenses and applicable costs associated with this litigation.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments", requires disclosure of the fair value of certain financial instruments. Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are reflected in the financial statements at fair value. Investments in debt and equity securities classified as available for sale have been recorded in the financial statements at current market values. Current market values of investments in debt securities classified as held to maturity are disclosed in the "Investments in Debt and Equity Securities" footnote. The fair value of the Company's long-term debt, including current maturities, at December 31, 1997 and 1996 was approximately $649.8 million and $320.6 million, respectively. The fair

                DSC COMMUNICATIONS CORPORATION AND SUBSIDIARIES values of the Company's off-balance-sheet financial instruments are based on current settlement values (forward foreign exchange contracts) and fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing (guarantees and letters of credit). There were no significant differences between the carrying amounts and fair values of any off-balance-sheet financial instruments at December 31, 1997 and 1996. See "Commitments and Contingencies" for the carrying amounts of the Company's off-balance-sheet financial instruments.

COMMITMENTS AND CONTINGENCIES

OPERATING LEASE COMMITMENTS

    The Company leases certain facilities and equipment which require future rental payments. These rental arrangements do not impose any financing or dividend restrictions on the Company or contain contingent rental provisions. Certain of these leases have renewal and purchase options generally at the fair value at the renewal or purchase option date.

    Future minimum rental commitments under operating leases with noncancelable lease terms in excess of one year were as follows at December 31, 1997 (in thousands):

1998.....................................................  $  28,935
1999.....................................................     22,021
2000.....................................................     15,351
2001.....................................................     12,435
2002.....................................................     11,042
Thereafter...............................................     27,360
                                                           ---------
                                                           $ 117,144
                                                           ---------
                                                           ---------

    Operating lease rental expense was $32.5 million, $27.5 million and $28.9 million for the years ended December 31, 1997, 1996 and 1995, respectively.

CONTINGENT LIABILITIES

    In 1995, the Company sold certain receivables and leases which contained recourse provisions. As a result, the Company could be obligated to repurchase a portion of these receivables, the terms of which allow the Company to limit its risk of loss to approximately $7.8 million at December 31, 1997. The Company also has guarantees of approximately $73.9 million outstanding at December 31, 1997 supporting bid and performance bonds to customers and others, of which approximately $3.0 million was collateralized by letters of credit issued under the Company's credit facility. The Company believes it has adequate reserves for any ultimate losses associated with these contingencies.

    At December 31, 1997, the Company had forward foreign exchange contracts of $73.3 million.

LITIGATION

    On May 25, 1994, the Company filed suit against DGI Technologies, Inc. ("DGI"), a Texas corporation, in the United States District Court for the Northern District of Texas, Dallas Division. The Company alleged that DGI misappropriated the Company's trade secrets regarding digital trunk interface cards and microprocessor cards. The Company sought damages for DGI's prior actions and permanent injunctive relief. DGI brought counterclaims for alleged violations of federal antitrust statutes, tortious interference, industrial espionage, misappropriation of trade secrets, trespass, conversion, and unfair competition.

                DSC COMMUNICATIONS CORPORATION AND SUBSIDIARIES

DGI's antitrust counterclaims were based upon allegations that the Company's claims constituted "sham" litigation, that the Company's statements to customers about the impact of their use of DGI products on the Company's warranties were unlawful attempts to exclude competition, and that the Company unlawfully tied the sale of its microprocessors to the sale of other products. The balance of DGI's counterclaim was based upon certain investigative procedures employed by the Company in connection with this controversy. DGI asked the court to award unspecified actual damages, treble damages under antitrust statutes, punitive damages, injunctive relief, and attorneys' fees, and sought declaratory relief that DGI's sales of microprocessors did not violate any proprietary rights of the Company or any applicable law.

    The case was tried in January 1997 and the jury returned a verdict. The Court entered a final judgment on November 18, 1997. The judgment enjoined DGI from selling its microprocessor cards and included a net monetary judgment of $0.3 million in the Company's favor. Both parties have filed appeals to the Fifth Circuit Court of Appeals.

    In August, 1996, the Company filed suit against Samsung Information Systems America, Inc., Samsung Electronics Co., Ltd. and James L. Bunch and later added additional defendants Leo Putchinski, Kevin Gallagher, Jim Olivier, Nancy Korman, Martin Wu, David Fox, Bhushan Gupta and Michael Bray (collectively the "Defendants"). The suit arises out of research and development that the Company was and is doing on a next-generation switching system. Many of the Defendants to this suit were long-term employees of the Company and were involved in the research and development of the Company's next-generation switching system. In the summer and early fall of 1996, Samsung hired each of these individuals and placed them into similar positions researching and developing Samsung's next-generation switching system.

    The Company alleges claims for breach of contract, theft of trade secrets, unfair competition, tortious interference with contract and prospective contractual relations. Based on these claims, the Company is seeking damages in an amount that is not yet specified. The Company is also seeking an injunction against the Defendants to prevent them from using the Company's trade secrets. The Company obtained a temporary restraining order against Defendant Bunch on August 14, 1996.

    On December 31, 1996, the Defendants filed a counterclaim against the Company, alleging a variety of causes of action, including a claim for declaratory judgment, wrongful injunction, tortious interference with actual and prospective contractual relations, misappropriation of trade secrets, unfair competition, exclusion from telephony switch market, civil conspiracy, fraud and negligent misrepresentation, breach of fiduciary or confidential relationship, defamation and intentional infliction of emotional distress. These allegations arise primarily out of the filing and prosecution of the Company's suit against the Defendants.

    The Company believes that it has valid and substantial claims against the Defendants and valid defenses to the Defendants' counterclaims.

    On October 8, 1996, the Company filed suit against Pulse Communications, Inc. ("Pulsecom") alleging contributory copyright infringement and misappropriation of trade secrets relating to the manufacture and sale of a POTS line card advertised as compatible with the Company's Litespan-2000 system. The Company sought damages and an injunction barring further infringement of the Company's intellectual property rights by Pulsecom and its agents. Pulsecom filed a counterclaim alleging that the Universal Voice Grade line card manufactured by the Company for the Litespan-2000 system infringes U. S. Patent No. 5,263,081 assigned to Pulsecom. The Company's claims against Pulsecom were dismissed by the trial court on June 10, 1997. Pulsecom's claims against the Company were dismissed August 29, 1997. Both parties have filed appeals. Based on the facts known at this time, the Company believes it has a valid

                DSC COMMUNICATIONS CORPORATION AND SUBSIDIARIES defense to Pulsecom's claim and that the ultimate outcome of the dispute will not have a material adverse effect on the Company's consolidated financial position.

    On December 22, 1997, Catherine Millet, the Company's former Vice President of advanced planning in the Access Products Division and her new employer, AFC, sued the Company in Roseville, California State Court for declaratory judgment against the Company. Millet is attempting to keep the Company from enforcing rights in its trade secrets and intellectual property which Millet will inevitably be required to use in her new position with AFC. Ms. Millet is performing the identical job function in advanced product planning that she performed for the Company in regard to the same line of products. The Company had previously sued AFC for theft of trade secrets in U. S. District Court. That case was resolved at trial.

    The Company plans to vigorously defend its trade secrets and intellectual property in this matter. In a related action, the Company has brought an action for patent infringement against AFC in Federal Court in Texarkana, Texas.

    The Company is also party to other routine legal proceedings incidental to its business.

    The Company does not believe the ultimate resolution of these matters will have a material adverse effect on its consolidated financial position.

INCOME (LOSS) PER SHARE

    The following table sets forth the computation of basic and diluted income
(loss) per share (in thousands, except per share data):

                                                              1997        1996        1995
                                                           ----------  ----------  ----------
Numerator:
  Net income (loss)......................................  $   48,863  $   (7,555) $  192,680
Denominator for basic income (loss) per share:
  Weighted average shares outstanding....................     117,358     116,108     114,557
Effect of dilutive securities:
  Stock options..........................................       2,138      --           3,657
                                                           ----------  ----------  ----------
Denominator for diluted income (loss) per share..........     119,496     116,108     118,214
Basic income (loss) per share............................  $     0.42  $    (0.07) $     1.68
                                                           ----------  ----------  ----------
                                                           ----------  ----------  ----------
Diluted income (loss) per share..........................  $     0.41  $    (0.07) $     1.63
                                                           ----------  ----------  ----------
                                                           ----------  ----------  ----------

    Of the total stock options outstanding at December 31, 1997 and 1996, approximately 3.5 million and 3.4 million shares of common stock, respectively, were not included in the computation of diluted income (loss) per share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would have been antidilutive.

    In addition, approximately 8,000,000 shares of common stock issuable upon conversion of the 7% convertible notes issued in August 1997 were not included in the computation of diluted income per share in 1997 because the effect would have been antidilutive.

                DSC COMMUNICATIONS CORPORATION AND SUBSIDIARIES

INTERNATIONAL OPERATIONS AND MAJOR CUSTOMERS

INTERNATIONAL OPERATIONS

    The Company operates in a single industry segment, the telecommunications equipment marketplace.

    A summary of the Company's operations by geographic area is presented below (in thousands):

                                                                    DECEMBER 31,
                                                      ----------------------------------------
                                                          1997          1996          1995
                                                      ------------  ------------  ------------
Revenue from unaffiliated customers:
  United States.....................................  $  1,313,426  $  1,163,520  $  1,188,357
  Europe............................................       149,378       145,850       155,562
  Other International...............................       112,675        71,521        78,099
  Eliminations......................................       --            --            --
                                                      ------------  ------------  ------------
  Consolidated......................................  $  1,575,479  $  1,380,891  $  1,422,018
                                                      ------------  ------------  ------------
                                                      ------------  ------------  ------------
Intercompany revenue between geographic
  areas:
  United States.....................................  $    121,724  $     73,002  $     65,856
  Europe............................................        31,368        30,171        15,357
  Other International...............................       113,748        47,720         5,373
  Eliminations......................................      (266,840)     (150,893)      (86,586)
                                                      ------------  ------------  ------------
  Consolidated......................................  $    --       $    --       $    --
                                                      ------------  ------------  ------------
                                                      ------------  ------------  ------------
Operating income (loss):
  United States (a).................................  $     23,446  $     23,674  $    284,525
  Europe............................................       (29,510)      (46,292)      (14,090)
  Other International...............................        15,178        10,345         4,139
  Eliminations......................................           919           230         4,844
                                                      ------------  ------------  ------------
  Consolidated......................................  $     10,033  $    (12,043) $    279,418
                                                      ------------  ------------  ------------
                                                      ------------  ------------  ------------
Identifiable assets at December 31:
  United States.....................................  $  1,967,746  $  1,496,663  $  1,546,378
  Europe............................................       361,068       362,329       296,157
  Other International...............................       111,167        67,781        22,916
  Eliminations......................................          (466)       (1,118)         (176)
                                                      ------------  ------------  ------------
  Consolidated......................................  $  2,439,515  $  1,925,655  $  1,865,275
                                                      ------------  ------------  ------------
                                                      ------------  ------------  ------------

(a) Included in operating results for the U.S. region for 1997 was the Celcore in-process research and development charge of $135.0 million and the $22.0 million asset write-down related to the January 1998 business disposition. 1996 operating results for the U.S. region included $96.0 million of special charges related primarily to a reduction in the carrying value of certain assets for several of the Company's newer products. Operating income for 1997 and 1996 for the U.S. region, excluding unusual items, would have been $180.4 million and $119.7 million, respectively.

    The information presented above may not be indicative of results if the geographic areas were independent organizations. Intercompany transactions are made at established transfer prices.

                DSC COMMUNICATIONS CORPORATION AND SUBSIDIARIES

    Revenue generated from export sales was 11% of consolidated revenue in 1997, and less than 10% for both 1996 and 1995. Export sales in 1997 consisted of sales to the Asian region, primarily Japan, of $119.7 million and other export sales of $49.4 million.

MAJOR CUSTOMERS

    Two customers accounted for at least 10% of the Company's consolidated revenue in 1997. In the aggregate, the revenue from these customers was approximately 37% of 1997 consolidated revenue. In 1996 and 1995, three customers accounted for at least 10% of the Company's consolidated revenue. In the aggregate, the revenue from these customers was 39% and 42% of consolidated revenue in 1996 and 1995, respectively.

SPECIAL CHARGES

    During 1996, the Company reassessed the business prospects of certain of its products, including Airspan, Litespan-120 and iMTN. Management concluded that although the longer-term outlook for these products was favorable, forecasted business levels in the near-term would not sustain the carrying values of certain assets. As a result, the Company recorded non-cash special charges totaling $96.0 million, including $82.5 million (Cost of Revenue) related primarily to provisions for excess and obsolete inventories, deferred development costs and associated assets. Additionally, $13.5 million was included in operating expenses for provisions for excess equipment and facilities.

                DSC COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                               QUARTERLY RESULTS
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     1997                                            1996
                                ----------------------------------------------  -----------------------------------------------
                                FOURTH(A)     THIRD     SECOND(B)    FIRST(B)     FOURTH    THIRD(C)(D)  SECOND(D)     FIRST
                                ----------  ----------  ----------  ----------  ----------  -----------  ----------  ----------
Revenue.......................  $  445,105  $  401,288  $  382,883  $  346,203  $  390,560   $ 326,003   $  356,431  $  307,897
Gross profit..................     193,315     173,126     156,556     139,275     150,202      28,457      147,019     129,466
Net income (loss).............  $  (37,570) $   28,256  $   41,817  $   16,360  $   17,548   $ (57,890)  $   21,262  $   11,525
                                ----------  ----------  ----------  ----------  ----------  -----------  ----------  ----------
                                ----------  ----------  ----------  ----------  ----------  -----------  ----------  ----------
Basic income (loss) per
  share.......................  $    (0.32) $     0.24  $     0.36  $     0.14  $     0.15   $   (0.50)  $     0.18  $     0.10
                                ----------  ----------  ----------  ----------  ----------  -----------  ----------  ----------
                                ----------  ----------  ----------  ----------  ----------  -----------  ----------  ----------
Diluted income (loss) per
  share.......................  $    (0.32) $     0.24  $     0.35  $     0.14  $     0.15   $   (0.50)  $     0.18  $     0.10
                                ----------  ----------  ----------  ----------  ----------  -----------  ----------  ----------
                                ----------  ----------  ----------  ----------  ----------  -----------  ----------  ----------

------------------------

(A) Unusual items recorded in the fourth quarter of 1997 included a $135.0 million write-off of in-process research and development related to the acquisition of Celcore, for which there was no tax benefit, an asset write-down of $22.0 million in connection with the January 1998 disposition of the Company's fixed wireless local loop business and a net gain of $126.0 million from a litigation settlement. See "Business Acquisition," "Asset Write-Down" and "Other Income, Net" in Notes to Consolidated Financial Statements and Management's Discussion and Analysis for further discussion.

(B) In the first and second quarters of 1997, the Company recorded gains of $35.5 million from a litigation settlement. Approximately $4.0 million was recorded in the first quarter of 1997 with the remaining $31.5 million recorded in the second quarter of 1997. See "Other Income, Net" in Notes to Consolidated Financial Statements and Management's Discussion and Analysis for further discussion.

(C) The 1996 third quarter results included non-cash special charges of $96.0 million ($82.5 million reduced gross profit and $13.5 million was charged to operating costs and expenses) related primarily to a reduction in the carrying value of certain assets for several of the Company's products. See "Special Charges" in Notes to Consolidated Financial Statements and Management's Discussion and Analysis for further discussion.

(D) In the second and third quarter of 1996, the Company received a total of approximately $10.0 million of proceeds related to the settlement of certain litigation. Approximately $3.0 million was recorded in the second quarter of 1996 with the remaining $7.0 million recorded in the third quarter of 1996. Also included in the second and third quarter of 1996 were the litigation expenses and applicable costs associated with this litigation. See "Other Income, Net" in Notes to Consolidated Financial Statements for further discussion.

                        ALCATEL ALSTHOM AND SUBSIDIARIES
                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of Alcatel Alsthom:

    We have audited the consolidated balance sheets of Alcatel Alsthom and its subsidiaries as of December 31, 1997, 1996 and 1995, and the related consolidated statements of income, consolidated statements of cash flows and changes in shareholders' equity for each of the three years in the period ended December 31, 1997, all expressed in French francs. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alcatel Alsthom and its subsidiaries as of December 31, 1997, 1996 and 1995 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles in France.

    Accounting practices used by the company in preparing the accompanying financial statements conform with generally accepted accounting principles in France, but do not conform with accounting principles generally accepted in the United States. A description of these differences and a complete reconciliation of consolidated net income and shareholders' equity to U.S. generally accepted accounting principles is set forth in Notes 30 and 31 of the Notes to the consolidated financial statements.

                                          Arthur Andersen LLP

PARIS, FRANCE

MARCH 19, 1998

                        ALCATEL ALSTHOM AND SUBSIDIARIES

                         CONSOLIDATED INCOME STATEMENTS

                                                   NOTE      1997(A)         1997            1996            1995
                                                 ---------  ----------  --------------  --------------  --------------
                                                                    (IN MILLIONS EXCEPT PER SHARE INFORMATION)
NET SALES......................................             $   30,880      FF 185,868      FF 162,102      FF 160,416
                                                            ----------  --------------  --------------  --------------
Cost of sales..................................                (25,244)       (151,945)       (135,473)       (134,645)
Administrative and selling expenses............                 (4,307)        (25,923)        (23,726)        (25,137)
                                                            ----------  --------------  --------------  --------------
INCOME FROM OPERATIONS.........................        (3)       1,329           8,000           2,903             634
Financial income (loss)........................        (4)        (177)         (1,068)           (691)         (1,553)
Restructuring costs............................       (20)        (202)         (1,218)           (466)        (13,422)
Amortization of goodwill.......................        (8)        (388)         (2,338)         (2,222)        (13,464)
Other revenue (expense)........................        (5)         368           2,218           3,190           1,757
                                                            ----------  --------------  --------------  --------------
INCOME BEFORE TAXES AND SHARE IN NET INCOME OF                     929           5,594           2,714         (26,048)
  EQUITY AFFILIATES............................
                                                            ----------  --------------  --------------  --------------
Income tax.....................................        (6)        (225)         (1,353)           (678)         (1,121)
Share in net income of equity affiliates.......                     96             577           1,025             173
Minority interests.............................                    (25)           (153)           (336)          1,413
                                                            ----------  --------------  --------------  --------------
NET INCOME.....................................                    775           4,665           2,725         (25,583)
                                                            ----------  --------------  --------------  --------------
                                                            ----------  --------------  --------------  --------------
EARNINGS PER SHARE (IN FRANCS)
Basic earnings per Share.......................        (7)        4.94           29.73           17.48         (177.79)
Diluted earnings per Share.....................        (7)        4.84           29.13           17.45         (177.79)

------------------------

(a) Translation of amounts from French francs ("FF") into U.S. Dollars ("$") has been made merely for the convenience of the reader at the noon buying rate in New York City for cable transfers in French francs as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"), which was FF 6.019 per $1.00 on December 31, 1997.

                        ALCATEL ALSTHOM AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                 AT DECEMBER 31

          ASSETS
                                                                                               NOTE        1997(A)      1997
                                                                                               -----     -----------  ---------

                                                                                                       (IN MILLIONS)
Goodwill, net.............................................................................          (8)   $   4,967   FF 29,896
Other intangible assets, net..............................................................          (9)         136         820
                                                                                                         -----------  ---------
INTANGIBLE ASSETS, NET....................................................................                    5,103      30,716
                                                                                                         -----------  ---------
Property, plant and equipment.............................................................         (10)      12,943      77,901
Depreciation..............................................................................         (10)      (8,201)    (49,360)
                                                                                                         -----------  ---------
PROPERTY, PLANT AND EQUIPMENT, NET........................................................                    4,742      28,541
                                                                                                         -----------  ---------
Share in net assets of equity affiliates..................................................         (11)         784       4,718
Other investments and miscellaneous, net..................................................         (12)       2,812      16,927
                                                                                                         -----------  ---------
INVESTMENTS AND OTHER NON-CURRENT ASSETS..................................................                    3,596      21,645
                                                                                                         -----------  ---------
TOTAL NON-CURRENT ASSETS..................................................................                   13,441      80,902
                                                                                                         -----------  ---------
INVENTORIES AND WORK IN PROGRESS..........................................................         (13)       7,248      43,627
                                                                                                         -----------  ---------
Trade receivables and related accounts....................................................         (14)      12,704      76,465
                                                                                                         -----------  ---------
Other accounts receivable.................................................................         (15)       3,814      22,959
                                                                                                         -----------  ---------
ACCOUNTS RECEIVABLE.......................................................................                   16,518      99,424
                                                                                                         -----------  ---------
Short-term investments....................................................................         (16)         994       5,984
Receivables from disposals of assets......................................................                   --          --
Marketable securities.....................................................................         (16)         539       3,242
Cash on hand..............................................................................                    3,089      18,593
                                                                                                         -----------  ---------
Cash and cash equivalents.................................................................                    3,628      21,835
                                                                                                         -----------  ---------
SHORT-TERM INVESTMENTS AND CASH AND CASH EQUIVALENT.......................................                    4,622      27,819
TOTAL CURRENT ASSETS......................................................................                   28,388     170,870
                                                                                                         -----------  ---------
Total assets..............................................................................                   41,830     251,772
                                                                                                         -----------  ---------
                                                                                                         -----------  ---------

          ASSETS
                                                                                              1996       1995
                                                                                            ---------  ---------

Goodwill, net.............................................................................  FF 31,996  FF 32,178
Other intangible assets, net..............................................................      1,326      1,204
                                                                                            ---------  ---------
INTANGIBLE ASSETS, NET....................................................................     33,322     33,382
                                                                                            ---------  ---------
Property, plant and equipment.............................................................     74,643     74,586
Depreciation..............................................................................    (46,995)   (45,080)
                                                                                            ---------  ---------
PROPERTY, PLANT AND EQUIPMENT, NET........................................................     27,648     29,506
                                                                                            ---------  ---------
Share in net assets of equity affiliates..................................................      7,668      8,375
Other investments and miscellaneous, net..................................................     11,062     13,470
                                                                                            ---------  ---------
INVESTMENTS AND OTHER NON-CURRENT ASSETS..................................................     18,730     21,845
                                                                                            ---------  ---------
TOTAL NON-CURRENT ASSETS..................................................................     79,700     84,733
                                                                                            ---------  ---------
INVENTORIES AND WORK IN PROGRESS..........................................................     49,658     45,695
                                                                                            ---------  ---------
Trade receivables and related accounts....................................................     65,665     66,948
                                                                                            ---------  ---------
Other accounts receivable.................................................................     23,911     23,359
                                                                                            ---------  ---------
ACCOUNTS RECEIVABLE.......................................................................     89,576     90,307
                                                                                            ---------  ---------
Short-term investments....................................................................      5,600      7,463
Receivables from disposals of assets......................................................      6,043     --
Marketable securities.....................................................................      5,041      8,802
Cash on hand..............................................................................     12,647     18,675
                                                                                            ---------  ---------
Cash and cash equivalents.................................................................     23,731     27,477
                                                                                            ---------  ---------
SHORT-TERM INVESTMENTS AND CASH AND CASH EQUIVALENT.......................................     29,331     34,940
TOTAL CURRENT ASSETS......................................................................    168,565    170,942
                                                                                            ---------  ---------
Total assets..............................................................................    248,265    255,675
                                                                                            ---------  ---------
                                                                                            ---------  ---------

             LIABILITIES AND SHAREHOLDERS' EQUITY
                                                                    NOTE          1997(A)                  1997
                                                                    -----     ---------------  -----------------------------

                                                                                                                   AFTER
                                                                                                               -------------
                                                                                   AFTER           BEFORE
                                                                               APPROPRIATION   --------------
                                                                                                      APPROPRIATION*
                                                                              ---------------  -----------------------------
                                                                                              (IN MILLIONS)
Capital stock (FF 40 nominal value; 163,199,080 Shares issued at December 31, 1997, 161,788,947 Shares at December 31, 1996
  and 150,548,066 Shares at December 31, 1995).................                  $   1,084        FF  6,527       FF  6,527
Additional paid-in-capital.....................................                      5,943           35,772          35,772
Retained earnings..............................................                      1,636            7,085           9,846
Cumulative translation adjustments.............................                       (932)          (5,607)         (5,607)
Net income.....................................................                     --                4,665         --
Less treasury stock at cost (5,245,510 in 1997; 5,362,186 in
  1996 and 4,376,309 in 1995)..................................                       (429)          (2,584)         (2,584)
                                                                                   -------     --------------  -------------
SHAREHOLDERS' EQUITY...........................................         (18)         7,303           45,858          43,954
                                                                                   -------     --------------  -------------
MINORITY INTERESTS.............................................         (19)           295            1,777           1,777
                                                                                   -------     --------------  -------------
Accrued pension and retirement obligations.....................                      1,458            8,777           8,777
Accrued contract costs and other reserves......................         (20)         6,658           40,075          40,075
                                                                                   -------     --------------  -------------
TOTAL RESERVES FOR LIABILITIES AND CHARGES.....................                      8,116           48,852          48,852
                                                                                   -------     --------------  -------------
Bonds and notes issued.........................................                      3,516           21,164          21,164
Other borrowings...............................................                      3,083           18,557          18,557
                                                                                   -------     --------------  -------------
TOTAL FINANCIAL DEBT...........................................         (21)         6,599           39,721          39,721
(OF WHICH MEDIUM AND LONG-TERM PORTION)........................                      3,641           21,916          21,916
                                                                                   -------     --------------  -------------
Customers' deposits and advances...............................         (22)         8,358           50,304          50,304
Trade payables and related accounts............................                      4,872           29,327          29,327
Other payables.................................................         (23)         6,286           32,933          37,837
TOTAL OTHER LIABILITIES........................................                     19,516          115,564         117,468
                                                                                   -------     --------------  -------------
Total liabilities and shareholders' equity.....................                     41,830          251,772         251,772
                                                                                   -------     --------------  -------------
                                                                                   -------     --------------  -------------
COMMITMENTS AND CONTINGENCIES..................................         (24)

             LIABILITIES AND SHAREHOLDERS' EQUITY
                                                                      1996            1995
                                                                 --------------  --------------
                                                                     AFTER           AFTER
                                                                 APPROPRIATION*  APPROPRIATION*
                                                                 --------------  --------------
Capital stock (FF 40 nominal value; 163,199,080 Shares issued at December 31, 1997, 161,788,947 Shares at December 31, 1996
  and 150,548,066 Shares at December 31, 1995).................     FF  6,471       FF  6,022
Additional paid-in-capital.....................................        35,089          32,580
Retained earnings..............................................         6,544           3,755
Cumulative translation adjustments.............................        (6,506)         (7,107)
Net income.....................................................        --              --
Less treasury stock at cost (5,245,510 in 1997; 5,362,186 in
  1996 and 4,376,309 in 1995)..................................        (2,428)         (2,257)
                                                                 --------------  --------------
SHAREHOLDERS' EQUITY...........................................        39,170          32,993
                                                                 --------------  --------------
MINORITY INTERESTS.............................................         1,488           3,213
                                                                 --------------  --------------
Accrued pension and retirement obligations.....................         8,455           8,330
Accrued contract costs and other reserves......................        42,516          42,302
                                                                 --------------  --------------
TOTAL RESERVES FOR LIABILITIES AND CHARGES.....................        50,971          50,632
                                                                 --------------  --------------
Bonds and notes issued.........................................        20,117          21,990
Other borrowings...............................................        22,360          32,939
                                                                 --------------  --------------
TOTAL FINANCIAL DEBT...........................................        42,477          54,929
(OF WHICH MEDIUM AND LONG-TERM PORTION)........................        23,422          28,125
                                                                 --------------  --------------
Customers' deposits and advances...............................        52,076          47,382
Trade payables and related accounts............................        25,223          24,016
Other payables.................................................        36,860          42,510
TOTAL OTHER LIABILITIES........................................       114,159         113,908
                                                                 --------------  --------------
Total liabilities and shareholders' equity.....................       248,265         255,675
                                                                 --------------  --------------
                                                                 --------------  --------------
COMMITMENTS AND CONTINGENCIES..................................

------------------------
*   See note 17.

(a) Translation of amounts from French francs ("FF") into U.S. Dollars ("$") has been made merely for the convenience of the reader at the noon buying rate in New York City for cable transfers in French francs as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"), which was FF 6.019 per $1.00 on December 31, 1997.

                        ALCATEL ALSTHOM AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                      1997(A)     1997        1996        1995
                                                                     ---------  ---------  ----------  ----------
                                                                                    (IN MILLIONS)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income.......................................................  $     775   FF 4,665    FF 2,725   FF(25,583)
  Minority interests...............................................         26        154         336      (1,413)
  Adjustments to reconcile income before minority interests to net cash provided by operating activities:
    Depreciation and amortization, net.............................      1,514      9,110       8,569      20,533
    Changes in reserves for pension obligations, net...............         41        248        (140)        490
    Changes in other long-term reserves, net.......................       (472)    (2,838)     (3,147)     10,555
    Net (gain) loss on disposal of non-current assets..............       (402)    (2,419)     (5,016)     (1,870)
    Share in net income of equity affiliates (net of dividends
      received)....................................................        (54)      (325)       (659)        135
    Other..........................................................         (9)       (56)     --          --
                                                                     ---------  ---------  ----------  ----------
WORKING CAPITAL PROVIDED BY OPERATIONS.............................      1,419      8,539       2,668       2,847
  Net change in current assets and current liabilities:
    Decrease (increase) in accounts receivable.....................        (23)      (141)       (329)     (3,659)
    Decrease (increase) in inventories.............................        (32)      (190)     (1,669)     (1,943)
    Increase (decrease) in accounts payable and accrued expenses...       (585)    (3,521)      1,817      (3,479)
    Changes in short-term reserves, net*...........................         27        163       1,493       3,197
                                                                     ---------  ---------  ----------  ----------
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES...................        806      4,850       3,980      (3,037)
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from disposal of fixed assets...........................        149        899         974         577
  Capital expenditures.............................................     (1,169)    (7,038)     (5,672)     (6,307)
  Decrease (increase) in loans.....................................       (416)    (2,503)        104          12
  Cash expenditures for acquisition of consolidated companies, net of cash acquired, and for acquisition of unconsolidated
    companies**....................................................       (344)    (2,068)     (1,007)       (912)
  Cash proceeds from sale of previously consolidated companies, net
    of cash sold, and from sale of unconsolidated companies........      1,059      6,376      11,375       2,789
  Decrease (increase) in short-term investments....................        (34)      (206)      2,044       7,205
                                                                     ---------  ---------  ----------  ----------
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES...................       (754)    (4,540)      7,818       3,364
                                                                     ---------  ---------  ----------  ----------
NET CASH FLOW AFTER INVESTMENT.....................................         52        310      11,798         327
CASH FLOWS FROM FINANCING ACTIVITIES
  Increase (decrease) in short-term debt...........................       (789)    (4,748)    (15,116)      2,810
  Proceeds from issuance of long-term debt.........................        573      3,450         270         726
  Proceeds from issuance of shares.................................         84        508          24          15
  Dividends paid...................................................       (287)    (1,725)       (902)       (857)
                                                                     ---------  ---------  ----------  ----------
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES...................       (418)    (2,515)    (15,724)      2,694
Net effect of exchange rate changes................................         51        309         180        (370)
                                                                     ---------  ---------  ----------  ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS...............       (315)    (1,896)     (3,746)      2,651
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR.....................      3,943     23,731      27,477      24,826
                                                                     ---------  ---------  ----------  ----------
CASH AND CASH EQUIVALENTS AT END OF YEAR**.........................      3,628     21,835      23,731      27,477
                                                                     ---------  ---------  ----------  ----------
                                                                     ---------  ---------  ----------  ----------

------------------------
Income taxes paid amounted to FF 1,632 million in 1997, FF 792 million in 1996 and FF 2,507 million in 1995. Interest paid amounted to FF 4,226 million in 1997, FF 3,971 million in 1996 and FF 6,164 million in 1995.

* Changes in short-term reserves for restructuring have been reclassified in 1995 and 1996 from "Net change in current assets and liabilities" to "Changes in other reserves, net."

** Line items "Cash proceeds from sale of previously consolidated companies, net of cash sold, and from sale of unconsolidated companies" and "Cash and cash equivalents at end of year" including receivables from disposal of assets (see note 1j).

(a) Translation of amounts from French francs ("FF") into U.S. Dollars ("$") has been made merely for the convenience of the reader at the noon buying rate in New York City for cable transfers in French francs as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"), which was FF 6.019 per $1.00 on December 31, 1997.

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                        ALCATEL ALSTHOM AND SUBSIDIARIES

           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                                                       TREASURY
                                                                                                                         STOCK
                                         NUMBER                  ADDITIONAL                 CUMULATIVE                 OWNED BY
                                        OF SHARES     CAPITAL      PAID-IN     RETAINED     TRANSLATION      NET     CONSOLIDATED
                             NOTE      OUTSTANDING     STOCK       CAPITAL     EARNINGS     ADJUSTMENTS    INCOME    SUBSIDIARIES
                             -----     -----------  -----------  -----------  -----------  -------------  ---------  -------------
                                           (IN MILLIONS OF FRENCH FRANCS EXCEPT FOR NUMBER OF SHARES OUTSTANDING)
BALANCE AT DECEMBER 31,
  1994 AFTER
  APPROPRIATION.........               142,169,042       5,862       31,158       30,483        (5,464)           0       (2,255)
                                       -----------  -----------  -----------  -----------       ------    ---------       ------
Capital increase........        (17a)   4,003,198          160        1,422
Net change in treasury
  stock owned by
  consolidated
  subsidiaries..........        (17f)        (483)                                                                            (2)
Translation
  adjustment............                                                                        (1,643)
Other changes...........                                                              59
Net income..............                                                                                    (25,583)
Appropriation of net
  income................                                                         (26,787)                    25,583
                                       -----------  -----------  -----------  -----------       ------    ---------       ------
BALANCE AT DECEMBER 31,
  1995 AFTER
  APPROPRIATION.........               146,171,757       6,022       32,580        3,755        (7,107)           0       (2,257)
Capital increase........        (17a)  10,255,004          449        2,246        1,800
Transfer to additional
  paid-in capital.......                                                263         (263)
Net change in treasury
  stock owned by
  consolidated
  subsidiaries..........        (17f)                                                159                                    (171)
Translation
  adjustment............                                                                           601
Other changes...........                                                             (14)
Net income..............                                                                                      2,725
Appropriation of net
  income................                                                           1,107                     (2,725)
                                       -----------  -----------  -----------  -----------       ------    ---------       ------
BALANCE AT DECEMBER 31,
  1996 AFTER
  APPROPRIATION.........               156,426,761       6,471       35,089        6,544        (6,506)           0       (2,428)
New accounting method as
  of 01/01/1997.........          (2)                                                474
Capital increase........                1,410,133           56          683
Transfer to additional
  paid-in capital.......
Net change in treasury
  stock owned by
  consolidated
  subsidiaries..........                  116,676                                     54                                    (156)
Translation
  adjustment............                                                                           899
Other changes...........                                                              13
Net income..............                                                                                      4,665
                                       -----------  -----------  -----------  -----------       ------    ---------       ------
BALANCE AT DECEMBER 31,
  1997 BEFORE
  APPROPRIATION.........               157,953,570       6,527       35,772        7,085        (5,607)       4,665       (2,584)
Proposed appropriation
  of net income.........                                                           2,761                     (4,665)
                                       -----------  -----------  -----------  -----------       ------    ---------       ------
BALANCE AT DECEMBER 31,
  1997 AFTER
  APPROPRIATION.........               157,953,570       6,527       35,772        9,846        (5,607)           0       (2,584)
                                       -----------  -----------  -----------  -----------       ------    ---------       ------
                                       -----------  -----------  -----------  -----------       ------    ---------       ------


                          SHAREHOLDERS'
                             EQUITY
                          -------------

BALANCE AT DECEMBER 31,
  1994 AFTER
  APPROPRIATION.........       59,784
                          -------------
Capital increase........        1,582
Net change in treasury
  stock owned by
  consolidated
  subsidiaries..........           (2)
Translation
  adjustment............       (1,643)
Other changes...........           59
Net income..............      (25,583)
Appropriation of net
  income................       (1,204)
                          -------------
BALANCE AT DECEMBER 31,
  1995 AFTER
  APPROPRIATION.........       32,993
Capital increase........        4,495
Transfer to additional
  paid-in capital.......            0
Net change in treasury
  stock owned by
  consolidated
  subsidiaries..........          (12)
Translation
  adjustment............          601
Other changes...........          (14)
Net income..............        2,725
Appropriation of net
  income................       (1,618)
                          -------------
BALANCE AT DECEMBER 31,
  1996 AFTER
  APPROPRIATION.........       39,170
New accounting method as
  of 01/01/1997.........          474
Capital increase........          739
Transfer to additional
  paid-in capital.......            0
Net change in treasury
  stock owned by
  consolidated
  subsidiaries..........         (102)
Translation
  adjustment............          899
Other changes...........           13
Net income..............        4,665
                          -------------
BALANCE AT DECEMBER 31,
  1997 BEFORE
  APPROPRIATION.........       45,858
Proposed appropriation
  of net income.........       (1,904)
                          -------------
BALANCE AT DECEMBER 31,
  1997 AFTER
  APPROPRIATION.........       43,954
                          -------------
                          -------------

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                        ALCATEL ALSTHOM AND SUBSIDIARIES

                        INFORMATION BY BUSINESS SEGMENT*

                                                                                                    OTHERS AND
                                                                                                   ELIMINATIONS
                                                            CABLES AND   ENGINEERING  ENERGY AND      BETWEEN
BUSINESS SEGMENT                                 TELECOM    COMPONENTS   AND SYSTEMS   TRANSPORT     SEGMENTS     CONSOLIDATED
---------------------------------------------  -----------  -----------  -----------  -----------  -------------  ------------
                                                                             (IN MILLIONS OF FRENCH FRANCS)
1997
Net sales -- segments........................      82,902       48,389       27,920       34,449        (7,792)       185,868
   -- between segments**.....................        (557)      (5,989)      (1,661)        (258)        8,465              0
                                               -----------  -----------  -----------  -----------       ------    ------------
NET SALES....................................      82,345       42,400       26,259       34,191           673        185,868
                                               -----------  -----------  -----------  -----------       ------    ------------
INCOME FROM OPERATIONS.......................       3,098        2,872          423***      1,701          (94)         8,000
                                               -----------  -----------  -----------  -----------       ------    ------------
DEPRECIATION OF PROPERTY, PLANT AND
  EQUIPMENT, NET.............................       2,833        1,623          298          909           168          5,831
                                               -----------  -----------  -----------  -----------       ------    ------------
WORKING CAPITAL PROVIDED BY OPERATIONS.......       2,980        2,080          601        2,023           855          8,539
                                               -----------  -----------  -----------  -----------       ------    ------------
CAPITAL EXPENDITURES.........................       3,017        1,649          342        1,211           358          6,577
                                               -----------  -----------  -----------  -----------       ------    ------------
1996
Net sales -- segments........................      71,109       46,280       22,375       29,917        (7,579)       162,102
   -- between segments**.....................        (648)      (6,136)      (1,808)        (218)        8,810              0
                                               -----------  -----------  -----------  -----------       ------    ------------
NET SALES....................................      70,461       40,144       20,567       29,699         1,231        162,102
                                               -----------  -----------  -----------  -----------       ------    ------------
INCOME FROM OPERATIONS.......................        (953)       2,697         (234)***      1,393           0          2,903
                                               -----------  -----------  -----------  -----------       ------    ------------
DEPRECIATION OF PROPERTY, PLANT AND
  EQUIPMENT, NET.............................       2,936        1,671          250          775           175          5,807
                                               -----------  -----------  -----------  -----------       ------    ------------
WORKING CAPITAL PROVIDED BY OPERATIONS.......      (1,818)       1,803         (151)       1,610         1,224          2,668
                                               -----------  -----------  -----------  -----------       ------    ------------
CAPITAL EXPENDITURES.........................       2,489        1,231          303          765           200          4,988
                                               -----------  -----------  -----------  -----------       ------    ------------
1995
Net sales -- segments........................      68,920       47,524       22,089       29,384        (7,501)       160,416
   -- between segments**.....................        (383)      (7,206)      (1,613)        (303)        9,505              0
                                               -----------  -----------  -----------  -----------       ------    ------------
NET SALES....................................      68,537       40,318       20,476       29,081         2,004        160,416
                                               -----------  -----------  -----------  -----------       ------    ------------
INCOME FROM OPERATIONS.......................      (3,018)       2,290         (429)***      1,334         457            634
                                               -----------  -----------  -----------  -----------       ------    ------------
DEPRECIATION OF PROPERTY, PLANT AND
  EQUIPMENT, NET.............................       2,967        1,732          306          787           288          6,080
                                               -----------  -----------  -----------  -----------       ------    ------------
WORKING CAPITAL PROVIDED BY OPERATIONS.......      (1,949)       2,137           79        1,992           588          2,847
                                               -----------  -----------  -----------  -----------       ------    ------------
CAPITAL EXPENDITURES.........................       2,667        1,457          354          810           374          5,662
                                               -----------  -----------  -----------  -----------       ------    ------------

------------------------

* The Cables and Components segment was modified to include the Batteries segment (previously disclosed separately) and the Components Division (previously in Telecom). The Telecom segment includes now the Sub-marines Network Division (previously in Cables). 1996 and 1995 have been restated. See also note 29.

**  Inter segment sales are made on an arm's length basis.

*** Of which Alcatel Siette: FF (41) million in 1997, FF (326) million in 1996 and FF (600) million in 1995.

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                        ALCATEL ALSTHOM AND SUBSIDIARIES

                        INFORMATION BY BUSINESS SEGMENT

                                                                                                    OTHERS AND
                                                                                         ENERGY     ELIMINATIONS
                                                             CABLES AND   ENGINEERING      AND        BETWEEN
BUSINESS SEGMENT                                  TELECOM    COMPONENTS   AND SYSTEMS   TRANSPORT    SEGMENTS    CONSOLIDATED
----------------------------------------------  -----------  -----------  -----------  -----------  -----------  ------------
                                                                  (IN MILLIONS OF FRENCH FRANCS EXCEPT FOR STAFF COUNT)
1997
Intangible assets, net........................      11,419        1,617          710        1,868       15,102        30,716
Property, plant and equipment, net............      11,855        9,304          972        5,827          583        28,541
Other non-current assets, net.................       8,506          482          238          810       11,609        21,645
                                                -----------  -----------  -----------  -----------  -----------  ------------
Non-current assets............................      31,780       11,403        1,920        8,505       27,294        80,902
Inventories and work in progress..............      14,182        6,967        5,835       16,649           (6)       43,627
Other current assets..........................      40,445       15,627       21,513       31,626       18,032       127,243
                                                -----------  -----------  -----------  -----------  -----------  ------------
TOTAL ASSETS..................................      86,407       33,997       29,268       56,780       45,320       251,772
                                                -----------  -----------  -----------  -----------  -----------  ------------
STAFF.........................................      73,852       36,110       34,497       43,285        1,805       189,549
                                                -----------  -----------  -----------  -----------  -----------  ------------
1996
Intangible assets, net........................      11,952        2,051        1,039        1,738       16,542        33,322
Property, plant and equipment, net............      11,631        9,604          945        5,188          280        27,648
Other non-current assets, net.................      12,220          512          276          833        4,889        18,730
                                                -----------  -----------  -----------  -----------  -----------  ------------
Non-current assets............................      35,803       12,167        2,260        7,759       21,711        79,700
Inventories and work in progress..............      13,924        6,966       13,413       15,295           60        49,658
Other current assets..........................      28,940        9,629       29,703       34,461       16,174       118,907
                                                -----------  -----------  -----------  -----------  -----------  ------------
TOTAL ASSETS..................................      78,667       28,762       45,376       57,515       37,945       248,265
                                                -----------  -----------  -----------  -----------  -----------  ------------
STAFF.........................................      75,818       38,839       32,613       41,490        1,840       190,600
                                                -----------  -----------  -----------  -----------  -----------  ------------
1995
Intangible assets, net........................      11,916        2,759          959          822       16,926        33,382
Property, plant and equipment, net............      12,463       10,352          824        4,557        1,310        29,506
Other non-current assets, net.................      20,194        1,434          454          726         (963)       21,845
                                                -----------  -----------  -----------  -----------  -----------  ------------
Non-current assets............................      44,573       14,545        2,237        6,105       17,273        84,733
Inventories and work in progress..............      13,921        7,298       10,933       13,242          301        45,695
Other current assets..........................      38,189       12,185       20,526       34,874       19,473       125,247
                                                -----------  -----------  -----------  -----------  -----------  ------------
TOTAL ASSETS..................................      96,683       34,028       33,696       54,221       37,047       255,675
                                                -----------  -----------  -----------  -----------  -----------  ------------
STAFF.........................................      82,036       40,334       29,980       36,860        2,620       191,830
                                                -----------  -----------  -----------  -----------  -----------  ------------

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                        ALCATEL ALSTHOM AND SUBSIDIARIES

                       INFORMATION BY GEOGRAPHICAL MARKET

                                                                                     REST OF    REST OF
                                                             FRANCE      GERMANY     EUROPE      WORLD    CONSOLIDATED
                                                            ---------  -----------  ---------  ---------  ------------
                                                              (IN MILLIONS OF FRENCH FRANCS EXCEPT FOR STAFF COUNT)
1997
NET SALES
  -- by subsidiary location...............................     69,706      30,110      49,798     36,254      185,868
  -- by geographical market...............................     34,437      24,854      56,243     70,334      185,868
Income from operations....................................      2,292       1,127       2,086      2,495        8,000
Property, plant and equipment, net........................      8,422       4,592       8,647      6,880       28,541
Total Assets..............................................    130,355      27,929      58,376     35,112      251,772
Staff.....................................................     71,364      28,961      54,348     34,876      189,549

1996
NET SALES
  -- by subsidiary location...............................     64,331      27,254      43,508     27,009      162,102
  -- by geographical market...............................     36,246      21,609      48,642     55,605      162,102
Income from operations....................................      1,874        (363)        (42)     1,434        2,903
Property, plant and equipment, net........................      8,300       5,260       9,405      4,683       27,648
Total Assets..............................................    127,555      37,944      57,825     24,941      248,265
Staff.....................................................     71,780      30,650      57,330     30,840      190,600

1995
NET SALES
  -- by subsidiary location...............................     65,647      25,667      45,455     23,647      160,416
  -- by geographical market...............................     39,736      20,729      47,831     52,120      160,416
Income from operations....................................      2,374      (2,259)        862       (343)         634
Property, plant and equipment, net........................      8,536       5,630      10,706      4,634       29,506
Total Assets..............................................    142,267      29,253      62,507     21,648      255,675
Staff.....................................................     74,460      27,150      60,110     30,110      191,830

------------------------

The above information is analyzed by subsidiary location, except for net sales which are also analyzed by geographical market.

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                        ALCATEL ALSTHOM AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF ACCOUNTING POLICIES

    The Consolidated Financial Statements of Alcatel Alsthom and its consolidated subsidiaries (the "group") are presented in accordance with French generally accepted accounting principles ("GAAP") which incorporate the requirements of the 7th EEC Directive and comply with the significant accounting principles described hereafter.

(A) CONSOLIDATION METHODS

    Companies over which the group has legal or effective control are fully consolidated.

    The accounts for the Energy and transport segment, represented by GEC Alsthom n.v. and its subsidiaries ("GEC Alsthom"), are consolidated on a proportional basis because GEC Alsthom n.v. is jointly-controlled (50/50) by Alcatel Alsthom and GEC Plc (United Kingdom) ("GEC").

    Companies over which the group has a significant influence ("equity affiliates") are accounted for by the equity method. Significant influence is generally assumed when the group interest is between 20% and 50%.

    The Consolidated Financial Statements are prepared on the basis of year-end (or interim) financial statements at December 31.

    Alcatel Alsthom Shares held on a long-term basis by subsidiaries are stated at cost and shown as a deduction from shareholders' equity. Gains from disposals to third parties, and unrealized losses measured to the market value, are included in the Consolidated Income Statements.

    All significant intra-group transactions are eliminated.

(B) TRANSLATION OF FINANCIAL STATEMENTS DENOMINATED IN FOREIGN CURRENCIES

    The balance sheets of non-French consolidated subsidiaries are translated into French francs at the year-end rate of exchange, and their income statements and cash flow statements are translated at the average annual rate of exchange. The resulting translation adjustments are included in shareholders' equity under the line item "Cumulative translation adjustments."

(C) TRANSLATION OF FOREIGN CURRENCY TRANSACTIONS

    Foreign currency transactions are translated into French francs at the rate of exchange applicable on the transaction date. At year end, foreign currency receivables and payables are translated into French francs at the rate of exchange prevailing on that date. The resulting exchange gains and losses are recorded in the income statement.

    Exchange gains or losses on foreign currency borrowings that represent an economic hedge of a net investment in a foreign subsidiary are reported as translation adjustments in shareholders' equity under the line item "Cumulative translation adjustments."

(D) RESEARCH AND DEVELOPMENT EXPENSES

    These are recorded as expenses for the year in which they are incurred, except for:

                        ALCATEL ALSTHOM AND SUBSIDIARIES

NOTE 1 -- SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
-- certain software development costs which are included in intangible assets, when strict specific capitalization criteria are fulfilled, and amortized over their useful lives which do not exceed five years;

-- recoverable amounts disbursed under the terms of contracts with customers, which are included in work in progress on long-term contracts.

(E) INTANGIBLE ASSETS

    Goodwill is amortized, using the straight-line method, over a period, determined for each transaction, which does not exceed twenty years. In some exceptional cases, and when acquisitions are completed using the issuance of capital stock or securities with equity characteristics as settlement of the purchase price, the portion of goodwill attributable to such settlement may be charged to shareholders' equity.

    Whenever events or changes in market indicate a potential impairment of intangible assets and property, plant and equipment, a detailed review is carried out in order to reduce the carrying amount of such assets to their market value.

    Market value is calculated on the basis of forecast operating margins.

    Whenever such review indicates that market values are lower than carrying amounts, the group further considers the effect of possible business strategies, such as restructuring plans of involved companies, on its future profitability. If necessary, an exceptional amortization of these intangible assets as well as plant, property and equipment is accounted for to reduce their carrying amount to their market value.

(F) PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are valued at historical cost for the group (excluding any revaluation). Depreciation is generally calculated over the following useful lives:

Industrial buildings, plant and equipment
    - buildings for industrial use.............................  20 years
    - infrastructure and fixtures..............................  10-20 years
    - equipment and tools......................................  5-10 years
    - except for small equipment and tools.....................  3 years
Buildings for administrative use...............................  20-40 years

    Depreciation expense is determined using primarily the straight-line method. The declining balance method is used for equipment and tools in the Systems segment.

    Fixed assets acquired through capital lease arrangements or long-term rental arrangements that transfer substantially all of the benefits and risks of ownership to the group are capitalized.

(G) INVESTMENTS

    Investments are stated at the lower of historical cost (excluding revaluations) or fair value (market value for investments in listed companies), assessed investment by investment, taking into consideration the diversity of the activities they represent.

                        ALCATEL ALSTHOM AND SUBSIDIARIES

NOTE 1 -- SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
(H) LONG-TERM CONTRACTS

    Work in progress on long-term contracts is stated at production cost excluding administrative and selling expenses and interest expense. Provisions are established to cover all foreseeable losses on completion.

    From January 1st, 1997, revenue and margins of long-term contracts are recognized on a percentage-of-completion basis in all sectors.

    In 1995 and 1996, in the Engineering and Systems segment, revenue and margins of long-term contracts were recorded upon completion, i.e. as at the date of transfer of ownership as defined in the contract (see note 2).

(I) INVENTORIES

    Inventories are valued at the lower of cost (including indirect production costs where applicable) or net realizable value. Cost is primarily calculated on a weighted-average price basis.

(J) CASH AND CASH EQUIVALENTS

    Cash and cash equivalents comprise receivables from disposal of assets having a maturity less than three months and which are liquid and transferable as well as cash on hand and marketable securities. The latter item is valued at the lower of cost or market value.

(K) PENSION AND RETIREMENT OBLIGATIONS

    In accordance with the laws and practices of each country, the group participates in employee benefit plans by offering various retirement benefits. In certain countries, the group also provides for special termination benefits.

    For defined contribution plans and multi-employer plans, expenses are recorded as incurred. For defined benefit pension plans, liabilities and prepaid expenses are determined using actuarial cost methods and are recorded in accordance with the prevailing accounting practice in each country. Initial liability, prior service cost and actuarial gains and losses are generally recorded immediately in the income statement without deferral. The effect of changes in assumptions in France regarding discount rate and seniority on retirement date, will be amortized from 1998 over the average expected remaining working life of the employees concerned.

    General assumptions have been determined by actuaries on a country by country basis and, for certain assumptions (turnover, salary increases), company by company. The assumptions for 1997, 1996 and 1995 are as follow:

                                                       1997           1996           1995
                                                   -------------  -------------  -------------
Discount rate....................................           5-7%           6-7%           6-8%
Future salary increases..........................           2-7%           3-7%           3-8%
Expected long-term on assets.....................           6-8%           6-8%           7-8%
Average residual active life.....................    15-27 years    15-27 years    15-27 years
Amortization period of transition
  obligation.....................................    15-27 years    15-27 years    15-27 years

                        ALCATEL ALSTHOM AND SUBSIDIARIES

NOTE 1 -- SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
(L) RESERVES FOR RESTRUCTURING

    Reserves for restructuring costs are provided for when the restructuring programs have been finalized and approved by group management. Such costs primarily relate to severance payments, early retirement of employees, shut down of facilities and write-off of fixed assets, inventories and other assets.

(M) DEFERRED TAXATION

    Deferred income taxes are computed under the liability method for all timing differences arising between taxable income and accounting income, including entries recorded in individual accounts solely for tax purposes.

    Taxes on proposed dividends to be distributed by subsidiaries are provided for. No provision is made for taxes payable on undistributed retained earnings.

    Deferred income tax assets are only recorded in the Consolidated Balance Sheet insofar as the company in question is reasonably certain that the assets will be realized in the future.

    Tax consolidation is available for the group in a number of countries. In order to comply with generally accepted accounting principles, group tax relief in France has been accounted for since 1996 in the year it arises rather than in the year the consolidated tax return is filed. The effect of this change in accounting method is outlined in note 6.

(N) NET SALES

    Net sales represent sales and revenues net of value added taxes (VAT).

(O) INCOME FROM OPERATIONS

    Income from operations includes research and development expenses, pension costs and employee profit sharing. From 1997, income from operations is calculated before financial income (loss) and complies with the practices of many of the Company's competitors.

(P) STRUCTURE OF CONSOLIDATED BALANCE SHEET AND STATEMENT OF CASH FLOW

    Most of the group's activities in the various business segments involve long-term operating cycles. As a result the Consolidated Balance Sheet combines trading assets (inventories and work in progress, accounts receivable) and trading liabilities (reserves for liabilities and charges, customers' deposits and advances, trade payables and other payables) without distinction between the amounts due less than one year and due more than one year. Medium and long-term portion of financial debt, however, represents financial debt maturing after one year.

(Q) FINANCIAL INSTRUMENTS

    The group uses financial instruments to manage and reduce its exposure to fluctuations in interest rates, foreign currency exchange rates and metal prices. When these contracts qualify as hedges, gains and losses on such contracts are accounted for in the same period as the item being hedged; otherwise, changes in the market value of these instruments are recognized in the period of change.

                        ALCATEL ALSTHOM AND SUBSIDIARIES

NOTE 2 -- CHANGE IN ACCOUNTING POLICY

    In order to comply with the benchmark treatment of the Conseil National de la Comptabilite, revenue and margins of long-term contracts of the Engineering and Systems segment are accounted for, from January 1st 1997, under the percentage of completion method. The effect of the change in accounting policy is reported as an adjustment of the opening balance of retained earnings as of January 1st 1997 (MFF 474).

    For 1996 and 1995, the adjustments relating to the income statements would have been respectively MFF 456 and MFF (279) on sales and MFF 20 and MFF (24) on income from operations. For 1997, the effect of the change is MFF (728) on sales and MFF (33) on income from operations. this change in accounting policy has no tax effect on the consolidated accounts but reduces tax losses carried forward (reported off balance sheet).

NOTE 3 -- INCOME FROM OPERATIONS

    Income from operations includes amortization and depreciation, research and development expenses, pension costs and employee profit sharing, as well as in 1997 an additional provision of MFF 506 due to the deterioration crisis in South East Asia, relating to doubtful receivables and work in progress on businesses located in these countries and after consideration of reserves already accounted for.

(A) AMORTIZATION AND DEPRECIATION

                                                                   1997       1996       1995
                                                                 ---------  ---------  ---------
                                                                 (IN MILLIONS OF FRENCH FRANCS)
Amortization of:
-- Specific software...........................................        837        416        830
-- Other.......................................................        103        124        159
                                                                 ---------  ---------  ---------
TOTAL AMORTIZATION OF OTHER INTANGIBLE ASSETS..................        940        540        989
                                                                 ---------  ---------  ---------
                                                                 ---------  ---------  ---------
Depreciation of:
-- Land and buildings..........................................        930        921      1,060
-- Plant, equipment and tools..................................      3,358      3,417      3,461
-- Other.......................................................      1,543      1,469      1,559
                                                                 ---------  ---------  ---------
TOTAL DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT*...........      5,831      5,807      6,080
                                                                 ---------  ---------  ---------
                                                                 ---------  ---------  ---------

------------------------

*   See note 10.

(B) RESEARCH AND DEVELOPMENT EXPENSES

    Research and development expenses amounted to FF 11,642 million in 1997 (FF 11,016 million in 1996 and FF 11,070 million in 1995) and are reported in the income statement under the line item "Cost of Sales".

    Total R & D expenditures, including specific studies realized at customers' request, amounted to FF 16,679 million in 1997 (FF 16,568 million in 1996 and FF 16,201 million in 1995).

                        ALCATEL ALSTHOM AND SUBSIDIARIES

NOTE 3 -- INCOME FROM OPERATIONS (CONTINUED)
(C) OTHER EXPENSES

                                                                      1997       1996       1995
                                                                    ---------  ---------  ---------
                                                                    (IN MILLIONS OF FRENCH FRANCS)
Pension costs.....................................................     (1,101)    (1,024)    (1,115)
Employee profit sharing...........................................       (250)      (260)      (240)
                                                                    ---------  ---------  ---------
                                                                       (1,351)    (1,284)    (1,355)
                                                                    ---------  ---------  ---------
                                                                    ---------  ---------  ---------

NOTE 4 -- FINANCIAL INCOME (LOSS)

                                                                      1997       1996       1995
                                                                    ---------  ---------  ---------
                                                                    (IN MILLIONS OF FRENCH FRANCS)
Net interest (expense) income.....................................     (1,219)    (1,233)    (1,037)
Dividends*........................................................        251        340        444
Provision for depreciation of investments**.......................         36         (5)      (691)
Net exchange gain (loss)..........................................       (145)        18       (238)
Other financial items (net).......................................          9        189        (31)
                                                                    ---------  ---------  ---------
FINANCIAL INCOME (LOSS)...........................................     (1,068)      (691)    (1,553)
                                                                    ---------  ---------  ---------
                                                                    ---------  ---------  ---------

------------------------

*   received from unconsolidated companies (excluding equity affiliates).

** which includes FF 113 million in 1997, FF 331 million in 1996 and FF (444) million in 1995 related to Alcatel Alsthom Shares held on a long-term basis by subsidiaries.

NOTE 5 -- OTHER REVENUE (EXPENSE)

                                                                         1997       1996       1995
                                                                       ---------  ---------  ---------
                                                                       (IN MILLIONS OF FRENCH FRANCS)
Net capital gains on disposal of fixed assets........................      2,197      3,740      1,870
Gains from disposals of Alcatel Alsthom shares held by
  subsidiaries.......................................................        238         --         --
Other (net)..........................................................       (217)      (550)      (113)
                                                                       ---------  ---------  ---------
TOTAL................................................................      2,218      3,190      1,757
                                                                       ---------  ---------  ---------
                                                                       ---------  ---------  ---------

                        ALCATEL ALSTHOM AND SUBSIDIARIES

NOTE 6 -- INCOME TAX

(A) ANALYSIS OF INCOME TAX CHARGE

                                                                          1997        1996        1995
                                                                        ---------     -----     ---------
                                                                         (IN MILLIONS OF FRENCH FRANCS)
Current income tax charge.............................................      1,307         554       1,909
Deferred income tax charge (credit), net..............................         46         124        (788)
                                                                        ---------         ---   ---------
INCOME TAX*...........................................................      1,353         678       1,121
                                                                        ---------         ---   ---------
                                                                        ---------         ---   ---------

------------------------

* The 1996 income tax charge includes FF 653 million related to the 1995 tax consolidation gain in France. This gain results from the change in accounting introduced in order to comply with generally accepted accounting principles.

    The increase in the corporate income tax rate in France has had no material effect on the 1997 consolidated financial statements, primarily because of unrecorded tax loss carry forwards utilized in the French tax consolidation.

    Geographical origin:

                                                               1997       1996       1995
                                                             ---------  ---------  ---------
                                                             (IN MILLIONS OF FRENCH FRANCS)
France.....................................................        416       (411)       845
Foreign....................................................        891        965      1,064
                                                             ---------  ---------  ---------
Current income tax.........................................      1,307        554      1,909
                                                             ---------  ---------  ---------
France.....................................................       (137)       165       (277)
Foreign....................................................        183        (41)      (511)
                                                             ---------  ---------  ---------
Deferred income tax........................................         46        124       (788)
                                                             ---------  ---------  ---------
INCOME TAX.................................................      1,353        678      1,121
France.....................................................      3,485      4,543     (1,834)
Foreign....................................................      2,109     (1,829)   (24,214)
                                                             ---------  ---------  ---------
INCOME BEFORE TAX..........................................      5,594      2,714    (26,048)
                                                             ---------  ---------  ---------
                                                             ---------  ---------  ---------

                        ALCATEL ALSTHOM AND SUBSIDIARIES

NOTE 6 -- INCOME TAX (CONTINUED)
(B) EFFECTIVE INCOME TAX RATE

    The effective income tax rate can be analyzed as follows:

                                                                     1997       1996       1995
                                                                   ---------  ---------  ---------
                                                                    (IN MILLIONS OF FRENCH FRANCS
                                                                         AND IN PERCENTAGE)
Income before taxes and share in net income of equity
  affiliates.....................................................      5,594      2,714    (26,048)
Average income tax rate..........................................       38.2%      50.6%      41.5%
                                                                   ---------  ---------  ---------
Expected tax.....................................................      2,135      1,373    (10,810)
Impact of:
-- reduced taxation of certain revenues*.........................       (182)    (1,961)      (287)
-- (utilization) creation of tax loss carryforwards..............     (1,026)       101      9,032
-- tax credits...................................................       (347)      (468)      (223)
-- other permanent differences...................................        773      1,633      3,409
                                                                   ---------  ---------  ---------
Actual income tax charge.........................................      1,353        678      1,121
                                                                   ---------  ---------  ---------
EFFECTIVE TAX RATE...............................................       24.0%      25.0%       4.3%
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

------------------------

*   Primarily capital gains.

    Average income tax rate is the sum of income before taxes multiplied by the local statutory rate for each subsidiary, divided by consolidated income before taxes.

    The level of the average income tax rate in 1996 and 1995 results from the lack of compensation for losses incurred by certain companies against profits realized by other companies.

    In 1995, the creation of tax loss carryforwards relates primarily to reserves for restructuring (see note 20) whilst the high level in other permanent differences relates to exceptional amortization of goodwill (see note
8).

                        ALCATEL ALSTHOM AND SUBSIDIARIES

NOTE 6 -- INCOME TAX (CONTINUED)
(C) DEFERRED TAX BALANCES

    Deferred tax liabilities (assets) are included in the following captions of the Consolidated Balance Sheet:

                                                                      1997       1996       1995
                                                                    ---------  ---------  ---------
                                                                    (IN MILLIONS OF FRENCH FRANCS)
Other accounts receivable
-- current assets.................................................     (1,954)    (1,991)    (1,438)
-- non-current assets.............................................       (785)      (570)      (455)
                                                                    ---------  ---------  ---------
Total*............................................................     (2,739)    (2,561)    (1,893)
                                                                    ---------  ---------  ---------
Other payables
-- current liabilities............................................        652      1,149        772
-- non-current liabilities........................................      1,297        810      1,007
                                                                    ---------  ---------  ---------
Total**...........................................................      1,949      1,959      1,779
                                                                    ---------  ---------  ---------
NET DEFERRED TAX LIABILITIES (ASSETS).............................       (790)      (602)      (114)
                                                                    ---------  ---------  ---------
                                                                    ---------  ---------  ---------

------------------------

*   See note 15.

**  See note 23.

    Current deferred tax assets are recognized in companies which plan to incur a tax charge in the future.

    Non-current deferred tax assets primarily relate to accrued pension and retirement obligations and other reserves not yet tax deductible.

(D) TAX LOSSES CARRIED FORWARD

    Tax losses carried forward and not yet utilized represent a potential tax saving of FF 11,846 million at December 31, 1997, FF 14,229 million at December 31, 1996 and FF 8,994 million in 1995.

    Because of their uncertain nature, these potential assets will only be recognized in income as and when they are realized.

    Tax savings arising out of losses carried forward expire as follows:

YEARS                                                                        AMOUNT
-----------------------------------------------------------------  ---------------------------
                                                                     (IN MILLIONS OF FRENCH
                                                                             FRANCS)
1998.............................................................                 535
1999.............................................................                 841
2000.............................................................                 794
2001.............................................................                 939
2002 and thereafter..............................................               8,737
                                                                               ------
Total............................................................              11,846
                                                                               ------
                                                                               ------

    Other potential tax savings relate to unrecorded deferred tax assets, which amount to FF 2,735 million at December 31, 1997 (FF 3,542 million at December 31, 1996 and FF 6,409 million in 1995).

                        ALCATEL ALSTHOM AND SUBSIDIARIES

NOTE 7 -- EARNINGS PER SHARE

    The number of shares and share equivalents used to calculate basic net income per share and diluted earnings per share is defined in accordance with U.S. accounting standards. In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 128, "Earnings per share" ("SFAS 128"). The company adopted SFAS 128 for the year ended December 31, 1997. SFAS 128 replaced the primary earnings per share calculation with a basic earnings per share calculation and modified the calculation of diluted earnings per share. Amounts presented in 1996 and 1995 were restated to conform with the provisions of SFAS 128.

    Net income per share is computed on the basis of the weighted average number of shares issued after deduction of the weighted average number of shares owned by group subsidiaries.

    Diluted earnings per share take into account share equivalents having a dilutive effect after deduction of the weighted average number of share equivalents owned by group subsidiaries. Net income is adjusted for after tax interest expense of related convertible bonds. The dilutive effect of stock option plans is calculated using the treasury stock method.

    The following tables present a reconciliation of the net income per share and the fully-diluted earnings per share for each year disclosed:

                                                                          NUMBER OF     PER-SHARE
1997                                                      NET INCOME       SHARES        AMOUNT
-------------------------------------------------------  -------------  -------------  -----------
NET INCOME PER SHARE...................................        4,665      156,937,952       29.73
Stock option plans.....................................                     1,145,497
Convertibles bonds.....................................          330       13,406,490
                                                               -----    -------------       -----
Diluted earnings per share.............................        4,995      171,489,939       29.13
                                                               -----    -------------       -----
                                                               -----    -------------       -----

    At December 31, 1997, no share equivalent having a potential dilutive effect in the future existed. Group subsidiaries owned 5,245,510 shares and 2,200,790 share equivalents.

                                                                          NUMBER OF     PER-SHARE
1996                                                      NET INCOME       SHARES        AMOUNT
-------------------------------------------------------  -------------  -------------  -----------
NET INCOME PER SHARE...................................        2,725      155,902,458       17.48
Stock option plans.....................................                        60,763
Convertibles bonds.....................................           22        1,468,089
                                                               -----    -------------       -----
Diluted earnings per share.............................        2,747      157,431,310       17.45
                                                               -----    -------------       -----
                                                               -----    -------------       -----

    At December 31, 1996, certain securities having a potential dilutive effect in the future were not taken into account in the computation of diluted earnings per share because the effect would have been antidilutive:

    -- convertible bonds 6.5% 1990 and 2.5% 1994 (see note 21a1);

    -- stock option plans granted in 1994 (see note 18b).

                        ALCATEL ALSTHOM AND SUBSIDIARIES

NOTE 7 -- EARNINGS PER SHARE (CONTINUED)
    Group subsidiaries owned 5,320,995 shares and 2,200,790 share equivalents.

                                                                        NUMBER OF     PER-SHARE
1995                                                     NET INCOME      SHARES        AMOUNT
-------------------------------------------------------  -----------  -------------  -----------
NET INCOME PER SHARE...................................     (25,583)    143,890,505     (177.79)
Stock option plans
Convertibles bonds
                                                         -----------  -------------  -----------
Diluted earnings per share.............................     (25,583)    143,890,505     (177.79)
                                                         -----------  -------------  -----------
                                                         -----------  -------------  -----------

    At December 31, 1995, certain securities having a potential dilutive effect in the future were not taken into account in the computation of diluted earnings per share because the effect would have been antidilutive:

    -- convertible bonds 6.5% 1990 and 2.5% 1994 (see note 21a1);

    -- stock option plans granted in 1994 (see note 18b).

    Group subsidiaries owned 4,376,309 shares and 435,790 share equivalents.

NOTE 8 -- GOODWILL, NET

                                                                              1997
                                                               ----------------------------------    1996       1995
                                                                 GROSS     CUMULATIVE              ---------  ---------
ACQUISITIONS                                                     VALUE    AMORTIZATION     NET        NET        NET
-------------------------------------------------------------  ---------  ------------  ---------  ---------  ---------
                                                                            (IN MILLIONS OF FRENCH FRANCS)
CFA..........................................................     19,087       (7,294)     11,793     12,748     13,703
Telettra.....................................................     11,089       (6,236)      4,853      4,389      4,327
Alcatel Cable................................................      2,609         (262)      2,347      2,478     --
STC..........................................................      5,988       (4,327)      1,661      1,676      1,670
NTS Rockwell.................................................      4,181       (2,425)      1,756      1,649      1,648
Havas*.......................................................     --           --          --          1,452      1,514
AEG Kabel....................................................      2,379       (1,561)        818        883        955
Canada Wire and Cable........................................      1,326       (1,326)     --         --         --
Cortaillod...................................................     --           --          --         --          1,611
Others.......................................................     10,809       (4,141)      6,668      6,721      6,750
                                                               ---------  ------------  ---------  ---------  ---------
                                                                  57,468      (27,572)     29,896     31,996     32,178
                                                               ---------  ------------  ---------  ---------  ---------
                                                               ---------  ------------  ---------  ---------  ---------

------------------------

* In 1997, part of the shares held in Havas were sold and the shares retained have been reclassified as "Other investments" (see Note 11a -- Note 12).

    In 1991, the capital gain resulting from the difference between the book value and the fair value of the equity of Alcatel Face disposed of to Fiat in connection with the acquisition of a 75% interest in Telettra, and the amortization of a portion of the related goodwill, were deferred. In 1995, in connection with the acquisition of the remaining 25% interest in Telettra, this capital gain was charged against the unamortized portion of goodwill.

                        ALCATEL ALSTHOM AND SUBSIDIARIES

NOTE 8 -- GOODWILL, NET (CONTINUED)
    In 1995, an exceptional amortization of goodwill related to certain acquired companies was accounted for. This exceptional amortization, included in "Cumulative amortization" amounted to FF 10,888 million and was broken down as follows:

                                                                    EXCEPTIONAL AMORTIZATION
                                                                              1995
                                                                   ---------------------------
                                                                     (IN MILLIONS OF FRENCH
                                                                             FRANCS)
Telettra.........................................................               4,183
STC..............................................................               2,801
AEG Kabel........................................................               1,112
NTS Rockwell.....................................................               1,067
Canada Wire and Cable............................................                 957
Generale Occidentale.............................................                 597
Others...........................................................                 171
                                                                               ------
Total............................................................              10,888
                                                                               ------
                                                                               ------

    Amortization of goodwill charged to shareholders' equity, if amortized, would have generated a charge of FF 83 million in 1997.

NOTE 9 -- OTHER INTANGIBLE ASSETS, NET

                                                                      1997       1996       1995
                                                                    ---------  ---------  ---------
                                                                    (IN MILLIONS OF FRENCH FRANCS)
-- Specific software*.............................................      3,532      3,387      2,838
-- Trademarks.....................................................         12         12         16
-- Other..........................................................      1,001        960        908
                                                                    ---------  ---------  ---------
Total value at cost...............................................      4,545      4,359      3,762
                                                                    ---------  ---------  ---------
Cumulative amortization...........................................     (3,725)    (3,033)    (2,558)
                                                                    ---------  ---------  ---------
Net...............................................................        820      1,326      1,204
                                                                    ---------  ---------  ---------
                                                                    ---------  ---------  ---------

------------------------

* This primarily includes expenditures on public switching software developed by Alcatel subsidiaries.

                        ALCATEL ALSTHOM AND SUBSIDIARIES

NOTE 10 -- PROPERTY, PLANT AND EQUIPMENT

(A) CHANGE IN PROPERTY, PLANT AND EQUIPMENT

                                                                                        GROSS VALUE
                                                                 ---------------------------------------------------------
                                                                                           PLANT,
                                                                                          EQUIPMENT
                                                                   LAND      BUILDINGS    AND TOOLS     OTHER      TOTAL
                                                                 ---------  -----------  -----------  ---------  ---------
                                                                              (IN MILLIONS OF FRENCH FRANCS)
DECEMBER 31, 1994..............................................      2,763      20,002       37,317      14,469     74,551
                                                                 ---------  -----------  -----------  ---------  ---------
                                                                 ---------  -----------  -----------  ---------  ---------
Additions......................................................         77         678        2,713       2,194      5,662
Disposals......................................................        (71)       (713)      (2,227)     (1,183)    (4,194)
Other movements................................................        (80)        (15)         411      (1,749)    (1,433)
                                                                 ---------  -----------  -----------  ---------  ---------
DECEMBER 31, 1995..............................................      2,689      19,952       38,214      13,731     74,586
                                                                 ---------  -----------  -----------  ---------  ---------
                                                                 ---------  -----------  -----------  ---------  ---------
Additions......................................................         21         432        2,252       2,283      4,988
Disposals......................................................       (162)       (679)      (2,111)     (1,264)    (4,216)
Other movements................................................        158      (1,971)       1,240        (142)      (715)
                                                                 ---------  -----------  -----------  ---------  ---------
DECEMBER 31, 1996..............................................      2,706      17,734       39,595      14,608     74,643
                                                                 ---------  -----------  -----------  ---------  ---------
                                                                 ---------  -----------  -----------  ---------  ---------
Additions......................................................         35         741        2,855       2,946      6,577
Disposals......................................................       (122)       (754)      (2,986)     (1,440)    (5,302)
Other movements................................................         84         951        1,614        (666)     1,983
                                                                 ---------  -----------  -----------  ---------  ---------
DECEMBER 31, 1997..............................................      2,703      18,672       41,078      15,448     77,901
                                                                 ---------  -----------  -----------  ---------  ---------
                                                                 ---------  -----------  -----------  ---------  ---------

    Property, plant and equipment acquired under capital leases and long-term rental arrangements account for less than 5% of the total property, plant and equipment.

(B) CHANGES IN ACCUMULATED DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

                                                                                   ACCUMULATED DEPRECIATION
                                                                  -----------------------------------------------------------
                                                                                               PLANT
                                                                                             EQUIPMENT
                                                                     LAND       BUILDINGS    AND TOOLS     OTHER      TOTAL
                                                                     -----     -----------  -----------  ---------  ---------
                                                                                (IN MILLIONS OF FRENCH FRANCS)
DECEMBER 31, 1994...............................................         145        8,624       25,676       9,020     43,465
                                                                         ---   -----------  -----------  ---------  ---------
                                                                         ---   -----------  -----------  ---------  ---------
Depreciation charge.............................................          18        1,042        3,461       1,559      6,080
Write-backs.....................................................         (11)        (524)      (2,083)     (1,089)    (3,707)
Other movements.................................................          10           (1)         (21)       (746)      (758)
                                                                         ---   -----------  -----------  ---------  ---------
DECEMBER 31, 1995...............................................         162        9,141       27,033       8,744     45,080
                                                                         ---   -----------  -----------  ---------  ---------
                                                                         ---   -----------  -----------  ---------  ---------
Depreciation charge.............................................          15          906        3,417       1,469      5,807
Write-backs.....................................................          (6)        (419)      (1,899)     (1,162)    (3,486)
Other movements.................................................           1       (1,036)         264         365       (406)
                                                                         ---   -----------  -----------  ---------  ---------
DECEMBER 31, 1996...............................................         172        8,592       28,815       9,416     46,995
                                                                         ---   -----------  -----------  ---------  ---------
                                                                         ---   -----------  -----------  ---------  ---------
Depreciation charge.............................................          11          919        3,358       1,543      5,831
Write-backs.....................................................          (7)        (481)      (2,880)     (1,288)    (4,656)
Other movements.................................................         (85)          77          580         618      1,190
                                                                         ---   -----------  -----------  ---------  ---------
DECEMBER 31, 1997...............................................          91        9,107       29,873      10,289     49,360
                                                                         ---   -----------  -----------  ---------  ---------
                                                                         ---   -----------  -----------  ---------  ---------

                        ALCATEL ALSTHOM AND SUBSIDIARIES

NOTE 10 -- PROPERTY, PLANT AND EQUIPMENT (CONTINUED)
(C) LEASES AND RENTALS

    Future rentals under capital leases at December 31, 1997:

MATURITY DATE                                                                  AMOUNT
-----------------------------------------------------------------  -------------------------------
                                                                   (IN MILLIONS OF FRENCH FRANCS)
1998.............................................................                    29
1999.............................................................                    29
2000.............................................................                    26
2001.............................................................                    25
2002.............................................................                    27
2003 and thereafter..............................................                    89
                                                                                    ---
Capital lease obligations........................................                   225
                                                                                    ---
Interest.........................................................                    72
                                                                                    ---
TOTAL FUTURE RENTAL OBLIGATIONS..................................                   297
                                                                                    ---
                                                                                    ---

    Rental expenses for operating leases over the last three years:

                                                                        1997       1996       1995
                                                                      ---------  ---------  ---------
                                                                      (IN MILLIONS OF FRENCH FRANCS)
Minimum rentals.....................................................     (1,845)     1,903      2,032
Contingent rentals..................................................        (55)        55         58
Sublease rentals....................................................         84        (60)      (107)
                                                                      ---------  ---------  ---------
TOTAL...............................................................     (1,816)     1,898      1,983
                                                                      ---------  ---------  ---------
                                                                      ---------  ---------  ---------

                        ALCATEL ALSTHOM AND SUBSIDIARIES

NOTE 11 -- SHARE IN NET ASSETS OF EQUITY AFFILIATES

(A) EQUITY

                                                                     PERCENTAGE OWNED
                                                              -------------------------------
                                                                1997       1996       1995       1997       1996       1995
                                                              ---------  ---------  ---------  ---------  ---------  ---------
                                                                                               (IN MILLIONS OF FRENCH FRANCS)
                                                                                               -------------------------------
Havas*......................................................     --           21.2       21.2     --          3,345      3,254
Framatome...................................................       44.1       44.1       44.1      3,085**     2,749     2,569
Cofira***...................................................     --         --           25.0     --         --            863
Shanghai Bell...............................................       31.7       31.7       31.7        976        907        682
Other
  (less than FF 250 million each)...........................                                         657        667      1,007
                                                                                               ---------  ---------  ---------
TOTAL.......................................................                                       4,718      7,668      8,375
                                                                                               ---------  ---------  ---------

------------------------

* In 1997, part of the shares held in Havas were sold and the shares retained have been reclassified as "Other investments".

**  Provisional figures

*** Cofira was sold in 1996.

(B) INFORMATION ON EQUITY AFFILIATES

    Summarized financial information for Framatome at December 31:

                                                                               1997*      1996       1995
                                                                             ---------  ---------  ---------
                                                                             (IN MILLIONS OF FRENCH FRANCS)
BALANCE SHEET DATA
  Non-current assets.......................................................      6,825      6,622      7,667
  Current assets...........................................................     26,798     27,376     25,163
                                                                             ---------  ---------  ---------
  Total assets.............................................................     33,623     33,998     32,830
                                                                             ---------  ---------  ---------
                                                                             ---------  ---------  ---------
  Shareholders' equity.....................................................      7,037      6,277      5,729
  Minority interests.......................................................        304        311        268
  Non-current liabilities..................................................      9,967      9,874      8,585
  Current liabilities......................................................     16,315     17,536     18,248
                                                                             ---------  ---------  ---------
  Total liabilities and shareholders' equity...............................     33,623     33,998     32,830
                                                                             ---------  ---------  ---------
                                                                             ---------  ---------  ---------
INCOME STATEMENT DATA
  Net sales................................................................     18,381     15,202     17,901
  Income from operations after financing...................................      3,119      2,145      1,567
  Net income...............................................................        989      1,036        721

------------------------

*   Provisional figures

                        ALCATEL ALSTHOM AND SUBSIDIARIES

NOTE 11 -- SHARE IN NET ASSETS OF EQUITY AFFILIATES (CONTINUED)
    Summarized financial information for Havas at December 31:

                                                                                         1996       1995
                                                                                       ---------  ---------
                                                                                         (IN MILLIONS OF
                                                                                          FRENCH FRANCS)
BALANCE SHEET DATA
  Non-current assets.................................................................     19,151     18,547
  Current assets.....................................................................     23,022     18,623
                                                                                       ---------  ---------
  Total assets.......................................................................     42,173     37,170
                                                                                       ---------  ---------
                                                                                       ---------  ---------
  Shareholders' equity...............................................................     15,757     15,338
  Minority interests.................................................................      1,866      1,890
  Non-current liabilities............................................................      9,699      5,451
  Current liabilities................................................................     14,851     14,491
                                                                                       ---------  ---------
  Total liabilities and shareholders' equity.........................................     42,173     37,170
                                                                                       ---------  ---------
                                                                                       ---------  ---------
INCOME STATEMENT DATA
  Net sales..........................................................................     48,607     44,626
  Income from operations after financing.............................................      1,562      1,475
  Net income.........................................................................        794        405

    Summarized financial information for other equity affiliates:

                                                                               1997       1996       1995
                                                                             ---------  ---------  ---------
                                                                             (IN MILLIONS OF FRENCH FRANCS)
Total assets...............................................................     10,415     14,221     22,421
Shareholders' equity.......................................................      4,500      3,906      7,488
Net sales..................................................................      8,090     15,290     18,029
Net income.................................................................        522        688       (360)

------------------------

In 1995, CEAC was sold and CEP Communication was disposed of to Havas.

In 1996, Cofira was sold.

                        ALCATEL ALSTHOM AND SUBSIDIARIES

NOTE 12 -- OTHER INVESTMENTS AND MISCELLANEOUS, NET

                                                            1997                   1996       1995
                                              ---------------------------------  ---------  ---------
                                                 AT                      NET        NET        NET
                                                COST      PROVISION     VALUE      VALUE      VALUE
                                              ---------  -----------  ---------  ---------  ---------

                                                          (IN MILLIONS OF FRENCH FRANCS)
Investments in:
  -- listed securities*.....................      4,401          (1)      4,400      2,611      4,450
  -- unlisted securities....................      4,389        (694)      3,695      2,675      2,960
                                              ---------         ---   ---------  ---------  ---------
                                                  8,790        (695)      8,095      5,286      7,410
                                              ---------         ---   ---------  ---------  ---------
                                              ---------         ---   ---------  ---------  ---------
Long-term loans to customers (banking and
  finance subsidiaries).....................      2,791         (72)      2,719      1,382      1,780
Other**.....................................      6,336        (223)      6,113      4,394      4,280
                                              ---------         ---   ---------  ---------  ---------
    TOTAL...................................     17,917        (990)     16,927     11,062     13,470
                                              ---------         ---   ---------  ---------  ---------
                                              ---------         ---   ---------  ---------  ---------

------------------------

*   Market value 1997: FF 7,095 million
               1996: FF 3,767 million
               1995: FF 5,552 million

** This line includes primarily long-term interest bearing receivables of the Telecom sector, guarantee deposits and loans to unconsolidated companies.

    Investments in listed companies at December 31, 1997:

                                                                                     SHARE-
                                                   %          NET       MARKET      HOLDERS'        NET
                                               INTEREST      VALUE       VALUE       EQUITY*      INCOME*
                                              -----------  ---------  -----------  -----------  -----------
                                                      (IN PERCENTAGE AND MILLIONS OF FRENCH FRANCS)
Societe Generale............................         2.7%      1,218       2,179       54,084        4,544
Compagnie Generale des Eaux.................         2.4%      1,189       2,534       32,201        1,953
Havas*......................................         6.9%      1,989       2,352        1,763          105
Other (less than FF 200 million)............                       4          30
                                                           ---------       -----
    TOTAL...................................                   4,400       7,095
                                                           ---------       -----
                                                           ---------       -----

------------------------

* At December 31, 1996. Financial data is generally not available until May of the following fiscal year.

                        ALCATEL ALSTHOM AND SUBSIDIARIES

NOTE 13 -- INVENTORIES AND WORK IN PROGRESS

                                                                     1996       1995       1994
                                                                   ---------  ---------  ---------
                                                                   (IN MILLIONS OF FRENCH FRANCS)
Raw materials and goods..........................................     10,501     10,453     10,728
Industrial work in progress......................................     12,542     10,137      9,381
Work in progress on long-term contracts..........................     15,256     23,754     19,430
Finished products................................................      9,934      9,914     10,301
                                                                   ---------  ---------  ---------
GROSS VALUE......................................................     48,233     54,258     49,840
                                                                   ---------  ---------  ---------
VALUATION ALLOWANCE..............................................     (4,606)    (4,600)    (4,145)
                                                                   ---------  ---------  ---------
NET VALUE........................................................     43,627     49,658     45,695
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

NOTE 14 -- TRADE RECEIVABLES AND RELATED ACCOUNTS

                                                                     1997       1996       1995
                                                                   ---------  ---------  ---------
                                                                   (IN MILLIONS OF FRENCH FRANCS)
Receivables on long-term contracts...............................     44,060     36,168     41,068
Other trade receivables..........................................     36,139     32,872     28,697
                                                                   ---------  ---------  ---------
GROSS VALUE......................................................     80,199     69,040     69,765
                                                                   ---------  ---------  ---------
VALUATION ALLOWANCE..............................................     (3,734)    (3,375)    (2,817)
                                                                   ---------  ---------  ---------
NET VALUE........................................................     76,465     65,665     66,948

NOTE 15 -- OTHER ACCOUNTS RECEIVABLE

                                                                     1997       1996       1995
                                                                   ---------  ---------  ---------
                                                                   (IN MILLIONS OF FRENCH FRANCS)
Customer accounts (banking and finance companies)................      3,670      5,887      9,061
Advances and progress payments on long-term contracts............      5,588      5,669      4,852
Prepaid taxes....................................................      3,538      2,386      2,052
Deferred taxes*..................................................      2,739      2,561      1,893
Prepaid expenses.................................................      1,202        926        699
Advances made to employees.......................................        531        300        247
Other accounts...................................................      5,815      6,410      4,772
                                                                   ---------  ---------  ---------
GROSS VALUE......................................................     23,083     24,139     23,576
                                                                   ---------  ---------  ---------
VALUATION ALLOWANCE..............................................       (124)      (228)      (217)
                                                                   ---------  ---------  ---------
NET VALUE........................................................     22,959     23,911     23,359
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

------------------------

*   See note 6c.

                        ALCATEL ALSTHOM AND SUBSIDIARIES

NOTE 16 -- MARKETABLE SECURITIES

    Marketable securities primarily consist of investments in money market instruments, bonds and other transferable securities.

    The market value of these securities was FF 7,898 million at December 31, 1997 (FF 9,219 million at December 31, 1996 and FF 14,490 million at December 31, 1995).

NOTE 17 -- APPROPRIATION OF 1997 EARNINGS

    The Board of Directors has decided to propose to the Shareholders' ordinary annual general meeting to be held on June 18, 1998 a dividend of FF 11.50 per share on the 163,199,080 Shares outstanding at December 31, 1997, giving rise to an aggregate distribution of FF 1,877 million (FF 10.00 at December 31, 1996 on the 161,788,947 shares, the aggregate distribution was FF 1,618 million and FF
8.00 December 31, 1995 on the 150,548,066 shares, the aggregate distribution was FF 1,204 million).

NOTE 18 -- SHAREHOLDERS' EQUITY

(A) CAPITAL STOCK AND ADDITIONAL PAID-IN CAPITAL:

    Capital stock at December 31, 1997 is composed of 163,199,080 Shares of nominal value FF 40 each (161,788,947 shares and 150,548,066 shares of nominal value FF 40 each at December 31, 1996 and December 31, 1995 respectively).

    Increases in the capital stock and additional paid-in capital during 1997 amounted to FF 739 million (FF 4,495 million in 1996 and FF 1,582 million in 1995). These increases related to the issue of:

-- 743,051 shares for a total par value of FF 30 million in exchange for convertible bonds (additional paid-in capital: FF 272 million) ;

-- 424,267 shares for a total par value of FF 17 million during the share offer reserved for the group's employees (additional paid-in capital: FF 250 million) ;

-- 242,815 shares for a total par value of FF 9 million corresponding to the exercising of 242,815 options (additional paid-in capital: FF 160 million).

(B) STOCK OPTIONS:

    In 1994, 1996 and 1997, Alcatel Alsthom adopted stock option incentive plans under which key employees were granted 1,967,850, 1,892,700 and 1,713,300 options respectively.

    Options can be exercised:

-- for the first plan : from July 1, 1997, through December 29, 2000, each option giving the right to one share at an exercise price of FF 700 ;

-- for the second plan: from July 1, 1998 through December 31, 2003, each option giving the right to one share at an exercise price of FF 425. As of December 11, 1996 a complementary stock option plan was adopted, for 78,800 options which can be exercised from July 1, 1998 through December 31, 2003, each option giving the right to one share at an exercise price of FF 440 ;

-- for the third plan: from May 1, 2002 through December 31, 2004, each option giving the right to one share at an exercice price of FF 632. As of December 10, 1997 a complementary stock option plan was adopted, for 73,400 options which can be exercised from December 10, 2002 through December 31, 2004, each option giving the right to one share at an exercise price of FF 687.

    Shares issued can be in either registered or bearer form, depending on the buyer's preference and give rights to a full dividend for the year in which the option is exercised.

                        ALCATEL ALSTHOM AND SUBSIDIARIES

NOTE 18 -- SHAREHOLDERS' EQUITY (CONTINUED)
(C) CONVERTIBLE BONDS

    Note 21(a) below describes the various convertible bonds issued and outstanding at December 31, 1997.

    Full conversion of these bonds would represent the issuance of 15,171,209 Shares of nominal value FF 40 each, 2,200,790 of which would become treasury stock as the corresponding bonds are held by certain of the Company's consolidated subsidiaries (see note 18f).

(D) CONSOLIDATED RETAINED EARNINGS

                                                                  1997       1996       1995
                                                                ---------  ---------  ---------
                                                                (IN MILLIONS OF FRENCH FRANCS)
Parent company's retained earnings............................     37,389     30,026     12,882
Consolidated subsidiaries' retained earnings..................    (34,368)   (25,294)   (10,421)
Share in retained earnings of equity affiliates...............      2,160      1,812      1,294
                                                                ---------  ---------  ---------
  Total.......................................................      5,181      6,544      3,755
                                                                ---------  ---------  ---------
                                                                ---------  ---------  ---------

------------------------

*   Before appropriation.

(E) DISTRIBUTABLE RETAINED EARNINGS

    Not all consolidated retained earnings may be appropriated for distribution of dividends, due primarily to the impact of consolidation adjustments. The distributable retained earnings of Alcatel Alsthom, the parent company, totalled FF 17,023 million at December 31, 1997 (FF 14,323 million at December 1996 and FF 14,156 million at December 31, 1995). As of December 31, 1997, no retained earnings are distributable free of withholding tax and the withholding tax due on 1997 dividends amounts to FF 27 million. As of December 31, 1996 and 1995, retained earnings distributable free of withholding tax amounted to respectively FF 380 and FF 546 million.

(F) TREASURY STOCK

    Alcatel Alsthom Shares owned by group consolidated subsidiaries amounting to FF 2,584 million at December 1997 (FF 2,428 million at December 31, 1996 and FF 2,257 million at December 31, 1995) are deducted at cost from consolidated retained earnings.

                        ALCATEL ALSTHOM AND SUBSIDIARIES

NOTE 19 -- MINORITY INTERESTS

                                                                     (IN MILLIONS OF FRENCH
                                                                             FRANCS)
                                                                   ---------------------------
BALANCE AT DECEMBER 31, 1994.....................................               5,860
                                                                               ------
                                                                               ------
Other changes*...................................................              (1,188)
Minority interests in 1995 income................................              (1,413)
Minority interests in dividends..................................                 (46)
                                                                               ------
BALANCE AT DECEMBER 31, 1995.....................................               3,213
                                                                               ------
                                                                               ------
Other changes*...................................................              (2,061)
Minority interests in 1996 income................................                 336
                                                                               ------
BALANCE AT DECEMBER 31, 1996.....................................               1,488
                                                                               ------
                                                                               ------
Other changes*...................................................                 136
Minority interests in 1997 income................................                 153
                                                                               ------
BALANCE AT DECEMBER 31, 1997.....................................               1,777
                                                                               ------
                                                                               ------

------------------------

* Corresponds to the net effect of acquisitions and disposals of minority interests. In 1995, the Groupe de la Cite was disposed of to Havas and consequently minority interests decreased by FF 947 million. In 1996, the Company's merger with Alcatel Cable resulted in a decrease in minority interests of FF 1,414 million.

NOTE 20 -- ACCRUED CONTRACT COSTS AND OTHER RESERVES

(A) ANALYSIS BY TYPE

                                                                     1997       1996       1995
                                                                   ---------  ---------  ---------
                                                                   (IN MILLIONS OF FRENCH FRANCS)
Accrued contract costs...........................................     23,568     21,808     20,097
Reserves for restructuring.......................................      8,545     13,086     16,914
Other reserves...................................................      7,962      7,622      5,291
                                                                   ---------  ---------  ---------
  Total..........................................................     40,075     42,516     42,302
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

    Accrued contract costs relate primarily to warranties, cost of completed billed contracts, contract losses and penalties relating to commercial contracts.

(B) ANALYSIS OF RESERVES FOR RESTRUCTURING

                                                                        1997       1996       1995
                                                                      ---------  ---------  ---------
                                                                      (IN MILLIONS OF FRENCH FRANCS)
OPENING BALANCE.....................................................     13,086     16,914      7,277
Expensed during year................................................     (5,128)    (5,684)    (3,338)
New plans and adjustments to previous estimates.....................      1,231        466     13,422
Effect of acquisition (disposal) of consolidated subsidiaries.......        (22)       939        396
Currency translation adjustments and others.........................       (622)       451       (843)
                                                                      ---------  ---------  ---------
CLOSING BALANCE.....................................................      8,545     13,086     16,914
                                                                      ---------  ---------  ---------
                                                                      ---------  ---------  ---------

    A plan over a three year period 1996/1998 aimed at adapting the level of workforce and rationalizing manufacturing facilities and distribution activities of the Telecom and Cables sectors was set up in 1995 and it concerns mainly the subsidiaries in France, Italy, Germany, Spain and Belgium. This plan has been largely implemented during 1996 and 1997 and will be completed by the end of 1998.

                        ALCATEL ALSTHOM AND SUBSIDIARIES

NOTE 21 -- FINANCIAL DEBT

(A) BONDS AND NOTES ISSUED

                                                                     1997       1996       1995
                                                                   ---------  ---------  ---------
                                                                   (IN MILLIONS OF FRENCH FRANCS)
Convertible bonds issued by :
 -- Parent company...............................................      9,320      9,630     10,271
 -- Subsidiaries.................................................         --         --        772
                                                                   ---------  ---------  ---------
                                                                       9,320      9,630     11,043
Other bonds and notes............................................     11,844     10,487     10,947
                                                                   ---------  ---------  ---------
Total............................................................     21,164     20,117     21,990
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

(1) CONVERTIBLE BONDS

    Alcatel Alsthom transactions:

-- In April 1990, Alcatel Alsthom issued 8,205,000 convertible bonds having a nominal value of FF 680, which are listed on the Paris Bourse, bear interest at 6.50% per annum and mature on January 1, 2000. At December 31, 1997, 8,195,779 of these bonds remained outstanding and were convertible into Shares at the conversion rate of one share per one bond.

-- In April 1994, Alcatel Alsthom issued 6,250,000 convertible bonds having a nominal value of FF 800, which are listed on the Paris Bourse, bear interest at 2.50% per annum, and mature on January 1, 2004. On maturity date, the remaining bonds will be reimbursed at FF 1,098 each resulting in an actuarial interest of 5.50% per annum. At December 31, 1997, 6,249,980 of these bonds remained outstanding and were convertible at the conversion rate of one share per one bond.

-- In January 1996, Alcatel Alsthom assumed the liability for 726,231 convertible bonds issued by Alcatel Cable and outstanding as of the date of the Company's merger with that company. These bonds, issued in 1994 and having a nominal value of FF 645 each, are listed on the Paris Bourse and bear interest at 3.00% per annum. On maturity date, January 1, 2001, the remaining bonds will be reimbursed at FF 822 each resulting in an actuarial interest of 6.54% per annum. At December 31, 1997, 725,450 of these bonds remained outstanding and were convertible at the conversion rate of one share per one bond.

-- In January 1996, Alcatel Alsthom assumed the liability for 73,453 convertible bonds issued by Alcatel Cable and outstanding as of the date of the Company's merger with that company. These bonds, issued in 1991 and having a nominal value of FF 4,100 each, are listed on the Paris Bourse and bear interest at 6.75% per annum. These bonds have been totally converted in 1997.

                        ALCATEL ALSTHOM AND SUBSIDIARIES

NOTE 21 -- FINANCIAL DEBT (CONTINUED)
(2) OTHER BONDS AND NOTES

    These bonds and notes were issued by the following companies:

                                                                     1997       1996       1995
                                                                   ---------  ---------  ---------
                                                                   (IN MILLIONS OF FRENCH FRANCS)
Alcatel Alsthom*.................................................     11,344      9,987     10,447
Electro Banque...................................................        500        500        500
Others...........................................................         --         --         --
                                                                   ---------  ---------  ---------
TOTAL............................................................     11,844     10,487     10,947
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

------------------------

*   The main changes between 1996 and 1997 are analysed as follows:

-- Issuance by Alcatel Alsthom, on January 27, 1997 of samurai bonds amounting to Yen 20,000 million, with a three year maturity and bearing interest at 5% per annum (amount at December 31, 1997:
    FF 839 million).

-- Issuance by Alcatel Alsthom, on March 12, 1997, of bonds amounting to FF 1,500 million, which mature on March 12, 2007 and bear interest at 5,625% per annum. These bonds are listed on the Paris Bourse and the Luxembourg Bourse.

--  Reimbursement of XEU borrowing 1992/1997 for FF 976 million.

--  Conversion of bonds amounted to FF 302 million.

(B) OTHER BORROWINGS

                                                                     1997       1996       1995
                                                                   ---------  ---------  ---------
                                                                   (IN MILLIONS OF FRENCH FRANCS)
Short-term borrowings and bank overdrafts........................     17,257     21,297     31,728
Capital lease obligations........................................        225        111        144
Accrued interest.................................................      1,075        952      1,067
                                                                   ---------  ---------  ---------
                                                                      18,557     22,360     32,939
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

                        ALCATEL ALSTHOM AND SUBSIDIARIES

NOTE 21 -- FINANCIAL DEBT (CONTINUED)
(C) ANALYSIS BY MATURITY DATE:

                                                                     1997       1996       1995
                                                                   ---------  ---------  ---------
                                                                    (IN MILLIONS OF FRENCH FRANCS)
SHORT-TERM FINANCIAL DEBT........................................     17,805     19,055     26,804
                                                                   ---------  ---------  ---------
1997.............................................................         --         --      3,112
1998.............................................................         --      3,701      4,848
1999.............................................................      3,176      3,352      9,131
2000.............................................................      7,146      6,237        225
2001.............................................................        979        718         --
2001 and thereafter..............................................         --         --     10,809
2002.............................................................        471         --         --
2002 and thereafter..............................................         --      9,414         --
2003 and thereafter..............................................     10,144         --         --
                                                                   ---------  ---------  ---------
LONG-TERM FINANCIAL DEBT*........................................     21,916     23,422     28,125
                                                                   ---------  ---------  ---------
TOTAL............................................................     39,721     42,477     54,929
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

------------------------

*   See note 1p.

(D) LONG-TERM FINANCIAL DEBT

    Analysis by currency and interest rate:

                                                                   WEIGHTED INTEREST RATE
                                        ----------------------------------------------------------------------------
                                         12/31/1997     12/31/1996     12/31/1995      1997       1996       1995
                                        -------------  -------------  -------------  ---------  ---------  ---------

                                                            (IN % AND MILLIONS OF FRENCH FRANCS)
French franc*.........................          5.9%             6%           7.1%      18,583     19,670     21,979
Deutsche mark.........................          6.8%           6.2%           5.3%         725      1,046      1,262
Italian lira..........................          3.3%           6.7%           9.0%         520        694        757
US Dollar.............................          4.7%           5.5%           5.9%       1,271        602        598
Swiss franc...........................          3.9%           4.2%           5.9%         176        279        334
Spanish peseta........................          5.4%           7.1%          10.3%           9         16         20
Pound sterling........................          7.4%           8.1%           8.1%           7          7          9
Other.................................          7.2%           5.1%           6.1%         625      1,108      3,166
                                                 --
                                                               ---            ---    ---------  ---------  ---------
TOTAL.................................          5.8%          6.00%           6.9%      21,916     23,422     28,125
                                                 --
                                                 --
                                                               ---            ---    ---------  ---------  ---------
                                                               ---            ---    ---------  ---------  ---------

------------------------

* The rates shown take into account the current portion of the original long-term borrowings (FF 3,500 million in 1997).

                        ALCATEL ALSTHOM AND SUBSIDIARIES

NOTE 21 -- FINANCIAL DEBT (CONTINUED)
(E) SHORT-TERM FINANCIAL DEBT

    Analysis by type:

                                                                     1997       1996       1995
                                                                   ---------  ---------  ---------
                                                                   (IN MILLIONS OF FRENCH FRANCS)
Current portion of:
  -- bonds and notes issued......................................      3,508        987        506
  -- capital lease obligations...................................         29         19         31
  -- long-term bank borrowings...................................      2,316      1,773      2,419
Short-term borrowing and bank overdrafts:
  -- lines of credit.............................................      3,654      4,779     11,714
  -- commercial paper............................................      4,216      8,547      2,439
  -- bank loans..................................................      3,007      1,998      8,628
Accrued interest.................................................      1,075        952      1,067
                                                                   ---------  ---------  ---------
TOTAL............................................................     17,805     19,055     26,804
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

    Analysis by currency and interest rate:

                                                                   WEIGHTED INTEREST RATE
                                        ----------------------------------------------------------------------------
                                         12/31/1996     12/31/1995     12/31/1994      1996       1995       1994
                                        -------------  -------------  -------------  ---------  ---------  ---------

                                                            (IN % AND MILLIONS OF FRENCH FRANCS)
French franc*.........................          3.3%           3.5%           5.9%       9,136      9,886     11,358
Deutsche mark.........................          3.7%           4.0%           4.5%       1,047      1,184      4,051
Italian lira..........................          6.3%           6.9%          10.3%         537        856      1,460
US dollar.............................          6.5%           8.3%           6.4%       2,631      1,992      2,994
Swiss franc...........................          4.8%           3.0%           5.0%         131         64      1,448
Spanish peseta........................          5.4%           7.2%           9.5%         276        761      1,038
Pound sterling........................          7.2%           6.7%           6.9%       1,326        363        713
Other.................................          5.1%           7.1%           7.3%       2,721      3,949      3,742
                                                 --             --
                                                                              ---    ---------  ---------  ---------
TOTAL.................................          4.5%           5.1%           6.3%      17,805     19,055     26,804
                                                 --             --
                                                 --             --
                                                                              ---    ---------  ---------  ---------
                                                                              ---    ---------  ---------  ---------

------------------------

* The rates shown do not take into account the current portion of the original long-term borrowings (FF 3,500 million in 1997).

(F) OTHER INFORMATION

-- At December 31, 1997, the group had unused confirmed credit lines of approximately FF 12,300 million at a weighted average interest rate of 3.82% resulting in a 12.5 basis points spread over the floating reference rate (FF 12,300 million at December 31, 1996 and FF 7,550 million at December 31,
    1995).

-- Commitment fees on these credit lines amounted to FF 10.2 million, FF 10 million and FF 6 million for 1997, 1996 and 1995, respectively.

    Assets pledged to secure indebtedness (including mortgage loans) amounted to FF 545 million at December 31, 1997.

                        ALCATEL ALSTHOM AND SUBSIDIARIES

NOTE 22 -- CUSTOMERS' DEPOSITS AND ADVANCES

                                                                     1997       1996       1995
                                                                   ---------  ---------  ---------
                                                                   (IN MILLIONS OF FRENCH FRANCS)
Advance payments received on long-term contracts.................     46,865     48,014     44,033
Other deposits and advances received from customers..............      3,439      4,062      3,349
                                                                   ---------  ---------  ---------
Total customers' deposits and advances...........................     50,304     52,076     47,382
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

NOTE 23 -- OTHER PAYABLES

                                                                     1997       1996       1995
                                                                   ---------  ---------  ---------
                                                                   (IN MILLIONS OF FRENCH FRANCS)
Analysis is as follows, after approbation:
Accrued payables and other.......................................     16,544     16,064     16,565
Customer deposits (banking and finance companies)................      6,389      5,843     10,863
Social security payables.........................................      7,987      8,045      7,202
Accrued taxes....................................................      2,869      3,107      4,557
Deferred taxes*..................................................      1,949      1,959      1,779
Dividends to be paid.............................................      1,877      1,618      1,250
Government grants................................................        222        224        294
                                                                   ---------  ---------  ---------
TOTAL............................................................     37,837     36,860     42,510
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

------------------------

*   See note 6(c).

NOTE 24 -- COMMITMENTS AND CONTINGENCIES

                                                                     1997       1996       1995
                                                                   ---------  ---------  ---------
                                                                   (IN MILLIONS OF FRENCH FRANCS)
Guarantees given on contracts and others.........................     41,247     38,364     36,272
Discounted notes receivable......................................        338        182      2,285
Secured borrowings...............................................      5,251      3,653      4,700
Commitments to buy or sell forward raw materials or goods........      1,744      1,462      1,602
Commitments to purchase fixed assets.............................        763        837        719
                                                                   ---------  ---------  ---------
TOTAL............................................................     49,343     44,498     45,578
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

    Guarantees given on long-term contracts consist of performance bonds issued to customers and bank guarantees given to secure advance payments received from customers. In the event, such as delay in delivery or failure in performance on the underlying contracts, it becomes likely that Alcatel Alsthom will become liable for such guarantees, the estimated risk is reserved for on the Consolidated Balance Sheet under the line item "accrued contract costs and other reserves", see note 20.

                        ALCATEL ALSTHOM AND SUBSIDIARIES

NOTE 25 -- FINANCIAL INSTRUMENTS AND MARKET-RELATED EXPOSURES

(1) FINANCIAL INSTRUMENTS:

    In 1996, it was decided to centralize treasury management in order to minimize the group's exposure to market risks: foreign exchange risk, interest rate risk and credit risk.

    The following information is presented in compliance with the requirements of Statement of Financial Accounting Standards No. 105 "Disclosures of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk," No. 107 "Disclosure about Fair Value of Financial Instruments" and No. 119 "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments."

(A) PURPOSES FOR WHICH DERIVATIVE FINANCIAL INSTRUMENTS ARE HELD OR ISSUED.

    The group enters into derivative financial instruments with off-balance-sheet risks primarily to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. All financial instruments held or issued by the group at year end are hedges of existing or anticipated financial or commercial transactions. Anticipated transactions mainly relate to firm commercial contracts and commercial bids. Firm commercial contracts and other firm commitments are hedged using forward exchange contracts or options while commercial bids are hedged using purchased options. The duration of anticipated transactions which are not firmly committed does not usually exceed 18 months. There are no short option positions, except for currency options sold but matched with long positions, within the group at year end.

    The group controls credit risks associated with these financial instruments through credit approvals, investment limits and centralized monitoring procedures, but does not normally require collateral or other security to support financial instruments with off-balance sheet risks. Temporary cash investments are made in a well-diversified portfolio consisting of very high quality, liquid obligations of government, corporate and financial institutions. Because of the diversified nature and geographical location of its customer base, management believes that any credit risk for trade receivables is limited and no significant concentrations of credit risk exist.

(B) ACCOUNTING POLICY

    Interest rate hedging instruments: gains and losses are recognized in income in the same period as the item being hedged and are not deferred.

    Foreign exchange hedging instruments: on a contract by contract basis, premiums and discounts, as well as net gains, are recognized in income in the same period as the item being hedged (i.e., in the case of a long term contract on the basis of the percentage-of-completion method).

    Hedging gains (losses) deferred at December 31, 1997 are as follows:

                                                           (IN MILLIONS OF FRENCH
                                                                   FRANCS)
                                                         ---------------------------
Deferred losses........................................              (3,845)
Deferred gains.........................................               3,499
                                                                     ------
Net....................................................                (346)
                                                                     ------
                                                                     ------

                        ALCATEL ALSTHOM AND SUBSIDIARIES

NOTE 25 -- FINANCIAL INSTRUMENTS AND MARKET-RELATED EXPOSURES (CONTINUED)
(C) FAIR VALUE

    At December 31, 1997, balance sheet and off-balance sheet financial instruments are as follows:

                                                                                            PRINCIPAL     FAIR      CARRYING
                                                                                             AMOUNT       VALUE      AMOUNT
                                                                                           -----------  ---------  -----------
                                                                                             (IN MILLIONS OF FRENCH FRANCS)
BALANCE SHEET FINANCIAL INSTRUMENTS
Assets:
  Investments in shares*......................................................                             10,790       8,095
  Loans / debentures..........................................................                              8,832       8,832
  Receivables from disposal of assets.........................................                                 --          --
  Investments in notes, bonds and other.......................................                              5,446       5,382
  Investments in managed funds................................................                              2,452       2,261
                                                                                           -----------  ---------  -----------
  Marketable securities**.....................................................                              7,898       7,643
  Cash and bank deposits......................................................                             20,176      20,176
Liabilities:
  Financial debt..............................................................                             42,713      39,721

OFF-BALANCE SHEET FINANCIAL INSTRUMENT
Foreign exchange risk:
  Buy / lend
    Forward exchange contract.................................................                 25,073        (376)
    Long-term exchange swaps..................................................                    277          (7)
    Short-term exchange swaps.................................................                  3,747         (36)
    Long-term currency swaps..................................................                  1,605         (54)
    Short-term currency swaps.................................................                  1,283         (18)
    Currency option contracts
                                                                                Call           24,274         318
                                                                                Put            25,068         423
  Sell / borrow
    Forward exchange contract.................................................                 25,638        (350)
    Long-term exchange swaps..................................................                     95           3
    Short-term exchange swaps.................................................                 10,690          (2)
    Long-term currency swaps..................................................                      0           0
    Short-term currency swaps.................................................                      0           0
    Currency option contracts
                                                                                Call           14,728        (165)
                                                                                Put            19,878        (249)
Insurance contracts...........................................................                  7,711
Interest rate risk:
  Buy / lend
    Long-term interest rate swaps.............................................                  3,444          44
    Short-term interest rate swaps............................................                  1,536          26
    Future option contracts
                                                                                Call                0           0
                                                                                Put                 0           0
    Interest rate cap contracts...............................................                  1,418           6
    Interest rate floor contracts.............................................                     30           1
    FRA.......................................................................                     16           0
  Sell / borrow
    Long-term interest rate swaps.............................................                  3,459           9
    Short-term interest rate swaps............................................                    666          (4)
    Future option contracts
                                                                                Call                0           0
                                                                                Put                 0           0
    Interest rate cap contracts...............................................                     26          (1)
    Interest rate floor contracts.............................................                      0           0

------------------------------

* There is no significant unrealized losses related to available-for-sale securities.

**  There is no significant unrealized losses related to trading securities.

                        ALCATEL ALSTHOM AND SUBSIDIARIES

    At December 31, 1996, balance sheet and off-balance sheet financial instruments are as follows:

                                                                                            PRINCIPAL     FAIR      CARRYING
                                                                                             AMOUNT       VALUE      AMOUNT
                                                                                           -----------  ---------  -----------
                                                                                             (IN MILLIONS OF FRENCH FRANCS)
BALANCE SHEET FINANCIAL INSTRUMENTS
Assets:
  Investments in shares*......................................................                              6,442       5,286
  Loans / debentures..........................................................                              5,776       5,776
  Receivables from disposal of assets.........................................                              6,043       6,043
  Investments in notes, bonds and other.......................................                              6,689       6,585
  Investments in managed funds................................................                              2,530       2,380
                                                                                                        ---------  -----------
  Marketable securities**.....................................................                              9,219       8,965
  Cash and bank deposits......................................................                             14,323      14,323
Liabilities:
  Financial debt..............................................................                             43,447      42,477

OFF-BALANCE SHEET FINANCIAL INSTRUMENT
Foreign exchange risk:
  Buy / lend
    Forward exchange contract.................................................                  8,410          42
    Long-term exchange swaps..................................................                     58           0
    Short-term exchange swaps.................................................                  4,984         107
    Long-term currency swaps..................................................                  2,429         (97)
    Short-term currency swaps.................................................                  2,289         (10)
    Currency option contracts
                                                                                Call           11,297         272
                                                                                Put            21,506         216
  Sell / borrow
    Forward exchange contract.................................................                 15,547         (65)
    Long-term exchange swaps..................................................                     15           0
    Short-term exchange swaps.................................................                 13,267          (8)
    Long-term currency swaps..................................................                    785          18
    Short-term currency swaps.................................................                      0           0
    Currency option contracts
                                                                                Call           10,814        (172)
                                                                                Put            15,965        (163)
Interest rate risk:
  Buy / lend
    Long-term interest rate swaps.............................................                  5,924         197
    Short-term interest rate swaps............................................                  3,095          15
    Future option contracts
                                                                                Call                0           0
                                                                                Put             1,000           0
  Interest rate cap contracts.................................................                  2,572           4
  Interest rate floor contracts...............................................                    195           5
  Sell / borrow
    Long-term interest rate swaps.............................................                  4,159         (59)
    Short-term interest rate swaps............................................                  3,319          (8)
    Future option contracts
                                                                                Call            2,000           0
                                                                                Put
  Interest rate cap contracts.................................................                    522          (1)
  Interest rate floor contracts...............................................                    400          (2)

------------------------------

* There is no significant unrealized losses related to available-for-sale securities.

**  There is no significant unrealized losses related to trading securities.

                        ALCATEL ALSTHOM AND SUBSIDIARIES

    The fair value of all quoted financial instruments is based on the quoted market price on the last trading day of the year.

    Alcatel Alsthom does not actively trade financial instruments, and therefore fair values for non-quoted financial instruments have been estimated using one or more models which indicate a value based on estimates of quantifiable "market" characteristics. The highly judgemental nature of such an undertaking, and the limitations of estimation techniques, make it necessary to caution the users of these financial statements that the values presented for non-quoted financial instruments may differ from those that could have been realized at December 31, 1997. Fair values given are indicative of the interest rates prevailing as at December 31, 1997 and it should be noted that minor changes in assumptions concerning both these rates and future cash flows and/or methodologies can have a material effect on the estimated values.

    For non-quoted instruments, the following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

INSTRUMENTS USED TO MANAGE INTEREST RATES:

    The fair values of these instruments have been obtained by discounting the future estimated interest differential cash flows, at the current market interest rate. For option type instruments, the fair values have been estimated by obtaining a market price from a third party bank.

CURRENCY SWAPS:

    The fair values have been estimated as the differential between the current year end rate and the future rate specified in the swap agreement.

CURRENCY AND INTEREST RATE SWAPS:

    The estimation of fair value involves splitting the swap into its borrowing and lending elements and discounting the future expected currency cash flows relating to each element. The present values calculated have been converted at the year end rate and netted to give an estimated fair value.

CURRENCY OPTIONS:

    The fair values have been estimated by requesting the price of an option to exactly close out the position held from a third party bank or by using a well-known quotation software.

INVESTMENTS:

    For non-quoted investments, the estimated fair value is given as the company's share of the net asset value.

FIXED RATE BONDS AND NOTES:

    The fair value is based on expected future cash flows discounted at the current market rate on similar bond issues.

FLOATING RATE BONDS AND NOTES:

    The fair value is estimated assuming that the value is par at the next rate fixing date and discounting the par value, and the interest element until the next rate fixing date, at the current market rate.

                        ALCATEL ALSTHOM AND SUBSIDIARIES

CASH AND SHORT-TERM INVESTMENTS:

    For the assets, the carrying amount is a reasonable estimate of fair value.

BORROWINGS:

    The fair values of Alcatel Alsthom's borrowings is estimated on the basis of the range of interest rates and maturity profile compared with market rates available for debt of similar remaining maturities.

D) OTHER INFORMATION:

    Earliest/latest maturity dates for each type of off-balance sheet instrument used to hedge foreign exchange risk at December 31, 1997 are as follows:

                                                                      MATURITY DATE
                                                           -----------------------------------
                                                              EARLIEST            LATEST
                                                           ---------------  ------------------
Forward exchange contracts...............................  January 1998     October 2003
Long-term exchange rate swaps............................  January 1998     December 2000
Short-term exchange rate swaps...........................  January 1998     December 1998
Long-term currency swaps.................................  April 1999       December 2003
Short-term currency swaps................................  May 1998         December 1998
Currency option contracts
  call...................................................  January 1998     December 1999
  put....................................................  January 1998     December 1999
Insurance contracts......................................  January 1998     September 2001

    Earliest/latest maturity dates and lowest/highest interest rate for each type of off-balance sheet instruments used to hedge interest rate risk at December 31, 1997 are as follows:

                                                                      MATURITY DATE                   INTEREST RATE
                                                           ------------------------------------  ------------------------
                                                               EARLIEST            LATEST          LOWEST       HIGHEST
                                                           ----------------  ------------------  -----------  -----------
Long-term interest rate swaps............................  February 1999     September 2008            3.61%        7.65%
Short-term interest rate swaps...........................  February 1998     December 1998             3.49%        7.33%
Interest rate cap contracts..............................  January 1998      May 2006                   5.0%         7.5%
Interest rate floor contracts............................  January 2000      January 2000               7.0%         7.0%

                        ALCATEL ALSTHOM AND SUBSIDIARIES

    Analysis by major currency is as follows:

                                 EUROPEAN       U.S.      DEUTSCHE      SPANISH       POUND      ITALIAN      SWISS       BELGIAN
                                 CUR.UNIT      DOLLAR       MARK        PESETA      STERLING      LIRA        FRANC        FRANC
                               -------------  ---------  -----------  -----------  -----------  ---------     -----     -----------
                                                                  (IN MILLIONS OF FRENCH FRANCS)
SELL OR BORROW
Long-term exchange rate
  swaps......................            0            0           0            0            0           0           0            0
Short-term exchange rate
  swaps......................            6        4,967         294        1,336        1,731          44         445          205
Forward exchange contracts...          243       10,175       9,753          275        2,182         132         473          415
Currency option contracts:
  call.......................            0        4,592       4,898          778        3,749           0           0            0
  put........................            0        5,808       5,271        2,040        5,093         359           0            0
Short-term currency swaps....            0            0           0            0            0           0           0            0
Long-term currency swaps.....            0            0           0            0            0           0           0            0
BUY OR LEND
Long-term exchange rate
  swaps......................            0            0         131            0            0           0           0            0
Short-term exchange rate
  swaps......................            0          268       1,306          145          849         317         363            7
Forward exchange contracts...           21        3,370      11,891        1,272        4,852          86         286          341
Currency option contracts:
  call.......................            0        1,957       8,581        3,722        8,723       1,061           0            9
  put........................            0       14,964       4,281        1,828        2,455         120           0            0
Short-term currency swaps....            0          531           0            0            0           0         113            0
Long-term currency swap......            0          223         105            0            0           0         169            0

                                JAPANESE
                                   YEN        OTHERS       TOTAL
                               -----------  -----------  ---------

SELL OR BORROW
Long-term exchange rate
  swaps......................           0           95          95
Short-term exchange rate
  swaps......................       1,047          615      10,690
Forward exchange contracts...         269        1,721      25,638
Currency option contracts:
  call.......................         649           62      14,728
  put........................       1,040          266      19,877
Short-term currency swaps....           0            0           0
Long-term currency swaps.....           0            0           0
BUY OR LEND
Long-term exchange rate
  swaps......................           0          146         277
Short-term exchange rate
  swaps......................         491        3,747
Forward exchange contracts...       1,300        1,654      25,073
Currency option contracts:
  call.......................         161           60      24,274
  put........................         847          573      25,068
Short-term currency swaps....         572           67       1,283
Long-term currency swap......       1,108            0       1,605

(2) OTHER MARKET RELATED EXPOSURES:

(A) METAL PRICE RISK

    The group enters into futures contracts on the London Metal Exchange in order to reduce its exposure to market fluctuations on its copper and aluminum firm positions.

(B) STOCK MARKET RISK

    Alcatel Alsthom and its subsidiaries are not engaged in speculative trading on the stock markets. Subject to approval by Alcatel Alsthom, subsidiaries may make equity investments in selected companies (See Note 11).

                        ALCATEL ALSTHOM AND SUBSIDIARIES

NOTE 26 -- RELATED PARTY TRANSACTIONS

    Related party transactions relate to equity affiliates, unconsolidated subsidiaries and shareholders of Alcatel Alsthom, the parent company. Transactions are recorded primarily in the following accounts:

INCOME STATEMENT

                                                                     1997       1996       1995
                                                                   ---------  ---------  ---------
                                                                   (IN MILLIONS OF FRENCH FRANCS)
Net sales........................................................      1,119      1,732      1,414
Cost of sales....................................................       (446)      (703)      (678)
                                                                   ---------  ---------  ---------
Interest expense.................................................        (12)       (15)       (17)
Interest income..................................................         11          4         19

BALANCE SHEET

                                                                             1997        1996        1995
                                                                             -----     ---------     -----
                                                                            (IN MILLIONS OF FRENCH FRANCS)
Trade receivables and related accounts..................................         541       1,107         804
Other accounts receivable...............................................         157          33          51
                                                                                 ---   ---------         ---
Trade payables and related accounts.....................................          82          84          58
Other payables..........................................................         169           1         169
                                                                                 ---   ---------         ---

NOTE 27 -- PAYROLL AND STAFF

                                                                                     1997       1996       1995
                                                                                   ---------  ---------  ---------
                                                                                    (IN MILLIONS OF FRENCH FRANCS
                                                                                        AND NUMBER OF STAFF)
Wages and salaries (including social security/pension costs).....................     54,242     51,764     51,656
  OF WHICH REMUNERATION OF EXECUTIVE OFFICERS IN ALCATEL ALSTHOM OR IN
  CONSOLIDATED SUBSIDIARIES......................................................         36         36         35
Employee profit sharing..........................................................        250        260        240
Staff of consolidated companies at year-end*.....................................    189,549    190,600    191,830
  OF WHICH: EXECUTIVES AND SENIOR TECHNICAL STAFF**..............................         33%        30%        31%

------------------------

* Takes into account 50% of the staff for GEC Alsthom n.v. and its subsidiaries for 1997, 1996 and 1995.

** Executives, senior technical staff and positions normally requiring three years of higher education.

NOTE 28 -- CONTINGENCIES

    Independent of a certain number of legal proceedings incidental to the normal conduct of its business, which Management does not believe to represent significant costs for the group, it should be mentioned that a legal investigation is occurring concerning "overbillings" which are alleged to have been committed at Alcatel CIT to the detriment of its principal client, France Telecom, based on an audit of production

                        ALCATEL ALSTHOM AND SUBSIDIARIES

NOTE 28 -- CONTINGENCIES (CONTINUED)
costs conducted for the first time in 1989 in the Transmission division, and the second time in 1992 in the Switching division.

    While the file relating to the Transmission division resulted in the signature of an agreement with France Telecom, the latter, however, filed a civil complaint with the investigating Magistrate regarding the switching activity, after which the CEO of Alcatel Alsthom and the CEO of Alcatel CIT, who have both since resigned, were placed under investigation.

    The group, without totally excluding that these legal investigations could have an impact on the accounts, an impact which, in any case is not quantifiable today, has not judged it necessary to create a provision.

NOTE 29 -- MAIN CONSOLIDATED COMPANIES

                                                                            % DE                      CONSOLIDATION
COMPANY                                                   COUNTRY          CONTROL    % INTEREST          METHOD
--------------------------------------------------  -------------------  -----------  -----------  --------------------
ALCATEL ALSTHOM(1)(2).............................  France                    100.0        100.0   Parent company

TELECOM SEGMENT
ALCATEL S.A.......................................  France                    100.0        100.0   Full consolidation
Alcatel Altech....................................  South Africa
Alcatel Austria A.G...............................  Austria
Alcatel Australia Limited.........................  Australia
Alcatel Bell Telephone............................  Belgium
Alcatel Business Systems..........................  France
Alcatel CIT.......................................  France
Alcatel Data Networks.............................  France
Alcatel Espace....................................  France
Alcatel Espana....................................  Spain
Alcatel Indetel S.A. de C.V.(1)...................  Mexico
Alcatel Italia....................................  Italy
Alcatel Networks Systems Inc......................  USA
Alcatel NV........................................  The Netherlands
Alcatel Reseaux d'Entreprise......................  France
Alcatel Schweiz AG................................  Switzerland
Alcatel SEL A.G.(1)...............................  Germany
Alcatel STK A.S.(1)...............................  Norway
Alcatel Submarine Networks Limited................  U.K.
Alcatel Taisel....................................  Taiwan
Alcatel Telecom Limited...........................  U.K.
Alcatel Telecommunicacoes.........................  Brazil
Alcatel Telspace..................................  France

------------------------

(1) Publicly traded.

(2) The activities of Alcatel Alsthom, as the parent company, are included under Others.

                        ALCATEL ALSTHOM AND SUBSIDIARIES

NOTE 29 -- MAIN CONSOLIDATED COMPANIES (CONTINUED)

                                                                                                   CONSOLIDATION
COMPANY                                                COUNTRY         % CONTROL   % INTEREST          METHOD
-----------------------------------------------  -------------------  -----------  -----------  --------------------
CABLES SEGMENT
  ALCATEL CABLE................................  France                    100.0        100.0   Full consolidation
  Alcatel Alsthom Maroc(1).....................  Morocco
  Alcatel Canada Inc...........................  Canada
  Alcatel Cavi S.p.A...........................  Italy
  Alcatel Kabel Beteiligungs AG................  Germany
  Alcatel NA Cable Systems Inc.................  USA
  Group Saft...................................  France

ENERGY AND TRANSPORT SEGMENT
GEC ALSTHOM NV.................................  The Netherlands            50.0         50.0   Proportional
  AEG T & D group..............................  Germany
  Chantiers de l'Atlantique....................  France
  European Gas Turbine SA......................  France
  European Gas Turbine Ltd.....................  U.K.
  EVT-Energie und Verfahrenstechnik GmbH.......  Germany
  GEC Alsthom Centrales Energetiques SA........  France
  GEC Alsthom Electromecanique SA..............  France
  GEC Alsthom T & D SA.........................  France
  GEC Alsthom Transport SA.....................  France
  GEC Alsthom Ltd..............................  U.K.
  Linke Hofmann Busch..........................  Germany

ENGINEERING AND SYSTEMS SEGMENT
CEGELEC........................................  France                    100.0        100.0   Full consolidation
  AAS..........................................  Germany
  AAT..........................................  Germany
  Alcatel Contracting..........................  France
  Alcatel Siette...............................  Italy
  Cegelec Controls Ltd.........................  U.K.
  Sogelerg -- Sogreah..........................  France

------------------------

(1) Publicly traded.

                        ALCATEL ALSTHOM AND SUBSIDIARIES

NOTE 29 -- MAIN CONSOLIDATED COMPANIES (CONTINUED)

                                                                                                   CONSOLIDATION
COMPANY                                                COUNTRY         % CONTROL   % INTEREST          METHOD
-----------------------------------------------  -------------------  -----------  -----------  --------------------
OTHER SEGMENT(1)
Nuclear
FRAMATOME......................................  France                     44.1         44.1   Equity
FRAMATOME CONNECTORS INTERNATIONAL.............  France
Others
ALCATEL ALSTHOM RECHERCHE......................  France                    100.0        100.0   Full consolidation
LOCATEL........................................  France                    100.0        100.0   Full consolidation
Financial services
COMPAGNIE FINANCIERE ALCATEL...................  France                    100.0        100.0   Full consolidation
CIE IMMOBILIERE MERIDIONALE....................  France                    100.0        100.0   Full consolidation
CIVELEC........................................  France                    100.0        100.0   Full consolidation
Electro Banque.................................  France                    100.0        100.0   Full consolidation
GENERALE OCCIDENTALE...........................  France                    100.0        100.0   Full consolidation
SOFICIM........................................  France                    100.0        100.0   Full consolidation
SIKL...........................................  France                    100.0        100.0   Full consolidation

------------------------

(1) The activities of Alcatel Alsthom, as the parent company, are included under Others.

NOTE 30 -- SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE
           COMPANY AND U.S. GAAP

    Alcatel Alsthom's accounting policies comply with generally accepted accounting principles in France (French GAAP). Elements of Alcatel Alsthom's accounting policies which differ significantly from generally accepted accounting principles in the United States (U.S. GAAP) are described below:

(A) ACCOUNTING FOR LONG-TERM CONTRACTS

    In 1995 and 1996 in the Engineering and Systems segment, revenue and margins of long-term contracts were recorded upon completion.

    From January 1st 1997, the Engineering and Systems segment recognized revenue and margins of long-term contracts using the percentage of completion method. Consequently, there will be no more adjustment for the purpose of reconciliation to US GAAP. For 1996 and 1995, income on long-term contracts has been adjusted, using the percentage-of-completion method for material differences. For 1997, the adjustment shown in the income statement results from a change in accounting estimates relating to the use of the percentage of completion method.

(B) ACCOUNTING FOR GAINS ON SALES OF TREASURY STOCK

    Alcatel Alsthom includes gains on its own Shares sold by its subsidiaries in the determination of its income. Under U.S. GAAP, such gains are credited directly to equity.

                        ALCATEL ALSTHOM AND SUBSIDIARIES

NOTE 30 -- SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE
           COMPANY AND U.S. GAAP (CONTINUED)
(C) AMORTIZATION OF ACQUISITION GOODWILL

    In France, goodwill is generally amortized over 20 years. Under U.S. GAAP, goodwill must be amortized against income over its estimated life not to exceed 40 years. The company has concluded that the goodwill has an indeterminate life and, as a result, has used a 40-year life in preparing the U.S. GAAP reconciliation.

(D) FAIR VALUE ACCOUNTING FOR THE MERGERS WITH COMPAGNIE FINANCIERE ALCATEL, ALSTHOM AND GENERALE OCCIDENTALE

    Alcatel Alsthom accounted for the mergers with Compagnie Financiere Alcatel, Alsthom and Generale Occidentale, paid for with its own newly-issued Shares, on the basis of the historical value of the net assets transferred to the group. Under U.S. GAAP, the net assets acquired by issuing shares are recorded at the fair value of the shares issued using the purchase accounting method. Accordingly, additional goodwill amortization has been reflected in the U.S. GAAP reconciliation.

(E) ACQUISITION GOODWILL CHARGED AGAINST SHAREHOLDERS' EQUITY

    A portion of the goodwill related to the acquisition of a majority interest in Telettra (1991), Alcatel SEL (1992) and of the 30% stake in Alcatel n.v.
(1992) was directly charged against shareholders' equity. Under U.S. GAAP, acquisition goodwill is classified as an intangible asset. For reconciliation purposes, the Company has amortized acquisition goodwill over a 40-year life.

(F) ACCOUNTING FOR MARKETABLE SECURITIES AND MARKETABLE EQUITY SECURITIES

    Alcatel Alsthom accounts for its investments at the lower of historical cost or fair value, assessed investment by investment. Under U.S. GAAP, certain investments in equity securities are stated at fair value. Changes in fair value related to trading securities are included in net income while those relating to available-for-sale securities are included directly in shareholders' equity.

(G) LIABILITY RECOGNITION FOR CERTAIN EMPLOYEE TERMINATION BENEFIT AND OTHER
  COSTS

    Alcatel Alsthom accounts for such liabilities when restructuring programs have been finalized and approved by group management. The group has applied EITF 94-3, SFAS 88 and SFAS 112 in preparing the U.S GAAP reconciliation. Under such requirements, the conditions to be met in order to record a restructuring reserve in the balance sheet are more stringent than under Alcatel Alsthom's policy.

(H) ACCOUNTING FOR CLOSING OF DUPLICATE FACILITIES OF ACQUIRING COMPANIES

    Under certain conditions, Alcatel Alsthom accounted for costs incurred to close duplicate facilities of acquiring companies as part of the cost of acquisition. Under U.S. GAAP, such costs are charged to income.

(I) ACCOUNTING FOR THE ACQUISITION OF THE 30% STAKE IN ALCATEL N.V.

    In connection with this transaction, Alcatel Alsthom used forward exchange contracts to reduce its foreign currency exposure relative to the cash payments in 1993 and 1994. The premium on these contracts

                        ALCATEL ALSTHOM AND SUBSIDIARIES

NOTE 30 -- SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE
           COMPANY AND U.S. GAAP (CONTINUED)
was charged to expenses in 1992 net income. Under U.S. GAAP, the premium should be included in net income over the life of the contracts.

    In addition, this investment was accounted for at the price contractually agreed which did not include any interest factor. Under U.S. GAAP, this investment would be recorded using the present value of the future payments.

(J) INCOME TAXES

    Income taxes have been accounted for in accordance with the Financial Accounting Standard Board's Statement No. 109 "Accounting for Income Taxes" (see
Note 31 c5). The main reconciling differences arise from the recognition of more deferred tax assets (and subsequent adjustment to the valuation allowance) under U.S. GAAP than under French GAAP.

(K) PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

    The classification of certain items in, and the format of, Alcatel Alsthom's Consolidated Financial Statements vary to some extent from U.S. GAAP.

    The most significant reporting and presentation practices followed by Alcatel Alsthom which differ from U.S. GAAP are described in the following paragraphs:

    In its balance sheet, Alcatel Alsthom reports advance payments on long-term contracts received from customers as a liability. Under U.S. GAAP, advance payments, determined contract by contract, are generally shown as a reduction of unbilled contract costs or, to the extent advance payments exceed unbilled contract costs, as a liability.

    Accrued interest, short term borrowings, bank overdrafts and short term portion of other debt are included in debt. The long-term portion of debt is specified on the balance sheet. Under U.S. GAAP, the portion of debt maturing within one year would be classified as a current liability (FF 17,805 million at December 31, 1997, FF 19,055 million at December 31, 1996 and FF 26,804 million at December 31, 1995).

    The short-term portion of accrued pensions, retirement obligations, accrued contract costs and other reserves would be shown as current liabilities under U.S. GAAP (FF 35,240 million at December 31, 1997, FF 32,023 million at December 31, 1996, and 31,133 million at December 31, 1995). Additionally, U.S. GAAP would require the long-term portion of other payables to be shown as non-current liabilities (FF 3,106 million at December 31, 1997, FF 3,452 million at December 31, 1996 and FF 3,707 million at December 31, 1995).

    Under U.S. GAAP income statement presentation (see Note 31), other revenues (expenses) detailed in Note 5 have been presented as a deduction from or an addition to operating income, except for gains on sale of shares in subsidiaries which have been presented in a separate line item after operating income.

    Profit on the disposal of treasury stock which has been presented in a separate line item has been adjusted for U.S. GAAP reconciliation (see (b) above).

    In its statement of cash flows, Alcatel Alsthom presents the measures "working capital provided by operations" and "net cash flow after investment". These measures would not be shown under U.S. GAAP statement of cash flows presentation. Although, a short-term note receivable was included as cash and cash

                        ALCATEL ALSTHOM AND SUBSIDIARIES

NOTE 30 -- SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE
           COMPANY AND U.S. GAAP (CONTINUED)
equivalents in the statement of cash flows for 1996. Under U.S. GAAP, this item would not meet the definition of cash equivalents.

    In its Consolidated Financial Statements, Alcatel Alsthom applies the pro-rata consolidation method to account for investment in certain joint ventures, which does not comply with U.S. GAAP. Pursuant to the SEC's rules for foreign registrants, the effect has not been eliminated.

    Six special purpose leasing activities are accounted for using the equity method under French GAAP. Under U.S. GAAP, these activities would be combined because the Group has substantially all the risks and rewards of ownership. This presentation would increase other financial fixed assets by FF 0 million and FF 292 million, increase long-term receivables by FF 2,282 million and FF 1,309 million, increase long-term borrowings by FF 948 million and FF 2,397 million and increase accrued payables by FF 1,334 million and FF (740) million at the years ended December 31, 1996 and 1997, each respectively.

(L) RELATED PARTIES

    Under U.S. GAAP, information provided for in Note 26 would be presented on the face of the Consolidated Balance Sheets and the Consolidated Income Statements.

                        ALCATEL ALSTHOM AND SUBSIDIARIES

NOTE 31 -- RECONCILIATION TO U.S. GAAP

    The following is a summary of the estimated adjustments to the Consolidated Income Statements for the years 1997, 1996 and 1995 and Alcatel Alsthom shareholders' equity at December 31, 1997, 1996 and 1995, which would be required if U.S. GAAP had been applied instead of French GAAP.

    Translation of amounts from FF into $ has been made merely for the convenience of the reader at the Noon Buying Rate which was FF 6.019 per $1.00 on December 31, 1997.

(A) CONSOLIDATED INCOME STATEMENTS
  (1) NET INCOME

                                                                    1997        1997         1996          1995
                                                                  ---------  -----------  -----------  ------------
                                                                                    (IN MILLIONS)
NET INCOME AS REPORTED IN THE CONSOLIDATED INCOME STATEMENTS....  $     775     FF 4,665     FF 2,725    FF (25,583)
Accounting for long-term contracts..............................        (94)        (563)          79           (26)
Accounting for gains on sales of treasury stock.................        (58)        (351)        (331)          444
Amortization of acquisition goodwill............................        185        1,111          414        (3,301)
Fair value accounting for the mergers of Alcatel Alsthom with
  subsidiaries (amortization of acquisition goodwill)...........        (19)        (112)        (112)         (112)
Acquisition goodwill charged against shareholders' equity.......        (14)         (83)         (83)         (871)
Accounting for investments in securities........................         (2)         (11)          63           (14)
Restructuring costs.............................................        (78)        (472)      (3,026)        3,985
Accounting for closing of duplicate facilities of acquiring
  companies.....................................................         --           --           --         1,482
Accounting for the acquisition of the 30% stake in Alcatel
  n.v...........................................................          1            9            9             9
Income taxes....................................................       (191)      (1,151)        (856)        1,497
Other adjustments...............................................        (17)        (100)         (44)          510
Tax effect of the above adjustments.............................         (3)         (18)         (36)          628
                                                                  ---------  -----------  -----------  ------------
NET INCOME ACCORDING TO U.S. GAAP...............................  $     486     FF 2,924    FF (1,198)   FF (21,352)
                                                                  ---------  -----------  -----------  ------------
                                                                  ---------  -----------  -----------  ------------

------------------------
* U.S. GAAP adjustments are presented after taking into consideration the impact on minority interests.

                        ALCATEL ALSTHOM AND SUBSIDIARIES

NOTE 31 -- RECONCILIATION TO U.S. GAAP (CONTINUED)
    In 1995, exceptional amortization of acquisition goodwill and reserves for restructuring accounted for resulted in significant changes in the following adjustments to net income:

                                                                     EFFECT OF
                                                                    EXCEPTIONAL     NORMAL         TOTAL
                                                                       ITEMS      ADJUSTMENT    ADJUSTMENT
                                                                    -----------  -------------  -----------
                                                                        (IN MILLIONS OF FRENCH FRANCS)
Amortization of acquisition goodwill..............................      (5,312)*       2,011        (3,301)
Acquisition goodwill charged against shareholders' equity.........        (762)**        (109)        (871)
Accounting for closing of duplicate facilities of acquiring
  companies.......................................................       1,530**         (48)        1,482
Income taxes......................................................         590**         907         1,497
Other adjustments.................................................       1,312***        (802)         510
Tax effect of the above adjustments...............................      --               389           389

------------------------
  * Effect of U.S. GAAP adjustments on the calculation of exceptional amortization acquisition goodwill of accounted for under U.S. GAAP.

 ** Effect of exceptional amortization of acquisition goodwill accounted for under U.S. GAAP.

*** Effect of exceptional amortization of acquisition goodwill

    Effect of exceptional reserves for restructuring         848
                                                           -----
                                                           1,312

(2) SUMMARIZED U.S. GAAP CONSOLIDATED INCOME STATEMENTS

    The Consolidated Income Statements for the years ended December 31, 1997, 1996 and 1995 have been adjusted to reflect the main differences between U.S. GAAP and French GAAP discussed above.

                                                            1997(A)        1997           1996           1995
                                                           ----------  -------------  -------------  -------------
                                                                                (IN MILLIONS)
NET SALES................................................  $   30,880     FF 185,868     FF 162,636     FF 160,525
  Cost of sales..........................................     (23,393)      (140,804)      (124,826)      (122,947)
  Administrative and selling expenses....................      (4,323)       (26,023)       (23,687)       (25,105)
  Research and development expenses......................      (1,934)       (11,642)       (11,016)       (11,070)
  Restructuring costs....................................        (281)        (1,694)        (3,461)        (9,312)
                                                           ----------  -------------  -------------  -------------
INCOME FROM OPERATIONS...................................         948          5,705           (354)        (7,909)
  Interest expense.......................................      (1,136)        (6,839)        (8,196)        (5,434)
  Interest income and other financial income, net........         928          5,585          7,096          4,298
  Other operating income (expense), net..................        (265)        (1,595)        (3,174)       (16,050)
  Gain on sale of stock in subsidiaries..................         362          2,176          4,168          1,791
                                                           ----------  -------------  -------------  -------------
INCOME BEFORE TAXES AND MINORITY INTERESTS...............         836          5,032           (460)       (23,304)
  Share in net income of equity affiliates...............          95            569            993            173
  Provision for income tax...............................        (420)        (2,529)        (1,577)           529
  Minority Interests.....................................         (25)          (148)          (154)         1,250
                                                           ----------  -------------  -------------  -------------
NET INCOME...............................................  $      486      FF  2,924     FF  (1,198)    FF (21,352)
                                                           ----------  -------------  -------------  -------------
                                                           ----------  -------------  -------------  -------------

------------------------

(1) See Note 30 (f).

                        ALCATEL ALSTHOM AND SUBSIDIARIES

NOTE 31 -- RECONCILIATION TO U.S. GAAP (CONTINUED)
(a) Translation of amounts from French francs ("FF") into U.S. Dollars ("$") has been made merely for the convenience of the reader at the noon buying rate in New York City for cable transfers in French francs as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"), which was FF 6.019 per $1.00 on December 31, 1997.

        The Consolidated Income Statements include GEC Alsthom and Groupe de la Cite on a proportional consolidation basis.

(3) EARNINGS PER SHARE UNDER U.S. GAAP:

    Estimated earnings per Share are calculated in accordance with U.S. GAAP (see Note 7).

                                                             1997(A)      1997       1996       1995
                                                           -----------  ---------  ---------  ---------
BASIC EARNINGS PER SHARE:
Net income (loss)........................................   $    3.10       18.63      (7.68)   (148.39)
DILUTED EARNINGS PER SHARE:
Net income (loss)*.......................................        3.06       18.42     --         --

------------------------

*   Not applicable due to loss position in 1996 and 1995.

(a) Translation of amounts from French francs ("FF") into U.S. Dollars ("$") has been made merely for the convenience of the reader at the noon buying rate in New York City for cable transfers in French francs as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"), which was FF 6.019 per $1.00 on December 31, 1997.

    The following tables present a reconciliation of the net income per share and the diluted earnings per share for each year disclose.

                                                                        NUMBER OF     PER-SHARE
1997                                                     NET INCOME      SHARES        AMOUNT
-------------------------------------------------------  -----------  -------------  -----------
NET INCOME PER SHARE...................................       2,924     156,937,952       18.63
Stock option plans.....................................                   1,145,497
Convertibles bonds.....................................           8       1,160,639
                                                         -----------  -------------  -----------
Diluted earnings per share.............................       2,932     159,244,088       18.42
                                                         -----------  -------------  -----------
                                                         -----------  -------------  -----------

    At December 31, 1997, certain securities having a potential dilutive effect in the future were not taken into account in the computation of diluted earnings per share because the effect would have been antidilutive:

    -- convertible bonds 6.5% 1990 and 2.5% 1994 (see note 21a1).

    Group subsidiaries owned 5,245,510 shares and 2,200,790 shares equivalents.

                                                                        NUMBER OF     PER-SHARE
1996                                                     NET INCOME      SHARES        AMOUNT
-------------------------------------------------------  -----------  -------------  -----------
NET INCOME PER SHARE...................................      (1,198)    155,902,458       (7.68)

    The completion of diluted earning per share is not applicable due to loss position. Group subsidiaries owned 5,320,995 shares and 2,200,790 shares equivalents.

                        ALCATEL ALSTHOM AND SUBSIDIARIES

NOTE 31 -- RECONCILIATION TO U.S. GAAP (CONTINUED)

                                                                        NUMBER OF     PER-SHARE
1995                                                     NET INCOME      SHARES        AMOUNT
-------------------------------------------------------  -----------  -------------  -----------
NET INCOME PER SHARE...................................     (21,352)    143,890,505     (148.39)

    The completion of diluted earning per share is not applicable due to loss position. Group subsidiaries owned 4,376,309 shares and 435,790 shares equivalents.

(B) SHAREHOLDERS' EQUITY

                                                                 1997(A)       1997         1996         1995
                                                               -----------  -----------  -----------  -----------
                                                                                 (IN MILLIONS)
SHAREHOLDERS' EQUITY AS REPORTED IN THE CONSOLIDATED BALANCE
  SHEETS.....................................................   $   7,303     FF 43,954    FF 39,170    FF 32,993
Accounting for long-term contracts...........................          --            --        1,504        1,466
Amortization of acquisition goodwill.........................         326         1,961          792          808
Fair value accounting for the mergers of Alcatel Alsthom with
  subsidiaries (acquisition goodwill)........................         593         3,570        3,682        3,794
Acquisition goodwill charged against shareholders' equity....         477         2,869        2,952        3,035
Accounting for investments in securities.....................         485         2,920        1,379        1,262
Restructuring costs..........................................         285         1,714        2,193        5,251
Accounting for the acquisition of the 30% stake in Alcatel
  n.v........................................................         (52)         (311)        (320)        (329)
Income taxes.................................................         176         1,062        2,434        2,255
Other adjustments............................................        (195)       (1,174)        (328)         744
Tax effect of the above adjustments..........................        (186)       (1,117)      (1,636)      (1,555)
Minority interests...........................................          (5)          (33)         (34)        (199)
                                                               -----------  -----------  -----------  -----------
SHAREHOLDERS' EQUITY ACCORDING TO U.S. GAAP..................   $   9,207     FF 55,415    FF 51,788    FF 49,525
                                                               -----------  -----------  -----------  -----------
                                                               -----------  -----------  -----------  -----------

------------------------

(a) Translation of amounts from French francs ("FF") into U.S. Dollars ("$") has been made merely for the convenience of the reader at the noon buying rate in New York City for cable transfers in French francs as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"), which was FF 6.019 per $1.00 on December 31, 1997.

                        ALCATEL ALSTHOM AND SUBSIDIARIES

NOTE 31 -- RECONCILIATION TO U.S. GAAP (CONTINUED)
(C) Additional U.S. GAAP information

(1) Statement of changes in shareholders' equity

                                                     ADDITIONAL                  UNREALIZED      CUMULATIVE     TREASURY
                                          CAPITAL      PAID-IN     RETAINED        HOLDING       TRANSLATION      STOCK
                                           STOCK       CAPITAL     EARNINGS    GAINS/(LOSSES)    ADJUSTMENT      AT COST
                                        -----------  -----------  -----------  ---------------  -------------  -----------
                                                                        (IN MILLIONS OF FRENCH FRANCS)
Balance at December 31, 1996 after
  appropriation.......................       6,471       43,402       10,857            915          (7,024)       (2,833)
Capital increase......................          56          683       --             --              --            --
Net change in treasury stock owned by
  consolidated subsidiaries...........      --              351           54         --              --              (156)
Net changes in unrealized holding
  gains/(losses)......................      --           --           --              1,141          --            --
Minimum liability adjustment..........      --           --             (592)        --              --            --
Shares issued to employees............      --              146       --             --              --            --
Other changes.........................      --           --               80         --              --            --
Translation adjustment................      --           --           --             --                 844        --
Net income............................      --           --            2,924         --              --            --
                                             -----   -----------  -----------         -----          ------    -----------
Balance at December 31, 1997 before
  appropriation.......................       6,527       44,582       13,323          2,056          (6,180)       (2,989)
Proposed appropriation of net
  income..............................      --           --           (1,904)        --              --            --
                                             -----   -----------  -----------         -----          ------    -----------
Balance at December 31, 1997 after
  appropriation.......................       6,527       44,582       11,419          2,056          (6,180)       (2,989)
                                             -----   -----------  -----------         -----          ------    -----------


                                        SHAREHOLDERS'
                                           EQUITY
                                        -------------

Balance at December 31, 1996 after
  appropriation.......................       51,788
Capital increase......................          739
Net change in treasury stock owned by
  consolidated subsidiaries...........          249
Net changes in unrealized holding
  gains/(losses)......................        1,141
Minimum liability adjustment..........         (592)
Shares issued to employees............          146
Other changes.........................           80
Translation adjustment................          844
Net income............................        2,924
                                             ------
Balance at December 31, 1997 before
  appropriation.......................       57,319
Proposed appropriation of net
  income..............................       (1,904)
                                             ------
Balance at December 31, 1997 after
  appropriation.......................       55,415
                                             ------

------------------------

* The increase in the Minimum Liability Adjustment between 1996 and 1997 mainly results from changes in assumptions in France regarding seniority on retirement date. This change has involved a high increase in the funded status, which has been offset by actuarial losses.

(2) RETIREMENT BENEFITS, PENSION PLANS AND SPECIAL TERMINATION PLANS

    The group sponsors various defined benefit pension plans. In France, all group's employees elect to benefit from the retirement indemnity scheme. In other countries, the employee groups covered and the type of retirement plan depends on local regulations and practices. Plan assets consist principally of governmental and corporate bonds (approximately 50%) and equity securities (approximately 30%) and short-term investments (approximately 10%).

    In order to comply with U.S. GAAP, the Company applied the Statement of Financial Accounting Standards No. 87 "Employers' Accounting for Pensions" ("SFAS 87") and Statement of Financial Accounting Standards No. 88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," starting January 1, 1989 as follows:

                        ALCATEL ALSTHOM AND SUBSIDIARIES

NOTE 31 -- RECONCILIATION TO U.S. GAAP (CONTINUED)
    -- the actuarial method used is the projected unit credit method. However, when the benefit formulas attribute more benefits to senior employees or when the plans are integrated with social security systems or multi-employer plans, the Company has elected to apply the projected unit credit service pro-rata method to avoid delayed recognition of pension costs;

    --  the transition obligation or fund excess has been determined at January
       1, 1989 as being the difference between the liabilities accounted for under prior years accounting policies and the funded status of the plans resulting from SFAS 87 calculations. That transition obligation or fund excess is amortized using the greater of 15 years and the average residual active life of the population covered by each plan;

    -- the related market-value is determined using a five-year moving average method; and

    -- prior service experience and gains and losses in excess of 10% of the liability or asset are amortized over the average residual active life of participants.

Funded status of the defined benefits pension plans of the group:

                                                             1997         1996         1995
                                                          -----------  -----------  -----------
                                                             (IN MILLIONS OF FRENCH FRANCS)
Vested benefits.........................................     (19,201)     (14,302)     (13,750)
Non vested benefits.....................................      (2,838)      (1,289)        (986)
                                                          -----------  -----------  -----------
Accumulated benefit obligation..........................     (22,039)     (15,591)     (14,736)
Effect of future salary increases.......................      (4,568)      (3,420)      (2,670)
                                                          -----------  -----------  -----------
Projected benefit obligation............................     (26,607)     (19,011)     (17,406)
Market value of investments.............................      17,211       10,894       10,154
                                                          -----------  -----------  -----------
Funded status...........................................      (9,396)      (8,117)      (7,252)
Unrecognized transition obligation (excess).............          22           58           57
Unrecognized prior service cost.........................          61           10           (7)
Unrecognized net gains or losses........................         924           75         (330)
                                                          -----------  -----------  -----------
NET ACCRUED FOR PENSION PLANS...........................      (8,389)      (7,974)      (7,532)
(Accrued)...............................................      (9,506)      (8,799)      (8,095)
Prepaid.................................................       1,117          825          563

Annual cost:

                                                             1997         1996         1995
                                                          -----------  -----------  -----------
                                                             (IN MILLIONS OF FRENCH FRANCS)
Service cost............................................         695          600          501
Interest cost...........................................       1,494        1,299        1,238
Return on investment....................................      (1,098)        (789)        (722)
Net amortization and deferral...........................          34            3           (3)
Effect of settlements, curtailments and special
  termination benefits..................................        (470)        (312)        (848)
                                                          -----------  -----------  -----------
TOTAL COST..............................................         655          801          166
                                                          -----------  -----------  -----------
                                                          -----------  -----------  -----------

                        ALCATEL ALSTHOM AND SUBSIDIARIES

NOTE 31 -- RECONCILIATION TO U.S. GAAP (CONTINUED)

    The benefit obligation and the service cost include the effect of employee contributions in order to show the liability and cost attributable to the services rendered according to the pension benefit formula. The group records curtailment profits that mainly correspond to the effect on the existing pension plans of restructuring plans accrued separately (see Note 19).

SUMMARY OF MAIN ASSUMPTIONS:

    General assumptions have been determined by actuaries on a country by country basis and, for specific assumptions (turnover, salary increases), company by company.

                                                       1997           1996           1995
                                                   -------------  -------------  -------------
-- discount rate.................................      5-7%           6-7%           6-8%
-- future salary increases.......................      2-7%           3-7%           3-8%
-- expected long-term return on assets...........      6-8%           6-8%           7-8%
-- average residual active life..................    15-27 years    15-27 years    15-27 years
-- amortization period of transition
  obligation.....................................    15-27 years    15-27 years    15-27 years

(3) POST-RETIREMENT BENEFITS OTHER THAN PENSIONS

    In order to comply with U.S. GAAP, the group applied the Statement of Financial Accounting Standard No. 106 "Employers' Accounting for Post-Retirement Benefits other than Pensions" with effect from January 1, 1993 for U.S. group subsidiaries and with effect from January 1, 1995 for other group subsidiaries. These post-retirement benefits, primarily life insurance and health care, cover most of U.S. group employees.

                                                                                       1997       1996       1995
                                                                                     ---------  ---------  ---------
                                                                                      (IN MILLIONS OF FRENCH FRANCS
                                                                                          AND NUMBER OF STAFF)
Retirees...........................................................................       (340)      (300)      (279)
Active employees fully eligible for benefits.......................................        (53)       (39)       (37)
Other active employees.............................................................       (162)      (131)      (124)
                                                                                     ---------  ---------  ---------
Accumulated post-retirement benefit obligation.....................................       (555)      (470)      (440)
                                                                                     ---------  ---------  ---------
                                                                                     ---------  ---------  ---------
Unrecognized transition obligation.................................................        262        253        254
Unrecognized net gain or loss......................................................         47         43         53
                                                                                     ---------  ---------  ---------
Net accrued liability..............................................................       (246)      (174)      (133)
                                                                                     ---------  ---------  ---------
                                                                                     ---------  ---------  ---------
Number of employees:
Active employees...................................................................      5,049      4,841      5,368
Retirees...........................................................................      1,595      1,621      1,638

Annual Cost:
Service cost.......................................................................         12         10          8
Interest cost......................................................................         40         34         35
Amortization of unrecognized transition obligation.................................         17         15         15
Amortization of unrecognized net gain or loss......................................         --         --          1
Curtailment gain...................................................................          8         --         --
                                                                                     ---------  ---------  ---------
Net periodic post-retirement benefit cost..........................................         77         59         59
                                                                                     ---------  ---------  ---------
                                                                                     ---------  ---------  ---------

                        ALCATEL ALSTHOM AND SUBSIDIARIES

NOTE 31 -- RECONCILIATION TO U.S. GAAP (CONTINUED)
    General assumptions have been determined by actuaries on a country by country basis, and for specific assumptions company by company.

                                                                            1997       1996        1995
                                                                         ----------  ---------  ----------
                                                                                  (IN PERCENTAGE)
Discount rate..........................................................     7.75--8%         8%       8--9%
Health care cost rate for the next year................................      9--9.5%   8.5--10%  9.5--10.5%
Health care cost rate trend:
  10 next years........................................................     8.4--10%   8.5--10%  9.5--10.5%
  thereafter...........................................................        5--6%      5--6%     5--6.5%

    The effect of a one-percentage-point increase in the assumed health care cost trend rate for each future year is as follows:

                                                                                                      (IN PERCENTAGE)
                                                                                                    -------------------
Effect on the aggregate of the service and interest costs.........................................             9.6%
Effect on the accumulated post-retirement benefit obligation for health care benefits.............             7.4%

    The unrecognized transition obligation is amortized over 20 years. The 10% corridor method is employed in determining the amortization of the unrecognized net gain or loss.

(4) INCOME TAXES

(A) DEFERRED TAX BALANCES:

                                                                        DECEMBER 31,  DECEMBER 31,  DECEMBER 31,
                                                                            1997          1996          1995
                                                                        ------------  ------------  ------------
                                                                             (IN MILLIONS OF FRENCH FRANCS)
Deferred tax assets...................................................       25,282        26,365        23,151
Less valuation allowance(1)...........................................      (18,214)      (15,683)      (14,480)
                                                                        ------------  ------------  ------------
Net deferred tax assets...............................................        7,068        10,682         8,671
Deferred tax liabilities..............................................       (5,690)       (8,875)       (7,850)
                                                                        ------------  ------------  ------------
Net deferred taxes....................................................        1,378         1,807           821
                                                                        ------------  ------------  ------------
                                                                        ------------  ------------  ------------

------------------------

(1) Of which FF 1,611 million at December 31, 1997 (FF 1,921 million at December 31, 1996 and FF 1,851 million at December 31, 1995) will be allocated to reduce goodwill.

    Major temporary differences giving rise to deferred taxes at December 31, 1997, 1996 and 1995 are as follows:

                                                                        DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                                            1997           1996           1995
                                                                        -------------  -------------  -------------
                                                                              (IN MILLIONS OF FRENCH FRANCS)
Accounting for long-term contracts....................................         (429)        (1,527)        (1,669)
Depreciation of property, plant and equipment.........................       (1,410)        (1,545)        (1,836)
Intangible assets.....................................................           (2)          (408)          (489)
Other.................................................................       (3,849)        (5,395)        (3,856)

                        ALCATEL ALSTHOM AND SUBSIDIARIES

NOTE 31 -- RECONCILIATION TO U.S. GAAP (CONTINUED)

                                                                        DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                                            1997           1996           1995
                                                                        -------------  -------------  -------------
                                                                              (IN MILLIONS OF FRENCH FRANCS)
                                                                             ------         ------         ------
DEFERRED TAX LIABILITIES..............................................       (5,690)        (8,875)        (7,850)
                                                                             ------         ------         ------
                                                                             ------         ------         ------
Tax losses carried forward............................................        2,526          4,424          3,378
Accrued pension and retirement obligation.............................          612            848            784
Other reserves........................................................        2,165          2,633          2,564
Other.................................................................        1,765          2,777          1,945
                                                                             ------         ------         ------
NET DEFERRED TAX ASSETS...............................................        7,068         10,682          8,671
                                                                             ------         ------         ------
                                                                             ------         ------         ------

    Deferred tax balances are analyzed as follows:

AT DECEMBER 31, 1997                                                                 CURRENT     NON-CURRENT     TOTAL
---------------------------------------------------------------------------------  -----------  -------------  ---------
                                                                                      (IN MILLIONS OF FRENCH FRANCS)
Deferred tax assets (net of valuation allowance).................................       3,626         3,442        7,068
Deferred tax liabilities.........................................................      (2,403)       (3,287)      (5,690)
                                                                                   -----------       ------    ---------
                                                                                        1,223           155        1,378
                                                                                   -----------       ------    ---------
                                                                                   -----------       ------    ---------

AT DECEMBER 31, 1996                                                                 CURRENT     NON-CURRENT     TOTAL
---------------------------------------------------------------------------------  -----------  -------------  ---------
                                                                                      (IN MILLIONS OF FRENCH FRANCS)
Deferred tax assets (net of valuation allowance).................................       5,072         5,610       10,682
Deferred tax liabilities.........................................................      (4,053)       (4,822)      (8,875)
                                                                                   -----------       ------    ---------
                                                                                        1,019           788        1,807
                                                                                   -----------       ------    ---------
                                                                                   -----------       ------    ---------

AT DECEMBER 31, 1995                                                                 CURRENT     NON-CURRENT     TOTAL
---------------------------------------------------------------------------------  -----------  -------------  ---------
                                                                                      (IN MILLIONS OF FRENCH FRANCS)
Deferred tax assets (net of valuation allowance).................................       3,089         5,582        8,671
Deferred tax liabilities.........................................................      (2,988)       (4,862)      (7,850)
                                                                                   -----------       ------    ---------
                                                                                          101           720          821
                                                                                   -----------       ------    ---------
                                                                                   -----------       ------    ---------

(B) ANALYSIS OF PROVISION FOR INCOME TAX:

                                                                                     1997       1996       1995
                                                                                   ---------  ---------  ---------
                                                                                   (IN MILLIONS OF FRENCH FRANCS)
Current tax expense..............................................................      1,307        554      1,909
Tax benefit of operating losses carried forward..................................     (1,834)      (359)    (4,763)
Net change in valuation allowance................................................      1,383        887      9,206
Other deferred tax expenses (benefits)...........................................      1,673        495     (6,881)
                                                                                   ---------  ---------  ---------
Provision for income tax.........................................................      2,529      1,577       (529)
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

                        ALCATEL ALSTHOM AND SUBSIDIARIES

NOTE 31 -- RECONCILIATION TO U.S. GAAP (CONTINUED)
(C) EFFECTIVE INCOME TAX RATE

                                                                                   1997       1996       1995
                                                                                 ---------  ---------  ---------
                                                                                 (IN MILLIONS OF FRENCH FRANCS)
Income (loss) before taxes, minority interests and extraordinary items.........      5,032       (460)   (23,304)
Average income tax rate........................................................       37.9%     (46.9)%     (49.7)%
                                                                                 ---------  ---------  ---------
Expected tax...................................................................      1,907        216     11,587
Impact of:
  -- reduced taxation of certain revenues......................................        (36)    (1,840)      (281)
  -- net change in valuation allowance.........................................      1,383        887      9,206
  -- tax credits...............................................................       (347)      (468)      (223)
  -- other.....................................................................       (378)     2,782      2,356
                                                                                 ---------  ---------  ---------
Actual provision for income tax................................................      2,529      1,577       (529)
Effective tax rate.............................................................       50.3%      N.A.       N.A.
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------

------------------------

N.A.: not applicable due to loss before taxes in 1996 and 1995.

(5) STOCK-BASED COMPENSATION

    In 1996 and 1997, Alcatel Alsthom adopted stock option incentive plans (see note 18).

    The following information is disclosed according to the Statement of Financial Accounting Standard No. 123 Accounting for Stock-Based Compensation ("SFAS 123") and relates to second and the third plans adopted respectively in 1996 and 1997:

                                                                 1996 PLANS                   1997 PLANS
                                                         ---------------------------  ---------------------------
                                                         PRINCIPAL    COMPLEMENTARY   PRINCIPAL    COMPLEMENTARY
                                                         ----------  ---------------  ----------  ---------------

                                                                       (IN NUMBER OF OPTIONS)
Outstanding at January 1, 1996.........................      --            --             --            --
Granted................................................   1,813,900        78,800         --            --
Exercised..............................................      --            --             --            --
Forfeited..............................................     (37,000)       --             --            --
Expired................................................      --            --             --            --
                                                         ----------        ------     ----------        ------

Outstanding at December 31, 1996.......................   1,776,900        78,800         --            --
Granted................................................      --            --          1,639,000        73,400
Exercised..............................................      --            --             --            --
Forfeited..............................................     (79,200)       (1,500)       (23,000)       --
Expired................................................      --            --             --            --
                                                          1,697,700        77,300      1,616,900        73,400
Exercisable at December 31, 1996 in number of
  options..............................................      --            --             --            --
Exercisable at December 31, 1997 in number of
  options..............................................      --            --             --            --
Fair value at grant-date (in millions of French
  francs)..............................................         279            13            404            19

                        ALCATEL ALSTHOM AND SUBSIDIARIES

NOTE 31 -- RECONCILIATION TO U.S. GAAP (CONTINUED)
    These options can be exercised from:

-- July 1st, 1998 through December 31, 2003, each option giving the right to one share at an exercise price of FF 425, for the 1996 plans.

-- from May 1st, 2002 through December 31, 2004, each option giving the right to one share at an exercise price of FF 632, for the 1997 principal plan.

-- from December, 2002 through December 31, 2004, each option giving the right to one share at an exercise price of FF 687, for the 1997 complementary plan.

    The fair values at grant-date of options granted during the years 1997 and 1996 have been estimated using the Black Scholes model and the following characteristics:

                                                 1996       1997
                                               ---------  ---------
interest rate:...............................  5.7%       5%
expected life:...............................  5 years    5 years
expected volatility:.........................  32%        32.5%
expected dividends:..........................  2.5%       2.25%

    The group continues to apply accounting method prescribed by APB Opinion No. 25 Accounting for Stock Issued to Employees.

    The following table discloses the pro-forma net income and earnings per share, as if the fair value based accounting method had been used to account for stock-based compensation cost:

                                                    1996       1997
                                                  ---------  ---------
Net income......................................     (1,472)     2,857
Basic earnings per share
Net income......................................      (9.44)     18.20
Diluted earnings per share
Net income......................................        N/A      17.94

                        ALCATEL ALSTHOM AND SUBSIDIARIES

NOTE 31 -- RECONCILIATION TO U.S. GAAP (CONTINUED)
(6) GEC ALSTHOM FINANCIAL INFORMATION

    In accordance with SEC regulations of the U.S. Securities and Exchange Commission with respect to pro-rata consolidation, summarized financial information has been prepared for the three years ended December 31, 1997, 1996 and 1995.

                                                                                     1997       1996       1995
                                                                                   ---------  ---------  ---------
                                                                                   (IN MILLIONS OF FRENCH FRANCS)
BALANCE SHEET DATA
Non-current assets...............................................................     16,975     15,130     12,211
Current assets...................................................................     96,555     99,351     92,686
                                                                                   ---------  ---------  ---------
Total assets.....................................................................    113,530    114,481    104,897
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------
Shareholders' equity.............................................................     14,072     13,377     12,158
Minority interests...............................................................        654        576        496
Non current liabilities..........................................................      2,904      2,297      1,824
Current liabilities..............................................................     95,900     98,231     90,419
                                                                                   ---------  ---------  ---------
Total liabilities and shareholders' equity.......................................    113,530    114,481    104,897
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------
INCOME STATEMENT DATA
Net sales........................................................................     68,898     59,834     58,769
Cost of sales....................................................................    (56,019)   (49,064)   (49,046)
Income from operations after financing...........................................      4,078      3,830      3,791
                                                                                   ---------  ---------  ---------
Net income.......................................................................      1,647      2,025      1,843
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------
CASH FLOW DATA
Cash flow from operating activities..............................................       (103)       775     (2,543)
Cash flow from investing activities..............................................     (2,928)    (3,001)    (1,394)
Cash flow from financing activities..............................................       (963)    (1,558)    (1,848)

(7) USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(8) DESCRIPTION OF BUSINESS

    Alcatel Alsthom, a French company headquartered in Paris (the "Company"), together with its consolidated subsidiaries and associated companies (collectively, "Alcatel Alsthom"), is a world leader in providing equipment and systems for the telecommunications, energy and transport sectors. In 1997, Alcatel Alsthom had consolidated net sales of FF 185.9 billion (approximately $30.9 billion). While Alcatel Alsthom has operations in over 100 countries, it has a particularly strong market base in Europe, where it currently generates two-thirds of its consolidated net sales. Alcatel Alsthom employs approximately

                        ALCATEL ALSTHOM AND SUBSIDIARIES

NOTE 31 -- RECONCILIATION TO U.S. GAAP (CONTINUED)
189,600 people, primarily in Europe. On the basis of market capitalization at December 31, 1997, the Company is one of the largest French companies listed on the Paris Bourse.

(9) RECENTLY ISSUED U.S. ACCOUNTING STANDARDS

    In June 1997, the Financial Accounting Standard Board issued Statement of Financial Accounting Standard No. 130 ("SFAS 130" Reporting Comprehensive Income), SFAS 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. This Statement will require the Company to present a reconciliation or statement of comprehensive income in future years.

    In June 1997, the Financial Accounting Standard Board issued Statement of Financial Accounting Standard No. 131 ("SFAS 131") "Disclosures about Segments of an Enterprise and Related Information". This Statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders.

    In February 1998, the Financial Accounting Standard Board issued Statement of Financial Accounting Standard No. 132 ("SFAS 132") "Employers' Disclosure about Pension and Other Post-retirement Benefits". SFAS No. 132 revises employers' disclosures about pension and other post-retirement benefits plans but does not change the measurement or recognition of these plans.

    SFAS No. 130, 131 and 132 are effective for financial statements for periods beginning after December 15, 1997.

                        ALCATEL ALSTHOM AND SUBSIDIARIES

9) OTHER INFORMATION

                                                                   BALANCE AT    CHARGED TO                 BALANCE AT
VALUATION AND QUALIFYING ACCOUNTS DEDUCTED FROM THE RELATED         BEGINNING     COSTS AND       OTHER         END
  ACCOUNTS                                                          OF PERIOD     EXPENSES      MOVEMENTS    OF PERIOD
                                                                   -----------  -------------  -----------  -----------
                                                                              (IN MILLIONS OF FRENCH FRANCS)
1997
Other investments and miscellaneous..............................         873           156           (38)         991
Inventories......................................................       4,600          (277)          283        4,606
Trade receivables and related accounts...........................       3,375           194           166        3,735
Other accounts receivable........................................         228             4           (29)         203

1996
Other investments and miscellaneous..............................         686           209           (22)         873
Inventories......................................................       4,145           398            57        4,600
Trade receivables and related accounts...........................       2,817           452           106        3,375
Other accounts receivable........................................         217           (11)           22          228

1995
Other investments and miscellaneous..............................         700            87          (101)         686
Inventories......................................................       3,752           683          (290)       4,145
Trade receivables and related accounts...........................       2,838           135          (156)       2,817
Other accounts receivable........................................         430           (48)         (165)         217

ACCRUED CONTRACT COSTS AND OTHER RESERVES

1997
Accrued pensions and retirement obligations......................       8,455           248            74        8,777
Estimated losses on long-term contracts..........................       3,196          (327)          (27)       2,842
Costs on completed contracts.....................................       5,199            74           358        5,631
Other contract costs.............................................      13,413           493         1,188       15,094
Other reserves...................................................       7,622           858          (518)       7,962

1996
Accrued pensions and retirement obligations......................       8,330         1,024          (899)       8,455
Estimated losses on long-term contracts..........................       2,665         1,222          (691)       3,196
Costs on completed contracts.....................................       4,868         3,580        (3,249)       5,199
Other contract costs.............................................      12,564         2,852        (2,003)      13,413
Other reserves...................................................       5,291         1,233         1,098        7,622

1995
Accrued pensions and retirement obligations......................       7,849           378           103        8,330
Estimated losses on long-term contracts..........................       2,090           552            23        2,665
Costs on completed contracts.....................................       4,305           396           167        4,868
Other contract costs.............................................      11,737         1,251          (423)      12,565
Other reserves...................................................       4,128         1,082            81        5,291

                                                                         ANNEX A

                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                        DSC COMMUNICATIONS CORPORATION,

                                ALCATEL ALSTHOM

                                      AND

                             NET ACQUISITION, INC.

                            Dated as of June 3, 1998

                               TABLE OF CONTENTS

                                                                                                              PAGE
                                                                                                           -----------

                                                      ARTICLE I
                                                      THE MERGER

SECTION 1.1         The Merger...........................................................................         A-5
SECTION 1.2         Effect on Common Stock...............................................................         A-6
SECTION 1.3         Exchange of Certificates.............................................................         A-6
SECTION 1.4         Transfer Taxes; Withholding..........................................................         A-8
SECTION 1.5         Stock Options; Employee Stock Purchase Plan..........................................         A-8
SECTION 1.6         Lost Certificates....................................................................         A-9
SECTION 1.7         Merger Closing.......................................................................         A-9

                                                      ARTICLE II

                    [INTENTIONALLY OMITTED]..............................................................         A-9

                                                     ARTICLE III
                                              THE SURVIVING CORPORATION

SECTION 3.1         Amended and Restated Certificate of Incorporation....................................         A-9
SECTION 3.2         By-laws..............................................................................         A-9
SECTION 3.3         Officers and Directors...............................................................        A-10

                                                      ARTICLE IV
                                    REPRESENTATIONS AND WARRANTIES OF THE COMPANY

SECTION 4.1         Corporate Existence and Power........................................................        A-10
SECTION 4.2         Corporate Authorization..............................................................        A-10
SECTION 4.3         Consents and Approvals; No Violations................................................        A-11
SECTION 4.4         Capitalization.......................................................................        A-11
SECTION 4.5         Subsidiaries.........................................................................        A-12
SECTION 4.6         SEC Documents........................................................................        A-12
SECTION 4.7         Financial Statements.................................................................        A-13
SECTION 4.8         Absence of Undisclosed Liabilities...................................................        A-13
SECTION 4.9         Proxy Statement; Form F-4............................................................        A-13
SECTION 4.10        Absence of Material Adverse Changes, etc. ...........................................        A-13
SECTION 4.11        Taxes................................................................................        A-14
SECTION 4.12        Employee Benefit Plans...............................................................        A-15
SECTION 4.13        Litigation; Compliance with Laws.....................................................        A-16
SECTION 4.14        Labor Matters........................................................................        A-17
SECTION 4.15        Certain Contracts and Arrangements...................................................        A-17
SECTION 4.16        Environmental Matters................................................................        A-17
SECTION 4.17        Intellectual Property................................................................        A-18
SECTION 4.18        Opinion of Financial Advisor.........................................................        A-19
SECTION 4.19        Board Recommendation.................................................................        A-19
SECTION 4.20        Rights Plan..........................................................................        A-19
SECTION 4.21        Tax Treatment........................................................................        A-19

                                                                                                              PAGE
                                                                                                           -----------
SECTION 4.22        Finders' Fees........................................................................        A-19
SECTION 4.23        Accounting Matters...................................................................        A-20

                                                      ARTICLE V
                                 REPRESENTATIONS AND WARRANTIES OF ALCATEL AND NEWCO

SECTION 5.1         Corporate Existence and Power........................................................        A-20
SECTION 5.2         Authorization........................................................................        A-20
SECTION 5.3         Consents and Approvals; No Violations................................................        A-20
SECTION 5.4         Capitalization.......................................................................        A-21
SECTION 5.5         SEC Documents........................................................................        A-21
SECTION 5.6         Financial Statements.................................................................        A-21
SECTION 5.7         Absence of Material Adverse Changes, etc. ...........................................        A-21
SECTION 5.8         Proxy Statement; Form F-4............................................................        A-22
SECTION 5.9         Share Ownership......................................................................        A-22
SECTION 5.10        Newco's Operations...................................................................        A-22
SECTION 5.11        Tax Treatment........................................................................        A-22
SECTION 5.12        Finders' Fees........................................................................        A-22

                                                      ARTICLE VI

                    [INTENTIONALLY OMITTED]..............................................................        A-22

                                                     ARTICLE VII
                                               COVENANTS OF THE PARTIES

SECTION 7.1         Conduct of the Business of the Company...............................................        A-22
SECTION 7.2         Conduct of the Business of Alcatel...................................................        A-22
SECTION 7.3         Stockholders' Meeting; Proxy Material................................................        A-23
SECTION 7.4         Access to Information; Confidentiality Agreement.....................................        A-23
SECTION 7.5         No Solicitation......................................................................        A-24
SECTION 7.6         Director and Officer Liability.......................................................        A-25
SECTION 7.7         [INTENTIONALLY OMITTED]..............................................................        A-25
SECTION 7.8         Certain Tax Matters..................................................................        A-25
SECTION 7.9         Reasonable Best Efforts..............................................................        A-25
SECTION 7.10        Certain Filings......................................................................        A-25
SECTION 7.11        Public Announcements.................................................................        A-26
SECTION 7.12        Further Assurances...................................................................        A-26
SECTION 7.13        Employee Matters.....................................................................        A-27
SECTION 7.14        Tax-Free Reorganization Treatment....................................................        A-27
SECTION 7.15        Blue Sky Permits.....................................................................        A-28
SECTION 7.16        Listing..............................................................................        A-28
SECTION 7.17        [INTENTIONALLY OMITTED]..............................................................        A-28
SECTION 7.18        State Takeover Laws..................................................................        A-28
SECTION 7.19        Certain Notifications................................................................        A-28
SECTION 7.20        Rights Plan..........................................................................        A-28
SECTION 7.21        Supplemental Indenture...............................................................        A-28
SECTION 7.22        Affiliate Letters; Accounting Matters................................................        A-28

                                                                                                              PAGE
                                                                                                           -----------

                                                     ARTICLE VIII
                                               CONDITIONS TO THE MERGER

SECTION 8.1         Conditions to Each Party's Obligations...............................................        A-29
SECTION 8.2         Conditions to the Company's Obligation to Consummate the Merger......................        A-29
SECTION 8.3         Conditions to Alcatel's and Newco's Obligations to Consummate the Merger.............        A-30

                                                      ARTICLE IX
                                                     TERMINATION

SECTION 9.1         Termination..........................................................................        A-31
SECTION 9.2         Effect of Termination................................................................        A-32
SECTION 9.3         Fees.................................................................................        A-32

                                                      ARTICLE X
                                                    MISCELLANEOUS

SECTION 10.1        Notices..............................................................................        A-33
SECTION 10.2        Survival of Representations and Warranties...........................................        A-34
SECTION 10.3        Interpretation.......................................................................        A-34
SECTION 10.4        Amendments, Modification and Waiver..................................................        A-34
SECTION 10.5        Successors and Assigns...............................................................        A-35
SECTION 10.6        Specific Performance.................................................................        A-35
SECTION 10.7        Governing Law........................................................................        A-35
SECTION 10.8        Severability.........................................................................        A-35
SECTION 10.9        Third Party Beneficiaries............................................................        A-35
SECTION 10.10       Entire Agreement.....................................................................        A-35
SECTION 10.11       Counterparts; Effectiveness..........................................................        A-35

        AGREEMENT AND PLAN OF MERGER, dated as of June 3, 1998 (this "AGREEMENT"), by and among DSC Communications Corporation, a Delaware corporation (the "COMPANY"), Alcatel Alsthom, a corporation organized under the laws of France ("ALCATEL") and Net Acquisition, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Alcatel ("NEWCO").

                              W I T N E S S E T H

        WHEREAS, the respective Boards of Directors of Alcatel, Newco and the Company, and Alcatel as sole stockholder of Newco, have each approved this Agreement and the merger of Newco with and into the Company, upon the terms and subject to the conditions set forth herein, and in accordance with the Delaware General Corporation Law (the "DGCL"), whereby each issued and outstanding share of common stock, par value $.01 per share (the "COMMON STOCK"), of the Company (other than shares of Common Stock owned, directly or indirectly, by the Company or by Newco immediately prior to the Effective Time (as defined in Section 1.1(b) hereof)), will, upon the terms and subject to the conditions and limitations set forth herein, be converted into a fraction of an Alcatel American Depositary Share (collectively, the "ADSS"), each of which ADS represents one-fifth of a share, nominal value FF 40 per share of Alcatel (the "ALCATEL SHARES") in accordance with the provisions of Article I of this Agreement; and

        WHEREAS, for federal income tax purposes, the Merger (as defined in Section 1.1(a) hereof) is intended to qualify as a reorganization under the provisions of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the "CODE").

        NOW, THEREFORE, in consideration of the representations, warranties, covenants, agreements and conditions set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

                                   ARTICLE I
                                   THE MERGER

        SECTION 1.1  THE MERGER.

        (a) Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, at the Effective Time, Newco shall be merged (the "MERGER") with and into the Company, whereupon the separate existence of Newco shall cease, and the Company shall continue as the surviving corporation (sometimes referred to herein as the "SURVIVING CORPORATION") and shall continue to be governed by the laws of the State of Delaware and shall continue under the name "DSC Communications Corporation."

        (b) Concurrently with the Closing (as defined in Section 1.7 hereof), the Company, Alcatel and Newco shall cause a certificate of merger (the "CERTIFICATE OF MERGER") with respect to the Merger to be executed and filed with the Secretary of State of the State of Delaware (the "SECRETARY OF STATE") as provided in the DGCL. The Merger shall become effective on the date and time at which the Certificate of Merger has been duly filed with the Secretary of State or at such other date and time as is agreed between the parties and specified in the Certificate of Merger, and such date and time is hereinafter referred to as the "EFFECTIVE TIME."

        (c) From and after the Effective Time, the Surviving Corporation shall possess all rights, privileges, immunities, powers and franchises and be subject to all of the obligations, restrictions, disabilities, liabilities, debts and duties of the Company and Newco.

        SECTION 1.2  EFFECT ON COMMON STOCK. At the Effective Time:

        (a) CANCELLATION OF SHARES OF COMMON STOCK. Each share of Common Stock held by the Company as treasury stock and each share of Common Stock owned by Newco immediately prior to the Effective Time shall automatically be cancelled and retired and cease to exist, and no consideration or payment shall be delivered therefor or in respect thereto. All shares of Common Stock to be converted into ADSs pursuant to this Section 1.2 shall, by virtue of the Merger and without any action on the part of the holders thereof, cease to be outstanding, be cancelled and retired and cease to exist; and each holder of a certificate representing prior to the Effective Time any such shares of Common Stock shall thereafter cease to have any rights with respect to such shares of Common Stock except the right to receive (i) the ADSs representing Alcatel Shares into which such shares of Common Stock have been converted, (ii) any dividend and other distributions in accordance with Section 1.3(c) hereof and
(iii) any cash, without interest, to be paid in lieu of any fraction of an ADS in accordance with Section 1.3(d) hereof.

        (b) CAPITAL STOCK OF NEWCO. Each share of common stock of Newco issued and outstanding immediately prior to the Effective Time shall be converted into one million shares of common stock, par value $.01 per share of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

        (c) CONVERSION OF SHARES OF COMMON STOCK. Subject to Section 1.3(d) hereof, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock referred to in the first sentence of Section 1.2(a) hereof) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into .815 of an ADS (the "EXCHANGE RATIO").

        SECTION 1.3  EXCHANGE OF CERTIFICATES.

        (a) Prior to the mailing of the Proxy Statement (as defined in Section 7.3(b) hereof) The Bank of New York or such other bank, trust company, Person or Persons as shall be designated by Alcatel and reasonably acceptable to the Company shall act as the depositary and exchange agent for the delivery of the ADSs in exchange for shares of Common Stock (the "EXCHANGE AGENT") in connection with the Merger. At or promptly following the Effective Time, Alcatel shall deposit, or cause to be deposited, with the Exchange Agent the receipts ("ADRS"), representing ADSs, for the benefit of the holders of shares of Common Stock which are converted into ADSs pursuant to Section 1.2(c) hereof (together with cash as required to (i) pay any dividends or distributions with respect thereto in accordance with Section 1.3(c) hereof and (ii) make payments in lieu of fractional ADSs, pursuant to Section 1.3(d) hereof, being hereinafter referred to as the "EXCHANGE FUND")). To the extent required, the Exchange Agent will requisition from The Bank of New York, as depositary for the ADSs (the "Depositary"), from time to time, such number of ADSs as are issuable in respect of shares of Common Stock properly delivered to the Exchange Agent. For purposes of this Agreement, "Person" means any natural person, firm, individual, corporation, limited liability company, partnership, association, joint venture, company, business trust, trust or any other entity or organization, whether incorporated or unincorporated, including a government or political subdivision or any agency or instrumentality thereof.

        (b) As of or promptly following the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail (and to make available for collection by hand) to each holder of record of a certificate or certificates, which immediately prior to the Effective Time represented outstanding shares of Common Stock (the "CERTIFICATES"), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and which shall be in the form and have such other provisions as Alcatel and the Company may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for a certificate or certificates representing that number of whole ADSs, if any, into which the number of shares of Common Stock previously represented by such Certificate shall have been converted pursuant to this Agreement (which instructions shall provide that at the election of the surrendering holder, Certificates may be surrendered, and the ADSs in exchange therefor collected, by hand delivery). Upon surrender of a Certificate for cancellation to the Exchange Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the fraction of an ADS for each share of Common Stock formerly represented by such Certificate, to be mailed (or made available for collection by hand if so elected by the surrendering holder) within three business days of receipt thereof (but in no case prior to the Effective Time), and the Certificate so surrendered shall be forthwith cancelled. The Exchange Agent shall accept such Certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates on the cash payable pursuant to subsections (c) and (d) below upon the surrender of the Certificates.

        (c) No dividends or other distributions with respect to Alcatel Shares with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the ADSs represented thereby by reason of the conversion of shares of Common Stock pursuant to Sections 1.2(c) hereof and no cash payment in lieu of fractional ADSs shall be paid to any such holder pursuant to Section 1.3(d) hereof until such Certificate is surrendered in accordance with this Article I. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid, without interest, to the person in whose name the ADSs representing such securities are registered (i) at the time of such surrender or as promptly after the sale of the Excess ADSs (as defined in Section 1.3(d) hereof) as practicable, the amount of any cash payable in lieu of fractional ADSs to which such holder is entitled pursuant to Section 1.3(d) hereof and the proportionate amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to ADSs, and (ii) at the appropriate payment date or as promptly as practicable thereafter, the proportionate amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such ADSs.

        (d) Notwithstanding any other provision of this Agreement, no fraction of an ADS will be issued and no dividend or other distribution, stock split or interest with respect to Alcatel Shares shall relate to any fractional ADS, and such fractional interest shall not entitle the owner thereof to vote or to any rights as a security holder of the ADSs. In lieu of any such fractional security, each holder of shares of Common Stock otherwise entitled to a fraction of an ADS will be entitled to receive in accordance with the provisions of this
Section 1.3 from the Exchange Agent a cash payment representing such holder's proportionate interest in the net proceeds from the sale by the Exchange Agent on behalf of all such holders of the aggregate of the fractions of ADSs which would otherwise be issued (the "EXCESS ADSS"). The sale of the Excess ADSs by the Exchange Agent shall be executed on the New York Stock Exchange ("NYSE") through one or more member firms of the NYSE and shall be executed in round lots to the extent practicable. Until the net proceeds of such sale or sales have been distributed to the holders of shares of Common Stock, the Exchange Agent will, subject to Section 1.3(e) hereof, hold such proceeds in trust for the holders of shares of Common Stock (the "ADS TRUST"). Alcatel shall pay all commissions, transfer taxes (other than those transfer taxes for which the Company's stockholders are solely liable) and other out-of-pocket transaction costs, including the expenses and compensation, of the Exchange Agent incurred in connection with such sale of the Excess ADSs. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of shares of Common Stock in lieu of any fractional ADS interests, the Exchange Agent shall make available such amounts to such holders of shares of Common Stock without interest.

        (e) Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates for one year after the Effective Time shall be delivered to Alcatel, upon demand, and any holders of shares of Common Stock prior to the Merger who have not theretofore complied with this Article I shall thereafter look for payment of their claim, as general creditors thereof, only to Alcatel for their claim for ADSs, any cash without interest, to be paid, in lieu of any fractional ADSs and any dividends or other distributions with respect to ADSs to which such holders may be entitled.

        (f) None of Alcatel, Newco or the Company or the Exchange Agent shall be liable to any Person in respect of any ADSs held in the Exchange Fund (and any cash, dividends and other distributions payable in respect thereof) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificates shall not have been surrendered prior to one year after the Effective Time (or immediately prior to such earlier date on which (i) any ADSs, (ii) any cash in lieu of fractional ADSs or (iii) any dividends or distributions with respect to ADSs in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity (as defined in Section 4.3(b) hereof)), any such ADSs, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable law, become the property of Alcatel, free and clear of all claims or interest of any Person previously entitled thereto.

        SECTION 1.4 TRANSFER TAXES; WITHHOLDING. If any certificate for an ADS is to be issued to, or cash is to be remitted to, a Person (other than the Person in whose name the Certificate surrendered in exchange therefor is registered), it shall be a condition of such exchange that the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange shall pay to the Exchange Agent any transfer or other Taxes (as defined in Section 4.11(b) hereof) required by reason of the issuance of the ADSs (or cash in lieu of fractional ADSs) to a Person other than the registered holder of the Certificate so surrendered, or shall establish to the satisfaction of the Exchange Agent that such Tax either has been paid or is not applicable. Alcatel or the Exchange Agent shall be entitled to deduct and withhold from the ADSs (or cash in lieu of fractional
ADSs) otherwise payable pursuant to this Agreement to any holder of shares of Common Stock such amounts as Alcatel or the Exchange Agent are required to deduct and withhold under the Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment. To the extent that amounts are so withheld by Alcatel or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Common Stock in respect of whom such deduction and withholding was made by Alcatel or the Exchange Agent.

        SECTION 1.5  STOCK OPTIONS; EMPLOYEE STOCK PURCHASE PLAN.

        (a) The Company shall use its reasonable best efforts to cause each option (other than an option described in Section 1.5(c) below) granted to a Company employee, consultant or director of the Company or any Subsidiary of the Company to acquire shares of Common Stock, which is outstanding immediately prior to the Effective Time ("OPTION"), to be cancelled immediately prior to the Effective Time. Immediately upon such cancellation, each holder of an Option so cancelled, in exchange for the cancellation thereof, shall receive the number of ADSs determined by dividing (X) the product of (1) the number of shares of Common Stock subject to such Option and (2) the excess, if any, of the fair market value of a share of Common Stock immediately prior to the Merger over the per share exercise price of such Option, by (Y) the fair market value of an ADS as of immediately prior to the Merger. At the election of Alcatel, in lieu of the ADSs described in the immediately preceding sentence, immediately prior to the Effective Time, each holder of a cancelled Option, in exchange for the cancellation thereof, shall receive the number of shares of Common Stock determined by dividing (X) the product of (1) the number of shares of Common Stock subject to such Option and (2) the excess, if any, of the fair market value of a share of Common Stock immediately prior to the Merger over the per share exercise price of such Option, by (Y) the fair market value of a share of Common Stock as of immediately prior to the Merger. Schedule 1.5(a) hereto sets forth a list of Company executives who have agreed to the cancellation of all of their Options, effective immediately prior to the Effective Time, in accordance with the provisions of this Section 1.5(a). For purposes of this Section 1.5, "fair market value" shall mean (i) in the case of the ADSs, the closing price on the NYSE on the business day immediately preceding the Effective Time and (ii) in the case of the Common Stock, the closing price on the NASDAQ National Market ("NASDAQ") on the business day immediately preceding the Effective Time.

        (b) Each Option which is not cancelled in accordance with Section 1.5(a) above, as of the Effective Time (other than any Options granted under the 1990 Stock Option and Cash Payment Plan or the Special Celcore Incentive Plan, which Options shall terminate at the Effective Time), shall become and represent an option to purchase a number of ADSs (a "SUBSTITUTE OPTION"), determined by multiplying (i) the number of shares of Common Stock subject to such Option immediately prior to the Effective Time by (ii) the Exchange Ratio, at an exercise price per ADS (increased to the nearest whole cent) equal to the exercise price per share of Common Stock immediately prior to the Effective Time divided by the Exchange Ratio; PROVIDED, HOWEVER, that in the case of an Option to which Section 421 of the Code applies by reason of its qualification as an incentive stock option under Section 422 of the Code, the conversion formula shall be adjusted if necessary to conform with Section 424(a) of the Code. After the Effective Time, each Substitute Option shall be exercisable upon the same terms and conditions as were applicable to the related Option prior to the Effective Time subject to accelerated vesting if and to the extent provided in the applicable plans as of the date hereof. Alcatel shall take such corporate action as may be necessary or appropriate to, at or prior to the Effective Time, file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the ADSs subject to any Substitute Options to the extent such registration is required under applicable law in order for such ADSs to be sold without restriction in the United States, and Alcatel shall maintain the effectiveness of such registration statement for so long as such Substitute Options remain outstanding.

        (c) As of July 31, 1998, the Company's 1990 Employee Stock Purchase Plan and the Company's International Employee Stock Purchase Plan (the "ESPPS") shall be terminated. If the Effective Time is before July 31, 1998, then as of the Effective Time each option then outstanding under the ESPPs shall be converted into an option to acquire ADSs with such adjustments as are appropriate to preserve the value inherent in such options with no detrimental effect on the holders thereof.

        SECTION 1.6 LOST CERTIFICATES. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct (but consistent with past practice of the Company), as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the ADSs to which the holder thereof is entitled pursuant to this Article I.

        SECTION 1.7 MERGER CLOSING. Subject to the satisfaction or waiver of the conditions set forth in Article VIII hereof, the closing of the Merger (the "CLOSING") will take place at 10:00 a.m., New York City time, on a date to be specified by the parties hereto, and no later than the second business day after the satisfaction or waiver of the conditions set forth in Article VIII hereof, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 919 Third Avenue, New York, New York, unless another time, date or place is agreed to in writing by the parties hereto (such date, the "CLOSING DATE").

                                   ARTICLE II
                            [INTENTIONALLY OMITTED]
                                  ARTICLE III
                           THE SURVIVING CORPORATION

        SECTION 3.1 AMENDED AND RESTATED CERTIFICATE OF INCORPORATION. The certificate of incorporation of the Company in effect on the date hereof (the "CERTIFICATE OF INCORPORATION"), shall be amended and restated at the Effective Time to be in the form set forth in Exhibit A hereto, and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.

        SECTION 3.2 BY-LAWS. The by-laws of Newco in effect at the Effective Time shall be the by-laws of the Surviving Corporation until thereafter amended in accordance with applicable law, the certificate of incorporation of such entity and the by-laws of such entity.

        SECTION 3.3  OFFICERS AND DIRECTORS.

        (a) From and after the Effective Time, the officers of the Company at the Effective Time shall be the officers of the Company, until their respective successors are duly elected or appointed and qualified in accordance with applicable law.

        (b) The Board of Directors of the Company effective as of, and immediately following, the Effective Time shall consist of the directors of Newco immediately prior to the Effective Time.

                                   ARTICLE IV
                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        The Company represents and warrants to Alcatel and Newco as follows:

        SECTION 4.1  CORPORATE EXISTENCE AND POWER.   The Company is a
corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and except as set forth on Schedule 4.1 of the disclosure schedule delivered by the Company to Alcatel concurrently with the execution and delivery by the Company of this Agreement and attached hereto (the "COMPANY DISCLOSURE SCHEDULE"), has all corporate powers and all governmental licenses, authorizations, consents and approvals (collectively, "LICENSES") required to carry on its business as now conducted except for failures to have any such License which would not, in the aggregate, have a Company Material Adverse Effect (as defined below). The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned, leased or operated by it or the nature of its activities makes such qualification necessary, except in such jurisdictions where failures to be so qualified would not reasonably be expected to, in the aggregate, have a Company Material Adverse Effect. As used herein, the term "COMPANY MATERIAL ADVERSE EFFECT" means a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of the Company and its Subsidiaries, taken as a whole, that is not a result of general changes in the economy in which such entities operate. The Company has heretofore made available to Alcatel true and complete copies of the Certificate of Incorporation and the by-laws of the Company as currently in effect.

        SECTION 4.2  CORPORATE AUTHORIZATION.

        (a) The Company has the requisite corporate power and authority to execute and deliver this Agreement and, subject to approval of the Company's stockholders, as set forth in Section 4.2 (b) hereof and as contemplated by
Section 7.3 hereof, to perform its obligations hereunder. The execution and delivery of this Agreement and the performance of its obligations hereunder have been duly and validly authorized, and this Agreement has been approved, by the Board of Directors of the Company and no other corporate proceedings, other than the approval of the Company's stockholders, on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by the Company and constitutes, assuming due authorization, execution and delivery of this Agreement by Alcatel and Newco, a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

        (b) Under applicable law, the Certificate of Incorporation and the rules of the NASDAQ, the affirmative vote of the holders of a majority of the shares of Common Stock outstanding on the record date, established by the Board of Directors of the Company in accordance with the by-laws of the Company, applicable law and this Agreement, is the vote required to approve the Merger and adopt this Agreement.

        SECTION 4.3  CONSENTS AND APPROVALS; NO VIOLATIONS.

        (a) Except as set forth in Schedule 4.3(a) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the performance by the Company of its obligations hereunder will (i) conflict with or result in any breach of any provision of the Certificate of Incorporation or the by-laws of the Company; (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or obligation to repurchase, repay, redeem or acquire or any similar right or obligation) under any of the terms, conditions or provisions of any note, mortgage, letter of credit, other evidence of indebtedness, guarantee, license, lease or agreement or similar instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their assets may be bound or (iii) assuming that the filings, registrations, notifications, authorizations, consents and approvals referred to in subsection
(b) below have been obtained or made, as the case may be, violate any order, injunction, decree, statute, rule or regulation of any Governmental Entity to which the Company or any of its Subsidiaries is subject, excluding from the foregoing clauses (ii) and (iii) such requirements, defaults, breaches, rights or violations (A) that would not, in the aggregate, reasonably be expected to have a Company Material Adverse Effect and would not have a material adverse effect on the ability of the Company to perform its obligations hereunder or (B) that become applicable as a result of the business or activities in which Alcatel or Newco or any of their respective affiliates is or proposes to be engaged or any acts or omissions by, or facts specifically pertaining to, Alcatel or Newco.

        (b) Except as set forth in Schedule 4.3(b) of the Company Disclosure Schedule, no filing or registration with, notification to, or authorization, consent or approval of, any government or any agency, court, tribunal, commission, board, bureau, department, political subdivision or other instrumentality of any government (including any regulatory or administrative agency), whether federal, state, multinational (including, but not limited to, the European Community), provincial, municipal, domestic or foreign (each, a "GOVERNMENTAL ENTITY") is required in connection with the execution and delivery of this Agreement by the Company or the performance by the Company of its obligations hereunder, except (i) the filing of the Certificate of Merger in accordance with the DGCL and filings to maintain the good standing of the Surviving Corporation; (ii) compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR ACT"), the EC Merger Regulations (as defined below) or any foreign laws regulating competition, antitrust, investment or exchange controls; (iii) compliance with any applicable requirements of the Securities Act of 1933 and the rules and regulations thereunder (the "SECURITIES ACT") and the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "EXCHANGE ACT"); (iv) compliance with any applicable requirements of state blue sky or takeover laws and (v) such other consents, approvals, orders, authorizations, notifications, registrations, declarations and filings (A) the failure of which to be obtained or made would not, in the aggregate, reasonably be expected to have a Company Material Adverse Effect and would not have a material adverse effect on the ability of the Company to perform its obligations hereunder or (B) that become applicable as a result of the business or activities in which Alcatel or Newco or any of their respective affiliates is or proposes to be engaged or any acts or omissions by, or facts specifically pertaining to, Alcatel or Newco. For purposes of this Agreement, "EC MERGER REGULATIONS" mean Council Regulation (EEC) No. 4064/89 of December 21, 1989 on the Control of Concentrations Between Undertakings, OJ (1989) L 395/1 (as amended) and the regulations and decisions of the Commission of the European Community or other organs of the European Union or European Community implementing such regulations.

        SECTION 4.4  CAPITALIZATION.   The authorized capital stock of the
Company consists of 500,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, par value $1.00 per share, of the Company (the "PREFERRED STOCK"), of which 500,000 shares were designated as Series B Junior Participating Preferred Stock. As of March 31, 1998, there were (i) 118,752,003 shares of Common Stock issued and outstanding and (ii) no shares of Preferred Stock issued and outstanding. All shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable and were not issued in violation of any preemptive rights. As of March 31, 1998, there were outstanding Options in respect of 11,969,488 shares of Common Stock at option prices ranging from $2.44 to $40.25 per share of Common Stock. Except as set forth in this Section 4.4 or Schedule
4.4 of the Company Disclosure Schedule, and except for changes since March 31, 1998, resulting from the exercise of Options outstanding on such date and the rights to acquire shares through the ESPPs based on elections made by employees prior to the date hereof and except for the shares of Common Stock issuable upon conversion of 7% Convertible Subordinated Notes of the Company due 2004 (the "CONVERTIBLE NOTES") issued pursuant to the Indenture (the "INDENTURE"), dated as of August 12, 1997 between the Company and The Bank of New York, as trustee (the "TRUSTEE"), and Rights issued pursuant to the Rights Agreement (as such terms are defined in Sections 7.20 and 4.20, respectively) there are outstanding
(i) no shares of capital stock or other voting securities of the Company, (ii) no securities of the Company or any Subsidiary of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company and (iii) no options or other rights to acquire from the Company, and no obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company (the items in clauses (i), (ii) and (iii) being referred to collectively as the "COMPANY SECURITIES"). Except as set forth in
Schedule 4.4 of the Company Disclosure Schedule, there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities. No Subsidiary of the Company owns any capital stock or other voting securities of the Company.

        SECTION 4.5  SUBSIDIARIES.

        (a) Each Subsidiary of the Company that is actively engaged in any business or owns any material assets (each, an "ACTIVE COMPANY SUBSIDIARY") (i) is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation, (ii) has all corporate powers and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted and (iii) is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except for failures of this representation and warranty to be true which would not, in the aggregate, have a Company Material Adverse Effect. For purposes of this Agreement, "Subsidiary" means with respect to any Person, any corporation or other legal entity of which such Person owns, directly or indirectly, more than 50% of the outstanding stock or other equity interests, the holders of which are entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity. All Active Company Subsidiaries and their respective jurisdictions of incorporation are identified in Schedule
4.5 of the Company Disclosure Schedule.

        (b) Except as set forth in Schedule 4.5(b) of the Company Disclosure Schedule, all of the outstanding shares of capital stock of each Subsidiary of the Company are duly authorized, validly issued, fully paid and nonassessable, and such shares are owned by the Company or by a Subsidiary of the Company free and clear of any Liens (as defined hereafter) or limitation on voting rights. Except as set forth in Schedule 4.5(b) of the Company Disclosure Schedule, there are no subscriptions, options, warrants, calls, rights, convertible securities or other agreements or commitments of any character relating to the issuance, transfer, sale, delivery, voting or redemption (including any rights of conversion or exchange under any outstanding security or other instrument) for any of the capital stock or other equity interests of any of such Subsidiaries. There are no agreements requiring the Company or any of its Subsidiaries to make contributions to the capital of, or lend or advance funds to, any Subsidiaries of the Company. For purposes of this Agreement, "LIEN" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset.

        SECTION 4.6  SEC DOCUMENTS.   The Company has filed all required
reports, proxy statements, registration statements, forms and other documents with the SEC since January 1, 1995 (the "COMPANY SEC DOCUMENTS"). As of their respective dates, and giving effect to any amendments thereto,

(a) the Company SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations of the SEC promulgated thereunder and (b) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

        SECTION 4.7  FINANCIAL STATEMENTS.   The financial statements of the
Company (including, in each case, any notes and schedules thereto) included in the Company SEC Documents (a) were prepared from the books and records of the Company and its Subsidiaries, (b) comply as to form in all material respects with all applicable accounting requirements and the rules and regulations of the SEC with respect thereto, (c) are in conformity with United States generally accepted accounting principles ("GAAP"), applied on a consistent basis (except in the case of unaudited statements, as permitted by Form 10-Q as filed with the SEC under the Exchange Act) during the periods involved and (d) fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which were not and are not expected to be, individually or in the aggregate, material in amount).

        SECTION 4.8  ABSENCE OF UNDISCLOSED LIABILITIES.   Except as set forth
in Schedule 4.8 of the Company Disclosure Schedule or in the Company SEC Documents filed prior to the date hereof, and except for liabilities and obligations incurred in the ordinary course of business since the date of the most recent consolidated balance sheet included in the Company SEC Documents filed prior to the date hereof, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) except for those that would not, in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

        SECTION 4.9  PROXY STATEMENT; FORM F-4.

        (a) None of the information contained in the Proxy Statement (and any amendments thereof or supplements thereto) will at the time of the mailing of the Proxy Statement to the stockholders of the Company and at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by the Company with respect to statements made or omitted in the Proxy Statement relating to Alcatel or Newco based on information supplied by Alcatel for inclusion in the Proxy Statement. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder, except that no representation is made by the Company with respect to the statements made or omitted in the Proxy Statement relating to Alcatel or Newco based on information supplied by Alcatel for inclusion in the Proxy Statement.

        (b) None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the registration statement on Form F-4 (and/or such other form as may be applicable and used) to be filed with the SEC in connection with the issuance of ADSs and, if applicable, the deemed issuance, if any, of shares of Common Stock by reason of the transactions contemplated by this Agreement (such registration statement, as it may be amended or supplemented, is herein referred to as the "FORM F-4") will, with respect to information relating to the Company, at the time the Form F-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

        SECTION 4.10  ABSENCE OF MATERIAL ADVERSE CHANGES, ETC.   Except as set
forth in the Company SEC Documents filed on or prior to May 29, 1998, since March 31, 1998, there has not been a Company Material Adverse Effect, nor have there been any event(s) which are reasonably likely in the aggregate to have a Company Material Adverse Effect. Without limiting the foregoing, except as disclosed in the Company SEC Documents filed by the Company, as set forth in
Schedule 4.10 of the Company Disclosure Schedule or as contemplated by this Agreement, since March 31, 1998 (except in the case of subsection (f) below, as to which the relevant date will be December 31, 1997), (i) the Company and its Subsidiaries have conducted their business in the ordinary course of business and (ii) there has not been:

           (a) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company, or any repurchase, redemption or other acquisition by the Company or any Subsidiary (other than any wholly-owned Subsidiary) of the Company of any outstanding shares of capital stock or other equity securities of, or other ownership interests in, the Company or of any Company Securities;

           (b) any amendment of any provision of the Certificate of Incorporation or by-laws of, or of any material term of any outstanding security issued by, the Company or any Subsidiary (other than any wholly-owned Subsidiary) of the Company;

           (c) any incurrence, assumption or guarantee by the Company or any Subsidiary of the Company of any indebtedness for borrowed money other than borrowings under existing short term credit facilities not in excess of $180,000,000 in the aggregate;

           (d) any change in any method of accounting or accounting practice by the Company or any Subsidiary of the Company, except for any such change required by reason of a change in GAAP;

           (e) any (i) grant of any severance or termination pay to any director, officer or employee of the Company or any Subsidiary of the Company, (ii) employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director, officer or employee of the Company or any Subsidiary of the Company entered into, (iii) increase in benefits payable under any existing severance or termination pay policies or employment agreements or (iv) increase in compensation, bonus or other benefits payable to directors, officers or employees of the Company or any Subsidiary of the Company other than, in the case of employees (other than directors and officers), in the ordinary course of business;

           (f) issuance of securities of the Company other than pursuant to Options, ESPPs, Convertible Notes or rights outstanding as of December 31, 1997;

           (g) acquisition or disposition of assets material to the Company and its Subsidiaries, except for sales of inventory in the ordinary course of business consistent with past practice, or any acquisition or disposition of capital stock of any third party (other than acquisitions or dispositions of non-controlling equity interests of third parties in the ordinary course of business where the aggregate cost of all such acquisitions and dispositions does not exceed $10,000,000), or any merger or consolidation with any third party, by the Company or any Subsidiary;

           (h) entry by the Company into any joint venture, partnership or similar agreement with any person other than a wholly-owned Subsidiary; or

           (i) any authorization of, or commitment or agreement to take any of, the foregoing actions except as otherwise permitted by this Agreement.

        SECTION 4.11  TAXES.

        (a) Except as set forth in Schedule 4.11 of the Company Disclosure Schedule, (1) all federal, state, local and foreign Tax Returns required to be filed by or on behalf of the Company, each of its Subsidiaries, and each affiliated, combined, consolidated or unitary group of which the Company or any of its Subsidiaries is a member (a "COMPANY GROUP") have been timely filed, and all returns filed are complete and accurate except to the extent any failure to file or any inaccuracies in filed returns would not, individually or in the aggregate, have a Company Material Adverse Effect; (2) all Taxes due and owing by the Company, any Subsidiary of the Company or any Company Group have been paid, or adequately reserved for in accordance with GAAP, except to the extent any failure to pay or reserve would not, individually or in the aggregate, have a Company Material Adverse Effect; (3) there is no presently pending and, to the knowledge of the Company, contemplated or scheduled audit examination, deficiency, refund litigation, proposed adjustment or matter in controversy which would, individually or in the aggregate, have a Company Material Adverse Effect with respect to any Taxes due and owing by the Company, any Subsidiary of the Company or any Company Group nor has the Company or any Subsidiary of the Company filed any waiver of the statute of limitations applicable to the assessment or collection of any Tax which would, individually or in the aggregate, have a Company Material Adverse Effect; (4) all assessments for Taxes due and owing by the Company, any Subsidiary of the Company or any Company Group with respect to completed and settled examinations or concluded litigation have been paid; (5) neither the Company nor any Subsidiary of the Company is a party to any tax indemnity agreement, tax sharing agreement or other agreement under which the Company or any Subsidiary of the Company could become liable to another person as a result of the imposition of a Tax upon any person, or the assessment or collection of such a Tax; and (6) the Company and each of its Subsidiaries has complied in all material respects with all rules and regulations relating to the withholding of Taxes.

        (b) For purposes of this Agreement, (i) "TAXES" means all taxes, levies or other like assessments, charges or fees (including estimated taxes, charges and fees), including, without limitation, income, corporation, advance corporation, gross receipts, transfer, excise, property, sales, use, value-added, license, payroll, withholding, social security and franchise or other governmental taxes or charges, imposed by the United States or any state, county, local or foreign government or subdivision or agency thereof, and such term shall include any interest, penalties or additions to tax attributable to such taxes and (ii) "TAX RETURN" means any report, return, statement or other written information required to be supplied to a taxing authority in connection with Taxes.

        SECTION 4.12  EMPLOYEE BENEFIT PLANS.

        (a) Except for any plan, fund, program, agreement or arrangement that is subject to the laws of any jurisdiction outside the United States, Schedule 4.12(a) of the Company Disclosure Schedule contains a true and complete list of each material deferred compensation, incentive compensation, and equity compensation plan; material "welfare" plan, fund or program (within the meaning of section 3(1) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")); material "pension" plan, fund or program (within the meaning of section 3(2) of ERISA); each material employment, termination or severance agreement; and each other material employee benefit plan, fund, program, agreement or arrangement, in each case, that is in writing and sponsored, maintained or contributed to or required to be contributed to by the Company or by any trade or business, whether or not incorporated (each, an "ERISA AFFILIATE"), that together with the Company would be deemed a "single employer" within the meaning of section 4001(b) of ERISA, or to which the Company or an ERISA Affiliate is party, whether written or oral, for the benefit of any employee, consultant, director or former employee, consultant or director of the Company or any Subsidiary of the Company. The plans, funds, programs, agreements and arrangements listed on Schedule 4.12(a) of the Company Disclosure Schedule are referred to herein collectively as the "PLANS".

        (b) With respect to each Plan, the Company has heretofore delivered or made available to Alcatel true and complete copies of the Plan and any amendments thereto (or if the Plan is not a written Plan, a description thereof), any related trust or other funding vehicle, the most recent reports or summaries required under ERISA or the Code and the most recent determination letter received from the Internal Revenue Service with respect to each Plan intended to qualify under section 401 of the Code.

        (c) No liability under Title IV or section 302 of ERISA that would reasonably be expected to have a Company Material Adverse Effect has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to the Company or any

ERISA Affiliate of incurring any such liability, other than liability for premiums due the Pension Benefit Guaranty Corporation (which premiums have been paid when due).

        (d) No Plan is a "multiemployer plan," as defined in section 3(37) of ERISA, nor is any Plan a plan described in section 4063(a) of ERISA.

        (e) Except as set forth in Schedule 4.12(e) of the Company Disclosure Schedule, each Plan has been operated and administered in all material respects in accordance with its terms and applicable law, including, but not limited to, ERISA and the Code.

        (f) Except as set forth in Schedule 4.12(f) of the Company Disclosure Schedule, each Plan intended to be "qualified" within the meaning of section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service, and the Company is not aware of any circumstances that would result in revocation of any such favorable determination letter.

        (g) Except as set forth in Schedule 4.12(g) of the Company Disclosure Schedule, no Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of the Company or any Subsidiary for periods extending beyond their retirement or other termination of service, other than (i) coverage mandated by applicable law, (ii) death benefits under any "pension plan," or (iii) benefits the full cost of which is borne by the current or former employee (or his or her beneficiary), dependant or other covered person.

        (h) There are no pending, or to the knowledge of the Company, threatened or anticipated, claims that would reasonably be expected to have a Company Material Adverse Effect by or on behalf of any Plan, by any employee or beneficiary covered under any such Plan, or otherwise involving any such Plan (other than routine claims for benefits).

        (i) Except as set forth in Schedule 4.12(i) of the Company Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee or officer of the Company or any ERISA Affiliate to severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement, or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee or officer, other than payments, accelerations or increases (x) under any employee benefit plan that is subject to the laws of a jurisdiction outside of the United States or (y) mandated by applicable law.

        (j) Except as set forth in Schedule 4.12(j) of the Company Disclosure Schedule, no amounts payable under the Plans will fail to be deductible for federal income tax purposes by virtue of section 280G of the Code.

        (k) To the knowledge of the Company, all employee benefit plans that are subject to the laws of any jurisdiction outside the United States are in material compliance with such applicable laws, including relevant Tax laws, and the requirements of any trust deed under which they were established, except for such exceptions to the foregoing which, in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Schedule 4.12(k) lists all material employee pension benefit plans that are subject to the laws of any jurisdiction outside the United States except for such plans that are governmental or statutory plans.

        SECTION 4.13  LITIGATION; COMPLIANCE WITH LAWS.

        (a) Except as set forth in either the Company SEC Documents or in
Schedule 4.13(a) of the Company Disclosure Schedule or otherwise fully covered by insurance, there is no action, suit or proceeding pending against, or to the knowledge of the Company threatened against, the Company or any Subsidiary of the Company or any of their respective properties before any court or arbitrator or any Governmental Entity which would reasonably be expected to have a Company Material Adverse Effect.

        (b) Except as set forth in Schedule 4.13(b) of the Company Disclosure Schedule, the Company and its Subsidiaries are in compliance with all applicable laws, ordinances, rules and regulations of any federal, state, local or foreign governmental authority applicable to their respective businesses and operations, except for such violations, if any, which, in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. All governmental approvals, permits and licenses (collectively, "PERMITS") required to conduct the business of the Company and its Subsidiaries have been obtained, are in full force and effect and are being complied with except for such violations and failures to have Permits in full force and effect, if any, which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

        SECTION 4.14  LABOR MATTERS.   Except to the extent set forth in
Schedule 4.14 of the Disclosure Schedule as of the date of this Agreement (i) there is no labor strike, dispute, slowdown, stoppage or lockout actually pending or, to the knowledge of the Company, threatened against the Company;
(ii) to the knowledge of the Company, no union organizing campaign with respect to the Company's employees is underway; (iii) there is no unfair labor practice charge or complaint against the Company pending or, to the knowledge of the Company, threatened before the National Labor Relations Board or any similar state or foreign agency; (iv) there is no written grievance pending relating to any collective bargaining agreement or other grievance procedure; (v) to the knowledge of the Company, no charges with respect to or relating to the Company are pending before the Equal Employment Opportunity Commission or any other agency responsible for the prevention of unlawful employment practices; and (vi) there are no collective bargaining agreements with any union covering employees of the Company, except for such exceptions to the foregoing clauses (i) through
(vi) which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

        SECTION 4.15  CERTAIN CONTRACTS AND ARRANGEMENTS.   Except as set forth
in Schedule 4.15 of the Company Disclosure Schedule, each material contract or agreement to which the Company or any of its Subsidiaries is a party or by which any of them is bound is in full force and effect, and neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any other party thereto, is in breach of, or default under, any such contract or agreement, and no event has occurred that with notice or passage of time or both would constitute such a breach or default thereunder by the Company or any of its Subsidiaries, or, to the knowledge of the Company, any other party thereto, except for such failures to be in full force and effect and such breaches and defaults which, in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

        SECTION 4.16  ENVIRONMENTAL MATTERS.

        (a) (i) "CLEANUP" means all actions required to: (A) cleanup, remove, treat or remediate Hazardous Materials (as defined hereafter) in the indoor or outdoor environment; (B) prevent the Release (as defined hereafter) of Hazardous Materials so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (C) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (D) respond to any government requests for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Materials in the indoor or outdoor environment.

            (ii) "ENVIRONMENTAL CLAIM" means any claim, action, cause of action, investigation or written notice by any Person alleging potential liability (including, without limitation, potential liability for investigatory costs, Cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (A) the presence or Release of any Hazardous Materials at any location, whether or not owned or operated by the Company or any of its Subsidiaries or
(B) circumstances forming the basis of any violation of any Environmental Law (as defined hereafter).

            (iii) "ENVIRONMENTAL LAWS" means all federal, state, local and foreign laws and regulations relating to pollution or protection of the environment, including, without limitation, laws relating to

Releases or threatened Releases of Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, transport or handling of Hazardous Materials.

            (iv) "HAZARDOUS MATERIALS" means all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. Section 300.5, or defined as such by, or regulated as such under, any Environmental Law.

            (v) "RELEASE" means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the environment (including, without limitation, ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

        (b) (i) Except as set forth in Schedule 4.16(b)(i) of the Company Disclosure Schedule, to the knowledge of the Company, the Company and its Subsidiaries are in compliance with all applicable Environmental Laws (which compliance includes, but is not limited to, the possession by the Company and its Subsidiaries of all permits and other governmental authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof), except where failures to be in compliance would not, in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as set forth in Schedule 4.16(b)(i) of the Company Disclosure Schedule, since January 1, 1996 and prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has received any communication (written or oral), whether from a Governmental Entity, citizens' group, employee or otherwise, alleging that the Company or any of its Subsidiaries is not in such compliance, except where failures to be in compliance would not, in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

            (ii) Except as set forth in Schedule 4.16(b)(ii) of the Company Disclosure Schedule, there is no Environmental Claim pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or, to the knowledge of the Company, against any Person whose liability for any Environmental Claim the Company or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law that would reasonably be expected to have a Company Material Adverse Effect.

            (iii) Except as set forth in Schedule 4.16(b)(iii) of the Company Disclosure Schedule, there are no present or, to the knowledge of the Company, past, actions, activities, circumstances, conditions, events or incidents, including, without limitation, the Release or presence of any Hazardous Material that could form the basis of any Environmental Claim against the Company or any of its Subsidiaries or, to the knowledge of the Company, against any Person whose liability for any Environmental Claim the Company or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

            (iv) The Company agrees to cooperate with Alcatel to effect the retention of any permits or other governmental authorizations under Environmental Laws that will be required to permit the Company to conduct the business as conducted by the Company and its Subsidiaries immediately prior to the Closing Date.

        SECTION 4.17  INTELLECTUAL PROPERTY.

        (a) The Company and its Subsidiaries own or have the right to use all material Intellectual Property (as defined hereafter) reasonably necessary for the Company and its Subsidiaries to conduct their business as it is currently conducted.

        (b) Except as set forth in Schedule 4.17 of the Company Disclosure Schedule, to the knowledge of the Company: (i) all of the registrations relating to material Intellectual Property owned by the Company and its Subsidiaries are subsisting and unexpired, free of all liens or encumbrances, have not been abandoned; (ii) the Company does not infringe the intellectual property rights of any third party in any respect that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (iii) no judgment, decree, injunction, rule or order has been rendered by Governmental Entity which would limit, cancel or question the validity of, or the Company's or its Subsidiaries' rights in and to, any Intellectual Property owned by the Company in any respect that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and (iv) the Company has not received notice of any pending or threatened suit, action or adversarial proceeding that seeks to limit, cancel or question the validity of, or the Company's or its Subsidiaries' rights in and to, any Intellectual Property, which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

        (c) For purposes of this Agreement "INTELLECTUAL PROPERTY" shall mean all rights, privileges and priorities provided under U.S., state and foreign law relating to intellectual property, including without limitation all (x) (1) proprietary inventions, discoveries, processes, formulae, designs, methods, techniques, procedures, concepts, developments, technology, new and useful improvements thereof and proprietary know-how relating thereto, whether or not patented or eligible for patent protection; (2) copyrights and copyrightable works, including computer applications, programs, software, databases and related items; (3) trademarks, service marks, trade names, and trade dress, the goodwill of any business symbolized thereby, and all common-law rights relating thereto; (4) trade secrets and other confidential information; (y) all registrations, applications and recordings for any of the foregoing and (z) licenses or other similar agreements granting to the Company or any of its Subsidiaries the rights to use any of the foregoing.

        SECTION 4.18  OPINION OF FINANCIAL ADVISOR.   The Company has received
the opinion or advice of Goldman, Sachs & Co. ("GOLDMAN SACHS") to the effect that, as of such date, the consideration to be received by the Company's stockholders in the Merger is fair to the stockholders of the Company.

        SECTION 4.19  BOARD RECOMMENDATION.   The Board of Directors of the
Company, at a meeting duly called and held, has approved this Agreement and (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, taken together are fair to and in the best interests of the stockholders of the Company; (ii) taken all actions necessary on the part of the Company to render the restrictions on business combinations contained in
Section 203 of the DGCL inapplicable to this Agreement, the Merger and Alcatel and its Subsidiaries following the Effective Time; (iii) resolved to recommend that the stockholders of the Company adopt this Agreement and approve the Merger and (iv) determined that Article VI of the Certificate of Incorporation is not applicable to the Merger or any of the transactions contemplated hereby.

        SECTION 4.20  RIGHTS PLAN.   The Board of Directors of the Company has
approved, and the Company and the Rights Agent referred to below have entered into, an amendment to the Rights Agreement, dated as of April 25, 1996, by and between the Company and Harris Trust and Savings Bank (formerly, KeyCorp Shareholder Services, Inc.), as Rights Agent (the "RIGHTS AGREEMENT"), substantially in the form of Exhibit B hereto (the "RIGHTS AMENDMENT"). Pursuant to the Rights Amendment, neither the execution and delivery and performance of this Agreement nor the Merger will result in the distribution of separate certificates representing rights or the occurrence of a Distribution Date (as defined in Section 3(a) of the Rights Agreement) or a "flip-in" or "flip-over" event (that is, an event described in Sections 11(a)(ii) and 13(a) of the Rights Agreement).

        SECTION 4.21  TAX TREATMENT.   Neither the Company nor any of its
affiliates has taken any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Merger from qualifying as a reorganization under the provisions of Section 368(a) of the Code.

        SECTION 4.22  FINDERS' FEES.   Except for Goldman Sachs, whose fees will
be paid by the Company, there is no investment banker, broker, finder or other intermediary which has been retained by, or is authorized to act on behalf of, the Company or any Subsidiary of the Company that would be entitled to any fee or commission from the Company, any Subsidiary of the Company, Alcatel or any of Alcatel's affiliates upon consummation of the transactions contemplated by this Agreement.

        SECTION 4.23  ACCOUNTING MATTERS.   Except as otherwise disclosed in the
Company Disclosure Schedule, to the best knowledge of the Company, neither the Company nor any of its Subsidiaries have taken any action or failed to take any action, which action or failure (without giving effect to any action or failure to act by Alcatel or any of its Subsidiaries), or knows of any fact which, would prevent the treatment of the Merger as a pooling of interests under applicable U.S. accounting standards (including applicable standards of the SEC).

                                   ARTICLE V
              REPRESENTATIONS AND WARRANTIES OF ALCATEL AND NEWCO

        Alcatel and Newco, jointly and severally, represent and warrant to the Company as follows:

        SECTION 5.1  CORPORATE EXISTENCE AND POWER.   Each of Alcatel and Newco
is a corporation duly incorporated (or other entity duly organized), validly existing and in good standing under the laws of its jurisdiction of incorporation, has all corporate or other power, as the case may be, and all Licenses required to carry on its business as now conducted except for failures to have any such License which would not, in the aggregate, have a Alcatel Material Adverse Effect (as defined below). Each of Alcatel and Newco is duly qualified to do business and is in good standing in each jurisdiction where the character of the property owned, leased or operated by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where failures to be so qualified would not reasonably be expected to, in the aggregate, have a Alcatel Material Adverse Effect. As used herein, the term "ALCATEL MATERIAL ADVERSE EFFECT" means a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of Alcatel and its Subsidiaries, taken as a whole, that is not the a result of general changes in the economies in which such entities operate. Alcatel has heretofore delivered or made available to the Company true and complete copies of the governing documents or other organizational documents of like import, as currently in effect, of each of Alcatel and Newco.

        SECTION 5.2  AUTHORIZATION.   Each of Alcatel and Newco has the
requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement and the performance of its obligations hereunder have been duly and validly authorized by the Boards of Directors of Alcatel and Newco, by Alcatel as the sole stockholder of Newco, this Agreement has been approved by the Board of Directors of Newco, and no other proceedings on the part of Alcatel or Newco are necessary to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by each of Alcatel and Newco and constitutes, assuming due authorization, execution and delivery of this Agreement by the Company, a valid and binding obligation of each of Alcatel and Newco, enforceable against each of them in accordance with its terms.

        SECTION 5.3  CONSENTS AND APPROVALS; NO VIOLATIONS.

           (a) Except as set forth in Schedule 5.3(a) of the disclosure schedule delivered by Alcatel to the Company concurrently with the execution and delivery by Alcatel of this Agreement and attached hereto (the "ALCATEL DISCLOSURE SCHEDULE"), neither the execution and delivery of this Agreement nor the performance by each of Alcatel and Newco of its obligations hereunder will (i) conflict with or result in any breach of any provision of the certificate of incorporation or by-laws (or other governing or organizational documents) of Alcatel or Newco, as the case may be, or (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or obligation to repurchase, repay, redeem or acquire or any similar right or obligation) under any of the terms, conditions or provisions of any note, mortgage, letter of credit, other evidence of indebtedness, guarantee, license, lease or agreement or similar instrument or obligation to which any of Alcatel or Newco is a party or by which any of them or any of the respective assets used or held for use by any of them may be bound or
       (iii) assuming that the filings, registrations, notifications, authorizations, consents and approvals referred to in subsection (b) below have been obtained or made, as the case may be, violate any order, injunction, decree, statute, rule or regulation of any Governmental Entity to which either Alcatel or Newco is subject, excluding from the foregoing clauses
       (ii) and (iii) such requirements, defaults, breaches, rights or violations (A) that would not, in the aggregate, reasonably be expected to have a Alcatel Material Adverse Effect and would not reasonably be expected to have a material adverse effect on the ability of either Alcatel or Newco to consummate the transactions contemplated hereby or
       (B) that become applicable as a result of any acts or omissions by, or facts specifically pertaining to, the Company.

           (b) Except as set forth in Schedule 5.3(b) of the Alcatel Disclosure Schedule, no filing or registration with, notification to, or authorization, consent or approval of, any Governmental Entity is required in connection with the execution and delivery of this Agreement by each of Alcatel and Newco or the performance by any of them of their respective obligations hereunder, except (i) the filing of the Certificate of Merger in accordance with the DGCL and filings to maintain the good standing of the Surviving Corporation; (ii) compliance with any applicable requirements of the HSR Act or the EC Merger Regulations or any other foreign laws regulating competition, antitrust, investment or exchange controls; (iii) compliance with any applicable requirements of the Securities Act and the Exchange Act; (iv) compliance with any applicable requirements of state blue sky or takeover laws and (v) such other consents, approvals, orders, authorizations, notifications, registrations, declarations and filings (A) the failure of which to be obtained or made would not reasonably be expected to have a Alcatel Material Adverse Effect and would not have a material adverse effect on the ability of either Alcatel or Newco to perform their respective obligations hereunder or (B) that become applicable as a result of any acts or omissions by, or facts specifically pertaining to, the Company.

        SECTION 5.4  CAPITALIZATION.   As of December 31, 1997 the issued share
capital of Alcatel amounted to FF 6,527,963,200 which is divided into 163,199,080 Alcatel Shares. The authorized capital stock of Newco consists of 1,000 shares of common stock, par value $.01 per share, of which 100 shares are outstanding, all of which are owned by Alcatel. All ADSs to be issued at the Effective Time shall be, when issued, duly authorized and validly issued and fully paid and non-assessable and free of preemptive rights with respect thereto. As of December 31, 1997, there were outstanding options and securities convertible into or exchangeable or exercisable for 20,239,544 Alcatel Shares (representing a capital increase of nominal value FF 809,581,760).

        SECTION 5.5  SEC DOCUMENTS.   Alcatel has filed all required periodic
reports on Forms 20-F and 6-K with the SEC since January 1, 1995 (the "ALCATEL SEC DOCUMENTS"). As of their respective dates, and giving effect to any amendments thereto, (a) the Alcatel SEC documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations of the SEC promulgated thereunder and (b) none of the reports on Form 20-F contained in the Alcatel SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

        SECTION 5.6  FINANCIAL STATEMENTS.   The financial statements of Alcatel
(including, in each case, any notes and schedules thereto) included in the Alcatel SEC Documents (a) were prepared from the books and records of Alcatel and its Subsidiaries, (b) comply as to form in all material respects with all applicable accounting requirements and the rules and regulations of the SEC with respect thereto and (c) are in conformity with applicable accounting principles applied on a consistent basis (except in the case of unaudited statements, as permitted by the rules and regulations of the SEC).

        SECTION 5.7  ABSENCE OF MATERIAL ADVERSE CHANGES, ETC.   Since December
31, 1997 there has not been a Alcatel Material Adverse Effect, nor have there been any event(s) which are reasonably likely to have a Alcatel Material Adverse Effect.

        SECTION 5.8  PROXY STATEMENT; FORM F-4.

           (a) None of the information supplied or to be supplied by Alcatel or Newco, as the case may be, in writing for inclusion in the Proxy Statement (and any amendments thereof or supplements thereto) will, with respect to information relating to such entities, at the time of the mailing the Proxy Statement to the stockholders of the Company and at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

           (b) None of the information supplied or to be supplied by Alcatel or Newco, as the case may be, for inclusion or incorporation by reference in the Form F-4 will, with respect to information relating to such entities, at the time the Form F-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

        SECTION 5.9  SHARE OWNERSHIP.   Neither Alcatel nor Newco beneficially
owns shares of Common Stock.

        SECTION 5.10  NEWCO'S OPERATIONS.   Newco was formed solely for the
purpose of engaging in the transactions contemplated hereby and has not (i) engaged in any business activities, (ii) conducted any operations other than in connection with the transactions contemplated hereby or (iii) incurred any liabilities other than in connection with the transactions contemplated hereby.

        SECTION 5.11  TAX TREATMENT.   Neither Alcatel nor any of its affiliates
has taken any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Merger from qualifying as a reorganization under the provisions of Section 368(a) of the Code.

        SECTION 5.12  FINDERS' FEES.   Except for Lehman Brothers Inc., whose
fees will be paid by Alcatel, there is no investment banker, broker, finder or other intermediary that might be entitled to any fee or commission in connection with or upon consummation of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Alcatel or Newco.

                                   ARTICLE VI
                            [INTENTIONALLY OMITTED]
                                  ARTICLE VII
                            COVENANTS OF THE PARTIES

        SECTION 7.1  CONDUCT OF THE BUSINESS OF THE COMPANY.   From the date
hereof until the Closing Date, the Company and its Subsidiaries shall conduct their businesses in the ordinary course consistent with past practice and shall use their reasonable best efforts to preserve intact their business organizations and relationships with third parties and to keep available the services of their present officers and employees. Without limiting the generality of the foregoing, from the date hereof until the Closing Date, the Company will not (and will not permit any of its Subsidiaries to) take any action or knowingly omit to take any action that would make any of its representations and warranties contained herein false in any material respect at or prior to the Closing Date.

        SECTION 7.2  CONDUCT OF THE BUSINESS OF ALCATEL.   From the date hereof
until the Closing Date, Alcatel will not (and will not permit any of its Subsidiaries to) take any action or knowingly omit to take any action that would make any of its representations and warranties contained herein false in any material respect at or prior to the Closing Date.

        SECTION 7.3  STOCKHOLDERS' MEETING; PROXY MATERIAL.

           (a) Subject to the last sentence of this Section 7.3(a), the Company shall, in accordance with applicable law and the Certificate of Incorporation and the by-laws of the Company duly call, give notice of, convene and hold a special meeting of its stockholders (the "SPECIAL MEETING") as promptly as practicable after the date hereof for the purpose of considering and taking action upon this Agreement and the Merger. The Board of Directors of the Company shall recommend approval and adoption of this Agreement and the Merger by the Company's stockholders; PROVIDED that the Board of Directors of the Company may withdraw, modify or change such recommendation if but only if (i) it believes in good faith, based on such matters as it deems relevant, including the advice of the Company's financial advisors, that a Financially Superior Proposal (as defined in Section 7.5 hereof) has been made and (ii) it has determined in good faith, based on the advice of outside counsel, that the failure to withdraw, modify or change such recommendation is reasonably likely to result in a breach of the fiduciary duties of the Board of Directors of the Company under applicable law. The Company may, if it receives a bona fide unsolicited Acquisition Proposal (as defined in Section 7.5 hereof) delay the mailing of the Proxy Statement or the holding of the Special Meeting, in each case for such reasonable period as would provide a reasonable opportunity for the Company's Board of Directors to consider such Acquisition Proposal and to determine the effect, if any, on its recommendation in favor of the Merger.

           (b) Promptly following the date of this Agreement, the Company shall prepare a proxy statement relating to the adoption of this Agreement and the approval of the Merger by the Company's stockholders (the "PROXY STATEMENT"), and Alcatel shall prepare and file with the SEC, following resolution of any comments the SEC may have with respect to the Proxy Statement, the Form F-4, in which the Proxy Statement will be included. Alcatel and the Company shall cooperate with each other in connection with the preparation of the foregoing documents. Alcatel and the Company shall each use its reasonable best efforts to have the Form F-4 declared effective under the Securities Act as promptly as practicable after such filing. The Company will use its reasonable best efforts to cause the Proxy Statement to be mailed to the Company's stockholders as promptly as practicable after the Form F-4 is declared effective under the Securities Act.

           (c) The Company shall as promptly as practicable notify Alcatel of the receipt of any comments from the SEC relating to the Proxy Statement. Each of Alcatel and the Company shall as promptly as practicable notify the other of (i) the effectiveness of the Form F-4, (ii) the receipt of any comments from the SEC relating to the Form F-4 and (iii) any request by the SEC for any amendment to the Form F-4 or for additional information. All filings by Alcatel and the Company with the SEC in connection with the transactions contemplated hereby, including the Proxy Statement, the Form F-4 and any amendment or supplement thereto, shall be subject to the prior review of the other, and all mailings to the Company's stockholders in connection with the transactions contemplated by this Agreement shall be subject to the prior review of Alcatel.

        SECTION 7.4  ACCESS TO INFORMATION; CONFIDENTIALITY AGREEMENT.   Upon
reasonable advance notice, between the date hereof and the Closing Date, the Company shall (i) give Alcatel, its respective counsel, financial advisors, auditors and other authorized representatives (collectively, "ALCATEL'S REPRESENTATIVES") reasonable access during normal business hours to the offices, properties, books and records of the Company and its Subsidiaries, (ii) furnish to Alcatel's Representatives such financial and operating data and other information relating to the Company, its Subsidiaries and their respective operations as such Persons may reasonably request and (iii) instruct the Company's employees, counsel and financial advisors to cooperate with Alcatel in its investigation of the business of the Company and its Subsidiaries; PROVIDED THAT any information and documents received by Alcatel or Alcatel's Representatives (whether furnished before or after the date of this Agreement) shall be held in accordance with the Confidentiality Agreement dated October 1, 1997, and the amendment thereto dated October 17, 1997, between Alcatel and the

Company (as so amended, and after giving effect to the last sentence of this Section 7.4, the "CONFIDENTIALITY AGREEMENT"), which shall remain in full force and effect pursuant to the terms thereof (subject, however, to potential modifications of the Confidentiality Agreement set forth in Section 7.5 hereof), notwithstanding the execution and delivery of this Agreement or the termination hereof until the Effective Time. Notwithstanding the foregoing, but, without prejudice to the rights and obligations of the parties under this Agreement, the Confidentiality Agreement is hereby amended by deleting the second sentence of the language added by Amendment No.1, dated as of October 17, 1997, to the Confidentiality Agreement.

        SECTION 7.5  NO SOLICITATION.   From the date hereof until the Effective
Time or, if earlier, the termination of this Agreement, the Company shall not (whether directly or indirectly through advisors, agents or other intermediaries), and the Company shall cause its respective officers, directors, advisors, representatives or other agents of the Company not to, directly or indirectly, (a) solicit, initiate or encourage any Acquisition Proposal (as defined hereafter) or (b) engage in discussions or negotiations with, or disclose any non-public information relating to the Company or its Subsidiaries or afford access to the properties, books or records of the Company or its Subsidiaries to, any Person that has made an Acquisition Proposal or has advised the Company that it is interested in making an Acquisition Proposal; PROVIDED THAT, if and only if (i) the Company's Board of Directors believes in good faith, based on such matters as it deems relevant, including the advice of the Company's financial advisor, that such Acquisition Proposal is a Financially Superior Proposal or that there is a reasonable likelihood that such Person will make a Financially Superior Proposal and (ii) the Company's Board of Directors determines in good faith, based on such matters as it deems relevant, including the advice of the Company's outside legal counsel, that the failure to engage in such negotiations or discussions or provide such information is reasonably likely to result in a breach of the fiduciary duties of the Board of Directors of the Company under applicable law, then the Company may furnish information with respect to the Company and its Subsidiaries and participate in negotiations regarding such Acquisition Proposal; PROVIDED THAT the Company will not disclose any information to such Person without entering into an Acceptable Confidentiality Agreement (as defined below). The Company shall provide Alcatel with a copy of any written Acquisition Proposal received and a written statement with respect to any non-written Acquisition Proposal received, which statement shall include the identity of the parties making the Acquisition Proposal and the terms thereof. The Company shall keep Alcatel informed on a current basis of the status and content of any discussions regarding any Acquisition Proposal with a third party. For purposes of this Agreement, "ACQUISITION PROPOSAL" means any offer or proposal for a merger, consolidation, recapitalization, liquidation or other business combination involving the Company or any of its Material Subsidiaries or the acquisition or purchase of over 30% or more of any class of equity securities of the Company or any of its Material Subsidiaries, or any tender offer (including self-tenders) or exchange offer that if consummated would result in any Person beneficially owning 30% or more of any class of equity securities of the Company or any of its Material Subsidiaries, or a substantial portion of the assets of, the Company or any of its Subsidiaries taken as a whole, other than the transactions contemplated by this Agreement. As used herein, a "FINANCIALLY SUPERIOR PROPOSAL" shall mean an Acquisition Proposal which in the reasonable judgment of the Company's Board of Directors, based on such matters as it deems relevant, including the advice of the Company's financial advisor, (i) is likely to result in a transaction providing aggregate value greater than that provided pursuant to this Agreement and (ii) is reasonably capable of being financed by the Person making such Proposal. As used herein, "MATERIAL SUBSIDIARY" means any Subsidiary whose consolidated revenues, net income or assets constitutes 30% or more of the revenues, net income or assets of the Company and its Subsidiaries, taken as a whole. Nothing contained in this Section 7.5 shall prohibit the Company or the Company's Board of Directors from taking and disclosing to the Company's stockholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any disclosure required by applicable law. As used herein, an "ACCEPTABLE CONFIDENTIALITY AGREEMENT" shall mean a confidentiality agreement substantially similar to the Confidentiality Agreement; PROVIDED THAT it may contain standstill provisions different than in the Confidentiality Agreement if the Board of Directors of the Company determines its fiduciary duties so require; PROVIDED FURTHER that, if such executed Acceptable Confidentiality Agreement does not contain any standstill restrictions or contains standstill restrictions less restrictive than those in the Confidentiality Agreement or contains standstill restrictions which are then waived or not enforced by the Company, then Alcatel shall similarly be released from the standstill restrictions in the Confidentiality Agreement or the standstill restrictions in the Confidentiality Agreement shall automatically be modified to be no more restrictive than those contained in the executed Acceptable Confidentiality Agreement or the Company shall waive and not enforce the standstill restrictions in the Confidentiality Agreement.

        SECTION 7.6  DIRECTOR AND OFFICER LIABILITY.

        (a) Alcatel and the Company agree that all rights to indemnification and all limitations on liability existing in favor of any Indemnitee (as defined hereafter) as provided in the Certificate of Incorporation or by-laws of the Company or an agreement between an Indemnitee and the Company or a Subsidiary of the Company as in effect as of the date hereof shall survive the Merger and continue in full force and effect in accordance with its terms.

        (b) For six years after the Effective Time, Alcatel shall or shall cause the Surviving Corporation to indemnify and hold harmless the individuals who on or prior to the Effective Time were officers or directors of the Company and any of its Subsidiaries (the "INDEMNITEES") to the same extent as set forth in subsection (a) above. In the event any claim in respect of which indemnification is available pursuant to the foregoing provisions is asserted or made within such six-year period, all rights to indemnification shall continue until such claim is disposed of or all judgments, orders, decrees or other rulings in connection with such claim are fully satisfied.

        (c) For six years after the Effective Time, the Surviving Corporation shall provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such Person currently covered by the Company's officers' and directors' liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof; PROVIDED, HOWEVER, that in no event shall the Surviving Corporation be required to expend more than an amount per year equal to 200% of current annual premiums paid by the Company for such insurance (the "MAXIMUM AMOUNT") to maintain or procure insurance coverage pursuant hereto; PROVIDED, FURTHER, that if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, the Surviving Corporation shall maintain or procure, for such six-year period, the most advantageous policies of directors' and officers' insurance obtainable for an annual premium equal to the Maximum Amount.

        (d) The obligations of Alcatel and the Surviving Corporation under this
Section 7.6 shall not be terminated or modified in such a manner as to adversely affect any Indemnitee to whom this Section 7.6 applies without the consent of such affected Indemnitee (it being expressly agreed that the Indemnitees to whom this Section 7.6 applies shall be third party beneficiaries of this Section 7.6).

        SECTION 7.7 [INTENTIONALLY OMITTED]

        SECTION 7.8  CERTAIN TAX MATTERS.   As soon as practicable after the
public announcement of the Agreement, the Company will provide Alcatel with written schedules of (i) the taxable years of the Company for which the statutes of limitations have not expired, (ii) those years for which examinations have been completed, those years for which examinations are presently being conducted, and those years for which examinations have not yet been initiated and (iii) the jurisdictions in which the Company and each of its Subsidiaries is required to file a Tax Return.

        SECTION 7.9  REASONABLE BEST EFFORTS.   Upon the terms and subject to
the conditions of this Agreement, each party hereto shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by this Agreement.

        SECTION 7.10  CERTAIN FILINGS.

        (a) The Company and Alcatel shall cooperate with one another (i) in connection with the preparation of the Proxy Statement and the Form F-4 Registration Statement, (ii) in determining whether any action by or in respect of, or filing with, any Governmental Entity is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (iii) in seeking any such actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith or with the Proxy Statement and the Form F-4 Registration Statement and seeking timely to obtain any such actions, consents, approvals or waivers. Without limiting the provisions of this Section 7.10, each party hereto shall file with the Department of Justice and the Federal Trade Commission a Pre-Merger Notification and Report Form pursuant to the HSR Act in respect of the transactions contemplated hereby within ten (10) days of the date of this Agreement, and each party will use its reasonable best efforts to take or cause to be taken all actions necessary, including to promptly and fully comply with any requests for information from regulatory Governmental Entities, to obtain any clearance, waiver, approval or authorization relating to the HSR Act that is necessary to enable the parties to consummate the transactions contemplated by this Agreement. Without limiting the provisions of this Section 7.10, each party hereto shall use its reasonable best efforts to promptly make the filings required to be made by it with all foreign Governmental Entities in any jurisdiction in which the parties believe it is necessary or advisable.

        (b) The Company and Alcatel shall each use its reasonable best efforts to resolve such objections, if any, as may be asserted with respect to the Merger or any other transaction contemplated by this Agreement under any Antitrust Law (as defined below). If any administrative, judicial or legislative action or proceeding is instituted (or threatened to be instituted) challenging the Merger or any other transaction contemplated by this Agreement as violative of any Antitrust Law, the Company and Alcatel shall each cooperate to contest and resist any such action or proceeding, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits consummation of the Merger or any other transaction contemplated by this Agreement, including, without limitation, by pursuing all reasonable avenues of administrative and judicial appeal. Notwithstanding anything to the contrary in this Agreement, none of Alcatel, any of its Subsidiaries or the Surviving Corporation, shall be required (and the Company shall not, without the prior written consent of Alcatel, agree, but shall, if so directed by Alcatel, agree) to hold separate or divest any of their respective assets or operations or enter into any consent decree or licensing or other arrangement with respect to any of their assets or operations; PROVIDED, HOWEVER, that to the extent necessary to satisfy the conditions set forth in Sections 8.1(b) and (c) and 8.3(g) insofar as Antitrust Laws are concerned, Alcatel shall agree to, and, if so directed by Alcatel, the Company shall agree to and shall, hold separate and/or divest assets or operations of the Company with net revenues not greater than $175,000,000 for the year ended December 31, 1997.

        (c) Each of the Company and Alcatel shall promptly inform the other party of any material communication received by such party from the Federal Trade Commission, the Antitrust Division of the Department of Justice, the Commission of the European Community or any other governmental or regulatory authority regarding any of the transactions contemplated hereby.

        (d) "ANTITRUST LAW" means the Sherman Act, as amended, the Clayton Act, as amended, EC Merger Regulations and all other federal, state and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate competition or actions having the purpose or effect of monopolization or restraint of trade.

        SECTION 7.11  PUBLIC ANNOUNCEMENTS.   Neither the Company, Alcatel nor
any of their respective affiliates shall issue or cause the publication of any press release or other public announcement with respect to the Merger, this Agreement or the other transactions contemplated hereby without the prior consultation with the other party, except as may be required by law or by any listing agreement with, or the policies of, a national securities exchange.

        SECTION 7.12  FURTHER ASSURANCES.   At and after the Effective Time, the
officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or Newco, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Newco, any other actions to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation, as a result of, or in connection with, the Merger.

        SECTION 7.13  EMPLOYEE MATTERS.

        (a) For a period of one year immediately following the date of the Closing, Alcatel agrees to cause the Surviving Corporation and its Subsidiaries to provide to all active employees of the Company who continue to be employed by the Company as of the Effective Time ("CONTINUING EMPLOYEES") coverage by benefit plans or arrangements that are, in the aggregate, substantially similar (including, with respect to eligibility requirements, exclusions and the employee portion of the cost of such benefit plans or arrangements) to those provided to the employees of the Company immediately prior to the date of the Closing (other than stock option or other equity-based plans and other than employment, severance or similar plans and agreements); PROVIDED, HOWEVER, that nothing herein shall interfere with the Surviving Corporation's or any of its Subsidiaries' right to make such changes as are necessary to conform with applicable law or to terminate the employment of any employee of the Surviving Corporation or of any of its Subsidiaries.

        (b) The Surviving Corporation shall, and shall cause its Subsidiaries to, honor in accordance with their terms all agreements, contracts, arrangements, commitments and understandings described in Schedule 7.13 of the Company Disclosure Schedule.

        (c) The Surviving Corporation shall not, and shall not permit any of its Subsidiaries to, at any time prior to 90 days following the date of the Closing, without complying fully with the notice and other requirements of the Worker Adjustment Retraining and Notification Act of 1988 (the "WARN ACT"), effectuate
(a) a "plant closing" as defined in the WARN Act affecting any single site of employment or one or more facilities or operating units within any single site of employment of the Surviving Corporation or any of its Subsidiaries; or (b) a "mass layoff" as defined in the WARN Act affecting any single site of employment of the Surviving Corporation or any of its Subsidiaries; or any similar action under applicable state, local or foreign law requiring notice to employees in the event of a plant closing or layoff.

        SECTION 7.14  TAX-FREE REORGANIZATION TREATMENT.

        (a) The Company, Alcatel and Newco shall each execute and deliver to Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Alcatel and Newco, and to Baker & McKenzie, counsel to the Company, a certificate substantially in the form attached hereto as Exhibit C (the "COMPANY TAX CERTIFICATE" and the "ALCATEL AND ALCATEL SUBSIDIARY TAX CERTIFICATE", as the case may be) at such time or times as reasonably requested by either such law firm in connection with its delivery of an opinion with respect to the transactions contemplated hereby, and shall provide a copy thereof to Alcatel or the Company, as the case may be. Whether prior to or following the Effective Time, none of the Company, Alcatel or Newco shall, or shall permit any Subsidiary thereof, including following the Effective Time, to, take or cause to be taken any action which would cause to be untrue (or fail to take or cause not to be taken any action which causes to be untrue) any of the information, representations or covenants set forth in the Alcatel and Alcatel Subsidiary Tax Certificate or the Company Tax Certificate, as the case may be. Alcatel, Newco and the Company agree that Skadden, Arps, Slate, Meagher & Flom LLP and Baker & McKenzie may rely on the Alcatel and Alcatel Subsidiary Tax Certificate and the Company Tax Certificate in rendering their respective opinions as to the qualification of the Merger as a reorganization under the provisions of section 368(a) of the Code.

        (b) Each of Alcatel and the Company shall take all reasonable actions necessary to cause the Merger to qualify as a reorganization under the provisions of section 368(a) of the Code and to obtain the opinions of counsel referred to in Sections 8.2(d) and 8.3(e) hereof, and neither party will take any action inconsistent therewith.

        SECTION 7.15  BLUE SKY PERMITS.   Alcatel shall use its reasonable best
efforts to obtain, prior to the effective date of the Form F-4 Registration Statement, all necessary state securities laws or "blue sky" permits and approvals required to carry out the transactions contemplated by this Agreement and the Merger, and will pay all expenses incident thereto.

        SECTION 7.16  LISTING.   Alcatel shall use its reasonable best efforts
to cause the ADSs to be issued in the Merger or upon exercise of Substitute Options or upon cancellation of Options to be listed on the NYSE, subject to notice of official issuance thereof, prior to the Closing Date.

        SECTION 7.17  [INTENTIONALLY OMITTED]

        SECTION 7.18  STATE TAKEOVER LAWS.   If any "fair price," "business
combination" or "control share acquisition" statute or other similar statute or regulation is or may become applicable to the Merger, the Company and Alcatel shall each take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any such statute or regulation on the Merger.

        SECTION 7.19  CERTAIN NOTIFICATIONS.   Between the date hereof and the
Effective Time, each party shall promptly notify the other party hereto in writing after becoming aware of the occurrence of any event which will, or is reasonably likely to, result in the failure to satisfy any of the conditions specified in Article VIII.

        SECTION 7.20  RIGHTS PLAN.   Prior to the earlier of (i) the vote of the
stockholders of the Company at the Special Meeting or (ii) October 31, 1998, without the consent of Alcatel, the Company shall not (a) redeem the rights issued under the Rights Agreement (the "RIGHTS"), or amend or modify or terminate the Rights Agreement other than to delay the Distribution Date (as defined therein) or to render the rights inapplicable to the execution, delivery and performance of this Agreement and the Merger or (b) permit the Rights to become non-redeemable at the redemption price currently in effect. Notwithstanding the foregoing, immediately prior to the Closing, the Company shall redeem the Rights.

        SECTION 7.21  SUPPLEMENTAL INDENTURE.   The Company and the Trustee and,
at its option, Alcatel (or its designee) shall enter into and execute a supplemental indenture to the Indenture providing that, from and after the Effective Time, the Convertible Notes will be converted into ADSs on the terms and ratios provided for in the Indenture.

        SECTION 7.22  AFFILIATE LETTERS; ACCOUNTING MATTERS.

        (a) The Company shall, at least 45 days prior to the date of the Special Meeting, deliver to Alcatel a list reasonably satisfactory to Alcatel setting forth the names and addresses of all persons who at the time of the Special Meeting are, in the Company's reasonable judgment, "affiliates" of the Company for purposes of Rule 145 under the Securities Act or under applicable SEC accounting releases with respect to pooling of interests accounting treatment. The Company shall furnish such information and documents as Alcatel may reasonably request for the purpose of reviewing such list. The Company shall use its reasonable best efforts to cause each person who is identified as an affiliate on such list to execute a written agreement at least 30 days prior to the date of the Special Meeting in the form of Exhibit D hereto (collectively, the "AFFILIATE AGREEMENTS").

        (b) The Company shall cooperate with Alcatel and, unless otherwise requested by Alcatel, shall use its reasonable efforts to cause the Merger to be accounted for as a pooling of interests under applicable U.S. accounting standards. Following the date hereof, the Company shall not take any action that would preclude, or reasonably be expected to preclude, the application of pooling of interests accounting to the Merger.

        (c) As soon as practicable (but in no event later than 45 days after the end of the first full calendar month in which there are at least 30 days of combined post-Merger operations), Alcatel shall publish financial results (including, by filing a press release) which satisfy the requirements of Accounting Series Release No. 135 so as to permit the disposition by affiliates of the Company of the ADSs received in the Merger consistent with the requirements for treating the Merger as a pooling of interests for financial accounting purposes.

                                  ARTICLE VIII
                            CONDITIONS TO THE MERGER

        SECTION 8.1  CONDITIONS TO EACH PARTY'S OBLIGATIONS.   The respective
obligations of the Company, Alcatel and Newco to consummate the Merger are subject to the satisfaction or, to the extent permitted by applicable law, the waiver on or prior to the Effective Time of each of the following conditions:

        (a) This Agreement shall have been adopted, and the Merger approved, by the stockholders of the Company in accordance with applicable law;

        (b) Any applicable waiting periods under the HSR Act and the EC Merger Regulation relating to the Merger shall have expired or been terminated;

        (c) No provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the Merger or the other transactions contemplated by this Agreement;

        (d) The Form F-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order, and any material "blue sky" and other state securities laws applicable to the registration and qualification of the Common Stock following the Closing shall have been complied with; and

        (e) The ADSs issuable in accordance with the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

        SECTION 8.2  CONDITIONS TO THE COMPANY'S OBLIGATION TO CONSUMMATE THE
MERGER.   The obligation of the Company to consummate the Merger shall be further subject to the satisfaction or, to the extent permitted by applicable law, the waiver on or prior to the Effective Time of each of the following conditions:

        (a) Alcatel and Newco shall each have performed in all material respects its respective agreements and covenants contained in or contemplated by this Agreement that are required to be performed by it at or prior to the Effective Time pursuant to the terms hereof;

        (b) The representations and warranties of Alcatel and Newco contained in
Article V hereof, without giving effect to any materiality qualifications or limitations therein or any references therein to Alcatel Material Adverse Effect, shall be true and correct in all respects as of the Effective Time (or, to the extent such representations and warranties speak as of an earlier date, they shall be true in all respects as of such earlier date), except (i) as otherwise contemplated by this Agreement and (ii) for such failures to be true and correct which in the aggregate would not reasonably be expected to have an Alcatel Material Adverse Effect;

        (c) The Company shall have received certificates signed by any senior executive vice president of Alcatel, dated the Closing Date, to the effect that, to such officer's knowledge, the conditions set forth in Sections 8.2(a) and 8.2(b) hereof have been satisfied or waived; and

        (d) The Company shall have received an opinion of Baker & McKenzie, its tax counsel, in form and substance reasonably satisfactory to it, dated the Closing Date, to the effect that the Merger will constitute a reorganization for United States federal income tax purposes within the meaning of Section 368(a) of the Code.

        SECTION 8.3 CONDITIONS TO ALCATEL'S AND NEWCO'S OBLIGATIONS TO CONSUMMATE THE MERGER. The obligations of Alcatel and Newco to effect the Merger shall be further subject to the satisfaction, or to the extent permitted by applicable law, the waiver on or prior to the Effective Time of each of the following conditions:

        (a) The Company shall have performed in all material respects each of its agreements and covenants contained in or contemplated by this Agreement that are required to be performed by it at or prior to the Effective Time pursuant to the terms hereof;

        (b) The representations and warranties of the Company contained in
    Article IV hereof, without giving effect to any materiality qualifications or limitations therein or any references therein to Company Material Adverse Effect, shall be true and correct in all respects as of the Effective Time (or, to the extent such representations and warranties speak as of an earlier date, they shall be true in all respects as of such earlier date), except (i) as otherwise contemplated by this Agreement and (ii) for such failures to be true and correct which in the aggregate would not reasonably be expected to have a Company Material Adverse Effect;

        (c) Alcatel shall have received a certificate signed by the chief executive officer of the Company, dated the Closing Date, to the effect that, to such officer's knowledge, the conditions set forth in Sections 8.3(a) and 8.3(b) hereof have been satisfied or waived;

        (d) All foreign laws regulating competition, antitrust, investment or exchange control shall have been complied with, and all approvals required under such foreign laws shall have been received;

        (e) Alcatel shall have received an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, its tax counsel, in form and substance reasonable satisfactory to it, dated the Closing Date, to the effect that the Merger will constitute a reorganization for United States federal income tax purposes within the meaning of Section 368(a) of the Code;

        (f) All consents, approvals and waivers of third parties in respect of each item listed on Schedule 4.3(a) of the Company Disclosure Schedule shall have been obtained and the representation set forth in Section 4.3(a)(ii) shall be true and correct in all respects as of the closing without giving effect to the Company Disclosure Schedule;

        (g) No suit, action, proceeding or investigation by any Governmental Entity, including the European Commission or any organ of the European Union, shall have been commenced (and be pending) against Alcatel, the Company or Newco or any of their respective affiliates, partners, associates, officers or directors, or any officers or directors of such partners, seeking (i) to prevent or delay the transactions contemplated hereby, (ii) material damages in connection therewith, (iii) any other remedy which would materially impair the intended benefits to Alcatel of the Merger or otherwise have a Company Material Adverse Effect or an Alcatel Material Adverse Effect or (iv) to impose criminal liability on any of the foregoing entities or persons (each of (i)-(iv), a "Material Adverse Consequence") and in each case, other than (iv), which Alcatel reasonably believes is reasonably likely to result in a Material Adverse Consequence; and

        (h) Alcatel shall have received the Affiliate Agreements from each person set forth on the list referred to in Section 7.22(a).

                                   ARTICLE IX
                                  TERMINATION

        SECTION 9.1  TERMINATION.   Notwithstanding anything herein to the
contrary, this Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing Date, whether before or after the Company has obtained stockholder approval:

        (a) by the mutual written consent of the Company and Alcatel;

        (b) by either the Company or Alcatel, if the Merger has not been consummated by March 31, 1999, or such other date, if any, as the Company and Alcatel shall agree upon; provided, that the party seeking to terminate this Agreement pursuant to this Section 9.1(b) shall not have breached in any material respect its obligations under this Agreement;

        (c) by either the Company or Alcatel, if there shall be any law or regulation that makes consummation of the transactions contemplated by this Agreement illegal or if any judgment, injunction, order or decree enjoining Alcatel, Newco or the Company from consummating the transactions contemplated by this Agreement is entered and such judgment, injunction, order or decree shall have become final and nonappealable;

        (d) by Alcatel, if (i) the Board of Directors of the Company shall have withdrawn or modified or amended in any respect adverse to Alcatel or Newco its approval or recommendation of the Merger or (ii) the Board of Directors of the Company shall have recommended to the shareholders of the Company any Acquisition Proposal or shall have resolved or announced an intention to do so, or (iii) a tender offer or exchange offer for 30% or more of the outstanding shares of the Company Common Stock is announced or commenced and, either (A) the Board of Directors of the Company recommends acceptance of such tender offer or exchange offer by its shareholders or (B) within ten
    (10) business days thereof, the Board of Directors of the Company shall have failed to recommend against acceptance of such tender offer or exchange offer by its shareholders, or (iv) the Company shall have otherwise breached any of its obligations set forth in Sections 7.3(a), 7.5 or 7.20 hereof;

        (e) by either the Company or Alcatel, if the approval of the stockholders of the Company of the Merger and the adoption of this Agreement shall not have been obtained at a duly held meeting of stockholders of the Company or any adjournment thereof;

        (f) by the Company, if the average of the daily closing prices per ADS as reported on the NYSE Composite Tape for the twenty consecutive full NYSE trading days immediately preceding the second full NYSE trading day prior to the Special Meeting shall be less than the Floor Price (as hereinafter defined). As used herein, the term "Floor Price" shall mean $37 unless the average of the Standard & Poor's 500 Index for such 20 consecutive day period is less than or equal to 92% of the Standard & Poor's 500 Index immediately following the close of business on June 3, 1998, in which event the Floor Price shall be $35;

        (g) by the Company, after October 31, 1998, for the purpose of accepting a Financially Superior Proposal, so long as the adoption of this Agreement and the approval of the Merger by the Company's stockholders at the Special Meeting shall not have been obtained prior to such termination; or

        (h) by the Company, if the Closing does not occur as a result of the nonfulfillment of the condition set forth in Section 8.3(g) and all other conditions necessary for the Closing have been satisfied or waived, sixty days after the Closing would otherwise have been required to occur had
    Section 8.3(g) been satisfied or waived.

        The party desiring to terminate this Agreement shall give written notice of such termination to the other party.

        SECTION 9.2  EFFECT OF TERMINATION.   Except for any breach of this
Agreement by any party hereto (which breach and liability therefor shall not be affected by the termination of this Agreement or the payment of any Termination Fee (as defined in Section 9.3(a) hereof) or expenses pursuant to Section 9.3 hereof), if this Agreement is terminated pursuant to Section 9.1 hereof, then this Agreement shall become void and of no effect with no liability on the part of any party hereto; PROVIDED, HOWEVER THAT notwithstanding such termination the agreements contained in Sections 9.2, 9.3 and 10.7 hereof and the proviso to
Section 7.4 hereof shall survive the termination hereof.

        SECTION 9.3  FEES.

           (a) The Company agrees to pay Alcatel in immediately available funds by wire transfer an amount equal to $120 million (the "Termination Fee")(less, in the case of (ii) below, any amount previously paid pursuant to Section 9.3(b)) if:

                (i) this Agreement is terminated by Alcatel pursuant to Section 9.1(d) hereof;

                (ii) this Agreement is terminated by either the Company or Alcatel pursuant to Section 9.1(e) hereof and an Acquisition Proposal had been commenced, proposed or disclosed, and had not been irrevocably withdrawn, prior to the vote of stockholders of the Company and, within one year of such termination, the Company accepts a written offer or enters into an agreement to consummate (or there is actually consummated) (A) an Acquisition Proposal with such party or an affiliate thereof, or (B) an Acquisition Proposal providing for consideration in excess of either that contained in the initial Acquisition Proposal or the consideration provided for pursuant to this Agreement; PROVIDED THAT for purposes of this subsection (a) and
           Section 9.3(b), an Acquisition Proposal shall not be deemed to be irrevocably withdrawn if the offeror or any related party thereto or affiliate thereof shall have indicated any intent or evidenced any reasonable likelihood, of resubmitting (or, within one year after termination of this Agreement, actually makes or proposes) such proposal or any amended or substitute proposal (or enters into substantive negotiations with the Company with respect thereto);

               (iii) this Agreement is (A) terminated by either the Company or Alcatel pursuant to Section 9.1(b) hereof, (B) the Special Meeting had not been held prior to such termination and (C) an Acquisition Proposal had been commenced, proposed or disclosed, and, at least sixty days prior to such termination, had not been irrevocably withdrawn; or

                (iv) this Agreement is terminated by the Company pursuant to
           Section 9.1(g) hereof.

           (b) The Company agrees to pay Alcatel in immediately available funds by wire transfer an amount equal to $60 million (the "ALTERNATIVE TERMINATION FEE") if this Agreement is terminated by either the Company or Alcatel pursuant to Section 9.1(e) hereof and an Acquisition Proposal had been commenced, proposed or disclosed and had not been irrevocably withdrawn, prior to the vote of the stockholders of the Company.

           (c) The Company shall pay the Termination Fee or Alternative Termination Fee required to be paid pursuant to Section 9.3(a) or (b) hereof (if all conditions thereto have been satisfied) (x) prior to the termination of this Agreement by the Company, (y) not later than one business day after the termination of this Agreement by Alcatel or (z) in the case of Section 9.3(a)(ii) hereof, one business day after such fee becomes due; PROVIDED THAT in the case of Section 9.3(b) hereof, if the Acquisition Proposal is determined not to have been irrevocably withdrawn by reason of an Acquisition Proposal having been made or proposed after termination of this Agreement, then such fee will be payable not later than one business day after such event. Notwithstanding the foregoing, Alcatel shall have the right to treat any termination by the Company of this Agreement as invalid, and the right to so terminate as waived, if the Company fails to pay to Alcatel, at the appropriate time specified above, any Termination Fee required to be so paid pursuant to Section 9.3(a) or 9.3 (b) hereof.

           (d) In the event this Agreement is (i) terminated and the representations and warranties of the Company are not true in all material respects at the time of termination, (ii) terminated and there had been a Company Material Adverse Effect prior to the time of termination or (iii) terminated (A) pursuant to Section 9.1(b) hereof and the Special Meeting had not been held prior to such termination, or (B) pursuant to Section 9.1(e) hereof, the Company agrees to pay Alcatel in immediately available funds an amount equal to Alcatel's reasonable out-of-pocket expenses, but not in any event to exceed $10,000,000, including expenses of financial advisors, outside legal counsel and accountants, incurred in connection with the transactions contemplated by this Agreement. In no event shall the Company be liable for any payments under this Section 9.3(d) if it has paid the Termination Fee or the Alternative Termination Fee pursuant to Section 9.3(a) or 9.3(b) hereof.

           (e) Except as provided otherwise in this Section 9.3, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

           (f) For purposes of this Section 9.3 only, "ACQUISITION PROPOSAL" means any bona fide offer or proposal for a merger, consolidation, recapitalization, liquidation or other business combination involving the Company or the acquisition or purchase of over 30% or more of any class of equity securities of the Company, or any tender offer (including self-tenders) or exchange offer that if consummated would result in any Person beneficially owning 30% or more of any class of equity securities of the Company, or 30% of the assets of the Company and its Subsidiaries taken as a whole, other than the Merger, in each case providing for a specific amount, range of amounts or formula for determination of amount, of consideration to be paid to the Company or its stockholders; PROVIDED, HOWEVER, that an offer or proposal made prior to the termination of this Agreement shall not, for purposes of Section 9.3(b) hereof, be deemed to be an "Acquisition Proposal" if there is no reasonable basis to conclude that it is capable of being financed by the Person making such proposal; PROVIDED FURTHER that the preceding proviso shall not apply in the event that the Company entered into negotiations with such Person or furnished information to such Person pursuant to Section 7.5 hereof.

                                   ARTICLE X
                                 MISCELLANEOUS

        SECTION 10.1  NOTICES.   All notices, requests, demands, waivers and
other communications required or permitted to be given under this Agreement to any party hereunder shall be in writing and deemed given upon (a) personal delivery, (b) transmitter's confirmation of a receipt of a facsimile transmission, (c) confirmed delivery by a standard overnight carrier or when delivered by hand or (d) when mailed in the United States by certified or registered mail, postage prepaid, addressed at the following addresses (or at such other address for a party as shall be specified by notice given hereunder):

            If to the Company, to:

                 DSC Communications Corporation
                 1000 Coit Road
                 Plano, Texas 75075
                 Fax: (972) 519-2321
                 Attention: George B. Brunt, Esq.

            with a copy to:

                 Wachtell, Lipton, Rosen & Katz
                 51 West 52nd Street
                 New York, New York 10019
                 Fax: (212) 403-2000
                 Attention: Seth A. Kaplan, Esq.

            and

                 Baker & McKenzie
                 2001 Ross, Suite 4500
                 Dallas, Texas 75201
                 Fax: (214) 978-3099
                 Attention: Daniel W. Rabun, Esq.

            If to Alcatel or Newco, to:

                 Alcatel Alsthom
                 54, rue La Boetie
                 75008 Paris
                 France
                 Fax: 33 1 4076 1486
                 Attention: Jean-Pierre Halbron

            with a copy to:

                 Skadden, Arps, Slate, Meagher & Flom LLP
                 919 Third Avenue
                 New York, New York 10022-9931
                 Fax: (212) 735-2000
                 Attention: Roger S. Aaron, Esq.
                          Lou R. Kling, Esq.

        SECTION 10.2  SURVIVAL OF REPRESENTATIONS AND WARRANTIES.   The
representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time. All other covenants and agreements contained herein which by their terms are to be performed in whole or in part, or which prohibit actions, subsequent to the Effective Time, shall survive the Merger in accordance with their terms.

        SECTION 10.3  INTERPRETATION.   References in this Agreement to
"reasonable best efforts" shall not require a Person obligated to use its reasonable best efforts to obtain any consent of a third party to incur out-of-pocket expenses or indebtedness or, except as expressly provided herein, to institute litigation. References herein to the "knowledge of the Company" shall mean the actual knowledge of the officers (as such term is defined in Rule 3b-2 promulgated under the Exchange Act) of the Company. Whenever the words "include," "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation." The phrase "made available" when used in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. As used in this Agreement, the term "affiliate" shall have the meaning set forth in Rule 12b-2 promulgated under the Exchange Act.

        The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties hereto and shall not in any way affect the meaning or interpretation of this Agreement. Any matter disclosed pursuant to any Schedule of the Company Disclosure Schedule or the Alcatel Disclosure Schedule shall not be deemed to be an admission or representation as to the materiality of the item so disclosed.

        SECTION 10.4  AMENDMENTS, MODIFICATION AND WAIVER.   (a) Except as may
otherwise be provided herein, any provision of this Agreement may be amended, modified or waived by the parties hereto, by action taken by or authorized by their respective Board of Directors, prior to the Closing Date if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company and Alcatel or, in the case of a waiver, by the party against whom the waiver is to be effective; PROVIDED THAT after the adoption of this Agreement by the stockholders of the Company, no such amendment shall be made except as allowed under applicable law.

        (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

        SECTION 10.5  SUCCESSORS AND ASSIGNS.   The provisions of this Agreement
shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that neither the Company nor Alcatel may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto.

        SECTION 10.6  SPECIFIC PERFORMANCE.   The parties acknowledge and agree
that any breach of the terms of this Agreement would give rise to irreparable harm for which money damages would not be an adequate remedy and accordingly the parties agree that, in addition to any other remedies, each shall be entitled to enforce the terms of this Agreement by a decree of specific performance without the necessity of proving the inadequacy of money damages as a remedy.

        SECTION 10.7  GOVERNING LAW.   This Agreement shall be governed by and
construed in accordance with the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters, including, but not limited to, matters of validity, construction, effect, performance and remedies.

        SECTION 10.8  SEVERABILITY.   If any term or other provision of this
Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated herein are not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner.

        SECTION 10.9  THIRD PARTY BENEFICIARIES.   This Agreement is solely for
the benefit of the Company and its successors and permitted assigns, with respect to the obligations of Alcatel and Newco under this Agreement, and for the benefit of Alcatel and Newco, and their respective successors and permitted assigns, with respect to the obligations of the Company under this Agreement, and this Agreement shall not, except to the extent necessary to enforce the provisions of Article I and Section 7.6 hereof be deemed to confer upon or give to any other third party any remedy, claim, liability, reimbursement, cause of action or other right.

        SECTION 10.10  ENTIRE AGREEMENT.   This Agreement, including any
exhibits or schedules hereto and the Confidentiality Agreement constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements or understandings, both written and oral, between the parties or any of them with respect to the subject matter hereof.

        SECTION 10.11  COUNTERPARTS; EFFECTIVENESS.   This Agreement may be
signed in any number of counterparts, each of which shall be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

                                DSC COMMUNICATIONS CORPORATION

                                By:  /s/ JAMES L. DONALD
                                     ----------------------------
                                     Name: James L. Donald
                                     Title: Chairman, President and
                                     Chief Executive Officer

                                ALCATEL ALSTHOM

                                By:  /s/ SERGE TCHURUK
                                     ----------------------------
                                     Name: Serge Tchuruk
                                     Title: Chairman and Chief Executive
                                     Officer

                                NET ACQUISITION, INC.

                                BY:  /S/ JEAN-PIERRE HALBRON
                                     ----------------------------
                                     Name: Jean-Pierre Halbron
                                     Title: President

                                                                         ANNEX B

                             FIRST AMENDMENT TO THE
                          AGREEMENT AND PLAN OF MERGER

    FIRST AMENDMENT, dated as of July 21, 1998 (this "Amendment") to the Agreement and Plan of Merger, dated as of June 3, 1998 (the "Merger Agreement"), by and among DSC Communications Corporation, a Delaware corporation (the "Company"), Alcatel Alsthom, a corporation organized under the laws of the Republic of France ("Alcatel"), and Net Acquisition, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Alcatel ("Newco").

    WHEREAS, the Company, Alcatel, and Newco desire to amend the Merger Agreement as set forth in this Amendment.

    NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and in the Merger Agreement, the Company, Alcatel and Newco agree as follows:

    1. Section 1.5(a) of the Merger Agreement shall be replaced, to read in its entirety as follows:

"(a) The Company shall use its reasonable best efforts to cause each option (other than an option described in Section 1.5(c) below) granted to an employee, consultant or director of the Company or any Subsidiary of the Company to acquire shares of Common Stock, which is outstanding immediately prior to the Effective Time ("OPTION"), to be cancelled immediately prior to the Effective Time. Immediately upon such cancellation, each holder of an Option so cancelled, in exchange for the cancellation thereof, shall receive from the Company an amount in cash equal to the product of (1) the number of shares of Common Stock subject to such Option and (2) the excess, if any, of the fair market value of an ADS multiplied by the Exchange Ratio over the per share exercise price of such Option. Schedule 1.5(a) hereto sets forth a list of Company executives who have agreed to the cancellation of all of their Options, effective immediately prior to the Effective Time, in accordance with the provisions of this Section 1.5(a). For purposes of this Section 1.5, "fair market value" shall mean the closing price of the ADSs on the NYSE on the business day immediately preceding the Effective Time."

    2. Schedule 1.5(a) of the Merger Agreement shall be replaced with a new
Schedule 1.5(a) attached to this amendment.

    3. The second sentence of Section 1.5(c) of the Merger Agreement shall be deleted in its entirety.

    4. Section 4.23 of the Merger Agreement shall be deleted in its entirety.

    5. The first sentence of Section 7.22(a) of the Merger Agreement shall be amended to delete therefrom the words "or under applicable SEC accounting releases with respect to pooling of interests accounting treatment" at the end of such sentence. Section 7.22(a) of the Merger Agreement shall be redesignated as "Section 7.22 AFFILIATE LETTERS." Sections 7.22(b) and 7.22(c) of the Merger Agreement shall be deleted in their entirety.

    6. Exhibit D of the Merger Agreement shall be replaced with the new Exhibit D attached to this amendment.

    7. Section 8.1(d) of the Merger Agreement shall be amended to replace the words "Common Stock" with "ADSs" at the end of such section.

    8. Section 8.3(h) of the Merger Agreement shall be amended to replace the words "Section 7.22(a)" with "Section 7.22."

    IN WITNESS WHEREOF, each of the parties has caused this Amendment to be executed on its behalf by its respective officer thereunto duly authorized, all as of the day and year first above written.

                                DSC COMMUNICATIONS CORPORATION

                                By:             /s/ JAMES L. DONALD
                                     -----------------------------------------
                                               Name: James L. Donald
                                      Title: CHAIRMAN OF THE BOARD, PRESIDENT
                                            AND CHIEF EXECUTIVE OFFICER
                                ALCATEL ALSTHOM

                                By:              /s/ SERGE TCHURUK
                                     -----------------------------------------
                                                Name: Serge Tchuruk
                                       Title: CHAIRMAN OF THE BOARD AND CHIEF
                                                     EXECUTIVE OFFICER
                                NET ACQUISITION, INC.

                                By:           /s/ JEAN-PIERRE HALBRON
                                     -----------------------------------------
                                             Name: Jean-Pierre Halbron
                                                  Title: PRESIDENT

                                                                         ANNEX C

                             [LOGO]

PERSONAL AND CONFIDENTIAL

June 3, 1998
Board of Directors
DSC Communications, Inc.
1000 Coit Road
Plano, TX 75075

Gentlemen:

    You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of DSC Communications, Inc. (the "Company") of the exchange ratio of 0.815 shares of the American Depositary Shares of Alcatel Alsthom to be received for each Share (the "Exchange Ratio") by such holders pursuant to the Agreement and Plan of Merger, dated as of June 3, 1998, by and among Alcatel Alsthom ("Alcatel"), Net Acquisition, Inc., a wholly-owned subsidiary of Alcatel, and the Company (the "Agreement").

    Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We have served as an underwriter for the Company, including as an underwriter for the Company's equity and for its offering of 7% Convertible Subordinated Notes due August 1, 2004. We have also acted as its financial advisor in connection with, and participated in certain of the negotiations leading to, the Agreement. We are also familiar with the markets for Alcatel's securities, and have acted, from time to time, as a financial advisor and underwriter on behalf of Alcatel for both equity and debt. Goldman, Sachs & Co. is currently serving as global coordinator and co-book runner for the Initial Public Offering of Alstom, an affiliate of Alcatel. Goldman Sachs may, from time to time, hold positions in the securities of both the Company and Alcatel. In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 1997; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; Annual Reports to Shareholders and Annual Reports on Form 20-F of Alcatel for the four years ended December 31, 1996; certain Quarterly Reports on Form 6-K of Alcatel; certain internal financial analyses and forecasts for the Company prepared by its management and certain internal financial analyses and forecasts for certain United States operations of Alcatel prepared by their management. We have not reviewed internal financial analyses and forecasts for Alcatel on a consolidated basis. We have held discussions with members of the senior management of the Company and Alcatel regarding the strategic rationale for, and potential benefits of, the transaction contemplated by the Agreement and the past and current business operations, financial condition and future prospects of their respective companies. In addition, we have reviewed the reported price and trading activity for the Shares and Alcatel's American Depositary Shares; compared certain financial and stock market information for the Company and Alcatel with similar information for certain other companies, the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the communications equipment industry specifically and in other industries generally; and performed such other studies and analyses as we considered appropriate.

    We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In addition, we have not made an independent evaluation or appraisal of the assets or liabilities of the Company or Alcatel or any of their subsidiaries and we have not been furnished with any such evaluation or appraisal. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such transaction.

    Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the holders of Shares.

Very truly yours,
/s/ GOLDMAN, SACHS & CO.
GOLDMAN, SACHS & CO.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 21. EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES.

EXHIBIT NUMBER                                         DESCRIPTION OF DOCUMENTS
-----------------  -------------------------------------------------------------------------------------------------

          2.1      Agreement and Plan of Merger, dated as of June 3, 1998, by and among DSC, Alcatel and Newco
                   (Included as Annex A to the Proxy Statement/Prospectus).*

          2.2      First Amendment to the Agreement and Plan of Merger, dated as of July 21, 1998 to the Agreement and Plan of Merger, dated as of June 3, 1998 by and among DSC, Alcatel and Newco (Included as
                   Annex B to the Proxy Statement/Prospectus).*

          4.1      Form of Amended and Restated Deposit Agreement, dated as of March 10, 1997, among Alcatel and The
                   Bank of New York, as Depositary and the holders from time to time of the ADRs issued thereunder, including the form of ADR. (Incorporated by reference to Exhibit A(1) to Alcatel's Registration
                   Statement on Form F-6, dated February 21, 1997.) (File No. 1-11130.)

          5.1      Opinion of Pascal Durand-Barthez as to the validity of the Alcatel Shares.

          8.1      Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to certain tax matters.

          8.2      Opinion of Baker & McKenzie as to certain tax matters.

         23.1      Consent of Skadden, Arps, Slate, Meagher & Flom LLP (to be included in Exhibit 8.1).

         23.2      Consent of Baker & McKenzie (to be included in Exhibit 8.2).

         23.3      Consent of Pascal Durand-Barthez (to be included in Exhibit 5.1).

         23.4      Consent of Arthur Andersen LLP.

         23.5      Consent of Ernst & Young LLP.

         24.1      Power of Attorney.

         99.1      Opinion of Goldman, Sachs & Co. (Included as Annex C to the Proxy Statement/ Prospectus).*

         99.2      Restated Certificate of Incorporation of DSC. (Incorporated by reference to Exhibit 3.1 to DSC's
                   Registration Statement Form S-8, dated December 10, 1997.) (File No. 0-10018).

         99.3      Amended and Restated Bylaws of DSC. (Incorporated by reference to Exhibit 3.4 to DSC's Annual
                   Report on Form 10-K for the fiscal year ended December 31, 1996.) (File No. 0-10018).

         99.4      STATUTS (Charter) of the Registrant (English translation) (Incorporated by reference to Alcatel's
                   Registration Statement on Form F-1 dated April 10, 1992) (File No. 1-11130).

         99.5      Amendment to Rights Agreement, dated June 3, 1998, to the Rights Agreement, dated as of April 25,
                   1996 between DSC and Harris Trust Savings Bank.

         99.6      Proxy Card.

* Schedules to the Merger Agreement have been omitted in accordance with Item 601(b)(2) of Regulation S-K and a summary of such schedules is provided in lieu thereof. The registrant undertakes to furnish supplementally to the Commission copies of any omitted schedule on the request of the Commission.

ITEM 22. UNDERTAKINGS

    The undersigned registrant hereby undertakes:

        (a) (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

           (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

           (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

           (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

           (4) to file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 of Regulation S-X under the Securities Act of 1933 at the start of any delayed offering or throughout a continuous offering;

        (b) that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to
    Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be initial BONA FIDE offering thereof;

        (c) (1) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

           (2) every prospectus: (i) that is filed pursuant to paragraph (c)(1) immediately preceding, or (ii) that purports to meet the requirements of
       Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

        (d) insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue;

        (e) (1) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form F-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and (2) to arrange or provide for a facility in the United States for the purpose of responding to such requests; and

        (f) to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Paris, France on the 28th day of July, 1998.

                                By:  /s/ JEAN-PIERRE HALBRON
                                     --------------------------------------
                                     Name: Jean-Pierre Halbron
                                     Title:  Senior Executive Vice President
                                           Attorney-In-Fact

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed on its behalf by the following persons in the capacities and on the dates indicated.

          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------

/s/ SERGE TCHURUK               Chairman of the Board
------------------------------    (Chief Executive Officer      July 28, 1998
Serge Tchuruk                     and Director)

                                Senior Executive Vice
/s/ JEAN-PIERRE HALBRON           President
------------------------------    (Principal Financial and      July 28, 1998
Jean-Pierre Halbron               Accounting Officer)

                                Director
------------------------------                                  July 28, 1998
Ambroise Roux

              *                 Director
------------------------------                                  July 28, 1998
Rand V. Araskog

                                Director
------------------------------                                  July 28, 1998
Daniel Bernard

              *                 Director
------------------------------                                  July 28, 1998
Philippe Bissara

                                Director
------------------------------                                  July 28, 1998
Paolo Cantarella

                                Director
------------------------------                                  July 28, 1998
Guy Dejouany

                                Director
------------------------------                                  July 28, 1998
Jacques Friedmann

              *                 Director
------------------------------                                  July 28, 1998
Noel Goutard

              *                 Director
------------------------------                                  July 28, 1998
Francois de Laage de Meux

                                Director
------------------------------                                  July 28, 1998
Pierre-Louis Lions

              *                 Director
------------------------------                                  July 28, 1998
Thierry De Loppinot

          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------

              *                 Director
------------------------------                                  July 28, 1998
Bruno Vaillant

              *                 Director
------------------------------                                  July 28, 1998
Marc Vienot

              *                 Director
------------------------------                                  July 28, 1998
Helmut Werner

*By:   /s/ JEAN-PIERRE HALBRON
      -------------------------
         Jean-Pierre Halbron
          Attorney-In-Fact

                                 EXHIBIT INDEX

EXHIBIT NUMBER                                         DESCRIPTION OF DOCUMENTS
-----------------  -------------------------------------------------------------------------------------------------

          2.1      Agreement and Plan of Merger, dated as of June 3, 1998, by and among DSC, Alcatel and Newco
                   (Included as Annex A to the Proxy Statement/Prospectus).*

          2.2      First Amendment to the Agreement and Plan of Merger, dated as of July 21, 1998 to the Agreement and Plan of Merger, dated as of June 3, 1998 by and among DSC, Alcatel and Newco (Included as
                   Annex B to the Proxy Statement/Prospectus).*

          4.1      Form of Amended and Restated Deposit Agreement, dated as of March 10, 1997, among Alcatel and The
                   Bank of New York, as Depositary and the holders from time to time of the ADRs issued thereunder, including the form of ADR. (Incorporated by reference to Exhibit A(1) to Alcatel's Registration
                   Statement on Form F-6, dated February 21, 1997.) (File No. 1-11103.)

          5.1      Opinion of Pascal Durand-Barthez as to the validity of the Alcatel Shares.

          8.1      Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to certain tax matters.

          8.2      Opinion of Baker & McKenzie as to certain tax matters.

         23.1      Consent of Skadden, Arps, Slate, Meagher & Flom LLP (to be included in Exhibit 8.1).

         23.2      Consent of Baker & McKenzie (to be included in Exhibit 8.2).

         23.3      Consent of Pascal Durand-Barthez (to be included in Exhibit 5.1).

         23.4      Consent of Arthur Andersen LLP.

         23.5      Consent of Ernst & Young LLP.

         24.1      Power of Attorney.

         99.1      Opinion of Goldman, Sachs & Co. (Included as Annex C to the Proxy Statement/ Prospectus).*

         99.2      Restated Certificate of Incorporation of DSC. (Incorporated by reference to Exhibit 3.1 to DSC's
                   Registration Statement Form S-8, dated December 10, 1997.) (File No. 0-10018).

         99.3      Amended and Restated Bylaws of DSC. (Incorporated by reference to Exhibit 3.4 to DSC's Annual
                   Report on Form 10-K for the fiscal year ended December 31, 1996.) (File No. 0-10018).

         99.4      STATUTS (Charter) of the Registrant (English translation) (Incorporated by reference to Alcatel's
                   Registration Statement on Form F-1 dated April 10, 1992) (File No. 1-11130).

         99.5      Amendment to Rights Agreement, dated June 3, 1998, to the Rights Agreement, dated as of April 25,
                   1996 between DSC and Harris Trust Savings Bank.

         99.6      Proxy Card.

* Schedules to the Merger Agreement have been omitted in accordance with Item 601(b)(2) of Regulation S-K and a summary of such schedules is provided in lieu thereof. The registrant undertakes to furnish supplementally to the Commission copies of any omitted schedule on the request of the Commission.